Form 10-K, Exhibit 13
period 1994-06-30
AUTOMATIC DATA PROCESSING INC
filed 1994-09-01
CIK 8670

                                   EXHIBIT 13
                             1994 ADP ANNUAL REPORT

TO OUR SHAREHOLDERS

We are pleased to report that in fiscal '94 ADP achieved another record year in revenue and earnings. It was the forty-fifth consecutive growth year since our founding in 1949.

     Our continued success in '94 was primarily the result of:

- - size and growth of our major markets;

- - market leadership positions in our four largest businesses;

- - especially strong internal growth in Brokerage and Dealer Services, fueled by buoyant Wall Street trading volumes and robust auto sales; and

- - margin improvements in each of our three largest businesses, driven by aggressive automation and productivity improvements.


FINANCIAL PERFORMANCE

Revenue for the year ended June 30, 1994 was $2,469 million, up 11% from '93. Net earnings grew 14% to $334 million before two minor, non-recurring accounting changes, on improved pretax margins. Earnings per share increased 14% to $2.37 as we completed our 132nd consecutive quarter of "double-digit" growth in earnings per share.

     In recognition of these positive operating results, our Board increased the annual dividend by 15%, from $.52 to $.60 per share, effective July 1, 1994. This was the twentieth consecutive annual increase since dividend payments started in 1974.

     During '94, we repurchased approximately 2.6 million ADP shares on the open market at an average price of $50. We view the purchase of ADP shares as an excellent method of funding our equity related employee benefit plans. The Board of Directors has authorized the repurchase of up to 2.3 million additional shares.

     ADP continues to operate from a position of significant financial strength and liquidity. At year-end, cash and marketable securities exceeded $1 billion, after spending $685 million during the past five years to purchase 23 million treasury shares and $515 million to acquire businesses during the same period. Our debt-to-equity ratio was a comfortable .22 to 1, and shareholders' equity approximated $1.7 billion at year-end. Our '94 return on average shareholders' equity was a very healthy 21%.

EARNINGS PER SHARE

1994      2.37
1993      2.08
1992      1.84
1992      1.63
1990      1.44

     Cash flow from operations in '94 exceeded $500 million, a 30% increase over '93. Capital expenditures for the year were $111 million compared to $87 million last year, reflecting increased investments for automation and facilities.

NEW PRODUCTS AND SERVICES

In '94, we continued to expand product offerings that offer superior value to our clients. We also substantially increased investment in emerging technologies that help us respond to clients' changing needs. Systems and programming expenditures increased by 21% in '94.

     Employer Services began the rollout of several new client-site processing capabilities to supplement our traditional service bureau processing. These new products offer enhanced control, flexibility and lower costs for those clients who prefer to do their own payroll production. Brokerage Services added new versions of our FS Partner market data system to address the unique requirements of institutional and international marketplaces. Dealer Services introduced a document storage and data archiving system which uses optical disk and scanning technologies to eliminate all paper, computer tape, microfiche and traditional filing cabinets from the auto dealer's back office. Claims Services introduced the first pen-based workstation for mobile auto claims management.

GROWTH STRATEGIES

ADP's growth strategies are primarily focused on expanding the leadership positions of our core businesses. Key growth strategies are:

- - deliver superior service to enhance value and improve client retention;

- - provide ancillary products that create incremental value for existing clients;

- - increase market share by broadening product lines, expanding distribution channels and acquiring new clients;

- - expand existing businesses in Europe, where feasible;

- - improve reliability, responsiveness, efficiency, and profitability through process reengineering, and automation; and

- - enter new markets which are attractive extensions or complements to our core businesses and competencies.

REVENUE
$ IN MILLIONS

1994      $2,469
1993      $2,223
1992      $1,941
1991      $1,772
1990      $1,714

ACQUISITIONS

ADP continues to supplement its internal growth through selective acquisitions that expand existing market share or present new market opportunities. In '94, we consummated, or agreed to make, several acquisitions that support new strategic directions.

     Two of the strategic acquisitions, Peachtree Software and The Application Group, will support Employer Services' strategy of offering client-site payroll and human resource information systems. Peachtree Software, which was acquired in April, provides accounting and payroll software (for small companies) through computer stores and other retail outlets. The Application Group, which we have agreed to acquire, is a leading client server applications implementer and will strengthen our installation capabilities for large client-site payroll and human resource services.

     Claims Services entered the bodily injury segment of auto claims processing by acquiring National BioSystems. National Bio uses expert systems and healthcare data bases to help insurance companies minimize waste and fraud in claims arising from auto and worker's compensation accidents.

EXECUTIVE APPOINTMENTS

There were important executive changes this year. Arthur Weinbach, previously executive vice president, was appointed president and chief operating officer. Renato Crocetti was promoted to corporate vice president. Two vice presidents, Dave Perlman and Arthur Kranseler, retired after 27 years each of valuable service.

CONCLUSIONS

ADP is committed to superior quality and client value. We fully expect to achieve double-digit revenue and earnings per share growth in '95. We hope you are pleased with ADP's continued growth and strategies for enhancing shareholder value. We thank our 22,000 associates whose daily perseverance and dedication make it all happen.

/s/ Josh S. Weston
Josh S. Weston
Chairman and Chief Executive Officer

/s/ Arthur F. Weinbach
Arthur F. Weinbach
President and Chief Operating Officer

August 15, 1994

EMPLOYER SERVICES

Employer Services (ES) is ADP's oldest and largest business, representing 58% of revenue. ES provides payroll and employment related services to about 275,000 employers, ranging in size from five employees to over 50,000. Services include: payroll processing, payroll software, timekeeping systems, payroll direct deposit, payroll tax filing, unemployment compensation management, human resource information systems and benefits administration support.

     ADP pays more than 17 million U.S. workers and is five times the size of its largest competitor. Despite this leading position, ADP still has enormous growth opportunity with a U.S. labor market of 110 million employees.

     In '94, Employer Services launched a new strategy to provide payroll services any way that the market demands. We introduced client-site payroll processing software to complement our traditional regional processing centers. Client site products include Peachtree Software, SoftPay Services, and Client Server Series. All of these on-site products serve clients who prefer enhanced control and lower cost solutions and who don't mind payroll preparation burdens.

     In addition to new client-site solutions, our 40 regional payroll centers offer traditional outsourced payroll processing. We continue to enhance our full-service processing solutions, including a redesign of all check and report formats, and improved PC-based input and reporting capability.

     ES also expanded its product set to exploit new opportunities and gain competitive advantage, as follows:

- - Our new time and attendance product automates collection of employee hours and seamlessly integrates with our payroll products, to provide end-to-end convenience from employee punch-in to paycheck.

- - Our new 401(k) service makes it easier for employers with 10 to 500 employees to form and administer plans that comply with IRS and ERISA regulations. ES provides a "one-stop" solution including plan design, enrollment, regulatory reporting and employee communications, and trust services and investment management through State Street Bank.

- - Our four human resource (HR) products share a common payroll and HR database for personnel functions, compensation planning and benefits administration.

     ES has concluded several alliances to speed entry into employment related fields, including a timekeeping software license with Kronos and a software license with PeopleSoft for Client Server products.

     In April, we acquired Peachtree Software, the leader in PC packaged accounting and payroll for small business. In



Employer Services Photo Caption:

THE TOTAL TIME SYSTEM IS DESIGNED TO SIMPLIFY ALL OF THE REPETITIVE TASKS ASSOCIATED WITH TIME AND ATTENDANCE. MARIBEL RUBIAN (RIGHT), RESIDENT'S ACCOUNT MANAGER AT THE MARY MANNING WALSH NURSING HOME IN NEW YORK CITY STARTS HER WORK DAY WITH CO-WORKERS ROGELIO WATSON (LEFT) AND EVELYN PALMER (IN BACKGROUND).

August, we reached an agreement to acquire The Application Group, a leading implementer of Client Server applications. We will continue to selectively ally and/or acquire capabilities to expand ES.

     Last year, ES implemented several productivity and automation programs aimed at improving client service and reducing costs. Every sales representative now has a portable laptop providing detailed territory information, prospect demonstrations, and sales activity reporting. In client service, every service representative has on-line access to client history, eliminating much paper processing and oral communication. We've rewritten much of our payroll code to make it easier to maintain and enhance. We expect all of these initiatives to improve the effectiveness of our development, service, and selling efforts.



Employer Services Photo Caption:

ABOVE: PEACHTREE SOFTWARE OFFERS A WIDE RANGE OF PC BASED ACCOUNTING AND PAYROLL APPLICATIONS, AND CURRENTLY HAS OVER 500,000 USERS. THE NATIONAL ASSOCIATION OF FEMALE EXECUTIVES IN NEW YORK CITY IS A USER OF GENERAL LEDGER, ACCOUNTS RECEIVABLE AND ACCOUNTS PAYABLE. LIBBY LEAL (RIGHT), ACCOUNTING ASSISTANT, AND SHELLY MACK (LEFT), ADMINISTRATIVE ASSISTANT, REVIEW SYSTEM DOCUMENTATION.
ABOVE RIGHT: ADP OFFERS A ONE STOP SHOPPING 401(K) SOLUTION WHICH INCLUDES PLAN DESIGN, ENROLLMENT, COMMUNICATION, ADMINISTRATION, AND ACCESS TO TRUSTEE AND INVESTMENT MANAGEMENT SERVICES. JEAN THORBURN (STANDING), IMPLEMENTAION SPECIALIST IN BOSTON, IS PICTURED HERE CONDUCTING TRAINING FOR ADP CLIENTS WHO HAVE RECENTLY INSTALLED ADP'S 401(K) PRODUCT.

BROKERAGE SERVICES

Brokerage Services represents 25% of ADP revenue. It provides recordkeeping, market data services, order entry, proxy processing and high quality, high speed related services to the financial community. In '94, expanded investor interest in equities accelerated growth in all segments of Brokerage Services.

     Back-office processing volume and margins were the best in five years. ADP processes approximately 20% of New York Stock Exchange transactions and is the leading third-party provider of recordkeeping services in the U.S. and Canada. Wood Gundy, a very large Canadian brokerage firm, began processing with ADP in July, 1994. During '94, ADP acquired a minority position in Wilco International, Ltd., which provides real-time, multi-currency, international clearance and settlement systems that support non-U.S. dollar denominated transactions.



Brokerage Services Photo Caption:

ABOVE: LIBERTY SECURITIES BEGAN USING ADP'S MUTUAL FUND ORDER ENTRY AND ROUTING APPLICATION TO AUTOMATE WHAT HAD BEEN A LENGTHY, MANUAL PROCESS FOR PLACING MUTUAL FUND ORDERS. ADP ALSO PROVIDED AN INTERFACE TO THE LIBERTY SECURITIES' ACCOUNTING SYSTEM. RONALD S. ROBBINS (LEFT), CHAIRMAN AND CEO OF LIBERTY SECURITIES, CREDITS A SMOOTH, SPEEDY CONVERSION TO THE EXPERTISE AND PROFESSIONALISM OF THE ADP STAFF AND A GREAT TEAM EFFORT BETWEEN BOTH COMPANIES AND AFFECTED FUND FAMILIES. BRUCE PEYSER (RIGHT) IS DIRECTOR, ACCOUNT MANAGEMENT FOR ADP. ABOVE RIGHT: RAYMOND JAMES FINANCIAL INC. IS ONE OF OUR FRONT OFFICE SERVICES NEWEST FS PARTNER CLIENTS. J. STEPHEN PUTNAM (LEFT), EXECUTIVE VICE PRESIDENT AND DIRECTOR OF RAYMOND JAMES SAYS, "WE CHOSE ADP AS OUR INFORMATION SERVICES PARTNER IN OUR PULSE 2000-TM- SYSTEM BECAUSE WE KNEW THEY HAD THE TECHNICAL EXPERTISE, ENTHUSIASM AND SOLID ADMINISTRATIVE CAPABILITY NEEDED TO HELP US ROLL OUT THIS IMPROVED CLIENT SUPPORT SYSTEM, WHICH IS ALREADY RESULTING IN BETTER CLIENT SERVICE AND SALES SUPPORT FOR OUR OVER 2,600 ASSOCIATES WORLD-WIDE." JOINING MR. PUTNAM ARE RAYMOND JAMES ASSOCIATES TIM EITEL (RIGHT), VICE PRESIDENT MANAGEMENT INFORMATION SYSTEMS AND PETER HARRINGTON (CENTER), SENIOR SECURITIES TRADER.

     ADP is the leading U.S. provider of retail equity information with 87,000 front office terminals worldwide in nearly 600 firms. In '94, we installed more than 18,000 new FS Partner intelligent workstations.

     We aim to become a major multi-national provider of market data services. In '94, we upgraded our new U.K. center to deliver more reliable and cost-effective support to our international client base and to support future growth. ADP now has about 2000 terminals outside North America.

     Recently, we added focus on the institutional investment sector by introducing an advanced function FS Partner for institutional users. In addition we acquired MarketMax, a real-time information and trading system that uses Apple Macintosh platforms.

     ADP's Investor Communication Services (ICS), the largest independent provider of shareholder mailing services in the U.S. and Canada, completed another record year. ICS handles shareholder mailings to investors whose securities are left in "street name" with their brokerage firm or bank. About 65% of all U.S. equities are now left in "street name". In '94, ICS processed over 165 million shareholder mailings for 9000 publicly held corporations and mutual funds.

     During '94, ICS introduced Streetlink, a unique, cost efficient alternative to traditional glossy, expensive quarterly reports that may take as much as five weeks to produce and deliver. Streetlink is printed and mailed within 3 days by utilizing ICS' access to ADP's extensive laser print and electronic communications capabilities.



Brokerage Services Photo Caption:

JOHN GRIFFIN (RIGHT), ASSISTANT VICE PRESIDENT OF GLOBAL CORPORATION ACTION WITH STATE STREET BANK, CO-CHAIRS THE ICS USER STEERING COMMITTEE FOR ADP'S INVESTOR COMMUNICATIONS SERVICES (ICS). HE STATES, "DURING 1994, ICS RE-ENGINEERED ITS PROXY PROCESSING SERVICES TO MEET THE VARIOUS NEEDS OF THE INVESTMENT COMMUNITY." CHRISTINE SHAW (LEFT), IS PROXY ADMINISTRATOR FOR STATE STREET BANK.

DEALER SERVICES

Dealer Services accounts for 14% of ADP revenue. It provides turnkey systems, including more than 20 software applications, to over 9500 auto and truck dealers in North America and Europe.

     In '94, Dealer Services had very strong growth. Sales of new applications and systems, fueled by robust auto industry growth and new product introductions, were up by more than 15%.

     Auto dealers use ADP's on-site systems to manage their accounting, inventory, factory communications, scheduling, leasing, sales and service activities. In addition, ADP offers more than 80 manufacturer subsystems for warranty processing, price updates and factory ordering. ADP also provides dealers with a communications network for parts and vehicle locating, credit checks, electronic vehicle registration and vehicle repair estimating.

     Dealer Services' newer products include ADP LaserStation for the business office, Automated Collision Repair Estimating, and a "paperless back office" called Document Storage & Data Archiving.

     ADP LaserStation replaces costly pre-printed, multi-part, carbonized forms with all output resembling professional looking originals. It allows dealers to print from a single laser printer all types of customer communications, including customer satisfaction surveys, service reminders, invoices and statements. Dealers save handling time and eliminate unnecessary copies and the cost of preprinted forms. ADP clients utilize over 8000 LaserStations.

     Automated Collision Estimating (ACE) integrates ADP's repair estimating application for auto body shops with its parts and service applications. ACE provides complete estimate information, and then automatically updates customer and vehicle information, service history and accounting. The benefits include streamlined administration and faster answers to customer inquiries.

     Document Storage & Data Archiving uses optical disk and scanning technologies to electronically scan, store and



Dealer Services Photo Caption:

RHETT (RIGHT) AND FRED (CENTER) RICART, CO-OWNERS, RICART AUTOMOTIVE IN COLUMBUS, OHIO; AND CHRIS DULLA (LEFT), ADP MAJOR ACCOUNT SALES EXECUTIVE, REVIEW VEHICLE INVENTORY REPORTS GENERATED BY A BARCODE INVENTORY SYSTEM CALLED ADP LASERSCAN. LASERSCAN AUTOMATES THE DEALERSHIP'S VEHICLE INVENTORY PROCESS. THE RICART BROTHERS OWN ONE OF THE LARGEST MEGA DEALERSHIPS IN THE UNITED STATES.

retrieve purchase orders, invoices, checks, other documents and even customer signatures. Digitized records replace stored documents and can be retrieved from any ADP workstation for viewing, faxing or printing. Dealers can eliminate all paper, computer tape, microfiche and traditional filing cabinets.

     In '94, Dealer Services continued to increase market penetration in North America through acquisition of three small companies that provide systems to Chrysler, Ford, General Motors, Audi and Volkswagen dealers.

     ADP is committed to dealer services expansion in Europe. In '94, ADP launched Ford's Dealership Computer Application System (DCAS), which provides dealer to factory communications in Germany and the United Kingdom. ADP currently has 1500 dealer clients in Europe.



Dealer Services Photo Caption:

ABOVE: BRENDA WHITSON (LEFT), CHIEF FINANCIAL OFFICER, RICART AUTOMOTIVE; AND BARBARA AVERETT (RIGHT), ADP FORMS MANAGEMENT SPECIALIST, PRINT CHECKS AND STUBS WITH THE ADP LASERSTATION. QUALITY BUSINESS FORMS AND ACCURATE CHECKS CAN NOW BE PRINTED FROM A SINGLE LASER PRINTER. LASERSTATION HELPS ELIMINATE CHANGING FORMS OR PRINTERS TO PRODUCE DIFFERENT TYPES OF BUSINESS OFFICE DOCUMENTS. ABOVE
RIGHT: THE LATEST IN ELECTRONIC INFORMATION MANAGEMENT AND RECORD STORAGE, ADP DOCUMENT STORAGE & DATA ARCHIVING (DSDA), IS DEMONSTRATED TO CHRIS PUSTELAK (RIGHT), CONTROLLER, RICART AUTOMOTIVE, BY TERRY PETTIT (SEATED, LEFT), DIRECTOR OF ADP CLIENT SERVICES AND DEBBIE KELLER (CENTER), ADP SENIOR ACCOUNT EXECUTIVE. ALL ARCHIVED RECORDS AND STORED DOCUMENTS (UNLESS RESTRICTED BY THE DEALERSHIP FOR SECURITY) CAN BE RETRIEVED BY THE DSDA SYSTEM FROM ANY ADP WORKSTATION THROUGHOUT THE DEALERSHIP FOR ON-SCREEN VIEWING, FAXING BY MODEM OR PRINTING BY THE ADP LASERSTATION.

CLAIMS SERVICES

Claims Services, using the name Claims Solutions Group (CSG), provides computer-based collision repair estimating (Audatex) and total loss valuation (Autosource) to auto insurance companies. A new estimating and shop management system, called ShopLink, has been developed for collision repair shops. ShopLink includes digital imaging of damaged vehicles for transmission to insurance companies. A property loss (repair and replacement) estimating system was also created to assist in settling homeowners claims.

     CSG supplies inventory management systems to over 1300 salvage yards through its Hollander parts services business. Its rapidly growing communications network, called EDEN, allows electronic parts location between yards. During '94, EDEN users tripled to over 1000.

     Our newly acquired National BioSystems evaluates the appropriateness of medical treatment and invoicing for auto accident victims. The core product, Provider Bill Audit (PBA), evaluates soft tissue injury claims. This acquisition and its market synergy with other ADP services represents high growth potential. National Bio's clinical databases and outcomes measurement can also be strategically important for broader health care services.

     In late 1992, CSG introduced Audapoint, a portable laptop estimating system designed for mobile claims adjusters. In just 15 months, 70% of our estimate volume has moved from ADP mainframes to the Audapoint platform.

     We recently launched PenPro, the first pen-based mobile claims workstation. PenPro's powerful estimating tools are delivered on a touch screen laptop that weighs less than 6 lbs., and the estimating system is the most powerful application developed in any industry for pen-based mobile computing. A complete retooling of application architecture has migrated virtually all mainframe functionality to this portable workstation that includes a gigabyte digital graphics database with parts data and repair times for all vehicles manufactured since 1975.

     CSG is currently assisting many of its clients to reengineer their claims management business processes. PenPro promises to capitalize on the reengineering revolution currently underway in the property and casualty insurance industry. CSG and its clients have become true business partners, jointly investing to deliver higher levels of service to policyholders in the most cost effective way.



Claims Services Photo Caption:

METROPOLITAN PROPERTY AND CASUALTY INSURANCE IS USING ADP'S PROVIDER BILL AUDIT SYSTEM TO EMPOWER THEIR MEDICAL PAYMENT DECISION MAKERS. IT PROVIDES THESE ADJUSTERS WITH THE DATA NECESSARY TO MAKE INFORMED, CONSISTENT PAYMENT DECISIONS AND HELPS METROPOLITAN ADDRESS INDUSTRY TRENDS, STRATEGIC PLANNING AND FINANCIAL ANALYSIS. DOUG TAYLOR (LEFT) IS A CASUALTY UNIT MANAGER. CHERYL SMITH (CENTER) AND PRABHA RANGANATH (RIGHT) ARE PBA OPERATORS.

ADP EUROPE

In various European countries, ADP offers Employer, Brokerage and Dealer services. ADP Netherlands is a leading provider of payroll and human resource services, with over 20,000 clients. We recently expanded to the government sector. A new PC based human resource system provides advanced functionality to handle growing complexity in tax and social security legislation.

     In the United Kingdom, ADP provides a full range of employer services for some 3000 clients. ADP Surepay assists organizations in managing their employees, including payroll, personnel recruitment, training and absence reporting. ADP's service interfaces with a wide range of accounting and information packages to ensure ease of use. During '94, ADP maintained excellent levels of client service and retention. We obtained International Standards Organization quality certification (ISO 9000) in recognition of high service standards in the U.K.

     Since acquiring Quotron's international equities quotation services, ADP's front office business has been laying the foundation for becoming a major multi-national provider of market data services. Our new U.K. center has been upgraded to deliver more reliable and cost-effective support to the entire ADP international client base while supporting substantial future growth. ADP has direct information feeds from more than 140 exchanges, with more to come. We now have about 2000 terminals in 14 countries outside North America.

     Dealer Services currently provides systems to 1500 clients in Germany and the United Kingdom. ADP-Autonom is the leading supplier to General Motors Opel dealers. In the U.K., ADP-Modems delivers systems to General Motors Vauxhall. In '94, ADP Europe launched Ford's Dealer Computer Application System. ADP is a strategic partner of Ford across Europe.

     ADP is committed to continued expansion in Europe in recognition of the increasing global nature of our businesses.



ADP Europe Photo Caption:

SMITH NEW COURT (SNC), A USER OF ADP'S FRONT OFFICE TRADING SYSTEMS, IS A MAJOR LONDON BROKERAGE FIRM SPECIALIZING IN EQUITY AND EQUITY DERIVATIVE MARKETS. ANTHONY MOULANGE (CENTER), INFORMATION SYSTEMS MANAGER FOR SMITH NEW COURT, VIEWS TRADE INFORMATION WITH MICHAEL J. CUNNINGHAM (RIGHT), ADP VICE PRESIDENT AND U.K. GENERAL MANAGER, AND JOHN A. NORRIS (LEFT), ADP SENIOR MANAGER MAJOR ACCOUNTS.


                            SELECTED FINANCIAL DATA
- --------------------------------------------------------------------------------------------
     AUTOMATIC DATA PROCESSING, INC. AND SUBSIDIARIES(IN THOUSANDS, EXCEPT PER SHARE AMOUNT)



- --------------------------------------------------------------------------------------------------------------
YEAR ENDED JUNE 30,                           1994           1993           1992           1991           1990
- --------------------------------------------------------------------------------------------------------------
Revenue. . . . . . . . . . . . . . . .  $2,468,966     $2,223,374     $1,940,571     $1,771,751     $1,714,041
                                        ----------------------------------------------------------------------
Cost of operations . . . . . . . . . .   2,001,796      1,816,995      1,586,725      1,463,952      1,416,653
Interest expense . . . . . . . . . . .      20,840         19,819         12,266          8,169         12,128
                                        ----------------------------------------------------------------------
                                         2,022,636      1,836,814      1,598,991      1,472,121      1,428,781
                                        ----------------------------------------------------------------------
Earnings before income taxes
  and cumulative effect of
  accounting changes . . . . . . . . .     446,330        386,560        341,580        299,630        285,260
Provision for income taxes . . . . . .     112,210         92,360         85,400         71,940         73,550
                                        ----------------------------------------------------------------------
Earnings before cumulative
  effect of accounting changes . . . .     334,120        294,200        256,180        227,690        211,710
Cumulative effect of
  accounting changes . . . . . . . . .      (4,800)            --             --             --             --
                                        ----------------------------------------------------------------------
Net earnings . . . . . . . . . . . . .    $329,320       $294,200       $256,180       $227,690       $211,710
                                        ----------------------------------------------------------------------

Earnings per share:
  Before cumulative effect of
    accounting changes . . . . . . . .       $2.37          $2.08          $1.84          $1.63          $1.44
  Cumulative effect of
    accounting changes . . . . . . . .        (.03)            --             --             --             --
                                        ----------------------------------------------------------------------
  Net earnings . . . . . . . . . . . .       $2.34          $2.08          $1.84          $1.63          $1.44
                                        ----------------------------------------------------------------------
Average number of common
  shares outstanding . . . . . . . . .     140,890        141,327        139,045        139,936        147,168
                                        ----------------------------------------------------------------------
Cash dividends per share . . . . . . .        $.54          $.475          $.415         $.3625         $.3125
                                        ----------------------------------------------------------------------
Return on equity (a) . . . . . . . . .       21.0%          20.9%          22.1%          21.9%          20.3%
                                        ----------------------------------------------------------------------
At year end:
Cash, cash equivalents and
  marketable securities. . . . . . . .  $1,062,190     $  886,452     $  741,357     $  432,141     $  536,578
Working capital. . . . . . . . . . . .  $  507,243     $  355,047     $  366,752     $  299,488     $  375,882
Total assets . . . . . . . . . . . . .  $2,705,565     $2,439,400     $2,169,300     $1,564,930     $1,692,263
Long-term debt . . . . . . . . . . . .  $  372,959     $  347,583     $  333,192     $   49,052     $   56,225
Shareholders' equity . . . . . . . . .  $1,691,251     $1,494,456     $1,296,728     $1,052,620     $1,127,025
                                        ----------------------------------------------------------------------

(a) BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGES IN 1994.

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OPERATING RESULTS
- -------------------------------------------------------------------------------
Revenue and earnings reached record levels during each of the past three fiscal years. During fiscal '94, revenue exceeded $2.4 billion and net earnings exceeded $334 million, before two minor, non-recurring accounting changes. Earnings per share increased 14% to $2.37. Fiscal '94 was ADP's 33rd consecutive year of double-digit earnings per share growth since becoming a public company in 1961.

Revenue and revenue growth by ADP's major service groups are shown below:


                                            REVENUE                   REVENUE GROWTH
                                    ------------------------      ------------------------
                                      YEARS ENDED JUNE 30,          YEARS ENDED JUNE 30,
                                    ------------------------      ------------------------
                                    1994      1993      1992      1994      1993      1992
- ------------------------------------------------------------      ------------------------
($ IN MILLIONS)
- -------------------------------------------------------------------------------------------
Employer Services. . . . . . .    $1,424    $1,311    $1,125         9%       17%       10%
Brokerage Services . . . . . .       606       505       412        20        23        20
Dealer Services. . . . . . . .       334       274       231        22        19        12
Other. . . . . . . . . . . . .       105       133       173       (21)      (23)      (13)
                                  --------------------------      -------------------------
   Consolidated. . . . . . . .    $2,469    $2,223    $1,941        11%       15%       10%
                                  --------------------------      -------------------------

Consolidated revenue grew 11% in fiscal '94, primarily from expansion of our client base, new product offerings, and from acquisitions, with relatively minor contributions from price increases.

The consolidated pretax margin was 18.1% in '94, up from 17.4% and 17.6% in '93 and '92, respectively. Continued automation and operating efficiencies enabled the Company to offset the start up costs associated with new products and acquisitions and the effect of lower rates on interest income.

The Company does not prepare its financial statements in a manner that generates the true standalone profitability for each unit and profitability measurements are not maintained in a consistent manner between the Company's major service groups. Certain revenues and expenses are charged to business units at a standard rate for management and motivation reasons. Other costs are recorded based on management responsibility. As a result, various income and expense items are recorded at the Corporate level and certain shared costs are not allocated. Consequently, comparisons of specific margins between groups are not meaningful, although trend information within a service group is a useful directional indicator.

EMPLOYER SERVICES

Employer Services' revenue grew 9% in fiscal '94, down from the 17% growth rate of fiscal 1993. Last year's revenue growth was aided by the May 1992 acquisition of Bank of America's payroll business. In the absence of this transaction, '93 revenue growth would have been approximately 8%. Field operating margins have increased in each of the past three years as a result of continued productivity and operating efficiencies. These increased field margins have enabled Employer Services to significantly increase investments in product development, sales and marketing, while increasing the overall pretax margin to approximately 27% (26% in '93 and '92).

Employer Services' revenue shown above includes the pretax equivalent of interest earned on funds collected from clients as part of the Company's integrated payroll and payroll tax filing services. The pretax equivalent has been calculated at a consistent standard rate of 7.8% since 1986.

BROKERAGE SERVICES

Brokerage Services' revenue grew 20% in fiscal '94 and 23% in fiscal '93, aided by the February 1993 acquisition of certain back-office processing and international equities quotation services and the February 1992 acquisition of IECA, which provides proxy distribution services. In the absence of these transactions revenue growth would have been approximately half as much in each year.

Brokerage began to benefit in fiscal '92 from improved Wall Street trading volumes, which had previously been adversely affected in the years subsequent to the October 1987 market crash. The improved conditions continued into '93 and '94.

Brokerage Services' pretax margin was about 16% in fiscal '94, after absorbing losses from the recently acquired international quote services business referred to above. Brokerage margins were 14% in fiscal '93 and 13% in '92.

DEALER SERVICES

Dealer Services' revenue grew 22% in fiscal '94 and 19% in fiscal '93 as a result of improved industry conditions and several small acquisitions. Operating margins were approximately 20% in fiscal '94 up from approximately 15% in '93 and '92.

OTHER

The primary components of "Other revenue" are services for auto claims, wholesalers, and European payroll users. In addition, Other revenue has been reduced to adjust for the difference between actual interest income earned on invested tax filing funds and income credited to Employer Services at a standard rate of 7.8%.


In each of the past three years, investments in systems development and programming have increased at a substantially greater rate than the Company's overall growth rate. Investments have increased, especially in Employer Services, to accelerate automation, migration to new computing technologies, and development of new products.

In fiscal '94, the Company's effective tax rate was approximately 25%, up from approximately 24% in '93, primarily as a result of the increased statutory tax rate enacted in August 1993. Consolidated after-tax margins were 13.5% in '94, and 13.2% in both '93 and '92.

For fiscal '95 ADP is planning another record year with double-digit growth in revenue and earnings per share.

Additional comments and operating results are included in the Letter to Shareholders on pages 2 through 4 and in the business descriptions presented on pages 6 through 13.

                               FINANCIAL CONDITION
- -------------------------------------------------------------------------------
ADP's financial condition and balance sheet remain exceptionally strong. At June 30, 1994, cash and marketable securities exceeded $1 billion. Shareholders' equity approximated $1.7 billion, and return on average equity for the year was 21%. The ratio of long-term debt to equity at June 30, 1994 was 22%.

Cash flow from operating activities exceeded $500 million in '94. We expect another excellent year of cash flow in fiscal 1995.

In fiscal '94 we repurchased approximately 2.6 million shares of common stock at an average price of about $50 to fund our equity related employee benefit plans. The Board of Directors has authorized the purchase of up to 2.3 million additional shares.

During fiscal '92, the Company raised approximately $279 million through the issuance of zero coupon convertible subordinated notes, and acquired several businesses in purchase transactions for approximately $295 million in cash and notes. During fiscal '94 and '93 the Company purchased several businesses for approximately $81 million and $57 million, respectively.

Capital expenditures during fiscal '94 were approximately $111 million, following investments of $87 million in '93 and $56 million in '92. Capital spending in fiscal '95 should approximate $125 million.

In fiscal 1994 the Company adopted Financial Accounting Standards Board Statements No. 109, "Accounting for Income Taxes", and No. 112, "Employer's Accounting for Postemployment Benefits", effective July 1, 1993. The cumulative effect of adopting Statement No. 109 was to increase net earnings by $2.7 million ($.02 per share). The cumulative effect of adopting Statement No. 112 was to decrease net earnings by $7.5 million ($.05 per share). The Company will adopt Statement No. 115, pertaining to investments in debt and equity securities, in fiscal 1995. It's implementation will not have a material impact on the Company's financial statements.

                         MARKET PRICE AND DIVIDEND DATA
- -------------------------------------------------------------------------------
The market price of Automatic Data Processing, Inc. (AUD) common shares based on New York Stock Exchange composite transactions and cash dividends per share declared during the past two years have been:

- -------------------------------------------------------------------------------
                                          PRICE PER SHARE
                                          ---------------            DIVIDENDS
FISCAL 1994 QUARTER ENDED               HIGH           LOW           PER SHARE
- -------------------------------------------------------------------------------
June 30. . . . . . . . . . . . . .    $55 1/4        $47 5/8           $.15
March 31 . . . . . . . . . . . . .     55 1/2         50 1/4            .13
December 31. . . . . . . . . . . .     56 7/8         49 5/8            .13
September 30 . . . . . . . . . . .     52 5/8         47                .13
                                      -----------------------------------------

FISCAL 1993 QUARTER ENDED
- -------------------------------------------------------------------------------
June 30. . . . . . . . . . . . . .    $52 7/8        $46 7/8          $.13
March 31 . . . . . . . . . . . . .     56 1/8         50 1/8           .115
December 31. . . . . . . . . . . .     55 5/8         44 5/8           .115
September 30 . . . . . . . . . . .     47 3/4         38 3/4           .115
- -------------------------------------------------------------------------------

As of June 30, 1994 there were approximately 22,600 holders of record of Automatic Data Processing, Inc. common stock.

                       STATEMENTS OF CONSOLIDATED EARNINGS
- -------------------------------------------------------------------------------
                AUTOMATIC DATA PROCESSING, INC. AND SUBSIDIARIES


(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
- ----------------------------------------------------------------------------------------------------
YEAR ENDED JUNE 30,                                               1994           1993           1992
- ----------------------------------------------------------------------------------------------------
Revenue. . . . . . . . . . . . . . . . . . . . . . . .      $2,468,966     $2,223,374     $1,940,571
                                                            ----------------------------------------
Operating expenses . . . . . . . . . . . . . . . . . .       1,026,354        927,181        816,225
General, administrative and selling expenses . . . . .         666,344        617,194        542,904
Depreciation and amortization. . . . . . . . . . . . .         148,295        140,234        116,113
Systems development and programming costs. . . . . . .         160,803        132,386        111,483
Interest expense . . . . . . . . . . . . . . . . . . .          20,840         19,819         12,266
                                                            ----------------------------------------
                                                             2,022,636      1,836,814      1,598,991
                                                            ----------------------------------------
Earnings before income taxes and cumulative effect
  of accounting changes. . . . . . . . . . . . . . . .         446,330        386,560        341,580
Provision for income taxes . . . . . . . . . . . . . .         112,210         92,360         85,400
                                                            ----------------------------------------

Net earnings before cumulative effect of accounting
  changes. . . . . . . . . . . . . . . . . . . . . . .         334,120        294,200        256,180
Cumulative effect of accounting changes. . . . . . . .          (4,800)            --             --
                                                            ----------------------------------------
Net earnings . . . . . . . . . . . . . . . . . . . . .      $  329,320     $  294,200     $  256,180
                                                            ----------------------------------------

Earnings per share:
  Before cumulative effect of accounting changes . . .           $2.37          $2.08          $1.84
  Cumulative effect of accounting changes. . . . . . .            (.03)            --             --
                                                            ----------------------------------------
  Net earnings . . . . . . . . . . . . . . . . . . . .           $2.34          $2.08          $1.84
                                                            ----------------------------------------

Average number of common shares outstanding. . . . . .         140,890        141,327        139,045
                                                            ----------------------------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                           CONSOLIDATED BALANCE SHEETS
- -------------------------------------------------------------------------------
                AUTOMATIC DATA PROCESSING, INC. AND SUBSIDIARIES

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
- ----------------------------------------------------------------------------------------------------
JUNE 30,                                                                         1994           1993
- ----------------------------------------------------------------------------------------------------
                                     ASSETS
- ----------------------------------------------------------------------------------------------------
Current assets:
  Cash and cash equivalents. . . . . . . . . . . . . . . . . . . . . .     $  238,626     $  180,802
  Short-term marketable securities . . . . . . . . . . . . . . . . . .        351,969        187,358
  Accounts receivable. . . . . . . . . . . . . . . . . . . . . . . . .        298,096        294,282
  Other current assets . . . . . . . . . . . . . . . . . . . . . . . .         96,726        108,861
                                                                           -------------------------
    Total current assets . . . . . . . . . . . . . . . . . . . . . . .        985,417        771,303
                                                                           -------------------------
Long-term marketable securities. . . . . . . . . . . . . . . . . . . .        471,595        518,292
                                                                           -------------------------
Long-term receivables. . . . . . . . . . . . . . . . . . . . . . . . .        162,272        134,631
                                                                           -------------------------
Property, plant and equipment -- at cost:
  Land and buildings . . . . . . . . . . . . . . . . . . . . . . . . .        275,088        257,837
  Data processing equipment. . . . . . . . . . . . . . . . . . . . . .        433,161        382,049
  Furniture, leaseholds and other. . . . . . . . . . . . . . . . . . .        293,044        272,036
                                                                           -------------------------
                                                                            1,001,293        911,922
  Less accumulated depreciation. . . . . . . . . . . . . . . . . . . .        605,445        550,747
                                                                           -------------------------
                                                                              395,848        361,175
                                                                           -------------------------
Other assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         81,408         78,820
                                                                           -------------------------
Intangibles  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        609,025        575,179
                                                                           -------------------------
                                                                           $2,705,565     $2,439,400
                                                                           -------------------------

                        LIABILITIES AND SHAREHOLDERS' EQUITY
- ----------------------------------------------------------------------------------------------------
Current liabilities:
  Accounts payable . . . . . . . . . . . . . . . . . . . . . . . . . .     $   56,151     $   65,537
  Accrued expenses and other current liabilities . . . . . . . . . . .        346,960        309,097
  Income taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . .         72,867         40,176
  Current portion of long-term debt. . . . . . . . . . . . . . . . . .          2,196          1,446
                                                                           -------------------------
    Total current liabilities. . . . . . . . . . . . . . . . . . . . .        478,174        416,256
                                                                           -------------------------
Long-term debt . . . . . . . . . . . . . . . . . . . . . . . . . . . .        372,959        347,583
                                                                           -------------------------
Other liabilities. . . . . . . . . . . . . . . . . . . . . . . . . . .         69,504         49,519
                                                                           -------------------------
Deferred income taxes. . . . . . . . . . . . . . . . . . . . . . . . .         33,553         74,931
                                                                           -------------------------
Deferred revenue . . . . . . . . . . . . . . . . . . . . . . . . . . .         60,124         56,655
                                                                           -------------------------
Shareholders' equity:
  Preferred stock, $1.00 par value:
    Authorized, 300 shares; issued, none
  Common stock, $.10 par value:
    Authorized, 200,000 shares; issued, 157,117 shares . . . . . . . .         15,712         15,712
  Capital in excess of par value . . . . . . . . . . . . . . . . . . .        325,029        300,010
  Retained earnings. . . . . . . . . . . . . . . . . . . . . . . . . .      1,883,423      1,630,135
  Treasury stock -- at cost, 16,418 and 15,998 shares, respectively. .       (532,913)      (451,401)
                                                                           -------------------------
    Total shareholders' equity . . . . . . . . . . . . . . . . . . . .      1,691,251      1,494,456
                                                                           -------------------------
                                                                           $2,705,565     $2,439,400
                                                                           -------------------------


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                       STATEMENTS OF SHAREHOLDERS' EQUITY
- -------------------------------------------------------------------------------
                AUTOMATIC DATA PROCESSING, INC. AND SUBSIDIARIES

(In thousands, except per share amounts)
- ------------------------------------------------------------------------------------------------------------------
                                                  COMMON STOCK             CAPITAL IN
                                           -------------------------       EXCESS OF      RETAINED       TREASURY
                                              SHARES         AMOUNT        PAR VALUE      EARNINGS          STOCK
- ------------------------------------------------------------------------------------------------------------------
BALANCE, JULY 1, 1991  . . . . . . . . . .    157,117       $ 15,712       $297,056     $1,206,870       $467,018
Employee stock plans . . . . . . . . . . .         --             --        (12,967)            --        (50,621)
Treasury stock acquired (386 shares) . . .         --             --             --             --         12,301
Net earnings . . . . . . . . . . . . . . .         --             --             --        256,180             --
Dividends ($.415 per share)  . . . . . . .         --             --             --        (57,717)            --
Other transactions . . . . . . . . . . . .         --             --         20,292             --             --
                                           -----------------------------------------------------------------------
BALANCE, JUNE 30, 1992 . . . . . . . . . .    157,117         15,712        304,381      1,405,333        428,698
Employee stock plans . . . . . . . . . . .         --             --        (10,183)            --        (50,757)
Treasury stock acquired (1,714 shares) . .         --             --             --             --         82,510
Pooling transaction  . . . . . . . . . . .         --             --         (9,050)        (2,218)        (9,050)
Net earnings . . . . . . . . . . . . . . .         --             --             --        294,200             --
Dividends ($.475 per share)  . . . . . . .         --             --             --        (67,184)            --
Other transactions . . . . . . . . . . . .         --             --         14,862              4             --
                                           -----------------------------------------------------------------------
BALANCE, JUNE 30, 1993 . . . . . . . . . .    157,117         15,712        300,010      1,630,135        451,401
Employee stock plans . . . . . . . . . . .         --             --          2,774             --        (47,986)
Treasury stock acquired (2,579 shares) . .         --             --             --             --        129,389
Net earnings . . . . . . . . . . . . . . .         --             --             --        329,320             --
Dividends ($.54 per share) . . . . . . . .         --             --             --        (76,031)            --
Other transactions . . . . . . . . . . . .         --             --         22,245             (1)           109
                                           -----------------------------------------------------------------------
BALANCE, JUNE 30, 1994 . . . . . . . . . .    157,117       $ 15,712       $325,029     $1,883,423       $532,913
                                           -----------------------------------------------------------------------


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                      STATEMENTS OF CONSOLIDATED CASH FLOWS
- -------------------------------------------------------------------------------
                AUTOMATIC DATA PROCESSING, INC. AND SUBSIDIARIES



(IN THOUSANDS)
- ------------------------------------------------------------------------------------------------
YEAR ENDED JUNE 30,                                          1994           1993           1992
- ------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
- ------------------------------------------------------------------------------------------------
Net earnings . . . . . . . . . . . . . . . . . . . .     $329,320       $294,200       $256,180
Depreciation and amortization. . . . . . . . . . . .      148,295        140,234        116,113
Deferred income taxes. . . . . . . . . . . . . . . .        4,900         12,000         (4,000)
Changes in operating assets and liabilities:
  Receivables and other assets . . . . . . . . . . .      (28,922)       (58,702)           (25)
  Accounts payable and accrued expenses. . . . . . .       17,105         53,782         48,479
  Other. . . . . . . . . . . . . . . . . . . . . . .       38,430        (50,132)        20,721
                                                         --------------------------------------
    Net cash flows from operating activities . . . .      509,128        391,382        437,468
                                                         --------------------------------------


CASH FLOWS FROM INVESTING ACTIVITIES
- ------------------------------------------------------------------------------------------------

Marketable securities. . . . . . . . . . . . . . . .     (117,914)      (268,314)      (141,284)
Capital expenditures . . . . . . . . . . . . . . . .     (110,733)       (87,411)       (56,443)
Other changes to property, plant and equipment . . .       12,822          6,122          9,221
Additions to intangibles . . . . . . . . . . . . . .      (24,460)       (24,889)       (54,653)
Acquisitions of businesses . . . . . . . . . . . . .      (81,082)       (56,918)      (294,049)
                                                         --------------------------------------
    Net cash flows from investing activities . . . .     (321,367)      (431,410)      (537,208)
                                                         --------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
- ------------------------------------------------------------------------------------------------

Proceeds from long-term debt . . . . . . . . . . . .           --             --        284,983
Repayments of long-term debt . . . . . . . . . . . .       (1,702)        (8,979)       (15,400)
Proceeds from issuance of common stock . . . . . . .       77,981         72,838         60,600
Repurchases of common stock. . . . . . . . . . . . .     (129,389)       (82,510)       (12,301)
Dividends paid . . . . . . . . . . . . . . . . . . .      (76,031)       (67,184)       (57,717)
Other. . . . . . . . . . . . . . . . . . . . . . . .         (796)         2,644          4,453
                                                         --------------------------------------
    Net cash flows from financing activities . . . .     (129,937)       (83,191)       264,618
                                                         --------------------------------------


Net change in cash and cash equivalents. . . . . . .       57,824       (123,219)       164,878
Cash and cash equivalents, at beginning of period. .      180,802        304,021        139,143
                                                         --------------------------------------
Cash and cash equivalents, at end of period. . . . .     $238,626       $180,802       $304,021
                                                         --------------------------------------

- ------------------------------------------------------------------------------------------------


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED STATEMENTS

YEARS ENDED JUNE 30, 1994, 1993 AND 1992


NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
- -------------------------------------------------------------------------------

A. Principles of Consolidation. The consolidated financial statements include the accounts of Automatic Data Processing, Inc. and its majority-owned subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation.

B. Accounting Changes. In fiscal 1994 the Company adopted Financial Accounting Standards Board Statements No. 109, "Accounting for Income Taxes", and No. 112, "Employers' Accounting for Postemployment Benefits" effective July 1, 1993. The cumulative effect of adopting Statement No. 109 was to increase net earnings by $2.7 million ($.02 per share). The cumulative effect of adopting Statement No. 112, which requires that certain postemployment benefits be accrued as service is provided, was to decrease net earnings by $7.5 million ($.05 per share), net of $5.0 million of income tax benefits.

C. Cash, Cash Equivalents and Marketable Securities. Highly liquid investments with a maturity of three months or less at the time of purchase are considered cash equivalents. Marketable securities, which consist primarily of high grade municipal and other tax-advantaged securities, are carried at amortized cost, which approximates market value.

D. Property, Plant and Equipment. Property, plant and equipment is depreciated over the estimated useful lives of the assets by the straight-line method. Leasehold improvements are amortized over the shorter of the term of the lease or the estimated useful lives of the improvements.


     The estimated useful lives of assets are primarily as follows:
- -------------------------------------------------------------------------------
Data processing equipment. . . . . . . . . . . . . . . . .          3 years
Buildings. . . . . . . . . . . . . . . . . . . . . . . . .   20 to 40 years
Furniture and fixtures . . . . . . . . . . . . . . . . . .     3 to 7 years
- -------------------------------------------------------------------------------

E. Intangibles. Intangible assets are recorded at cost and are amortized primarily on a straight-line basis over appropriate periods ranging from 3 to 40 years. Goodwill is periodically reviewed to determine recoverability by comparing its carrying value to expected future cash flows.

F. Revenue Recognition. Service revenue, including software license fees, maintenance fees and other ancillary fees, is recognized as services are provided. In those instances where hardware is sold to clients as part of a bundled service offering, the gross profit on the sale of hardware and prepaid software license fees, less costs of selling and installation, is deferred and recognized on a straight-line basis over the initial contract period, which generally is from 5 to 7 years.

G. Earnings Per Share. Earnings per share are based upon the weighted average number of shares outstanding during the respective periods.

H. Line of Business. The Company is engaged in the computing services business.

NOTE 2. ACQUISITIONS
- -------------------------------------------------------------------------------
During fiscal 1992, the Company acquired several businesses in purchase transactions for approximately $295 million in cash and notes, including the May 1992 acquisition of Bank of America's payroll services business and a new joint marketing relationship with the Bank, as well as the February 1992 acquisition of the Independent Election Corporation of America, which provides proxy distribution services. These transactions resulted in approximately $75 million of goodwill, which is being amortized over 40 years, and approximately $240 million of other intangibles, which is being amortized over periods ranging from 3 to 25 years.

     During fiscal 1994 and 1993, the Company purchased several businesses for approximately $81 million and $57 million, respectively, whose results in the aggregate were not material to the Company's financial statements.

     The results of purchased businesses are included in the consolidated financial statements from the date of acquisition. In some cases additional payments are contingent on future performance of the acquired companies. The amount of additional payments, which are not material, will be added to intangibles when determinable.

     The Company also acquired a business in fiscal 1993 in exchange for 348,000 shares of common stock in a pooling of interests transaction. The Company's historical financial statements were not restated because the transaction was not material.

NOTE 3. RECEIVABLES
- -------------------------------------------------------------------------------
Trade accounts receivable is net of an allowance for doubtful accounts of $21 million and $18 million at June 30, 1994 and 1993, respectively.

     The Company finances the sale of computer systems to certain of its clients. These finance receivables, substantially all of which are due from automobile and truck dealerships, are reflected in the consolidated balance sheets as follows:



                                                        1994                          1993
                                               ------------------------      ------------------------
(IN THOUSANDS)                                  CURRENT      LONG-TERM        CURRENT      LONG-TERM
- -----------------------------------------------------------------------------------------------------
JUNE 30,
- -----------------------------------------------------------------------------------------------------
Receivables. . . . . . . . . . . . . . .       $ 91,884       $214,815       $ 79,699       $183,955
Less:
  Allowance for doubtful accounts. . . .        (10,204)       (24,526)        (9,506)       (21,684)
  Unearned income. . . . . . . . . . . .        (20,603)       (28,017)      $(19,092)       (27,640)
                                               ------------------------------------------------------
                                               $ 61,077       $162,272       $ 51,101       $134,631
                                               ------------------------------------------------------


     Unearned income from finance receivables represents the excess of gross receivables over the cost of the computer systems financed. Unearned income is amortized using the interest method to maintain a constant rate of return on the net investment over the term of each contract.

     Long-term receivables at June 30, 1994 mature as follows:


(IN THOUSANDS)
- ----------------------------------------------------------------------------------------------------
1996 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        $ 78,335
1997 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          64,355
1998 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          44,821
1999 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          20,631
Thereafter . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           6,673
                                                                                            --------
                                                                                            $214,815
                                                                                            --------


NOTE 4. INTANGIBLE ASSETS
- -------------------------------------------------------------------------------
Components of intangible assets are as follows:



(IN THOUSANDS)
- ----------------------------------------------------------------------------------------------------
JUNE 30,                                                                         1994           1993
- ----------------------------------------------------------------------------------------------------
Goodwill . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $348,740       $276,253
Other. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    513,055        477,578
                                                                             -----------------------
                                                                              861,795        753,831
Less accumulated amortization. . . . . . . . . . . . . . . . . . . . . . .   (252,770)      (178,652)
                                                                             -----------------------
                                                                             $609,025       $575,179
                                                                             -----------------------


     Other intangibles consist primarily of purchased rights to provide data processing services to various groups of clients. Amortization of intangibles totalled $61 million for fiscal 1994, $57 million for 1993 and $37 million for 1992.

NOTE 5. LONG-TERM DEBT
- -------------------------------------------------------------------------------
Components of long-term debt are as follows:



(IN THOUSANDS)

JUNE 30,                                                                                        1994           1993
- -------------------------------------------------------------------------------------------------------------------
Zero coupon convertible subordinated notes (5 1/4% yield). . . . . . . . . . . . . . . . .  $319,057       $299,795
Industrial revenue bonds (with fixed and variable interest rates from 2.7% to 8.3%). . . .    39,995         40,430
Other  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    16,103          8,804
                                                                                            -----------------------
                                                                                             375,155        349,029
Less current portion . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    (2,196)        (1,446)
                                                                                            -----------------------
                                                                                            $372,959       $347,583
                                                                                            -----------------------

     In February 1992, the Company issued $805 million face value of zero coupon convertible subordinated notes and received net proceeds of approximately $279 million. The notes mature February 20, 2012, unless converted or redeemed earlier. The notes are convertible into approximately 5.2 million shares of the Company's common stock. The notes are callable at the option of the Company after February 1996, and the holders of the notes can require redemption in 1997, 2002, and 2007. As of June 30, 1994, the quoted market price for the zero coupon notes was approximately $322 million. The fair value of the other debt included above, based on available market information, approximates its carrying value.

     Long-term debt repayments are due as follows:



(IN THOUSANDS)
- -------------------------------------------------------------------------------
1996 . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $  5,332
1997 . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          762
1998 . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          551
1999 . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          551
Thereafter . . . . . . . . . . . . . . . . . . . . . . . . . .      365,763
                                                                   --------
                                                                   $372,959
                                                                   --------

     Interest payments were approximately $4 million during the years ended June 30, 1994 and 1993, and $6 million in 1992.

NOTE 6. PAYROLL AND PAYROLL TAX FILING SERVICES
- -------------------------------------------------------------------------------
As part of its integrated payroll and payroll tax filing services, the Company collects funds for federal, state and local employment taxes from approximately 210,000 clients, files over 9.5 million applicable returns, handles all regulatory correspondence and amendments, absorbs regulatory charges for certain penalties and interest, and remits the funds to the appropriate tax agencies. In addition to fees paid by clients for these services, the Company receives interest during the interval between the receipt and disbursement of funds by investing the funds primarily in AA or better rated municipal instruments, with no more than $40 million in any single instrument. The amount of collected but unremitted funds varies significantly during the year and averaged approximately $2.8 billion in fiscal 1994, $2.4 billion in fiscal 1993 and $1.8 billion in fiscal 1992. The amount of such funds as of June 30, 1994 and 1993 was $3.7 billion and $2.6 billion, respectively.

NOTE 7. EMPLOYEE BENEFIT PLANS
- -------------------------------------------------------------------------------
A. Stock Option Plans. The Company has stock option plans which provide for the issuance to eligible employees of incentive and non-qualified stock options, which may expire as much as 10 and 12 years, respectively, from the date of grant, at prices not less than the fair market value on the date of grant. At June 30, 1994, there were 4,055 participants in the plans. The aggregate purchase price for options outstanding at June 30, 1994 was approximately $341 million. The options expire between 1994 and 2004.

     A summary of changes in the stock option plans for the three years ended June 30, 1994 is as follows:


(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                                        NUMBER OF OPTIONS
- ---------------------------------------------------------------------------------------------------------
YEAR ENDED JUNE 30,                                                    1994           1993           1992
- ---------------------------------------------------------------------------------------------------------
Options outstanding, beginning of year . . . . . . . . . . .          8,237          8,021          8,131
Options granted ($47 to $51 per share in 1994,
  $43 to $48 in 1993 and $32 to $44 in 1992) . . . . . . . .          3,091          1,566          1,225
Options exercised ($8 to $47 per share in 1994,
  $6 to $43 in 1993 and $6 to $31 in 1992) . . . . . . . . .           (859)          (886)          (958)
Options cancelled. . . . . . . . . . . . . . . . . . . . . .           (804)          (467)          (385)
Other. . . . . . . . . . . . . . . . . . . . . . . . . . . .              5              3              8
                                                                     ------------------------------------
Options outstanding, end of year ($9 to $51 per share
  in 1994, $8 to $48 in 1993 and $6 to $44 in 1992). . . . .          9,670          8,237          8,021
                                                                     ------------------------------------
Options exercisable, end of year . . . . . . . . . . . . . .          2,590          2,332          2,113
                                                                     ------------------------------------
Shares available for future grants, end of year. . . . . . .          4,054          2,347          3,449
                                                                     ------------------------------------
Shares reserved for issuance under stock option plans. . . .         13,724         10,584         11,470
                                                                     ------------------------------------

B. Restricted Stock Plan. The Company has a restricted stock plan under which shares of common stock have been sold for nominal consideration to certain key employees. These shares are restricted as to transfer and in certain circumstances must be resold to the Company at the original purchase price. The restrictions lapse over periods of up to six years. During the years ended June 30, 1994, 1993 and 1992, the Company issued 94,050, 126,200, and 13,600 restricted shares and repurchased 23,100, 6,700, and 19,100 shares, respectively.

C. Employee Stock Purchase Plans. The Company has stock purchase plans under which eligible employees have the ability to purchase shares of common stock at 85% of market value as of the date of purchase election. Approximately 1.1 million shares are scheduled for issuance on both December 31, 1994 and 1995 and approximately 1.2 million and 1.4 million shares were issued during the years ended June 30, 1994 and 1993, respectively. At June 30, 1994 and 1993, there were approximately 6.3 million and 3.5 million shares reserved for purchase under the plan. Included in liabilities as of June 30, 1994 and 1993 is approximately $42 million and $38 million, respectively, for employee stock purchase plan withholdings.

D. Pension Plan. The Company has a defined benefit pension plan covering substantially all domestic employees. Effective January 1, 1990, the Company amended the plan to a defined benefit cash balance plan under which employees are credited with a percentage of base pay each year plus 7% interest. Employees are fully vested on completion of five years service. The Company's policy is to make contributions within the range determined by generally accepted actuarial principles.

     The plan's funded status is as follows:



(IN THOUSANDS)
- -------------------------------------------------------------------------------------------------------------------
JUNE 30,                                                                                        1994           1993
- -------------------------------------------------------------------------------------------------------------------
Funded plan assets at market value, primarily stocks and bonds . . . . . . . . . . .        $105,300       $105,800
                                                                                            -----------------------
Actuarial present value of benefit obligations:
  Vested benefits. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          97,700         74,700
  Non-vested benefits. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           7,400          6,700
                                                                                            -----------------------
Accumulated/projected benefit obligation . . . . . . . . . . . . . . . . . . . . . .         105,100         81,400
                                                                                            -----------------------
Plan assets in excess of projected benefits. . . . . . . . . . . . . . . . . . . . .             200         24,400
Prior service cost . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          (5,200)        (6,000)
Transition obligation. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           2,000          2,200
Unrecognized net actuarial loss due to different experience than that assumed. . . .          32,600         17,800
                                                                                            -----------------------
Prepaid pension liability. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        $ 29,600       $ 38,400
                                                                                            -----------------------


     The components of net pension expense were as follows:


(IN THOUSANDS)
- -------------------------------------------------------------------------------------------------------------------
YEAR ENDED JUNE 30,                                                              1994           1993           1992
- -------------------------------------------------------------------------------------------------------------------
Service cost - benefits earned during the period . . . . . . . . . . .        $10,700        $ 8,700        $ 7,900
Interest cost on projected benefits. . . . . . . . . . . . . . . . . .          6,800          5,400          4,300
Return on plan assets. . . . . . . . . . . . . . . . . . . . . . . . .         (1,500)        (5,900)        (6,500)
Net amortization and deferral. . . . . . . . . . . . . . . . . . . . .         (7,300)          (800)         1,600
                                                                              -------------------------------------
                                                                              $ 8,700        $ 7,400        $ 7,300
                                                                              -------------------------------------

     Assumptions used to develop the actuarial present value of benefit obligations for the three years ended June 30, 1994 were:


                                                                                 1994           1993           1992
- -------------------------------------------------------------------------------------------------------------------
Discount rate. . . . . . . . . . . . . . . . . . . . . . . . . . . . .           8.0%           8.5%           8.5%
Expected long-term rate of return on assets. . . . . . . . . . . . . .           8.5%           8.5%           8.5%
Rate of increase in compensation levels. . . . . . . . . . . . . . . .           6.0%           6.0%           6.0%
                                                                                 ----------------------------------

E. Retirement and Savings Plan. The Company has a 401(k) retirement and savings plan which allows eligible employees to contribute up to 7% of their compensation annually. The Company matches a portion of this contribution which amounted to approximately $9.0 million, $7.0 million and $5.8 million for calendar years 1993, 1992 and 1991, respectively.

NOTE 8. INCOME TAXES
- -------------------------------------------------------------------------------
The Company adopted Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes", effective July 1, 1993, which changed the Company's method of accounting for income taxes to the asset and liability approach from the deferred method under Accounting Principles Board Opinion No.
11. The Statement requires that deferred taxes reflect the tax consequences on future years of differences between the financial reporting and tax bases of assets and liabilities. The cumulative effect of adopting this statement on the Company's financial statements was to increase fiscal 1994 net earnings by $2.7 million ($.02 per share).
     The provision for income taxes consists of the following components:



(IN THOUSANDS)
- -------------------------------------------------------------------------------------------------------------------
YEAR ENDED JUNE 30,                                                              1994           1993           1992
- -------------------------------------------------------------------------------------------------------------------
Current:
  Federal. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $ 81,290        $60,550        $68,300
  Foreign. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         10,750          9,260         10,200
  State and other taxes. . . . . . . . . . . . . . . . . . . . . . . .         15,270         10,550         10,900
                                                                             --------------------------------------
  Total current. . . . . . . . . . . . . . . . . . . . . . . . . . . .        107,310         80,360         89,400
                                                                             --------------------------------------
Deferred:
  Accelerated depreciation . . . . . . . . . . . . . . . . . . . . . .          4,000            400         (5,500)
  Deferred revenue . . . . . . . . . . . . . . . . . . . . . . . . . .          4,800          3,200         (3,400)
  Other. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         (3,900)         8,400          4,900
                                                                             --------------------------------------
  Total deferred . . . . . . . . . . . . . . . . . . . . . . . . . . .          4,900         12,000         (4,000)
                                                                             --------------------------------------
                                                                             $112,210        $92,360        $85,400
                                                                             --------------------------------------


At June 30, 1994, the Company had gross deferred tax liabilities of approximately $85 million, consisting primarily of depreciation and amortization timing differences. Gross deferred tax assets were approximately $58 million, consisting primarily of operating expenses not currently deductible for tax return purposes. Valuation allowances were not significant.
     Income tax payments were approximately $90 million in 1994, $78 million in 1993 and $92 million in 1992. Pretax domestic earnings approximated $425 million in 1994, $365 million in 1993 and $320 million in 1992.
     A reconciliation between the Company's effective tax rate and the U.S. federal statutory rate is as follows:



(IN THOUSANDS, EXCEPT PERCENTAGES)
- ----------------------------------------------------------------------------------------------------------------------------------
YEAR ENDED JUNE 30,                                         1994    PERCENT           1993        PERCENT           1992   PERCENT
- ----------------------------------------------------------------------------------------------------------------------------------
Provision for taxes at statutory rate. . . . . . . .    $156,200       35.0       $131,400           34.0       $116,100      34.0
Increase (decrease) in provision from:
  Investments in municipals and preferred stocks . .     (50,860)     (11.4)       (44,100)         (11.4)       (39,100)    (11.5)
State and other taxes, net of federal tax benefit. .      12,540        2.8          9,100            2.4         10,100       3.0
Other. . . . . . . . . . . . . . . . . . . . . . . .      (5,670)      (1.3)        (4,040)          (1.1)        (1,700)      (.5)
                                                        --------------------------------------------------------------------------
                                                        $112,210       25.1       $ 92,360           23.9       $ 85,400      25.0
                                                        --------------------------------------------------------------------------

NOTE 9. LEASE OBLIGATIONS
- -------------------------------------------------------------------------------
The Company and its subsidiaries have various facilities and equipment lease obligations. Total rental expense was approximately $135 million in 1994, $123 million in 1993 and $115 million in 1992 with minimum lease commitments under operating leases as follows:



(IN THOUSANDS)
- -------------------------------------------------------------------------------
YEAR ENDING JUNE 30,
- -------------------------------------------------------------------------------
1995 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $128,000
1996 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     97,000
1997 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     57,000
1998 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     27,000
1999 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     16,000
Thereafter . . . . . . . . . . . . . . . . . . . . . . . . . . .     21,000
                                                                   --------
                                                                   $346,000
                                                                   --------


In addition to fixed rentals, certain leases require payment of maintenance and real estate taxes and contain escalation provisions based on future adjustments in price indices.


NOTE 10. QUARTERLY FINANCIAL RESULTS (Unaudited)
- -------------------------------------------------------------------------------

Summarized quarterly results of operations for the three years ended June 30, 1994 are as follows:


(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
- ------------------------------------------------------------------------------------------------------------------------
                                                                      FIRST         SECOND          THIRD         FOURTH
YEAR ENDED JUNE 30, 1994                                            QUARTER        QUARTER        QUARTER        QUARTER
- ------------------------------------------------------------------------------------------------------------------------
Revenue. . . . . . . . . . . . . . . . . . . . . . . . . . .       $551,983       $577,661       $674,405       $664,917
Earnings before cumulative effect of accounting changes. . .       $ 58,510       $ 80,180       $104,990       $ 90,440
Net earnings . . . . . . . . . . . . . . . . . . . . . . . .       $ 53,710(a)    $ 80,180       $104,990       $ 90,440
                                                                   -----------------------------------------------------
Earnings per share:
  Before cumulative effect of accounting changes . . . . . .       $    .42       $    .57       $    .74       $    .64
  Cumulative effect of accounting changes. . . . . . . . . .       $   (.03)(a)   $     --       $     --       $     --
  Net income . . . . . . . . . . . . . . . . . . . . . . . .       $    .39 (a)   $    .57       $    .74       $    .64
                                                                   -----------------------------------------------------

YEAR ENDED JUNE 30, 1993
- ------------------------------------------------------------------------------------------------------------------------
Revenue. . . . . . . . . . . . . . . . . . . . . . . . . . .       $495,303       $518,471       $612,956       $596,644
Net earnings . . . . . . . . . . . . . . . . . . . . . . . .       $ 51,920       $ 70,130       $ 92,480       $ 79,670
Earnings per share . . . . . . . . . . . . . . . . . . . . .       $    .37       $    .50       $    .65       $    .56
                                                                   -----------------------------------------------------

YEAR ENDED JUNE 30, 1992
- ------------------------------------------------------------------------------------------------------------------------
Revenue. . . . . . . . . . . . . . . . . . . . . . . . . . .       $429,083       $449,285       $545,299       $516,904
Net earnings . . . . . . . . . . . . . . . . . . . . . . . .       $ 45,810       $ 60,350       $ 79,750       $ 70,270
Earnings per share . . . . . . . . . . . . . . . . . . . . .       $    .33       $    .44       $    .57       $    .50
                                                                   -----------------------------------------------------

(a) THE PREVIOUSLY REPORTED AMOUNTS HAVE BEEN RESTATED TO REFLECT THE ADOPTION IN THE FOURTH QUARTER OF FISCAL 1994, RETROACTIVE TO JULY 1, 1993, OF FINANCIAL ACCOUNTING STANDARDS BOARD STATEMENT NO. 112, "EMPLOYERS' ACCOUNTING FOR POSTEMPLOYMENT BENEFITS" (SEE NOTE 1B.).

Third quarter revenue and earnings have historically been positively impacted by calendar year-end processings associated with many of the Company's services.

REPORT OF MANAGEMENT

Management is responsible for the preparation of the accompanying financial statements. The financial statements, which include amounts based on the application of business judgements, have been prepared in conformity with generally accepted accounting principles. Deloitte & Touche LLP, independent certified public accountants, have audited our consolidated financial statements as described in their report.
     The Company maintains financial control systems designed to provide reasonable assurance that assets are safeguarded and that transactions are executed and recorded in accordance with management authorization. The control systems are supported by written policies and the control environment is regularly evaluated by both the Company's internal auditors and Deloitte & Touche.
     The Board of Directors has an Audit Committee comprised of five outside directors. The Audit Committee meets with both Deloitte & Touche and the internal auditors with and without management's presence. It monitors and reviews the Company's financial statements and internal controls, and the scope of the internal auditors' and Deloitte & Touche's audits. Deloitte & Touche and the internal auditors have free access to the Audit Committee.


/s/ Josh S. Weston       /s/ Fred D. Anderson, Jr.   /s/ Richard J. Haviland
Josh S. Weston           Fred D. Anderson, Jr.       Richard J. Haviland
CHAIRMAN AND CHIEF       CHIEF FINANCIAL OFFICER     CORPORATE CONTROLLER
  EXECUTIVE OFFICER


Roseland, New Jersey, August 15, 1994



INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders
Automatic Data Processing, Inc.
Roseland, New Jersey

We have audited the accompanying consolidated balance sheets of Automatic Data Processing, Inc. and subsidiaries as of June 30, 1994 and 1993, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Automatic Data Processing, Inc. and subsidiaries at June 30, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1994, in conformity with generally accepted accounting principles.
     As discussed in Note 1 to the consolidated financial statements, in 1994 the Company changed its methods of accounting for postemployment benefits other than pensions and for income taxes.


/s/ Deloitte & Touche LLP
New York, New York, August 15, 1994