Form 10-K, Exhibit 13
period 1995-06-30
AUTOMATIC DATA PROCESSING INC
filed 1995-09-21
CIK 8670

                                                           EXHIBIT 13
                                                     1995 ADP ANNUAL REPORT

TO OUR SHAREHOLDERS

In fiscal '95, ADP achieved its forty-sixth consecutive growth year in revenue and earnings. Our 17% growth in both revenue and earnings per share was our best in many years.

     Our success was the direct result of:

-    very strong leadership positions in each of our businesses;

- accelerated growth in Employer and Dealer Services from increased market penetration, an expanded product array, improved client retention, and several small but strategic acquisitions; and

-    productivity gains from automation.

GRAPHS:
EARNINGS PER SHARE
1995 - $2.77
1994 - $2.37
1993 - $2.08
1992 - $1.84
1991 - $1.63

REVENUE ($ IN MILLIONS)
1995 - $2,894
1994 - $2,469
1993 - $2,223
1992 - $1,941
1991 - $1,772

FINANCIAL REVIEW

Net earnings grew 18% to approximately $395 million on $2,894 million of revenue. Earnings per share increased to $2.77 as we completed our 136th consecutive quarter of "double-digit" growth in earnings per share.

     In recognition of these strong operating results, our Board declared its twenty-first consecutive annual dividend increase, from $.60 to $.70 per share, effective July 1, 1995.

     ADP continues to operate from a position of significant financial strength and liquidity. Cash flow from operations exceeded $478 million and year-end cash equivalents and marketable securities approximated $1.3 billion after spending $121 million to acquire businesses and shares. We purchased 219,000 ADP shares on the open market to partially service employee equity plans.

     Our shareholders' equity now exceeds $2 billion. Debt-to-equity is a comfortable .19 to 1 and return on average shareholders' equity continues to be a very healthy 21%.

     Capital expenditures for the year were $118 million compared to $111 million last year.

STRATEGIES

ADP's growth strategies continue to focus primarily on expanding the leadership positions of our core businesses, where we have lots of remaining opportunities. Our major priorities are:

- deliver superior client service to enhance value and increase client retention;

- increase market penetration by broadening product lines and expanding distribution channels;

- provide ancillary products and services that create incremental value for existing clients;

-    expand existing businesses internationally; and

- enter new markets which complement and leverage our core competencies and businesses.

NEW PRODUCTS

In fiscal '95, we substantially increased investments in new product initiatives. Systems and programming expenditures increased by 20% last year. For many years we have increased those developmental expenditures faster than revenue, in order to assure an adequate flow of new offerings.

     In the businesses section of this report, we discuss many of our new products, including the following:

- Total Time is Employer Services new automated time and attendance system. It seamlessly integrates client timeclocks directly to ADP's payroll computers in 39 centers. Over 1,600 clients now use Total Time to eliminate clerical processes, costs and errors by electronically entering attendance data into a payroll system.

- Brokerage Services introduced Power Partner, the state-of-the-art "object linking and embedding" (OLE) technology for broker's workstations. It enables clients to more easily build applications and to seamlessly integrate separate data and applications.

- Dealer Services introduced a Document Storage and Data Archiving product that creates a paperless business office for auto dealerships. This product uses optical scanning and disk technologies to electronically store and retrieve orders, invoices, checks and other documents.

- Claims Services introduced Pen Pro, the first pen-based, mobile, auto claims estimating system. It's CD-ROM also compresses 1.1 billion bytes onto a single disk for easy portability and access.

CLIENT SERVICE

ADP's primary success criterion is outstanding client service. We are committed to continual service improvement. Last year, we automated more functions, including a new AutoPay Document Storage. It offers large clients a paperless CD-ROM alternative to large volumes of paper -- saving paper, space, time, shipping costs and clerical labor. We also made major investments in laptops for all field associates to improve client service quality.

ACQUISITIONS

We continue to supplement internal growth through selective strategic acquisitions. These acquisitions typically expand our client base, add new products or present a new market opportunity. In fiscal '95, we completed several acquisitions which are discussed in the businesses section.

     Employer Services enhanced its benefits services capabilities by acquiring WTR, a leading benefits consulting and actuarial firm. Brokerage Services strengthened its international presence and capabilities by acquiring Wilco International which provides global multi-currency clearance and settlement services for international securities. Brokerage also enhanced its institutional presence by acquiring Shark Information Services which provides real-time market information and sophisticated analytics to 5,000 institutional users. Dealer Services continued its global expansion by acquiring Turbodata's 3,000 auto dealer clients in Benelux, France and Germany.

BOARD AND EXECUTIVE APPOINTMENTS

In January 1995, George H. Heilmeier, president and chief executive officer of Bellcore (Bell Communications Research), was elected a director. Dr. Heilmeier also serves on a number of corporate and technology advisory boards. He has also received numerous awards for his many contributions to the advancement of electronics and computer technology. After 22 years of valuable service, Edwin
D. Etherington has decided not to stand for reelection in November.

     Mike Martone, Tim Lamb, Michael Holmes, John Hogan, Dante Terzo and Harry Durity were named Corporate Vice President in recognition of their important contributions and responsibilities.

OUTLOOK

ADP will continue to grow by providing new products and outstanding service to clients, while making selective acquisitions that expand market share or present new opportunities. We expect to achieve revenue and earnings per share growth of about 15% in fiscal '96.

     The most critical element in our continued growth is our team of 25,000 associates who make ADP's client service unique. We have been fortunate in attracting and retaining exceptionally motivated, talented people who share our vision of high quality service. We thank our ADP team, and we are particularly pleased that 15,000 associates are also ADP shareholders.

Signature /s/ JOSH S. WESTON

JOSH S. WESTON

CHAIRMAN AND CHIEF EXECUTIVE OFFICER (ABOVE LEFT).

Signature /s/ ARTHUR F. WEINBACH

ARTHUR F. WEINBACH

PRESIDENT AND CHIEF OPERATING OFFICER (ABOVE RIGHT).

August 11, 1995

EMPLOYER SERVICES

Employer Services (ES), our oldest and largest business, contributes 56% of ADP's revenue. It serves 300,000 employers with payroll, HR, tax compliance, and reporting services.

     ADP pays 18 million U.S. employees and is five times the size of its nearest competitor. With a U.S. non-farm labor market of 110 million employees, ADP still has enormous growth opportunities.

     Last year, Employer Services revenue grew by 13%. Our leading indicators were positive as new client sales rose 15% and client retention also improved. Three relatively small acquisitions also contributed to the strong growth.

     We continue to focus on three payroll segments: the national, major and heartland markets. The national accounts segment, firms with over 1,000 employees, experienced the fastest growth, as more large companies recognized the potential of partial or total outsourced processings.

     Employer Services expanded product array now includes extremely popular client site servers for payroll, human resource (HR), and benefits administration processing. Using advanced technology and fourth generation tools, each client can mix and match many solutions that best fit their needs and preferences.

     Autopay is ADP's most popular, flexible, and comprehensive payroll product with over 200,000 clients. It is provided and supported in 39 regional processing centers. In addition, for small clients we offer EasyPay, a simple, low-cost payroll solution. For small clients who prefer client site processing on PC's, we have a software and help desk product called SoftPay. We also offer Peachtree, a PC-based accounting package that has been sold through retail channels to over 500,000 users.

     Our most popular complement to payroll is payroll tax filing and funds transmission for 85% of our payroll clients. Last year, ADP filed over 10.5 million quarterly payroll tax returns with the 2,000 U.S. regulatory authorities that have income taxes.

     Total Time, our automated time and attendance system seamlessly integrates with client site timeclocks directly to ADP's payroll computers in 39 centers. Over 1,600 clients now use Total Time to eliminate clerical processes, costs and errors by electronically entering attendance data into a payroll system. The potential for this rapidly growing product is substantial.

PHOTOGRAPH CAPTIONS:

ABOVE: ADP'S PC PAYROLL SYSTEM WITH CLIENT SITE REPORT WRITING IS A POWERFUL MANAGEMENT TOOL FOR QUERY AND ANALYSIS. RUTH NALLEY (STANDING), LEAD PAYROLL CLERK, AND DEBORAH HENLEY, PAYROLL ASSOCIATE AT MOTOROLA COMPUTER GROUP, A DIVISION OF MOTOROLA'S GENERAL SYSTEMS SECTOR, REVIEW AUDIT REPORTS AT THEIR TEMPE, ARIZONA FACILITY.

     Employer Services recently introduced its new Full Service Direct Deposit
(FSDD) product in association with some major bank partners. It is designed to permit employers to very easily, rapidly, and economically make electronic direct deposits to their employees' bank accounts. With a simplified approval process and standardized nationwide service, we expect FSDD to become our clients' preferred form of direct deposit.

     In August 1995, ADP formed a joint venture with Checkfree Corporation to provide electronic banking and bill payment services to small businesses to help them manage their money and improve the efficiency of the accounts payable process. ADP's Business Express electronic banking service and Checkfree's bill payment processing capabilities will combine to satisfy a strong demand among small businesses for better cash management capabilities.

     ADP's services include four human resource (HR) systems, two 401K recordkeeping systems, and various benefits administration and consulting services. The HR systems are designed to run on standalone PC's, area networks or client/server systems. Our human resources and 401(k) products experienced healthy growth last year.

     In January 1995, we enhanced our benefits services capabilities by acquiring WTR, a leading benefits consulting and actuarial firm. ADP now provides comprehensive 401K services to over 2,000 clients. Our benefits consulting includes defined benefit plans, flexible spending plans, healthcare plans and other group benefits.

     Last year, Employer Services implemented several productivity and automation programs aimed at improving client service and reducing costs. ADP's new AutoPay Document Storage System offers large clients a paperless CD-ROM alternative to large volumes of paper. Each compact disk can quickly store and retrieve up to 80,000 pages of information, saving paper, space, shipping costs, time, and clerical labor.

PHOTOGRAPH CAPTIONS:

LEFT: ADP EMPLOYER SERVICES PRODUCES PAYCHECKS FOR MORE THAN 18 MILLION WORKERS EACH PAYDAY. MARY RYAN (LEFT), PAYROLL MANAGER AT DELL COMPUTER CORPORATION IN AUSTIN, TEXAS, PRESENTS A PAYCHECK TO DON L. REESE (RIGHT), P4 SPECIALIST.

ABOVE: NEW YORK BASED J. & W. SELIGMAN & CO., AN INVESTMENT FIRM, HAS BEEN A CLIENT OF ADP FOR OVER 20 YEARS. JOAN ACCORDINO, PAYROLL MANAGER, USES MANY OF ADP'S SERVICES TO HELP PROCESS PAYROLL AND HUMAN RESOURCE INFORMATION. ADP'S HR PARTNER PRODUCT HELPS FACILITATE THE INTEGRATION OF PAYROLL AND HUMAN RESOURCE REPORTING.

BROKERAGE SERVICES

Brokerage Services, is ADP's second-largest business. It represents over 20% of ADP's revenue and provides securities transaction processing, market information services, investor analytics, broker tools, and investor communication services to the financial community worldwide. ADP processes approximately 20% of New York Stock Exchange transactions and is the leading third-party provider of recordkeeping services in the U.S. and Canada. ADP is also the leading U.S. provider of retail equity information, with 96,000 broker terminals, in 1,200 firms.

     During '95, ADP's new Power Partner became the first broker's workstation to use state-of-the-art OLE (object linking and embedding) technology. This advanced technology includes a modular way of building software applications that seamlessly integrate market information, securities processing systems, broker productivity tools, client applications and third party software (spreadsheets and word processing) for workstations and servers.

     ADP continues to target the institutional and international marketplaces. During '95, several acquisitions were completed which strengthen ADP's product offerings. Investment Software Systems specializes in the development and integration of real-time news processing. Global Treasury Information Services provides real-time fixed income, foreign exchange and money market information. Shark Information Services provides real-time market information and sophisticated analytics to 5,000 institutional users.

     In July, 1995, Brokerage Services strengthened its international presence and capabilities by acquiring Wilco International. Through its GLOSS client/server system, Wilco offers global multi-currency clearance and settlement services.

     NatWest Markets, North America, the corporate and investment banking division of National Westminster Bank PLC, recently became the first ADP client to use the interface that links the ADP securities processing system to the Wilco GLOSS system. This interface provides NatWest with an integration of the bank's international and domestic securities transactions, enabling the bank to create consolidated accounting records and regulatory reports.

     ADP Investor Communication Services (ICS) is the largest independent provider of shareholder communications services in the U.S. and Canada. ICS handles annual and quarterly shareholder mailings and

PHOTOGRAPH CAPTIONS:

ABOVE: "ADP UNDERSTANDS OUR BUSINESS, AND OUR TWO ORGANIZATIONS WORK AS A TEAM," SAYS MEL TAUB, SMITH BARNEY'S SENIOR EXECUTIVE VICE PRESIDENT AND DIRECTOR OF OPERATIONS & SYSTEMS, FOR A VIDEO THAT ADP IS PRODUCING TO COMMUNICATE ITS VISION OF TOMORROW'S FINANCIAL SERVICES WORKSTATION. ADP RECENTLY PROVIDED A CUSTOMIZED VERSION OF ITS FS PARTNER SYSTEM TO OVER 500 MEMBERS OF SMITH BARNEY'S STATE-OF-THE-ART TRADING FLOOR. NOW ADP AND SMITH BARNEY ARE WORKING TO CREATE AND IMPLEMENT A CUSTOMIZED SOLUTION FOR OVER 20,000 FINANCIAL CONSULTANTS AND SALES PERSONNEL IN SMITH BARNEY'S RETAIL BRANCH OFFICE NETWORK.

proxy processing for investors whose securities are left in "street name" with their brokerage firm or bank. In '95, ICS processed over 200 million shareholder mailings, up 17% from '94, for over 11,000 publicly held corporations and mutual funds. We also electronically scanned and tallied shareholder ballots representing 69 billion shares.

     StreetLink is our unique laser printed alternative to expensive quarterly shareholder mailings. More than 100 corporations signed agreements during 1995. AT&T realizes significant cost and time savings by using StreetLink to promptly get its quarterly information to street-name holders. Investors will soon be able to access StreetLink via the Internet.

     ICS recently acquired the remaining 50% of Proxy Edge from Fidelity Investments. Proxy Edge is innovative software that supports electronic voting while also providing real-time voting information to institutional shareholders in an effective and cost-efficient manner. During 1995, the number of Proxy Edge users has more than doubled. Future plans include electronic links to our other financial information services such as ADP's FS Partner Product.

PHOTOGRAPH CAPTIONS:

ABOVE, LEFT TO RIGHT: PASCAL J. MERCURIO, CHAIRMAN & CEO, U.S. CLEARING CORP., LESLIE C. QUICK III, PRESIDENT, U.S. CLEARING CORP., PETER QUICK, PRESIDENT & CHIEF OPERATING OFFICER, THE QUICK & REILLY GROUP, INC., AND THOMAS C. QUICK, PRESIDENT, QUICK & REILLY INC. ADP WORKS VERY CLOSELY WITH THE QUICK & REILLY GROUP, INC., ONE OF OUR LARGEST CLIENTS, TO DEVELOP AND INTRODUCE NEW PRODUCTS TO THE MARKETPLACE. THIS STRATEGIC RELATIONSHIP ENABLES BOTH FIRMS TO REMAIN COMPETITIVE IN THE FAST-PACED FINANCIAL SERVICES INDUSTRY.

LEFT: MICHAEL MEROLA, CORPORATE VICE PRESIDENT, PAINEWEBBER INCORPORATED (RIGHT) AND EDWARD J. POWERS JR., ICS, DIRECTOR, ACCOUNT MANAGEMENT (LEFT), DISCUSS THE IMPLEMENTATION OF ADP'S INVESTOR COMMUNICATION SERVICES' PROSPECTUS FULFILLMENT SERVICE. PAINEWEBBER JOINS THE MANY INVESTMENT FIRMS WHO HAVE BENEFITED FROM ICS' NEWEST SERVICE OFFERING.

DEALER SERVICES

Dealer Services, with 13,000 clients, over 160,000 computer devices, and over 100,000 client applications is the world's largest provider of computing and consulting services for auto and truck dealers. Dealer Services accounts for 15% of ADP's revenue.

     Auto dealers use ADP's on-site systems to manage their accounting, inventory, factory communications, scheduling, leasing, sales and service activities. In addition, ADP offers more than 95 manufacturer subsystems for warranty processing, pricing updates and factory ordering. ADP also provides dealers with a communications network for parts and vehicle locating, credit checks and electronic vehicle registration.

     In '95, Dealer Services revenue grew by over 30%. This unusually rapid growth was due to both increased market penetration and the acquisition of value-added products, in both the U.S. and abroad.

     Last year, ADP achieved record new client sales, fueled by robust auto industry growth. Market share was also expanded by the acquisition of V-Crest which provides dealer management systems to 500 Volkswagen clients in the U.S. and Canada.

     Our strong growth was also assisted by the sale of additional ADP products to existing clients and the introduction of new value-added products. Dealer Services continued to automate the business processes at our client dealerships by incorporating paperless parts cataloging, repair pricing, shop scheduling, laser printing, electronic data archiving and document storage, real-time lien verification, and service merchandising.

     ADP's LaserStation replaces costly pre-printed, multipart, carbonized forms with professional looking originals. It is extremely popular with thousands of dealers because it allows dealers to print onto blank paper at a single laser printer all types of customer communications, including customer satisfaction surveys, service reminders, invoices and statements. Dealers save handling time, storage space,

PHOTOGRAPH CAPTIONS:

ABOVE: MARTY PHILLIPS (RIGHT), ADP TERRITORY MANAGER, DEMONSTRATES THE USED VEHICLE NETWORK TO LEON W. EDWARDS, OWNER, EDWARDS CHEVROLET COMPANY, BIRMINGHAM, AL AND PRESIDENT OF THE NATIONAL AUTOMOTIVE DEALERS ASSOCIATION
(NADA). THIS NETWORK HELPS DEALERS TO IDENTIFY USED VEHICLES IN INVENTORY THAT THEY INTEND TO SELL, OR TO REQUEST USED VEHICLES THEY WOULD LIKE TO BUY FROM OTHER DEALERS ON THE NETWORK.

unnecessary copy usage and the cost of preprinted forms. ADP's clients now utilize 12,000 LaserStations, a 50% increase over last year.

     Dealer Services recently introduced a new product designed to create a new paperless office called Document Storage & Data Archiving. It uses optical scanning and disk technologies to electronically scan, store and retrieve purchase orders, invoices, checks, other documents and even customer signatures. Digitized records replace stored documents and can be retrieved from any ADP workstation for viewing, faxing or printing. With this product, Dealers have the opportunity to eliminate all paper, computer tape, microfiche and traditional filing cabinets.

     We also introduced a New Vehicle Order System, a Used Vehicle Locator Network and a Reengineering Consulting Service. The New Vehicle Order System increases vehicle order accuracy, improves vehicle management and reduces floor plan interest expense. The Used Vehicle Network helps dealerships manage their used vehicles more efficiently.

     ADP continued its strategy of international expansion in '95 to better satisfy auto manufacturers' desire for reliable global suppliers of dealer systems. In March 1995, we acquired Turbodata, a leading European auto dealer service with 3,000 clients in Benelux, France and Germany. We also acquired a small company that gives Dealer Services a presence in Taiwan.

     Major investments were made in 1995 to improve client service quality, including laptops for all sales account executives and field engineers.

PHOTOGRAPH CAPTIONS:

ABOVE LEFT: PROCESS REENGINEERING SERVICE IS A NEW PROGRAM THAT IS DESIGNED TO BUILD CUSTOMER LOYALTY AND PROFITABILITY THROUGH EFFECTIVE SYSTEM MANAGEMENT AND A SERIES OF MANAGEMENT AND SERVICE ADVISOR SEMINARS. DAVID JONES (SEATED), ADP MAJOR ACCOUNT EXECUTIVE AND CAMILLE MATTHEWS (CENTER), ADP MAJOR ACCOUNT MANAGER, DEMONSTRATE THE SERVICE TO SHAU-WAI LAM, PRESIDENT & CEO, AND
BILL WONG, CHIEF FINANCIAL OFFICER AND DIRECTOR OF DAH CHONG HONG
(USA), NY, NY.

LEFT: BOB BENSON (LEFT), EXECUTIVE VICE PRESIDENT OF BENSON AUTOMOTIVE WORLD, METAIRIE (NEW ORLEANS), LA AND BILL SADIN, ADP MAJOR ACCOUNT EXECUTIVE, DISCUSS THE NEW VEHICLE ORDER SYSTEM, WHICH PROVIDES A TOOL FOR BETTER VEHICLE ORDER ACCURACY, IMPROVES NON-PERFORMING VEHICLE MANAGEMENT AND REDUCES FLOOR PLAN INTEREST EXPENSE.

CLAIMS SERVICES

Our Claims Services Group (CSG) serves auto insurance companies, claims adjusters, repair shops, and salvage yards in networked and standalone mode, with auto repair estimating and parts availability services. In addition, CSG provides auto insurance companies with fee and utilization audits of bodily injury claims. Those areas experienced strong growth last year.

     Estimating Services uses complex databases to determine the proper costs and methodologies for repairing and replacing damaged vehicles.

     In FY '95, CSG introduced PenPro, a pen-based, mobile, auto estimating system, with much acclaimed state-of-the-art technology and graphical user interfaces. PenPro recently won a bronze award in national design competition and has been selected by three top auto insurers as their claims workstation platform.

     With strong client demand for our Shoplink and Photolink products, estimating revenue almost doubled in the bodyshop repair market.

     Parts Services also experienced dynamic growth across all products. Salvage yard revenue increased 37% through internal growth of Hollander Yard Management and EDEN communications systems. In addition, CSG completed the acquisition of AutoInfo's salvage-related products and services at the end of the third quarter. This adds important satellite and voice-based trading networks for the location and pricing of recycled parts and also adds 1,000 clients to the CSG installed base of salvage yards.

     CSG now has almost 3,000 automated salvage yard endpoints for inventory management, and about 3,700 voice or data endpoints for the trading networks that support the recycled parts industry. This installed base and its planned enhancements should provide significant growth opportunities for the recycled parts industry and for CSG as the largest electronic supplier of recycled parts information.

     Last year was the first full year of operations for our National BioSystems acquisition, now known as Integrated Medical Solutions. Its core product, Provider Bill Audit (PBA), doubled in revenue last year.

     PBA is an expert system that performs fee and utilization audits of medical provider bills involving soft tissue injury. This service to auto insurers provides a consistent methodology for assessing the proper diagnoses and treatment of automobile-related injuries. The clinical databases and outcomes measuring techniques can also become a strategic platform for serving additional health care delivery channels such as PPOs and Worker's Compensation.

     PBA is now in pilot installations at seven large insurance carriers and has continued to expand penetration in its existing client base, which represents about 20% of all auto insurance policies in the U.S. At the end of last year, USAA (the nation's 5th largest private automobile insurer) announced that PBA would be implemented nationally to provide consistent review and assessment of outpatient medical claims.

PHOTOGRAPH CAPTIONS:

LEFT: PHOTOLINK IS USED TO CAPTURE DIGITAL IMAGES OF AUTO DAMAGE, ATTACH THEM TO A COMPUTERIZED REPAIR ESTIMATE, AND INSTANTLY TRANSMIT OR RECEIVE THIS ELECTRONIC CLAIMS FOLDER BETWEEN INSURANCE CLAIMS OFFICES AND AUTOBODY REPAIRERS. WHEN JEAN WEIDE, APPRAISAL OFFICE CLERK, USAA, RECEIVES IMAGES FROM A SHOP, SHE CAN GET THE ESTIMATE VERIFIED AND APPROVED ON THE SPOT SO THAT THE REPAIR WORK CAN START IMMEDIATELY.

OPPOSITE PAGE: ROB HOWELL, STAFF CLAIM ANALYST FOR ALLSTATE, USES PENPRO AT THEIR TECH-COR BODYSHOP TO CREATE A DAMAGE ESTIMATE QUICKLY AND EASILY. BY SIMPLY TOUCHING THE PEN TO THE DAMAGED PART ON THE 'SMART' PENPRO ILLUSTRATION, ALLSTATE'S FIELD APPRAISERS CREATE EVEN THE MOST COMPLEX REPAIR ESTIMATES ON THE INDUSTRY'S FIRST TRULY MOBILE SYSTEM. PENPRO HELPS TO KEEP THEM OUT IN THE FIELD WITH THEIR ALLSTATE POLICYHOLDERS AND LETS THEM COMPLETE THEIR DAILY ASSIGNMENTS WITHOUT RETURNING TO THE OFFICE.

ADP INTERNATIONAL

ADP is committed to expansion outside the United States. Last year ADP's international revenue was over $225 million, predominantly from our businesses in Canada and Europe.

     In Canada, each of our U.S. businesses has been very successful in establishing a strong market presence. In 1995, our Employer Services and Brokerage businesses each had especially strong results with over 20% revenue growth and improved margins.

     ADP offers Employer, Brokerage and Dealer services in various European countries. In the UK and the Netherlands, ADP provides a full range of employer services for 23,000 clients. In the UK, ADP extended its services to include outsourced payroll administration for those companies who want to fully outsource their payroll function. Our Dutch business added an offering for the large government sector and acquired Infotech, the leading provider of employer services to agencies that supply temporary workers.

     Over the last two years, ADP's Brokerage front office business has been laying the foundation for becoming a multi-national provider of market information services. We now have 2,200 client terminals in 14 countries outside North America.

     Brokerage Services recently strengthened its international presence and capabilities by acquiring Wilco International. With its GLOSS client server system, Wilco offers a rapidly growing global multi-currency clearance and settlement service for international securities and provides excellent expansion opportunities.

     Dealer Services has become a global supplier of dealer management systems. ADP now serves over 5,000 clients outside North America. ADP-Autonom continues to be the leading supplier to General Motors Opel dealers in Germany. In the UK, ADP-Modems delivers systems to General Motors-Vauxhall. In March 1995, Dealer Services expanded its European presence by acquiring Turbodata, a leading European auto dealer service company with 3,000 clients in Benelux, France and Germany. Last year, we also acquired a small company that gives us a presence in Taiwan.

     In recognition of the increasing global opportunities, ADP plans to continue to expand its international presence.

ILLUSTRATION CAPTION:

ABOVE: ADP PROVIDES COMPUTERIZED TRANSACTION PROCESSING, DATA COMMUNICATIONS AND INFORMATION SERVICES WORLDWIDE TO OVER 350,000 CLIENTS.

SELECTED FINANCIAL DATA

AUTOMATIC DATA PROCESSING, INC. AND SUBSIDIARIES
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
------------------------------------------------------------------------------------------------------------------------------
YEAR ENDED JUNE 30,                                          1995           1994           1993           1992           1991
------------------------------------------------------------------------------------------------------------------------------

Revenue. . . . . . . . . . . . . . . . . . . . . .     $2,893,742     $2,468,966     $2,223,374     $1,940,571     $1,771,751
                                                       ----------------------------------------------------------------------
Cost of operations . . . . . . . . . . . . . . . .      2,335,122      2,001,796      1,816,995      1,586,725      1,463,952
Interest expense . . . . . . . . . . . . . . . . .         24,340         20,840         19,819         12,266          8,169
                                                       ----------------------------------------------------------------------
 . . . . . . . . . . . . . . . . . . . . . . . . .      2,359,462      2,022,636      1,836,814      1,598,991      1,472,121
                                                       ----------------------------------------------------------------------
Earnings before income taxes
  and cumulative effect of
  accounting changes . . . . . . . . . . . . . . .        534,280        446,330        386,560        341,580        299,630
Provision for income taxes . . . . . . . . . . . .        139,450        112,210         92,360         85,400         71,940
                                                       ----------------------------------------------------------------------
Net earnings before cumulative
  effect of accounting changes . . . . . . . . . .        394,830        334,120        294,200        256,180        227,690
Cumulative effect of
  accounting changes . . . . . . . . . . . . . . .             --         (4,800)            --             --             --
                                                       ----------------------------------------------------------------------
Net earnings . . . . . . . . . . . . . . . . . . .     $  394,830     $  329,320     $  294,200     $  256,180     $  227,690
                                                       ----------------------------------------------------------------------

Earnings per share:
  Before cumulative effect of
    accounting changes . . . . . . . . . . . . . .          $2.77          $2.37          $2.08          $1.84          $1.63
  Cumulative effect of
    accounting changes . . . . . . . . . . . . . .             --           (.03)            --             --             --
                                                       ----------------------------------------------------------------------
Net earnings . . . . . . . . . . . . . . . . . . .          $2.77          $2.34          $2.08          $1.84          $1.63
                                                       ----------------------------------------------------------------------
Average number of common
  shares outstanding . . . . . . . . . . . . . . .        142,556        140,890        141,327        139,045        139,936
                                                       ----------------------------------------------------------------------
Cash dividends per share . . . . . . . . . . . . .          $.625           $.54          $.475          $.415         $.3625
                                                       ----------------------------------------------------------------------
Return on equity (a) . . . . . . . . . . . . . . .           20.9%          21.0%          20.9%          22.1%          21.9%
                                                       ----------------------------------------------------------------------

At year end:
Cash, cash equivalents and
  marketable securities. . . . . . . . . . . . . .     $1,291,889     $1,062,190     $  886,452     $  741,357     $  432,141
Working capital. . . . . . . . . . . . . . . . . .     $  667,920     $  507,243     $  355,047     $  366,752     $  299,488
Total assets . . . . . . . . . . . . . . . . . . .     $3,201,096     $2,711,751     $2,439,400     $2,169,300     $1,564,930
Long-term debt . . . . . . . . . . . . . . . . . .     $  390,177     $  372,959     $  347,583     $  333,192     $   49,052
Shareholders' equity . . . . . . . . . . . . . . .     $2,096,615     $1,691,251     $1,494,456     $1,296,728     $1,052,620
                                                       ----------------------------------------------------------------------

(a) BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGES IN 1994 (SEE NOTE 1B.). SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OPERATING RESULTS

Revenue and earnings reached record levels during each of the past three fiscal years. During fiscal '95, revenue approximated $2.9 billion and net earnings approximated $395 million. Earnings per share increased 17% to $2.77. Fiscal '95 was ADP's 34th consecutive year of double-digit earnings per share growth since becoming a public company in 1961.

     Revenue and revenue growth by ADP's major service groups are shown below:

                                                                               REVENUE                    REVENUE GROWTH
                                                                     ---------------------------    --------------------------
                                                                        YEARS ENDED JUNE 30,           YEARS ENDED JUNE 30,
                                                                     ---------------------------    --------------------------
                                                                       1995      1994      1993      1995      1994      1993
------------------------------------------------------------------------------------------------    --------------------------
($ IN MILLIONS)
------------------------------------------------------------------------------------------------    --------------------------

Employer Services. . . . . . . . . . . . . . . . . . . . . . . .     $1,615    $1,424    $1,311        13%        9%       17%
Brokerage Services . . . . . . . . . . . . . . . . . . . . . . .        657       606       505         8        20        23
Dealer Services. . . . . . . . . . . . . . . . . . . . . . . . .        440       334       274        32        22        19
Other. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        182       105       133        73       (21)      (23)
                                                                     ---------------------------    --------------------------
  Consolidated . . . . . . . . . . . . . . . . . . . . . . . . .     $2,894    $2,469    $2,223        17%       11%       15%
                                                                     ---------------------------    --------------------------


Consolidated revenue grew 17% in fiscal '95, primarily from increased market penetration, an expanded array of products and services, and acquisitions, with relatively minor contributions from price increases.

     The consolidated pretax margin was 18.5% in '95, up from 18.1% and 17.4% in '94 and '93, respectively. Continued automation and productivity gains and the impact of higher interest rates enabled the Company to offset the start up costs associated with new products and acquisitions.

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

EMPLOYER SERVICES

Employer Services' revenue grew 13% in fiscal '95 aided by three small acquisitions. In the absence of these acquisitions, revenue growth would have been about 10%, up from the 9% rate in '94. Revenue growth in '93 of 17% was aided by the acquisition in May 1992 of Bank of America's payroll business. In the absence of this transaction, '93 revenue growth would have been approximately 8%.

     As expected, the three recent acquisitions caused a slight negative impact on overall Employer Services' operating margin, which was 26% for the year (27% in '94 and 26% in '93). Field operating margin has increased in each of the past three years as a result of continued productivity and operating efficiencies. This increased field margin has enabled Employer Services to significantly increase investments in product development, sales and marketing.

     Employer Services' revenue shown above includes the pretax equivalent of interest earned on funds collected from clients as part of the Company's integrated payroll and payroll tax filing services. The pretax equivalent has been calculated at a consistent standard rate of 7.8% since 1986.

BROKERAGE SERVICES

Brokerage Services' revenue grew 8% in fiscal '95, down from increases of 20% in '94 and 23% in '93. These previous growth rates were aided by the February 1993 acquisition of certain back-office processing and international equities quotation services and the February 1992 acquisition of IECA, which provides proxy distribution services. In the absence of these transactions revenue growth for '94 and '93 would have been approximately 10% to 11% in each year.

     Brokerage Services' operating margin was about 15% in fiscal '95, down from 16% in '94 (14% in '93) as a result of '95 investments to upgrade capacity and disaster recovery capabilities.

DEALER SERVICES

Dealer Services' revenue grew 32% in '95, up from increases of 22% in '94 and 19% in '93. Revenue growth in each year was aided by several small acquisitions. In the absence of acquisitions, '95 revenue growth would have been about 18%. Operating margin was approximately 20% in fiscal '95 and '94, up from approximately 15% in '93.

OTHER

The primary components of "Other revenue" are claims services, services for wholesalers and European payroll users and interest income. In addition, Other revenue has been reduced to adjust for the difference between actual interest income earned on invested tax filing funds and income credited to Employer Services at a standard rate of 7.8%. Other revenue grew in '95 primarily as a result of several small acquisitions and higher interest rates.

In each of the past three years, investments in systems development and programming have increased at a greater rate than the Company's overall growth rate. Investments have increased to accelerate automation, migrate to new computing technologies and develop new products.

     The impact of fluctuations in foreign currency rates on the Company's financial statements was not material during the three year period ended June 30, 1995.

     In '95, the Company's effective tax rate was approximately 26%, up from approximately 25% in '94, primarily as a result of greater weighting of taxable versus non-taxable earnings in '95. The '94 effective rate increased from approximately 24% in '93, primarily as a result of the increased statutory tax rate enacted in August 1993. Consolidated after-tax margins were 13.6% in '95, 13.5% in '94, and 13.2% in '93.

     In '95, the Company adopted FASB Statement No. 115,"Accounting for Certain Investments in Debt and Equity Securities". The impact of adopting this statement was not material. In 1994, the Company adopted FASB Statements No. 109, "Accounting for Income Taxes", and No. 112, "Employer's Accounting for Postemployment Benefits", effective July 1, 1993. The cumulative effect of adopting Statement No. 109 was to increase net earnings by $2.7 million
($.02 per share). The cumulative effect of adopting Statement No. 112 was to decrease net earnings by $7.5 million ($.05 per share).

     For '96 ADP is planning another record year with around 15% growth in both revenue and earnings per share.

     Additional comments and operating results are included in the Letter to Shareholders on pages 2 and 3 and in the business descriptions presented on pages 4 through 12.

FINANCIAL CONDITION

ADP's financial condition and balance sheet remain exceptionally strong. At June 30, 1995, cash and marketable securities appproximated $1.3 billion. Shareholders' equity approximated $2.1 billion, and return on average equity for the year was 21%. The ratio of long-term debt to equity at June 30, 1995 was 19%.

     Cash flow from operating activities was $478 million in '95. We expect another excellent year of cash flow in fiscal 1996.

     In '95, as part of an on-going program, we purchased 219,000 shares of common stock at an average price of approximately $60 to partially fund our equity related employee benefit plans. During the past five years we have spent about $532 million for the purchase of approximately 17 million treasury shares. The Board of Directors has authorized the purchase of up to 6.7 million additional shares.

     During '95, the Company purchased several businesses for approximately $107 million in cash and $16 million in common stock. The cost of acquisitions in '94, and '93 aggregated $81 million and $57 million, respectively. The Company also acquired several businesses in '95 and '93 in pooling of interest transactions in exchange for 1,181,000 and 348,000 shares of common stock, respectively. The Company's historical financial statements were not restated because these transactions were not material in the aggregate.

     Capital expenditures during '95 were approximately $118 million, following investments of $111 million in '94 and $87 million in '93. Capital spending in fiscal '96 should approximate $150 million.

MARKET PRICE AND DIVIDEND DATA

The market price of Automatic Data Processing, Inc. (AUD) common shares based on New York Stock Exchange composite transactions and cash dividends per share declared during the past two years have been:

                                            PRICE PER SHARE
                                        ----------------------    DIVIDENDS
FISCAL 1995 QUARTER ENDED  . .             HIGH            LOW    PER SHARE
---------------------------------------------------------------------------

June 30. . . . . . . . . . . .          $66            $60 1/2        $.175
March 31 . . . . . . . . . . .           65 1/2         57 1/2         .15
December 31. . . . . . . . . .           59 3/4         52 1/2         .15
September 30 . . . . . . . . .           56 7/8         50 3/4         .15

FISCAL 1994 QUARTER ENDED
---------------------------------------------------------------------------
June 30. . . . . . . . . . . .          $55 1/4        $47 5/8        $.15
March 31 . . . . . . . . . . .           55 1/2         50 1/4         .13
December 31. . . . . . . . . .           56 7/8         49 5/8         .13
September 30 . . . . . . . . .           52 5/8         47             .13

     As of June 30, 1995 there were approximately 24,500 holders of record of Automatic Data Processing, Inc. common stock. Over 90,000 additional holders have their stock in "street name".

STATEMENTS OF CONSOLIDATED EARNINGS


AUTOMATIC DATA PROCESSING, INC. AND SUBSIDIARIES
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
------------------------------------------------------------------------------------------------------------------------------
YEAR ENDED JUNE 30,                                                                        1995           1994           1993
------------------------------------------------------------------------------------------------------------------------------

Revenue. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $2,893,742     $2,468,966     $2,223,374
                                                                                     ----------------------------------------
Operating expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      1,177,292      1,026,354        927,181
General, administrative and selling expenses . . . . . . . . . . . . . . . . . .        792,121        666,344        617,194
Depreciation and amortization. . . . . . . . . . . . . . . . . . . . . . . . . .        172,536        148,295        140,234
Systems development and programming costs. . . . . . . . . . . . . . . . . . . .        193,173        160,803        132,386
Interest expense . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         24,340         20,840         19,819
                                                                                     ----------------------------------------
                                                                                      2,359,462      2,022,636      1,836,814
                                                                                     ----------------------------------------
Earnings before income taxes and cumulative effect
  of accounting changes. . . . . . . . . . . . . . . . . . . . . . . . . . . . .        534,280        446,330        386,560
Provision for income taxes . . . . . . . . . . . . . . . . . . . . . . . . . . .        139,450        112,210         92,360
                                                                                     ----------------------------------------
Net earnings before cumulative effect of accounting changes. . . . . . . . . . .        394,830        334,120        294,200
Cumulative effect of accounting changes. . . . . . . . . . . . . . . . . . . . .             --         (4,800)            --
                                                                                     ----------------------------------------
Net earnings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $  394,830     $  329,320     $  294,200
                                                                                     ----------------------------------------
Earnings per share:
  Before cumulative effect of accounting changes . . . . . . . . . . . . . . . .          $2.77          $2.37          $2.08
  Cumulative effect of accounting changes. . . . . . . . . . . . . . . . . . . .             --           (.03)            --
                                                                                     ----------------------------------------
  Net earnings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          $2.77          $2.34          $2.08
                                                                                     ----------------------------------------
Average number of common shares outstanding. . . . . . . . . . . . . . . . . . .        142,556        140,890        141,327
                                                                                     ----------------------------------------


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED BALANCE SHEETS


AUTOMATIC DATA PROCESSING, INC. AND SUBSIDIARIES
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
---------------------------------------------------------------------------------------------------------------
JUNE 30,                                                                                   1995           1994
---------------------------------------------------------------------------------------------------------------

ASSETS
Current assets:
  Cash and cash equivalents. . . . . . . . . . . . . . . . . . . . . . . . . . .     $  313,612     $  238,626
  Short-term marketable securities . . . . . . . . . . . . . . . . . . . . . . .        384,009        351,969
  Accounts receivable. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        377,145        298,096
  Other current assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        136,377        102,912
                                                                                     -------------------------
    Total current assets . . . . . . . . . . . . . . . . . . . . . . . . . . . .      1,211,143        991,603
                                                                                     -------------------------
Long-term marketable securities. . . . . . . . . . . . . . . . . . . . . . . . .        594,268        471,595
                                                                                     -------------------------
Long-term receivables. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        189,858        162,272
                                                                                     -------------------------
Property, plant and equipment -- at cost:
  Land and buildings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        287,186        275,088
  Data processing equipment. . . . . . . . . . . . . . . . . . . . . . . . . . .        501,403        433,161
  Furniture, leaseholds and other. . . . . . . . . . . . . . . . . . . . . . . .        309,592        293,044
                                                                                     -------------------------
                                                                                      1,098,181      1,001,293
  Less accumulated depreciation. . . . . . . . . . . . . . . . . . . . . . . . .        682,222        605,445
                                                                                     -------------------------
                                                                                        415,959        395,848
                                                                                     -------------------------
Other assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         84,212         81,408
                                                                                     -------------------------
Intangibles  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        705,656        609,025
                                                                                     -------------------------
                                                                                     $3,201,096     $2,711,751
                                                                                     -------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $   65,955     $   56,151
  Accrued expenses and other current liabilities . . . . . . . . . . . . . . . .        385,040        346,960
  Income taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         82,672         79,053
  Current portion of long-term debt. . . . . . . . . . . . . . . . . . . . . . .          9,556          2,196
                                                                                     -------------------------
    Total current liabilities. . . . . . . . . . . . . . . . . . . . . . . . . .        543,223        484,360
                                                                                     -------------------------
Long-term debt . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        390,177        372,959
                                                                                     -------------------------
Other liabilities. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         66,865         69,504
                                                                                     -------------------------
Deferred income taxes. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         18,844         33,553
                                                                                     -------------------------
Deferred revenue . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         85,372         60,124
                                                                                     -------------------------
Shareholders' equity:
  Preferred stock, $1.00 par value:
    Authorized, 300 shares; issued, none
  Common stock, $.10 par value:
    Authorized, 200,000 shares; issued, 157,117 shares . . . . . . . . . . . . .         15,712         15,712
  Capital in excess of par value . . . . . . . . . . . . . . . . . . . . . . . .        367,619        325,029
  Retained earnings. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      2,182,838      1,883,423
  Treasury stock -- at cost, 13,033 and 16,418 shares, respectively. . . . . . .       (469,554)      (532,913)
                                                                                     -------------------------
    Total shareholders' equity . . . . . . . . . . . . . . . . . . . . . . . . .      2,096,615      1,691,251
                                                                                     -------------------------
                                                                                     $3,201,096     $2,711,751
                                                                                     -------------------------


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

STATEMENTS OF SHAREHOLDERS' EQUITY

AUTOMATIC DATA PROCESSING, INC. AND SUBSIDIARIES

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                              COMMON STOCK           CAPITAL IN
                                                         -----------------------      EXCESS OF       RETAINED       TREASURY
                                                           SHARES         AMOUNT      PAR VALUE       EARNINGS          STOCK
------------------------------------------------------------------------------------------------------------------------------

BALANCE, JULY 1, 1992. . . . . . . . . . . . . . .        157,117        $15,712       $304,381     $1,405,333       $428,698
Employee stock plans and related tax benefits. . .             --             --         12,378             --        (50,757)
Treasury stock acquired (1,714 shares) . . . . . .             --             --             --             --         82,510
Acquisition (348 shares) . . . . . . . . . . . . .             --             --         (9,050)        (2,218)        (9,050)
Net earnings . . . . . . . . . . . . . . . . . . .             --             --             --        294,200             --
Dividends ($.475 per share). . . . . . . . . . . .             --             --             --        (67,184)            --
Other transactions . . . . . . . . . . . . . . . .             --             --         (7,699)             4             --
                                                         --------------------------------------------------------------------

BALANCE, JUNE 30, 1993 . . . . . . . . . . . . . .        157,117         15,712        300,010      1,630,135        451,401
Employee stock plans and related tax benefits. . .             --             --         23,699             --        (47,986)
Treasury stock acquired (2,579 shares) . . . . . .             --             --             --             --        129,389
Net earnings . . . . . . . . . . . . . . . . . . .             --             --             --        329,320             --
Dividends ($.54 per share) . . . . . . . . . . . .             --             --             --        (76,031)            --
Other transactions . . . . . . . . . . . . . . . .             --             --          1,320             (1)           109
                                                         --------------------------------------------------------------------

BALANCE, JUNE 30, 1994 . . . . . . . . . . . . . .        157,117         15,712        325,029      1,883,423        532,913
Employee stock plans and related tax benefits. . .             --             --         43,498             --        (39,384)
Treasury stock acquired (219 shares) . . . . . . .             --             --             --             --         13,146
Acquisitions (1,478 shares). . . . . . . . . . . .             --             --        (13,045)        (6,206)       (37,225)
Net earnings . . . . . . . . . . . . . . . . . . .             --             --             --        394,830             --
Dividends ($.625 per share). . . . . . . . . . . .             --             --             --        (89,224)            --
Other transactions . . . . . . . . . . . . . . . .             --             --         12,137             15            104
                                                         --------------------------------------------------------------------

BALANCE, JUNE 30, 1995 . . . . . . . . . . . . . .        157,117        $15,712       $367,619     $2,182,838       $469,554
                                                         --------------------------------------------------------------------


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

STATEMENTS OF CONSOLIDATED CASH FLOWS

AUTOMATIC DATA PROCESSING, INC. AND SUBSIDIARIES


(IN THOUSANDS)
---------------------------------------------------------------------------------------------------------------
YEAR ENDED JUNE 30,                                                         1995           1994           1993
---------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings . . . . . . . . . . . . . . . . . . . . . . . . . .       $ 394,830      $ 329,320      $ 294,200
Depreciation and amortization. . . . . . . . . . . . . . . . . .         172,536        148,295        140,234
Deferred income taxes. . . . . . . . . . . . . . . . . . . . . .         (11,050)        (3,200)        12,000
Changes in operating assets and liabilities:
  Receivables and other assets . . . . . . . . . . . . . . . . .         (89,131)       (28,922)       (58,702)
  Accounts payable and accrued expenses. . . . . . . . . . . . .          (1,975)        17,105         53,782
  Other. . . . . . . . . . . . . . . . . . . . . . . . . . . . .          13,575         46,530        (50,132)
                                                                       ---------------------------------------
    Net cash flows from operating activities . . . . . . . . . .         478,785        509,128        391,382
                                                                       ---------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Marketable securities. . . . . . . . . . . . . . . . . . . . . .        (154,713)      (117,914)      (268,314)
Capital expenditures . . . . . . . . . . . . . . . . . . . . . .        (117,698)      (110,733)       (87,411)
Other changes to property, plant and equipment . . . . . . . . .           3,756         12,822          6,122
Additions to intangibles . . . . . . . . . . . . . . . . . . . .         (38,612)       (24,460)       (24,889)
Acquisitions of businesses . . . . . . . . . . . . . . . . . . .        (107,457)       (81,082)       (56,918)
                                                                       ---------------------------------------
    Net cash flows from investing activities . . . . . . . . . .        (414,724)      (321,367)      (431,410)
                                                                       ---------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of long-term debt . . . . . . . . . . . . . . . . . .          (6,217)        (1,702)        (8,979)
Proceeds from issuance of common stock . . . . . . . . . . . . .          99,412         77,981         72,838
Repurchases of common stock. . . . . . . . . . . . . . . . . . .         (13,146)      (129,389)       (82,510)
Dividends paid . . . . . . . . . . . . . . . . . . . . . . . . .         (89,224)       (76,031)       (67,184)
Other. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          20,100           (796)         2,644
                                                                       ---------------------------------------
    Net cash flows from financing activities . . . . . . . . . .          10,925       (129,937)       (83,191)
                                                                       ---------------------------------------

Net change in cash and cash equivalents. . . . . . . . . . . . .          74,986         57,824       (123,219)
Cash and cash equivalents, at beginning of period. . . . . . . .         238,626        180,802        304,021
                                                                       ---------------------------------------
Cash and cash equivalents, at end of period. . . . . . . . . . .       $ 313,612      $ 238,626      $ 180,802
                                                                       ---------------------------------------


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED STATEMENTS

YEARS ENDED JUNE 30, 1995, 1994 AND 1993

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Principles of Consolidation. The consolidated financial statements include the accounts of Automatic Data Processing, Inc. and its majority-owned subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation.

B. Accounting Changes. In fiscal 1994 the Company adopted FASB Statements No. 109, "Accounting for Income Taxes", and No. 112, "Employers' Accounting for Postemployment Benefits", effective July 1, 1993. The cumulative effect of adopting Statement No. 109 was to increase net earnings by $2.7 million ($.02 per share). The cumulative effect of adopting Statement No. 112, which requires certain postemployment benefits to be accrued as service is provided, was to decrease net earnings by $7.5 million ($.05 per share), net of $5.0 million of income tax benefits.

C. Cash and Cash Equivalents. Highly liquid investments with a maturity of three months or less at the time of purchase are considered cash equivalents.

D. Marketable Securities. Marketable securities consist primarily of high grade municipal investments. Effective July 1, 1994 the Company adopted FASB Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Most of the Company's marketable securities are classified under Statement No. 115 as "available-for-sale", and, accordingly, are carried on the June 30, 1995 balance sheet at fair market value which approximates cost. Gains/losses from the sale of marketable securities during fiscal 1995 were not material and there was no significant impact resulting from the adoption of the Statement. Approximately $244 million of the Company's long-term marketable securities mature in 1-2 years, $253 million in 2-3 years, and the remainder in less than 7 years.

E. Property, Plant and Equipment. Property, plant and equipment is depreciated over the estimated useful lives of the assets by the straight-line method. Leasehold improvements are amortized over the shorter of the term of the lease or the estimated useful lives of the improvements.

     The estimated useful lives of assets are primarily as follows:

--------------------------------------------------------------------------------
Data processing equipment. . . . . . . . . . . . . . . . . .       2 to 3 years
Buildings. . . . . . . . . . . . . . . . . . . . . . . . . .     20 to 40 years
Furniture and fixtures . . . . . . . . . . . . . . . . . . .       3 to 7 years
--------------------------------------------------------------------------------

F. Intangibles. Intangible assets are recorded at cost and are amortized primarily on a straight-line basis over appropriate periods ranging from 3 to 40 years. Goodwill is periodically reviewed to determine recoverability by comparing its carrying value to expected future cash flows.

G. Revenue Recognition. Service revenue, including software license fees, maintenance fees and other ancillary fees, is recognized as services are provided. In those instances where hardware is sold to clients as part of a bundled service offering, the gross profit on the sale of hardware and prepaid software license fees, less costs of selling and installation, is deferred and recognized on a straight-line basis over the initial contract period, which generally is from 5 to 7 years.

H. Earnings Per Share. Earnings per share are based upon the weighted average number of shares outstanding during the respective periods.

I. Line of Business. The Company is engaged in the computing services business.

J. Reclassification of Prior Financial Statements. Certain reclassifications have been made to previous years' financial statements to conform to current classifications.

Automatic Data Processing, Inc. and Subsidiaries

NOTE 2. ACQUISITIONS

During '95, the Company purchased several businesses for approximately $107 million in cash and $16 million in common stock. The cost of acquisitions in '94 and '93 aggregated approximately $81 million and $57 million, respectively. The results of acquired businesses, which were not material to the Company's financial statements, are included in the consolidated financial statements from the date of acquisition.

     The Company acquired several businesses in '95 and '93 in pooling of interest transactions in exchange for 1,181,000 and 348,000 shares of common stock, respectively. The Company's historical financial statements were not restated because in the aggregate these transactions were not material.

NOTE 3. RECEIVABLES

Trade accounts receivable is net of an allowance for doubtful accounts of $23 million and $21 million at June 30, 1995 and 1994, respectively.

     The Company finances the sale of computer systems to certain of its clients. These finance receivables, substantially all of which are due from automobile and truck dealerships, are reflected in the consolidated balance sheets as follows:


                                                                            1995                              1994
                                                                   -----------------------------------------------------------
(IN THOUSANDS)                                                      CURRENT      LONG-TERM             CURRENT      LONG-TERM
------------------------------------------------------------------------------------------------------------------------------
JUNE 30,
------------------------------------------------------------------------------------------------------------------------------

Receivables. . . . . . . . . . . . . . . . . . . . . . . . .       $110,345       $247,145            $ 91,884       $214,815
Less:
  Allowance for doubtful accounts. . . . . . . . . . . . . .        (12,136)       (26,166)            (10,204)       (24,526)
  Unearned income. . . . . . . . . . . . . . . . . . . . . .        (24,102)       (31,121)            (20,603)       (28,017)
                                                                   -----------------------------------------------------------
                                                                   $ 74,107       $189,858            $ 61,077       $162,272
                                                                   -----------------------------------------------------------


     Unearned income from finance receivables represents the excess of gross receivables over the sales price of the computer systems financed. Unearned income is amortized using the interest method to maintain a constant rate of return on the net investment over the term of each contract.

     Long-term receivables at June 30, 1995 mature as follows:


(IN THOUSANDS)
--------------------------------------------------------------------------------

1997 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $ 96,852
1998 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         77,016
1999 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         48,546
2000 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         19,807
Thereafter . . . . . . . . . . . . . . . . . . . . . . . . . . .          4,924
                                                                       --------
                                                                       $247,145
                                                                       --------


NOTE 4. INTANGIBLE ASSETS

Components of intangible assets are as follows:


(IN THOUSANDS)
--------------------------------------------------------------------------------
JUNE 30,                                                    1995          1994
--------------------------------------------------------------------------------

Goodwill . . . . . . . . . . . . . . . . . . . . .    $  482,076     $ 348,740
Other. . . . . . . . . . . . . . . . . . . . . . .       528,277       513,055
                                                      ------------------------
                                                       1,010,353       861,795
Less accumulated amortization. . . . . . . . . . .      (304,697)     (252,770)
                                                      ------------------------
                                                      $  705,656     $ 609,025
                                                      ------------------------

     Other intangibles consist primarily of purchased rights to provide data processing services to various groups of clients. Amortization of intangibles totalled $66 million for fiscal 1995, $61 million for 1994 and $57 million for 1993.

NOTE 5. LONG-TERM DEBT

Components of long-term debt are as follows:


(IN THOUSANDS)
------------------------------------------------------------------------------------------------------------------------------
JUNE 30,                                                                                                  1995           1994
------------------------------------------------------------------------------------------------------------------------------

Zero coupon convertible subordinated notes (5 1/4% yield). . . . . . . . . . . . . . . . . . .        $339,132       $319,057
Industrial revenue bonds (with fixed and variable interest rates from 3.6% to 8.3%). . . . . .          39,560         39,995
Other. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          21,041         16,103
                                                                                                      -----------------------
                                                                                                       399,733        375,155
Less current portion . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          (9,556)        (2,196)
                                                                                                      -----------------------
                                                                                                      $390,177       $372,959
                                                                                                      -----------------------


     The zero coupon convertible subordinated notes have a $805 million face value and mature February 20, 2012, unless converted or redeemed earlier. The notes are convertible into approximately 5.2 million shares of the Company's common stock. The notes are callable at the option of the Company after February 1996, and the holders of the notes can require redemption in 1997, 2002, and 2007. As of June 30, 1995 and 1994, the quoted market prices for the zero coupon notes were approximately $360 million and $322 million, respectively. The fair value of the other debt included above, based on available market information, approximates its carrying value.

     Long-term debt repayments are due as follows:


(IN THOUSANDS)
--------------------------------------------------------------------------------

1997 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $  3,226
1998 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            630
1999 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            630
2000 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            630
Thereafter . . . . . . . . . . . . . . . . . . . . . . . . . . .        385,061
                                                                       --------
                                                                       $390,177
                                                                       --------


     Interest payments were approximately $4 million during the years ended June 30, 1995, 1994 and 1993.

NOTE 6. PAYROLL AND PAYROLL TAX FILING SERVICES

As part of its integrated payroll and payroll tax filing services, the Company collects funds for federal, state and local employment taxes from approximately 235,000 clients, files over 10.5 million applicable returns, handles all regulatory correspondence and amendments, absorbs regulatory charges for certain penalties and interest, and remits the funds to the appropriate tax agencies. In addition to fees paid by clients for these services, the Company receives interest during the interval between the receipt and disbursement of funds by investing the funds primarily in AA or better rated municipal instruments, with no more than $60 million in any single instrument. The amount of collected but unremitted funds varies significantly during the year and averaged approximately $3.3 billion in fiscal 1995, $2.8 billion in fiscal 1994 and $2.4 billion in fiscal 1993. The amount of such funds as of June 30, 1995 and 1994 was $4.6 billion and $3.7 billion, respectively.

NOTE 7. EMPLOYEE BENEFIT PLANS

A. Stock Option Plans. The Company has stock option plans which provide for the issuance to eligible employees of incentive and non-qualified stock options, which may expire as much as 10 and 12 years, respectively, from the date of grant, at prices not less than the fair market value on the date of grant. At June 30, 1995, there were 4,650 participants in the plans. The aggregate purchase price for options outstanding at June 30, 1995 was approximately $428 million. The options expire between 1995 and 2005.

     A summary of changes in the stock option plans for the three years ended June 30, 1995 is as follows:


(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                                                          NUMBER OF OPTIONS
------------------------------------------------------------------------------------------------------------------------------
YEAR ENDED JUNE 30,                                                                        1995           1994           1993
------------------------------------------------------------------------------------------------------------------------------

Options outstanding, beginning of year . . . . . . . . . . . . . . . . . .                9,670          8,237          8,021
Options granted ($53 to $62 per share in 1995,
  $47 to $51 in 1994 and $43 to $48 in 1993) . . . . . . . . . . . . . . .                2,692          3,091          1,566
Options exercised ($8 to $49 per share in 1995,
  $8 to $47 in 1994 and $6 to $43 in 1993) . . . . . . . . . . . . . . . .               (1,141)          (859)          (886)
Options cancelled. . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 (882)          (804)          (467)
Other. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                   23              5              3
                                                                                         ------------------------------------
Options outstanding, end of year ($12 to $62 per share
  in 1995, $9 to $51 in 1994 and $8 to $48 in 1993). . . . . . . . . . . .               10,362          9,670          8,237
                                                                                         ------------------------------------
Options exercisable, end of year . . . . . . . . . . . . . . . . . . . . .                2,826          2,590          2,332
                                                                                         ------------------------------------
Shares available for future grants, end of year. . . . . . . . . . . . . .                2,221          4,054          2,347
                                                                                         ------------------------------------
Shares reserved for issuance under stock option plans. . . . . . . . . . .               12,583         13,724         10,584
                                                                                         ------------------------------------


B. Restricted Stock Plan. The Company has a restricted stock plan under which shares of common stock have been sold for nominal consideration to certain key employees. These shares are restricted as to transfer and in certain circumstances must be resold to the Company at the original purchase price. The restrictions lapse over periods of up to six years. During the years ended June 30, 1995, 1994 and 1993, the Company issued 53,150, 94,050 and 126,200 restricted shares, and repurchased 25,100, 23,100 and 6,700 shares, respectively.

C. Employee Stock Purchase Plans. The Company has stock purchase plans under which eligible employees have the ability to purchase shares of common stock at 85% of the lower of market value as of the date of purchase election or end of the plan. Approximately 1.0 million shares are scheduled for issuance on December 31, 1995 and 1.1 million on December 31, 1996. Approximately 1.0 million and 1.2 million shares were issued during the years ended June 30, 1995 and 1994, respectively. At June 30, 1995 and 1994, there were approximately 5.3 million and 6.3 million shares reserved for purchase under the plan. Included in liabilities as of June 30, 1995 and 1994 are employee stock purchase plan withholdings of approximately $45 million and $42 million, respectively.

D. Pension Plan. The Company has a defined benefit cash balance pension plan covering substantially all domestic employees, under which employees are credited with a percentage of base pay each year plus 7% interest. Employees are fully vested on completion of five years service. The Company's policy is to make contributions within the range determined by generally accepted actuarial principles.

     The plan's funded status is as follows:


(IN THOUSANDS)
------------------------------------------------------------------------------------------------------------------------------
JUNE 30,                                                                                                  1995           1994
------------------------------------------------------------------------------------------------------------------------------

Funded plan assets at market value, primarily stocks and bonds . . . . . . . . . . . . . . . .        $134,200       $105,300
                                                                                                      -----------------------
Actuarial present value of benefit obligations:
  Vested benefits. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         119,000         97,700
  Non-vested benefits. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           7,400          7,400
                                                                                                      -----------------------
Accumulated/projected benefit obligation . . . . . . . . . . . . . . . . . . . . . . . . . . .         126,400        105,100
                                                                                                      -----------------------
Plan assets in excess of projected benefits. . . . . . . . . . . . . . . . . . . . . . . . . .           7,800            200
Prior service cost . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          (4,300)        (5,200)
Transition obligation. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           1,700          2,000
Unrecognized net actuarial loss due to different experience than that assumed. . . . . . . . .          31,400         32,600
                                                                                                      -----------------------
Prepaid pension cost . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        $ 36,600       $ 29,600
                                                                                                      -----------------------

The components of net pension expense were as follows:


(IN THOUSANDS)
------------------------------------------------------------------------------------------------------------------------------
YEAR ENDED JUNE 30,                                                                        1995           1994           1993
------------------------------------------------------------------------------------------------------------------------------

Service cost - benefits earned during the period . . . . . . . . . . . . .              $12,600        $10,700        $ 8,700
Interest cost on projected benefits. . . . . . . . . . . . . . . . . . . .                8,400          6,800          5,400
Return on plan assets. . . . . . . . . . . . . . . . . . . . . . . . . . .              (11,600)        (1,500)        (5,900)
Net amortization and deferral. . . . . . . . . . . . . . . . . . . . . . .                3,600         (7,300)          (800)
                                                                                        -------------------------------------
                                                                                        $13,000        $ 8,700        $ 7,400
                                                                                        -------------------------------------

Assumptions used to develop the actuarial present value of benefit obligations for the three years ended June 30, 1995 were:


                                                                                           1995           1994           1993
------------------------------------------------------------------------------------------------------------------------------

Discount rate. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 8.0%           8.0%           8.5%
Expected long-term rate of return on assets. . . . . . . . . . . . . . . .                 8.5%           8.5%           8.5%
Rate of increase in compensation levels. . . . . . . . . . . . . . . . . .                 6.0%           6.0%           6.0%
                                                                                        -------------------------------------



E. Retirement and Savings Plan. The Company has a 401(k) retirement and savings plan which allows eligible employees to contribute up to 12% of their compensation annually. The Company matches a portion of this contribution which amounted to approximately $11.0 million, $9.0 million and $7.0 million for calendar years 1994, 1993 and 1992, respectively.

NOTE 8. INCOME TAXES

In accordance with FASB Statement No. 109, accounting for income taxes follows the asset and liability approach. Deferred taxes reflect the tax consequences on future years of differences between the financial reporting and tax bases of assets and liabilities.

     The provision for income taxes consists of the following components:


(IN THOUSANDS)
------------------------------------------------------------------------------------------------------------------------------
YEAR ENDED JUNE 30,                                                                        1995           1994           1993
------------------------------------------------------------------------------------------------------------------------------

Current:
  Federal. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             $106,440       $ 87,430        $60,550
  Foreign. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               19,150         10,670          9,260
  State. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               24,910         17,310         10,550
                                                                                       --------------------------------------
  Total current. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              150,500        115,410         80,360
                                                                                       --------------------------------------

Deferred:
  Federal. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               (4,440)          (620)         9,625
  Foreign. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               (5,430)        (2,880)          (855)
  State. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               (1,180)           300          3,230
                                                                                       --------------------------------------
  Total deferred . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              (11,050)        (3,200)        12,000
                                                                                       --------------------------------------
                                                                                       $139,450       $112,210        $92,360
                                                                                       --------------------------------------


     At June 30, 1995 and 1994, the Company had gross deferred tax assets of approximately $78 million and $58 million, respectively, consisting primarily of operating expenses not currently deductible for tax return purposes. Valuation allowances were not material. Gross deferred tax liabilities of approximately $85 million as of each date consisted primarily of depreciation and amortization temporary differences.

     Income tax payments were approximately $131 million in 1995, $90 million in 1994 and $78 million in 1993. Pretax domestic earnings approximated $505 million in 1995, $430 million in 1994 and $360 million in 1993.

Automatic Data Processing, Inc. and Subsidiaries

     A reconciliation between the Company's effective tax rate and the U.S. federal statutory rate is as follows:


(IN THOUSANDS, EXCEPT PERCENTAGES)
------------------------------------------------------------------------------------------------------------------------------
YEAR ENDED JUNE 30,                                          1995   PERCENT           1994   PERCENT           1993   PERCENT
------------------------------------------------------------------------------------------------------------------------------

Provision for taxes at statutory rate. . . . . . . .     $187,000      35.0       $156,200      35.0       $131,400      34.0
Increase (decrease) in provision from:
  Investments in municipals and preferred stocks . .      (57,995)    (10.9)       (50,860)    (11.4)       (44,100)    (11.4)
  State taxes, net of federal tax benefit. . . . . .       15,425       2.9         12,540       2.8          9,100       2.4
  Other. . . . . . . . . . . . . . . . . . . . . . .       (4,980)      (.9)        (5,670)     (1.3)        (4,040)     (1.1)
                                                         --------------------------------------------------------------------
                                                         $139,450      26.1       $112,210      25.1        $92,360      23.9
                                                         --------------------------------------------------------------------


NOTE 9. LEASE OBLIGATIONS

The Company and its subsidiaries have various facilities and equipment lease obligations. Total rental expense was approximately $152 million in 1995, $135 million in 1994 and $123 million in 1993 with minimum lease commitments under operating leases as follows:


(IN THOUSANDS)
--------------------------------------------------------------------------------
YEAR ENDING JUNE 30,
--------------------------------------------------------------------------------

1996 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $131,000
1997 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         93,000
1998 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         53,000
1999 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         25,000
2000 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         14,000
Thereafter . . . . . . . . . . . . . . . . . . . . . . . . . . .         29,000
                                                                       --------
                                                                       $345,000
                                                                       --------


     In addition to fixed rentals, certain leases require payment of maintenance and real estate taxes and contain escalation provisions based on future adjustments in price indices.

NOTE 10. QUARTERLY FINANCIAL RESULTS (UNAUDITED)

Summarized quarterly results of operations for the three years ended June 30, 1995 are as follows:


(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
------------------------------------------------------------------------------------------------------------------------------
                                                                           FIRST         SECOND          THIRD         FOURTH
YEAR ENDED JUNE 30, 1995                                                 QUARTER        QUARTER        QUARTER        QUARTER
------------------------------------------------------------------------------------------------------------------------------

Revenue. . . . . . . . . . . . . . . . . . . . . . . . . . . . .        $622,286       $672,597       $798,989       $799,870
Net earnings . . . . . . . . . . . . . . . . . . . . . . . . . .        $ 68,700       $ 94,920       $125,270       $105,940
Earnings per share . . . . . . . . . . . . . . . . . . . . . . .        $    .49       $    .67       $    .87       $    .74
                                                                        -----------------------------------------------------

YEAR ENDED JUNE 30, 1994
------------------------------------------------------------------------------------------------------------------------------
Revenue. . . . . . . . . . . . . . . . . . . . . . . . . . . . .        $551,983       $577,661       $674,405       $664,917
Earnings before cumulative effect of accounting changes. . . . .        $ 58,510       $ 80,180       $104,990       $ 90,440
Net earnings . . . . . . . . . . . . . . . . . . . . . . . . . .        $ 53,710       $ 80,180       $104,990       $ 90,440
                                                                        -----------------------------------------------------
Earnings per share:
  Before cumulative effect of accounting changes . . . . . . . .        $    .42       $    .57       $    .74       $    .64
  Cumulative effect of accounting changes. . . . . . . . . . . .        $   (.03)      $     --       $     --       $     --
  Net income . . . . . . . . . . . . . . . . . . . . . . . . . .        $    .39       $    .57       $    .74       $    .64
                                                                        -----------------------------------------------------

YEAR ENDED JUNE 30, 1993
------------------------------------------------------------------------------------------------------------------------------
Revenue. . . . . . . . . . . . . . . . . . . . . . . . . . . . .        $495,303       $518,471       $612,956       $596,644
Net earnings . . . . . . . . . . . . . . . . . . . . . . . . . .        $ 51,920       $ 70,130       $ 92,480       $ 79,670
Earnings per share . . . . . . . . . . . . . . . . . . . . . . .        $    .37       $    .50       $    .65       $    .56
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

Signature                  Signature                   Signature

/s/ JOSH S. WESTON         /s/ FRED D. ANDERSON        /s/ RICHARD J. HAVILAND

Josh S. Weston             Fred D. Anderson, Jr.       Richard J. Haviland
CHAIRMAN AND               CHIEF FINANCIAL OFFICER     CORPORATE CONTROLLER
CHIEF EXECUTIVE OFFICER

Roseland, New Jersey, August 11, 1995


INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders
Automatic Data Processing, Inc.
Roseland, New Jersey

Deloitte & Touche LLP LOGO

We have audited the accompanying consolidated balance sheets of Automatic Data Processing, Inc. and subsidiaries as of June 30, 1995 and 1994, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Automatic Data Processing, Inc. and subsidiaries at June 30, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1995, in conformity with generally accepted accounting principles.

     As discussed in Note 1 to the consolidated financial statements, in 1994 the Company changed its methods of accounting for postemployment benefits other than pensions and for income taxes.

Signature

/S/ DELOITTE & TOUCHE LLP

New York, New York, August 11, 1995