Form 10-K, Exhibit 13
period 1996-06-30
AUTOMATIC DATA PROCESSING INC
filed 1996-09-23
CIK 8670

EXHIBIT 13



LETTER FROM THE CHAIRMAN
In this 35th annual report to our shareholders, I am pleased to formally congratulate Arthur Weinbach who, on August 1, 1996, assumed my responsibilities as chief executive officer (CEO). Art will continue to serve as president, and I will remain chairman of the board. Art has the qualities of leadership, integrity, intelligence, dedication, candor, and experience to serve ADP well, as we move toward the 21st century.
  ADP's first CEO, Henry Taub, founded ADP in 1949. He was succeeded by my predecessor Frank Lautenberg in 1975. Frank's election to the U.S. Senate in 1982 occasioned my becoming ADP's third CEO.
  Since joining ADP in 1970, I had the good fortune to participate with many excellent colleagues in the remarkable acceleration of computer technologies as tools that facilitated our unusual growth in annual revenue from $400,000 in '61 to $40 million in '70, to the current $3.5 billion.
  Ever since ADP became publicly owned in '61, every one of the ensuing 35 years witnessed double-digit growth in earnings per share, a record unmatched by any of our country's 9,500 publicly owned companies. In fact, only one other company has done so for even 15 years. It's been an absolutely amazing and gratifying experience for those of us who were "early birds" with ADP.
  As important as technology may have been, our many successful outcomes were far more caused by ADP associates, who now number 29,000. (Along the way, we were also aided by lucky events that were totally unplanned and unexpected.)
  Currently, over 20,000 associates own ADP stock. I am most pleased by the fact that over the years our associates have shared in over one billion dollars of stock appreciation as well it should be, for their having created over ten billion dollars of market appreciation for our external shareholders. ADP was begun by people and succeeds only because of people.
  I have worked with Art Weinbach for over 16 years, and am confident that he will be ADP's fourth very successful CEO. Art has many capable colleagues to help assure continued growth, because no one person can manage our complexities and progress.
  I thank my ADP friends for having helped so much for so many years. I especially cite Gary Butler, Group President of Employer Services, and recently elected board member. He brings 20 years of experience and accomplishments to leading our most important $2 billion business unit.
  I thank our shareholders for their support during my fourteen years as CEO, and look forward to serving in my new part-time and much less demanding ADP role, as I become ever more engaged in pro bono activities.
  As a board member and chairman, I shall maintain my interest in ADP, and will give counsel, but only when asked. A company can have only one CEO at a time. Good luck, Art! I know you'll do well.




/s/ Josh S. Weston

JOSH S. WESTON
CHAIRMAN

August 14, 1996

LETTER FROM THE CHIEF EXECUTIVE OFFICER
This is my first letter to you as ADP's newly appointed Chief Executive Officer. Having participated in ADP's outstanding results for over 16 years, I am very appreciative of my new opportunity. I am both optimistic and enthusiastic about ADP's future.
  We would not be positioned so well if it weren't for the extraordinary contribution of Josh Weston, ADP's CEO since 1982. We owe Josh a tremendous debt for leading ADP to our position as one of the country's most respected and most valuable companies.

FISCAL 1996
In fiscal '96 ADP continued its unequaled growth record by reporting its 140th consecutive quarter of record revenues and earnings per share (EPS) and its 35th consecutive year of double-digit increases in EPS.
  We are especially pleased with our acquisition of GSI, a leading European information services company and provider of payroll and human resource information services. This was ADP's largest acquisition ever.
It gave us an important European presence and positions us well for further growth.
  Aided by the GSI acquisition, revenue grew 23% to over $3.5 billion. Net earnings grew 15% and EPS increased 14% to $1.57.
  In recognition of these strong operating results, our Board declared a two-for-one stock split and our 22nd consecutive annual dividend increase, to $.40 per share, effective January 1, 1996.
  ADP continues to operate from a position of significant financial strength and liquidity. Cash flow from operations exceeded $644 million and year-end cash and marketable securities approximated $1.1 billion, after spending $718 million in '96 to acquire businesses and ADP shares. We purchased 6.6 million ADP shares on the open market to fund employee equity plans.
  Shareholders' equity exceeds $2.3 billion. The ratio of long-term debt to equity is a comfortable .17 to 1, and return on average shareholders' equity is a very healthy 20%.
  Capital expenditures for the year were $164 million, about 5% of revenue. This compared to $118 million last year.

VALUES
At the root of our business success is a set of core values that guide our day-to-day activities. I'd like to share some of those values with you.

INTEGRITY & ETHICS
Integrity and ethics are important...to each ADP associate and to ADP. We have a strong Code of Corporate Responsibility. We conduct our affairs with uncompromising honesty and integrity. It is a leadership requirement for every ADP supervisor to set a high standard of integrity and ethics in his or her own personal performance. This is more than words. This is an attitude that conveys our priorities and values. It leads us to treat everyone...associates, clients, prospects, and competitors...with respect. We will continue to spread this message throughout ADP in '97.

RESULTS ORIENTATION
ADP's excellent operating results over the past 47 years did not happen by accident. Those results are a direct outcome of our commitment to increasing shareholder value through consistent revenue and earnings growth, with a high return on equity...all measured by conservative accounting methods.

  Good leaders in a good environment will win over time. Yes, there may be short-term events that create anomalies. However, over the longer term it is results that matter. We measure performance by overall return to shareholders. We believe that our values, excellent people and markets, solid strategies and excellent service will lead to superior results.

CLIENT SERVICE
Above all, ADP is a service company...striving to provide world-class service. We define service broadly, from initial contact with a prospect, to product quality, to client responsiveness. Our ability to consistently bring added-value to clients differentiates us from our competition. We are committed to continual improvement in product and service.

IMPORTANCE OF PEOPLE
The most critical element in our success is our team of 29,000 associates who make ADP's service superior. Fortunately, we attract and retain exceptionally motivated, talented people with can-do attitudes. They share our vision and help us win in the marketplace. Each person counts, each client counts, and each contact between a client and associate counts.
  During '96 Gary Butler, Group President of Employer Services, our largest business unit, was appointed to our Board. Richard Haviland was promoted to Corporate Vice President, Finance. Philippe Gluntz, Ray Marlinga, Mike Rooney and Tom Tremba were named Corporate Vice Presidents, all in recognition of their important contributions and responsibilities.
  After 29 years of service as Legal Counsel and Corporate Secretary, Fred Lafer retired in '96. Special thanks to Fred for his valuable contributions.

GROWTH STRATEGIES
ADP's growth strategies continue to focus primarily on expanding leadership positions in our core businesses, where we already have #1 market positions and lots of remaining opportunities. Our major priorities are:
- - Deliver world-class client service to enhance value and increase client retention.
- - Increase market penetration by broadening product lines and distribution channels.
- - Provide ancillary products which create incremental value.
- - Expand existing businesses internationally.
- - Enter new markets which complement and leverage our core competencies and businesses.

FORECAST
I am confident about ADP's long-term prospects for internal growth and selective acquisitions. We have the businesses, core competencies, and people to continue our remarkable record. In '97 we expect double-digit revenue growth and earnings per share growth of about 15%.
  I am enthusiastic about our future success and want to particularly thank the 29,000 ADP associates, whose daily efforts make it all possible.


/s/ Arthur F. Weinbach

ARTHUR F. WEINBACH
PRESIDENT AND CHIEF EXECUTIVE OFFICER

August 14, 1996

Graph:
Earnings Per Share        92    .92
                          93   1.04
                          94   1.19
                          95   1.38
                          96   1.57

Revenues ($ in millions)  92   1,941
                          93   2,223
                          94   2,469
                          95   2,894
                          96   3,567

Employer Services

Employer Services (ES), our oldest and largest business, contributes 56% of ADP's revenue. ES serves over 350,000 employers with payroll, human resources, tax deposit and reporting services. ES now has 40 computer centers and 73 satellite sales and service centers in the U.S., as well as many others abroad.
  The ES picture for '96 was one of steady growth. ES revenue grew by 18% to almost $2 billion. ADP now processes payroll for 20 million employees in North America and several million in Europe.
  Employer Services is focused on three market segments: National Accounts (companies with 1,000 or more employees), Major Accounts (100 to 999 employees) and the Heartland market. In National Accounts, average client tenure is 10 years. In Major Accounts, ADP has a 60% share of outsourced payroll. Perhaps the greatest growth potential exists in Heartland, where we now have 250,000 clients. As we look at all three market segments, we feel very confident that there is still lots of room for additional penetration and add-on services.
  AutoPay continues to be ADP's most popular, flexible and comprehensive payroll product, serving 225,000 clients and 17 million employees. Approximately 55% of ES's worldwide revenue is derived from this core product. We recently introduced

  PC/Payroll for Windows, a new client/server front-end for AutoPay.
  EasyPay is ADP's newest outsourcing solution for clients in the Heartland market (fewer than 100 employees). Its client base more than doubled this fiscal year, to 100,000 clients with steadily improving client retention and margins.
  SoftPay is ADP's lowest-cost method for managing payroll and payroll taxes, designed for clients who prefer to process and print paychecks using their own PCs. In '96, ES launched a Windows version and a CPA version of SoftPay. We have also added electronic tracking of time and attendance.
  Total Time continues to grow rapidly as more of our clients replace manual systems with our automated time and attendance solutions. Our installed base nearly doubled last year. In addition, we recently launched a simple user-installable version designed specifically for smaller clients. Employees may also enter attendance information directly into their own PCs.
  As new electronic funds movement-type products evolve, such as New Hire Reporting, ADP Check/Full Service Direct Deposit and Wage Garnishment Payment, our ADP Tax Filing center is also responsible for the efficient movement of funds and information to third-party destinations. Over 260,000 clients rely on Tax Filing to assure regulatory compliance and to have timely product enhancements available, such as the IRS' Electronic Federal Tax Payment System (EFTPS).
  New value-added products and functionality, supported by three decades of business experience, are key to ES meeting its marketplace goals.
  Human Resource Information Systems (HRIS) are excellent means to expand service offerings. The HRIS data bases and processes are similar to those already used for payroll.
  For this reason, HRIS received special emphasis last year. Almost 80% of new National Accounts' sales included an HRIS component. We recently released CSS HRizon, a client/server HR solution, with fully integrated employee self-service modules for employee inquiry from a kiosk or desktop PC. This is a major help for short-staffed HR managers.

  CSS/HRizon interfaces seamlessly with ADP payroll and other services. Future developments will include manager self-service modules for employee performance reviews, as well as, department compensation modeling and salary budgeting.
  Because it is payroll-integrated, the ADP 401(k) product offers unique advantages to clients looking for a simple and affordable retirement savings plan. ADP has become a significant 401(k) service provider, we've grown from the 28th largest to the 11th largest 401(k) provider in the past two years. Client retention has remained consistent at close to 90%.
  In '96, ADP added two well-respected industry leaders to its list of 401(k) investment choices -- Fidelity and Putnam Investments. A voice response system gives participants direct access to their accounts and eliminates most transaction-related paperwork.
  Peachtree Complete for Windows is the most comprehensive Windows accounting and payroll product available in the low-end retail market. In December, Peachtree shipped First Accounting 2.0, geared to first-time users of accounting software. In March, Peachtree acquired One-Write Plus, the leading entry-level accounting system. This brings the total users of Peachtree software products to 485,000.
  Peachtree expects significant new activity in '97 as it links with ADP Total Time, SoftPay and ADP's electronic banking joint venture, called EC-Partners.
  Through EC-Partners, ADP clients can view bank account information, transfer funds between accounts, pay bills and reconcile their accounts -- all from the same personal computer on which they process payroll. Peachtree Software was first to integrate this service with accounting software in its "Peachtree Accounting with e-CHECK."
  As more ADP clients become multinational in scope, it becomes increasingly important to offer services on a global scale. ADP is firmly committed to further expanding outside the United States. Last November, ADP acquired Paris-based GSI, Europe's largest provider of payroll and related human resource services with operations in eight countries. This makes ADP the first provider of integrated human resources and payroll services to U.S. corporations and their European subsidiaries.

Brokerage Services

Brokerage Services, ADP's second-largest business, with over 22% of ADP revenue, provides high quality, high speed securities transaction processing, investor support tools, market data services, and investor communications related services to the financial community worldwide. ADP is the largest provider of such third-party processing and retail equity information systems in the U.S. and Canada. Brokerage Services now supplies over 2,600 firms globally with technology-based information solutions.
  ADP's new Power Partner system has been chosen by over 30 brokerage firms.
It provides 5,500 of their brokers with this advanced market information system, and seamlessly interfaces various desktop software applications.
  In the Institutional marketplace, Brokerage Services made several acquisitions. The DAIS Group provides sophisticated quantitative models to help portfolio managers assess risk and select stocks. DAIS models combine analytics with real-time quotes and news. Merrin Financial provides securities trade order management and routing solutions for investment managers and securities brokers. ADP and Merrin will bring investors and brokers together using seamless, transparent, end-to-end transaction execution over a secure, reliable network. Information Catalysts (ICI) markets fixed income trading, operations and accounting software for domestic and international banks and securities brokerage firms.
  Global Treasury Information Services (GTIS) keeps its clients in tune with global price information, news and commentary on fixed income, foreign exchange, money markets, futures and metals. Information is contributed directly to GTIS by key institutions (e.g., banks and brokers). GTIS's flexible delivery platform is usable at home via Internet or in the trading room of the world's largest banks.

  ADP Investor Communication Services (ICS) is the largest independent provider of shareholder communication services in the U.S. and Canada servicing 12,000 publicly traded corporations, mutual funds, and financial institutions on behalf of more than 800 brokerage firms and banks. ICS processed over 235 million mailings during '96, up 15% from '95. In addition, ICS processed shareholder ballots, representing 127 billion shares, through its optical, electronic and telephone voting systems.
  ICS also uses the Internet to display quarterly reports, earnings and other corporate information. Proxy Edge, is a unique electronic voting service which dramatically improves voting efficiency. PhoneVOTE Services, enables mutual fund shareholders to vote their proxy over the telephone for same-day tabulation.
  ICS also processes statements, confirmations, customized messages and prospectus fulfillment. In addition, ICS continually combines technology and marketplace knowledge to engineer valuable new communications services.

Dealer Services

ADP Dealer Services is the world's largest provider of computing, data and professional services to auto and truck dealers in the U.S., Canada, Europe, Asia and Latin America. Over 16,000 dealers use our on-site systems and communications networks to manage every area of sales and operations. Dealer Services' linking of systems, business processes, and strategies has rapidly grown our worldwide market share of dealer based systems.
  In fiscal '96, Dealer Services' revenue grew 26%. Currently, customer retention rates are 95% in the United States and Canada, 97% in Europe, and 100% in Taiwan and Mexico. This year, we announced an expanding client focus -- "Securing Your Future." ADP addresses critical dealership areas and offers software and professional services to improve consumer loyalty, asset management, innovative technology, employee productivity, manufacturer relations, and real-time information access.
  Dealer Services has been a recognized industry leader since introducing on-site, integrated systems 20 years ago. We recently introduced Pre-Owned Vehicle Locator (PVL) and New Vehicle Ordering System (NVOS) to help dealers manage inventories and enhance profitability.
  As industry change accelerated we unveiled a next wave of technology in the Advisor family. Super Service Advisor fully automates reservation and service write-up, using hand-held wireless, electronic clipboards. Sales Advisor is a complete retail sales process designed to improve sales performance and customer handling. Also introduced in '96 was the ADP Sales Kiosk, a state-of-the-art interactive sales presentation tool, and ADP AutoConnect, a complete Internet service for both dealers and consumers. Currently over 3,300 web sites have been created, making ADP AutoConnect home to the largest community of dealership sites around the world on the Internet. With ADP AutoConnect, consumer access to dealer products and services is easier than ever.
  We understand and value the importance of repeat business and positive client experiences for our dealer network. Other new products help dealers tailor their marketing programs to ensure customer loyalty. ADP's Relationship Marketing System (RMS) is the leading automated system for customer contact, from initial prospect through the purchase life cycle and ongoing service.
  Dramatic changes in customer expectations and manufacturers' requirements are revolutionizing the traditional dealership. Our commitment to assisting dealers in business process improvements is evidenced by strategic acquisitions including Sandy Corp., Automatic Service Consultants (ASC), Hayes-Ligon and Novak Corp. -- some of the most respected solution-oriented companies in the industry.
  Dealer Services also offers solutions to help employee productivity and training. Synergies from our acquisition of Sandy Corp., Mike Nicholes Inc., ASC, and Novak provide new tools and services to improve dealer productivity and profitability.
  ADP Computer Care and Suivitel/Pertel, are the leading outsourced providers of customer loyalty programs endorsed by most manufacturers in the U.S. and Canada.
  Advancements in computer technology, based on consumer demands, are accelerating throughout the world. Dealer Services continually participates in strategic direction meetings with major auto manufacturers to ensure that our clients' investments will remain compatible with future manufacturer management tools and systems.
  Most recently, Dealer Services partnered with Driver's Mart Worldwide, Inc. -- a used car mega retail chain, to develop the full range of systems for every retail center. As Driver's Mart's partner, Dealer Services is developing the first truly interactive auto retailing system. It promises to revolutionize customer buying.

Claims Services

Claims Services provides products for the property and casualty industry and their business partners in the auto, medical and property claims sectors.
  This year we realized significant expansion with a 27% revenue increase, and added eighteen new property and casualty clients in Canada.
  In Estimating Services, products evolved away from single-purpose systems for auto physical damage claims. For the first time, mobile claims professionals could carry any combination of information systems needed for collision estimating, digital imaging, vehicle valuation, and homeowner's property damage appraisal -- on one pen-based computer tablet: PenPro.
  Insurance clients electronically transferred claims information to restoration business partners using Autonet, ADP's communications network. The sharing of electronic claims folders between insurers and collision repair facilities became so popular that we created a "Connectivity Services" program to exclusively support this relationship.
  Market penetration of other key Estimating Services products also grew. Autosource vehicle loss valuations nearly doubled market share in the U.S. The installed base of Shoplink estimating systems for collision repairers grew to over 5,000 across North America, increasing revenue by 90%. The Photolink digital imaging system became the de facto industry standard.
  ADP Parts Services helps the flow of salvage parts information among insurers, body shops and automotive recyclers. Over

3,000 parts recyclers now manage their salvage inventories with our yard management systems. Computerized storage of parts records translates into increased on-line availability for insurers and collision repairers using ADP's PXS locating system. Recyclers also bought and sold over 7.5 million parts among themselves, using ADP's satellite and land line networks.
  In medical claims, Integrated Medical Solutions (IMS) had strong revenue growth, fueled by its added value for existing relationships between insurers and medical providers.
  Provider Bill Audit (PBA), is a computerized system that reviews medical bills to help insurers contain costs. Twelve of the top fifteen U.S. insurers are either licensing or piloting PBA software.
  IMS also has medical specialists to manage claims for key clients, aided by an electronic data interchange. In addition, IMS is beginning to audit Workers' Compensation claims, and has introduced a Negotiated Fee Network of preferred medical providers to further ensure quality medical services at reasonable costs.
  Claims Services will continue to build upon the momentum created in '96, while pursuing acquisitions that add value to the property and casualty industry and its trading partners.

ADP International

In Europe, ADP's services for payroll and human resource management are provided in Belgium, France, Germany, Italy, the Netherlands, Spain, Switzerland and the United Kingdom.
GSI
ADP-GSI now handles the outsourced processing of payroll for 1.2 million employees, including 120,000 who were added during the last year. Another 7 million employees are paid using ADP-GSI software. The retention rate of ADP-GSI clients who outsource their payroll has risen to 97% in the last fiscal year.
  ADP-GSI recently introduced a new offering, Hypervision, which integrates payroll and human resource management on a Windows workstation, using client-server architecture and relational databases.
  In France, ADP-GSI is now moving into the small companies market, serviced entirely by phone.

THE NETHERLANDS
ADP now has a 14% share of the private sector market. Client retention for the year exceeded 90%.
  We offer Payroll and Human Resource Management (HRM) to all employers. PERMAN II for Windows is an advanced HRM product for larger companies.

UNITED KINGDOM
ADP currently pays over 2% of the UK workforce. Our goal is to become the leading supplier of payroll services, and we are steadily building our market share. Client retention for fiscal '96 was 93%.

  PC Surepay service, with a fully integrated Personnel system, offers speed and flexibility. The Client Partnership Series helps larger clients to process when and where they like, while being fully supported by ADP's specialist teams. ADP's Managed Payroll services allows companies to outsource both the processing and administration of the payroll. ADP takes responsibility for all elements of the process and deals with the various statutory authorities on the client's behalf.

BROKERAGE SERVICES
ADP Wilco continues to grow in international and domestic markets. Wilco acquired GlossTRADER, an easy-to-use Windows-based front office trading and sales system for fixed income. We now offer a total front and back office solution to the international marketplace, as well as the ability to offer each solution separately.

DEALER SERVICES
Dealer Services continued its strategy of global expansion in '96, acquiring ADP Dealer Systems de Mexico, Pacsys in Canada, and DataTec in Taiwan.
  Pacsys provides market-driven F&I products to Canadian dealers. ADP DataTec International can provide future distribution in Asia and the Pacific Rim.
  Dealer Services' Pan-European efforts include systems being provided to the dealers of Opel PSA and Mercedes Benz throughout Europe.

Selected Financial Data
Automatic Data Processing, Inc. and Subsidiaries


(In thousands, except per share amounts)
- -----------------------------------------------------------------------------------------------------
Year ended June 30,                       1996         1995         1994         1993         1992
- -----------------------------------------------------------------------------------------------------
Revenue . . . . . . . . . . . . .   $3,566,597   $2,893,742   $2,468,966   $2,223,374   $1,940,571
                                    -----------------------------------------------------------------
Cost of operations  . . . . . . .    2,901,476    2,335,122    2,001,796    1,816,995    1,586,725
Interest expense  . . . . . . . .       29,731       24,340       20,840       19,819       12,266
                                    -----------------------------------------------------------------
                                     2,931,207    2,359,462    2,022,636    1,836,814    1,598,991
                                    -----------------------------------------------------------------
Earnings before income taxes
and cumulative effect of
accounting changes  . . . . . . .      635,390      534,280      446,330      386,560      341,580
Provision for income taxes  . . .      180,690      139,450      112,210       92,360       85,400
                                    -----------------------------------------------------------------
Net earnings before cumulative
effect of accounting changes  . .      454,700      394,830      334,120      294,200      256,180
Cumulative effect of
accounting changes  . . . . . . .         ----         ----      (4,800)         ----         ----
                                    -----------------------------------------------------------------
Net earnings  . . . . . . . . . .   $  454,700   $  394,830   $  329,320   $  294,200   $  256,180
                                    -----------------------------------------------------------------

Earnings per share:
Before cumulative effect of
accounting changes  . . . . . . .        $1.57        $1.38        $1.19        $1.04        $ .92
Cumulative effect of
accounting changes  . . . . . . .         ----         ----        (.02)         ----         ----
                                    -----------------------------------------------------------------
Net earnings  . . . . . . . . . .        $1.57        $1.38        $1.17        $1.04        $ .92
                                    -----------------------------------------------------------------
Average number of common
shares outstanding  . . . . . . .      288,967      285,112      281,780      282,654      278,090
                                    -----------------------------------------------------------------
Cash dividends per share  . . . .       $.3875       $.3125        $ .27       $.2375       $.2075
                                    -----------------------------------------------------------------
Return on equity (a)  . . . . . .        20.3%        20.9%        21.0%        20.9%        22.1%
                                    -----------------------------------------------------------------

At year end:
Cash, cash equivalents and
marketable securities . . . . . .   $1,098,620   $1,291,889   $1,062,190   $  886,452   $  741,357
Working capital . . . . . . . . .   $  618,670   $  667,920   $  507,243   $  355,047   $  366,752
Total assets  . . . . . . . . . .   $3,839,885   $3,201,096   $2,711,751   $2,439,400   $2,169,300
Long-term debt  . . . . . . . . .   $  403,743   $  390,177   $  372,959   $  347,583   $  333,192
Shareholders' equity  . . . . . .   $2,315,346   $2,096,615   $1,691,251   $1,494,456   $1,296,728
                                    -----------------------------------------------------------------

(a) Before cumulative effect of accounting changes in 1994 (see Note 1B.).
All per share information has been adjusted to reflect a two-for-one stock split on January 1, 1996.

See notes to consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OPERATING RESULTS
Revenue and earnings reached record levels during each of the past three fiscal years. During fiscal '96, revenue was over $3.5 billion and net earnings were
$455 million. Earnings per share increased 14% to $1.57. All per share amounts are adjusted for a two-for-one common stock split, effective January 1, 1996. Fiscal '96 was ADP's 35th consecutive year of double-digit earnings per share growth since becoming a public company in 1961.
  Effective November 1, 1995, ADP acquired control of GSI, the leading European provider of payroll and human resource information services. GSI also provides facilities management, banking, clearing and other information services in
Europe.
  The financial results of GSI are included in ADP's consolidated results on a one-month lag. Accordingly, the consolidated results for the year ended June 30, 1996 include GSI operations for the 7 months ended May 31, 1996. During the fourth quarter a decision was reached to sell GSI's facilities management business. As a result, the net of revenues and pre-tax expenses of that business for the quarter, which are not material, have been included in general, administrative and selling expenses.
  Revenue and revenue growth by ADP's major service groups are shown below:
                                        Revenue           Revenue Growth
- --------------------------------------------------------------------------------
                                  Years Ended June 30,  Years Ended June 30,
                         -------------------------------------------------------
                           1996      1995      1994      1996     1995     1994
- --------------------------------------------------------------------------------
($ in millions)
- --------------------------------------------------------------------------------
Employer Services (a)    $1,984    $1,677    $1,482       18%      13%       9%
Brokerage Services .        787       657       606       20        8       20
Dealer Services. . .        555       440       334       26       32       22
Other (a). . . . . .        241       120        47      101      155      (40)
                         -------------------------------------------------------
Consolidated . . . .     $3,567    $2,894    $2,469       23%      17%      11%
                         -------------------------------------------------------
(a) Reclassified
  Consolidated revenue grew 23% in fiscal '96, primarily from increased market penetration, an expanded array of products and services, and from acquisitions, with relatively minor contributions from price increases. Revenue growth, excluding the GSI acquisition, approximated 15%.
  The margins of several of the current year acquisitions are lower than ADP's overall margins, and, as expected, consolidated margins decreased slightly. The consolidated pretax margin was 17.8% in '96, 18.5% in '95, and 18.1% in '94.
  The Company does not prepare its financial statements in a manner that generates the true stand-alone profitability for each unit and profitability measurements are not maintained in a consistent manner among the Company's major service groups. Certain revenues and expenses are charged to business units at a standard rate for management and motivation reasons. Other costs are recorded based on management responsibility. As a result, various income and expense items are recorded at the Corporate level and certain shared costs are not allocated. Consequently, comparisons of specific margins between groups are not meaningful, although trend information within a service group is a useful directional indicator.
EMPLOYER SERVICES (ES)
Employer Services' revenue grew 18% in fiscal '96 (12% excluding GSI). In the absence of all acquisitions revenue growth would have been about 10%, the same as in '95 and up from the 9% internal growth rate in '94.
  As expected, the GSI acquisition had a slight negative impact on the overall
ES operating margin, which was 25% for the year. Without GSI the ES margin would have been 26%. (Margins were 26% in '95 and 27% in '94.) Field operating margin increased in each of the past three years as a result of continued productivity and operating efficiencies. This increased field margin has enabled ES to significantly increase its investments in product development, sales, and marketing.
  Employer Services' revenue shown above includes the pretax equivalent of interest earned on funds collected from clients as part of the Company's integrated payroll and payroll tax filing services. The pretax equivalent has been calculated at a consistent standard rate of 7.8% since 1986.
BROKERAGE SERVICES
Aided by acquisitions and very high trading volumes, Brokerage Services' revenue grew 20% in '96. Without acquisitions, Brokerage revenue growth would have approximated 12%. Growth rates in '95 and '94 were 8% and 20%, respectively.
  Brokerage Services' operating margin was about 13% in fiscal '96, depressed slightly by the impact of acquisitions. The operating margin was 13% in '95 and 15% in '94. These prior year margins are slightly lower than previously reported as prior years' results have been restated for the inclusion of certain expenses previously recorded at the Corporate level.
DEALER SERVICES
Dealer Services' revenue grew 26% in '96, compared to increases of 32% in '95 and 22% in '94. Revenue growth in each year was aided by several small acquisitions. In the absence of acquisitions, '96 revenue growth would have been about 10%. The current year's acquisitions have lower margins than the existing Dealer margins, and accordingly, operating margin decreased slightly to approximately 18% in fiscal '96 from 20% in '95 and '94.
OTHER
The primary components of "Other revenue" are claims services, services for wholesalers, the non-Employer Services businesses of GSI and interest income. In addition, "Other revenue" has been reduced to adjust for the difference between actual interest income earned on invested tax filing funds and income credited to Employer Services at a standard rate of 7.8%. The revenue from two businesses providing payroll services in Europe have been reclassified from "Other revenue" and are now included in Employer Services. "Other revenue" has increased primarily as a result of the GSI acquisition and growth in the Claims Services business.

In each of the past three years, investments in systems development and programming have increased at a greater rate than the Company's overall growth rate. Investments have increased to accelerate automation, migrate to new computing technologies and develop new products.
  The impact of fluctuations in foreign currency rates on the Company's financial statements was not material during the three-year period ended June
30, 1996.
  In '96, the Company's effective tax rate was approximately 28%, up from approximately 26% in '95, primarily as a result of greater weighting of taxable versus non-taxable earnings, the impact of non-deductible goodwill arising from the GSI acquisition, and the elimination of the research and development tax credit in '96. The '95 effective rate increased from approximately 25% in '94, primarily as a result of greater weighting of taxable versus non-taxable earnings. Consolidated after-tax margins were 12.7% in '96, 13.6% in '95, and 13.5% in '94.
  In '94 the Company adopted FASB Statements No. 109, "Accounting for Income Taxes", and No. 112, "Employer's Accounting for Postemployment Benefits", effective July 1, 1993. The cumulative effect of adopting Statement No. 109 was to increase net earnings by $2.7 million ($.01 per share). The cumulative effect of adopting Statement No. 112 was to decrease net earnings by $7.5 million ($.03 per share), net of $5.0 million of income tax benefits.
  For '97 ADP is planning another record year with double-digit growth in revenue and about 15% growth in earnings per share.
Additional comments and operating results are included in the Letters to Shareholders on pages 2 through 4 and in the business descriptions presented on pages 5 through 15.
FINANCIAL CONDITION
ADP's financial condition and balance sheet remain exceptionally strong. At June 30, 1996, cash and marketable securities approximated $1.1 billion.
Shareholders' equity exceeded $2.3 billion, and return on average equity for the year was 20%. The ratio of long-term debt to equity at June 30, 1996 was 17%.
  A portion of the GSI purchase price was funded by borrowing approximately 466 million French francs (equivalent to $91 million at June 30, 1996) with the remainder coming from the Company's cash and marketable securities.
  Cash flow from operating activities exceeded $644 million in '96. We expect another excellent cash flow year in fiscal 1997.
  In '96, 6.6 million shares of common stock were purchased at an average price of approximately $37, as part of an ongoing program to fund equity related employee benefits. The Board of Directors has authorized the purchase of up to
6.8 million additional shares.
  During '96, the Company purchased several businesses for approximately $473 million in cash and $20 million in common stock. The cost of acquisitions in '95 and '94 aggregated $123 million and $81 million, respectively. The Company also acquired several businesses in '96 and '95 in pooling of interest transactions in exchange for 969,000 and 2,362,000 shares of common stock, respectively. The Company's historical financial statements were not restated because in the aggregate these pooling transactions were not material.
  Capital expenditures during '96 were approximately $164 million, following investments of $118 million in '95 and $111 million in '94. Capital spending in fiscal '97 should approximate $200 million.
MARKET PRICE AND DIVIDEND DATA
The market price of Automatic Data Processing, Inc. (AUD) common shares based on New York Stock Exchange composite transactions and cash dividends per share declared during the past two years have been:
- --------------------------------------------------------------------------------
                                 Price Per Share        Dividends
                              --------------------------
Fiscal 1996 quarter ended        High         Low       Per Share
- --------------------------------------------------------------------------------
June 30 . . . . . . . . . . . $40 1/8     $36 3/8          $.10
March 31. . . . . . . . . . .  43 3/8      35 1/4           .10
December 31 . . . . . . . . .  41 1/8      34               .10
September 30. . . . . . . . .  35 3/8      31               .0875
                              --------------------------------------------------

Fiscal 1995 quarter ended
- --------------------------------------------------------------------------------
June 30 . . . . . . . . . . . $33         $30 1/4          $.0875
March 31. . . . . . . . . . .  32 3/4      28 3/4           .075
December 31 . . . . . . . . .  29 7/8      26 1/4           .075
September 30. . . . . . . . .  28 3/8      25 3/8           .075
                              --------------------------------------------------

  As of June 30, 1996 there were approximately 26,800 holders of record of Automatic Data Processing, Inc. common stock. Over 100,000 additional holders have their stock in "street name". All per share information has been adjusted to reflect a two-for-one stock split on January 1, 1996.

STATEMENTS OF CONSOLIDATED EARNINGS
Automatic Data Processing, Inc. and Subsidiaries


(In thousands, except per share amounts)
- -----------------------------------------------------------------------------------------------------
Year ended June 30,                                                1996          1995          1994
- -----------------------------------------------------------------------------------------------------
Revenue . . . . . . . . . . . . . . . . . . . . . . . . . .  $3,566,597    $2,893,742    $2,468,966
                                                             ----------------------------------------
Operating expenses. . . . . . . . . . . . . . . . . . . . .   1,516,407     1,177,292     1,026,354
General, administrative and selling expenses  . . . . . . .     933,805       792,121       666,344
Depreciation and amortization . . . . . . . . . . . . . . .     201,629       172,536       148,295
Systems development and programming costs . . . . . . . . .     249,635       193,173       160,803
Interest expense. . . . . . . . . . . . . . . . . . . . . .      29,731        24,340        20,840
                                                             ----------------------------------------
                                                              2,931,207     2,359,462     2,022,636
                                                             ----------------------------------------
Earnings before income taxes and cumulative effect
  of accounting changes . . . . . . . . . . . . . . . . . .     635,390       534,280       446,330
Provision for income taxes. . . . . . . . . . . . . . . . .     180,690       139,450       112,210
                                                             ----------------------------------------
Net earnings before cumulative effect of accounting changes     454,700       394,830       334,120
Cumulative effect of accounting changes . . . . . . . . . .        ----          ----        (4,800)
                                                             ----------------------------------------
Net earnings. . . . . . . . . . . . . . . . . . . . . . . .  $  454,700    $  394,830    $  329,320
                                                             ----------------------------------------

Earnings per share:
Before cumulative effect of accounting changes. . . . . . .       $1.57         $1.38         $1.19
Cumulative effect of accounting changes . . . . . . . . . .        ----          ----          (.02)
                                                             ----------------------------------------
Net earnings. . . . . . . . . . . . . . . . . . . . . . . .       $1.57         $1.38         $1.17
                                                             ----------------------------------------
Average number of common shares outstanding . . . . . . . .     288,967       285,112       281,780
                                                             ----------------------------------------

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

Automatic Data Processing, Inc. and Subsidiaries
(In thousands, except per share amounts)
- -----------------------------------------------------------------------------------------------------
June 30,                                                                    1996          1995
- -----------------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                                           $  314,416    $  313,612
  Short-term marketable securities                                       321,743       384,009
  Accounts receivable                                                    507,198       377,145
  Other current assets                                                   310,926       136,377
                                                                      -------------------------------
    Total current assets                                               1,454,283     1,211,143
                                                                      -------------------------------
Long-term marketable securities                                          462,461       594,268
                                                                      -------------------------------
Long-term receivables                                                    188,184       189,858
                                                                      -------------------------------
Property, plant and equipment - at cost:
  Land and buildings                                                     322,975       287,186
  Data processing equipment                                              578,935       501,403
  Furniture, leaseholds and other                                        330,610       309,592
                                                                      -------------------------------
                                                                       1,232,520     1,098,181
  Less accumulated depreciation                                          764,254       682,222
                                                                      -------------------------------
                                                                         468,266       415,959
                                                                      -------------------------------
Other assets                                                              19,597        84,212
                                                                      -------------------------------
Intangibles                                                            1,247,094       705,656
                                                                      -------------------------------
                                                                      $3,839,885    $3,201,096
                                                                      -------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Notes payable                                                       $   90,746    $        -
  Accounts payable                                                        96,351        65,955
  Accrued expenses and other current liabilities                         590,355       385,040
  Income taxes                                                            52,954        82,672
  Current portion of long-term debt                                        5,207         9,556
                                                                      -------------------------------
    Total current liabilities                                            835,613       543,223
                                                                      -------------------------------
Long-term debt                                                           403,743       390,177
                                                                      -------------------------------
Other liabilities                                                         78,508        66,865
                                                                      -------------------------------
Deferred income taxes                                                    112,880        18,844
                                                                      -------------------------------
Deferred revenue                                                          93,795        85,372
                                                                      -------------------------------
Shareholders' equity:
  Preferred stock, $1.00 par value:
    Authorized, 300 shares; issued, none
  Common stock, $.10 par value:
    Authorized, 500,000 shares; issued, 314,277 and
314,234 shares, respectively                                              31,428        31,424
  Capital in excess of par value                                         406,200       351,907
  Retained earnings                                                    2,537,952     2,182,838
  Treasury stock - at cost, 26,656 and 26,066 shares, respectively      (660,234)     (469,554)
                                                                      -------------------------------
    Total shareholders' equity                                         2,315,346     2,096,615
                                                                      -------------------------------
                                                                      $3,839,885    $3,201,096
                                                                      -------------------------------

See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY
Automatic Data Processing, Inc. and Subsidiaries


(In thousands, except per share amounts)
- ---------------------------------------------------------------------------------------------------------------
                                                                      Capital in
                                                    Common Stock       Excess of      Retained     Treasury
                                                --------------------
                                                 Shares      Amount    Par Value      Earnings        Stock
- ---------------------------------------------------------------------------------------------------------------
BALANCE, JULY 1, 1993, AS PREVIOUSLY REPORTED   157,117     $15,712     $300,010     $1,630,135    $451,401
Two-for-one stock split as of January 1, 1996   157,117      15,712      (15,712)            --          --
Employee stock plans and related tax benefits        --          --       23,699             --     (47,986)
Treasury stock acquired (5,158 shares)               --          --           --             --     129,389
Net earnings                                         --          --           --        329,320          --
Dividends ($.27 per share)                           --          --           --        (76,031)         --
Other transactions                                   --          --        1,320             (1)        109
                                                ---------------------------------------------------------------

BALANCE, JUNE 30, 1994                          314,234      31,424      309,317      1,883,423     532,913
Employee stock plans and related tax benefits        --          --       43,498             --     (39,384)
Treasury stock acquired (438 shares)                 --          --            -             --      13,146
Acquisitions (2,956 shares)                          --          --      (13,045)        (6,206)    (37,225)
Net earnings                                         --          --           --        394,830          --
Dividends ($.3125 per share)                         --          --           --        (89,224)         --
Other transactions                                   --          --       12,137             15         104
                                                ---------------------------------------------------------------

BALANCE, JUNE 30, 1995                          314,234      31,424      351,907      2,182,838     469,554
Employee stock plans and related tax benefits        --          --       68,286             --     (37,080)
Treasury stock acquired (6,640 shares)               --          --           --             --     245,224
Acquisitions (1,513 shares)                          --          --        4,007         12,530     (17,809)
Net earnings                                         --          --           --        454,700          --
Dividends ($.3875 per share)                         --          --           --       (112,116)         --
Other transactions                                   43           4      (18,000)            --         345
                                                ---------------------------------------------------------------

BALANCE, JUNE 30, 1996                          314,277     $31,428     $406,200     $2,537,952    $660,234
                                                ---------------------------------------------------------------

See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED CASH FLOWS
Automatic Data Processing, Inc. and Subsidiaries

(In thousands)
- ----------------------------------------------------------------------------------------------
Year ended June 30,                                     1996            1995          1994
- ----------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings                                      $  454,700     $   394,830    $  329,320
Depreciation and amortization                        201,629         172,536       148,295
Deferred income taxes                                 13,940         (11,050)       (3,200)
Changes in operating assets and liabilities:
Receivables and other assets                          22,659         (89,131)      (28,922)
Accounts payable and accrued expenses                (36,175)         (1,975)       17,105
Other                                                (12,699)         13,575        46,530
                                                  --------------------------------------------
Net cash flows from operating activities             644,054         478,785       509,128
                                                  --------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of marketable securities                 (1,014,244)     (1,080,989)     (953,494)
Proceeds from sale of marketable securities        1,208,317         926,276       835,580
Capital expenditures                                (163,525)       (117,698)     (110,733)
Other changes in property, plant and equipment         5,563           3,756        12,822
Additions to intangibles                            (111,054)        (38,612)      (24,460)
Acquisitions of businesses, net of cash acquired    (472,783)       (107,457)      (81,082)
                                                  --------------------------------------------
Net cash flows from investing activities            (547,726)       (414,724)     (321,367)
                                                  --------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of notes                       90,746             ---           ---
Repayments of long-term debt                         (21,009)         (6,217)       (1,702)
Proceeds from issuance of common stock               125,617          99,412        77,981
Repurchases of common stock                         (245,224)        (13,146)     (129,389)
Dividends paid                                      (112,116)        (89,224)      (76,031)
Other                                                 66,462          20,100          (796)
                                                  --------------------------------------------
Net cash flows from financing activities             (95,524)         10,925      (129,937)
                                                  --------------------------------------------


Net change in cash and cash equivalents                  804          74,986        57,824
Cash and cash equivalents, at beginning of period    313,612         238,626       180,802
                                                  --------------------------------------------
Cash and cash equivalents, at end of period       $  314,416     $   313,612    $  238,626
                                                  --------------------------------------------

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended June 30, 1996, 1995 and 1994 / Automatic Data Processing, Inc. and Subsidiaries
NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
A. Consolidation and Basis of Preparation. The consolidated financial statements include the accounts of Automatic Data Processing, Inc. and its majority-owned subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation.
    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates.
B. Accounting Changes. In fiscal 1994 the Company adopted FASB Statements No. 109, "Accounting for Income Taxes", and No. 112, "Employers' Accounting for Postemployment Benefits", effective July 1, 1993. The cumulative effect of adopting Statement No. 109 was to increase net earnings by $2.7 million ($.01 per share). The cumulative effect of adopting Statement No. 112, which requires certain postemployment benefits to be accrued as service is provided, was to decrease net earnings by $7.5 million ($.03 per share), net of $5.0 million of income tax benefits.
C. Cash and Cash Equivalents. Highly liquid investments with a maturity of three months or less at the time of purchase are considered cash equivalents.
D. Marketable Securities. Marketable securities consist primarily of high grade municipal investments. Most of the Company's marketable securities are considered to be "available-for-sale", and, accordingly, are carried on the June 30, 1996 balance sheet at fair market value which approximates cost. Gains/losses from the sale of marketable securitites have not been material. Approximately $249 million of the Company's long-term marketable securities mature in 1-2 years, $91 million in 2-3 years, and the remainder in less than 7 years. E. Property, Plant and Equipment. Property, plant and equipment is depreciated over the estimated useful lives of the assets by the straight-line method. Leasehold improvements are amortized over the shorter of the term of the lease or the estimated useful lives of the improvements.
    The estimated useful lives of assets are primarily as follows:
- ----------------------------------------------------------------------
Data processing equipment                2 to 3 years
Buildings                               20 to 40 years
Furniture and fixtures                   3 to 7 years
- ----------------------------------------------------------------------

F. Intangibles. Intangible assets are recorded at cost and are amortized primarily on a straight-line basis. Goodwill is amortized over periods from 15 to 40 years, and is periodically reviewed for impairment by comparing carrying value to undiscounted expected future cash flows. If impairment is indicated, a write-down to fair value (normally measured by discounting estimated future cash flows) is taken.
G. Revenue Recognition. Service revenue, including software license fees, maintenance fees and other ancillary fees, is recognized as services are provided. In those instances where hardware is sold to clients as part of a bundled service offering, the gross profit on the sale of hardware and prepaid software license fees, less costs of selling and installation, is deferred and recognized on a straight-line basis over the initial contract period, which generally is from 5 to 7 years.
H. Foreign Currency Translation. The net assets of the Company's foreign subsidiaries are translated into U.S. dollars based on exchange rates in effect at the end of each period, and revenue and expenses are translated at average exchange rates during the periods. Currency transaction gains or losses, which are included in the results of operations, are immaterial for all periods presented. Gains or losses from balance sheet translation, which are not material, are included in shareholders' equity.
I. Stock Split. As of January 1, 1996, the Company had a two-for-one stock split. All per share earnings and dividends and references to common stock give effect to this split.
J. Earnings Per Share. Earnings per share are based upon the weighted average number of shares outstanding during the respective periods.
K. Line of Business. The Company is engaged in the computing services business.
L. Reclassification of Prior Financial Statements. Certain reclassifications have been made to previous years' financial statements to conform to current classifications.

NOTE 2. ACQUISITIONS AND DISPOSITIONS
Effective November 1, 1995, ADP acquired control of GSI-Participations, a leading computer services company based in Paris, France, for approximately $460 million in cash plus transaction costs and other related liabilities assumed. A portion of the purchase price has been funded by borrowing approximately 466 million French francs (equivalent to $91 million as of June 30, 1996) on a short-term basis at an average interest rate of 4.1% during the period subsequent to the acquisition. This borrowing has been designated as a hedge against the Company's net investment in GSI.
    The financial results of GSI are included in ADP's consolidated results on a one-month lag. Accordingly, the consolidated results for fiscal 1996 include GSI's operations from November 1995 through May 1996. During the fourth quarter, a decision was reached to sell GSI's facilities management business. Consequently, the net of revenues and pre-tax expenses of that business for the quarter, which are not material, have been included in general, administrative and selling expenses in the Statement of Consolidated Earnings. Net assets of the business are included as assets held for sale in other current assets on the Consolidated Balance Sheet.
    Based on preliminary allocations of purchase price, the GSI transaction results in approximately $523 million of goodwill and other intangibles (primarily customer lists and software), which are being amortized over periods ranging from 5 to 40 years. The allocation of purchase price is preliminary and subject to adjustment upon receipt of final valuation information and management's final estimates as to the fair value of assets acquired and liabilities assumed.
    On an unaudited pro forma basis, assuming that the acquisition had been made as of July 1, 1994, the consolidated revenue of ADP for fiscal 1996 and 1995 would have increased by approximately $173 million and $400 million, respectively, and net earnings would have decreased by approximately $9 million ($.03 per share) and $31 million ($.11 per share), respectively.
    During fiscal 1996, 1995 and 1994, the Company purchased several other businesses for approximately $91 million (including $20 million in common stock), $123 million (including $16 million in common stock) and $81 million, respectively. The results of these acquired businesses were not material to the Company's consolidated financial statements, and are included from the date of acquisition.
    The Company also acquired several businesses in fiscal 1996 and 1995 in pooling of interest transactions in exchange for 969,000 and 2,362,000 shares of common stock, respectively. The Company's consolidated financial statements were not restated because in the aggregate these transactions were not material.

NOTE 3. RECEIVABLES
Accounts receivable is net of an allowance for doubtful accounts of $35 million and $23 million at June 30, 1996 and 1995, respectively.
  The Company finances the sale of computer systems to certain of its clients. These finance receivables, substantially all of which are due from automobile and truck dealerships, are reflected in the consolidated balance sheets as follows:
                             1996                  1995
- --------------------------------------------------------------------------
(In thousands)         Current  Long-Term    Current  Long-Term
- --------------------------------------------------------------------------
June 30,
- --------------------------------------------------------------------------
Receivables           $126,415   $243,522   $110,345   $247,145
Less:
    Allowance
    for doubtful
    accounts           (14,715)   (25,727)   (12,136)   (26,166)
    Unearned
    income             (25,144)   (29,611)   (24,102)   (31,121)
                      ----------------------------------------------------
                      $ 86,556   $188,184   $ 74,107   $189,858
                      ----------------------------------------------------
    Unearned income from finance receivables represents the excess of gross receivables over the sales price of the computer systems financed. Unearned income is amortized using the interest method to maintain a constant rate of return on the net investment over the term of each contract.
    Long-term receivables at June 30, 1996 mature as follows:
(In thousands)
1998                            $104,058
1999                              74,898
2000                              44,127
2001                              16,752
Thereafter                         3,687
                                --------
                                $243,522
                                --------

NOTE 4. INTANGIBLE ASSETS
Components of intangible assets are as follows:
(In thousands)
- -------------------------------------------------------------------------
June 30,                             1996                   1995
- -------------------------------------------------------------------------
Goodwill                       $  931,424             $  482,076
Other                             709,803                528,277
                               ------------------------------------------
                                1,641,227              1,010,353
Less accumulated amortization    (394,133)              (304,697)
                               ------------------------------------------
                               $1,247,094             $  705,656
                               ------------------------------------------
    Other intangibles consist primarily of purchased rights (acquired directly or through acquisitions) to provide data processing services to various groups of clients (amortized over periods from 5 to 36 years) and purchased software (amortized over periods from 3 to 10 years). Amortization of intangibles totalled $81 million for fiscal 1996, $66 million for 1995 and $61 million for 1994.

NOTE 5. LONG-TERM DEBT
Components of long-term debt are as follows:
(In thousands)
- -------------------------------------------------------------------------
June 30,                                    1996                 1995
- -------------------------------------------------------------------------
Zero coupon convertible subordinated
notes (5 1/4% yield)                     $356,561            $339,132
Industrial revenue bonds
(with fixed and variable interest rates
from 3.6% to 8.3%)                         39,200              39,560
Other                                      13,189              21,041
                                         --------------------------------
                                          408,950             399,733
Less current portion                       (5,207)             (9,556)
                                         --------------------------------
                                         $403,743            $390,177
                                         --------------------------------

    The zero coupon convertible subordinated notes have a face value of approximately $802 million at June 30, 1996, and mature February 20, 2012, unless converted or redeemed earlier. The notes are convertible into approximately 10.4 million shares of the Company's common stock. The notes are callable at the option of the Company since February 1996, and the holders of the notes can convert into common stock at any time or require redemption in 1997,

2002, and 2007. During fiscal 1996, approximately $3 million face value of notes were converted. As of June 30, 1996 and 1995, the quoted market prices for the zero coupon notes were approximately $400 million and $360 million, respectively. The fair value of the other debt included above, based on available market information, approximates its carrying value.
    Long-term debt repayments are due as follows:
(In thousands)
- --------------------------------------
1998                         $    443
1999                              435
2000                              435
2001                              435
Thereafter                    401,995
                             ---------
                             $403,743
                             ---------
    Interest payments were approximately $8 million during fiscal 1996 and $4 million during the years ended June 30, 1995 and 1994.

NOTE 6. PAYROLL AND PAYROLL TAX FILING SERVICES
As part of its integrated payroll and payroll tax filing services, the Company collects funds for federal, state and local employment taxes from approximately 260,000 clients, files over 11.5 million applicable returns, handles all regulatory correspondence and amendments, absorbs regulatory charges for certain penalties and interest, and remits the funds to the appropriate tax agencies. In addition to fees paid by clients for these services, the Company receives interest during the interval between the receipt and disbursement of funds by investing the funds primarily in AA or better rated municipal instruments, with no more than $80 million in any single instrument. The amount of collected but unremitted funds varies significantly during the year and averaged approximately $3.7 billion in fiscal 1996, $3.3 billion in fiscal 1995 and $2.8 billion in fiscal 1994. The amount of such funds was $5.0 billion as of June 30, 1996, of which $1 billion was supported by a letter of credit and a related ADP guarantee, and was $4.6 billion as of June 30, 1995. Interest on collected but unremitted funds amounted to approximately $178 million in fiscal 1996, $148 million in 1995, and $111 million in 1994.

NOTE 7. EMPLOYEE BENEFIT PLANS
A. Stock Option Plans. The Company has stock option plans which provide for the issuance to eligible employees of incentive and non-qualified stock options, which may expire as much as 10 and 12 years, respectively, from the date of grant, at prices not less than the fair market value on the date of grant. At
June 30, 1996, there were 5,116 participants in the plans. The aggregate purchase price for options outstanding at June 30, 1996 was approximately $556 million. The options expire between 1996 and 2006.
    A summary of changes in the stock option plans for the three years ended
June 30, 1996 is as follows:
(In thousands, except per share amounts)            Number of Options
- --------------------------------------------------------------------------------
Year ended June 30,                         1996          1995             1994
- --------------------------------------------------------------------------------
Options outstanding, beginning of year    20,724        19,340           16,474
Options granted ($33 to $39 per share
in 1996, $27 to $31 in 1995 and $24
to $26 in 1994)                            6,080         5,384            6,182
Options exercised ($6 to $31 per share
in 1996, $4 to $25 in 1995 and $4 to
$24 in 1994)                              (2,445)       (2,282)          (1,718)
Options cancelled                         (1,726)       (1,764)          (1,608)
Other                                         74            46               10
                                          --------------------------------------
Options outstanding, end of year ($8 to
$39 per share in 1996, $6 to $31 in
1995 and $5 to $26 in 1994)               22,707        20,724           19,340
                                          --------------------------------------
Options exercisable, end of year           6,677         5,652            5,180
                                          --------------------------------------
Shares available for future grants,
end of year                               10,015         4,442            8,108
                                          --------------------------------------
Shares reserved for issuance under stock
option plans                              32,722        25,166           27,448
                                          --------------------------------------
    The Financial Accounting Standards Board has issued a statement on accounting for stock-based compensation, which allows companies to either retain APB Opinion 25 for recognizing expense for stock-based compensation, or adopt a new accounting method based on estimated fair value. The Company has decided to continue to follow APB 25 and will describe the impact of using an estimated fair value approach on a pro forma basis in fiscal 1997.
B. Restricted Stock Plan. The Company has a restricted stock plan under which shares of common stock have been sold for nominal consideration to certain key employees. These shares are restricted as to transfer and in certain circumstances must be resold to the Company at the original purchase price. The restrictions lapse over periods of up to six years. During the years ended June 30, 1996, 1995 and 1994, the Company issued 186,800, 106,300 and 188,100 restricted shares, and repurchased 47,200, 50,200 and 46,200 shares, respectively.
C. Employee Stock Purchase Plans. The Company has stock purchase plans under which eligible employees have the ability to purchase shares of common stock at 85% of the lower of market value as of the date of purchase election or end of the plan. Approximately 1.9 million shares are scheduled for issuance on December 31, 1996 and 2.3 million on December 31, 1997. Approximately 1.9 million and 2.0 million shares were issued during the years ended June 30, 1996 and 1995, respectively. At June 30, 1996 and 1995, there were approximately 8.6 million and 10.6 million shares reserved for purchase under the plan. Included in liabilities as of June 30, 1996 and 1995 are employee stock purchase plan withholdings of approximately $51 million and $45 million, respectively.

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
(In thousands)
- -----------------------------------------------------------------------------
June 30,                                            1996                1995
- -----------------------------------------------------------------------------
Funded plan assets at market value,
primarily stocks and bonds                      $191,400            $134,200
                                                -----------------------------
Actuarial present value of benefit obligations:
Vested benefits                                  140,900             119,000
Non-vested benefits                                8,200               7,400
                                                -----------------------------
Accumulated/projected benefit obligation         149,100             126,400
                                                -----------------------------
Plan assets in excess of projected benefits       42,300               7,800
Prior service cost                                (3,400)             (4,300)
Transition obligation                              1,500               1,700
Unrecognized net actuarial loss due to
different experience than that assumed            22,700              31,400
                                                -----------------------------
Prepaid pension cost                            $ 63,100            $ 36,600
                                                -----------------------------
    The components of net pension expense were as follows:

(In thousands)
- --------------------------------------------------------------------------------
Year ended June 30,                         1996           1995            1994
- --------------------------------------------------------------------------------
Service cost -- benefits earned
during the period                        $13,600        $12,600         $10,700
Interest cost on projected benefits       10,000          8,400           6,800
Return on plan assets                    (20,000)       (11,600)         (1,500)
Net amortization and deferral              9,900          3,600          (7,300)
                                         ---------------------------------------
                                         $13,500        $13,000         $ 8,700
                                         ---------------------------------------
    Assumptions used to develop the actuarial present value of benefit obligations for the three years ended June 30, 1996 were:
- --------------------------------------------------------------------------------
Discount rate                                                8.0%
Expected long-term rate of return on assets                  8.5%
Rate of increase in compensation levels                      6.0%
- --------------------------------------------------------------------------------

E. Retirement and Savings Plan. The Company has a 401(k) retirement and savings plan which allows eligible employees to contribute up to 12% of their compensation annually. The Company matches a portion of this contribution which amounted to approximately $18 million, $11 million and $9 million for calendar years 1995, 1994 and 1993, respectively.
NOTE 8. INCOME TAXES
In accordance with FASB statement No. 109, accounting for income taxes follows the asset and liability approach. Deferred taxes reflect the tax consequences on future years of differences between the financial reporting and tax bases of assets and liabilities.
    The provision for income taxes consists of the following components:
(In thousands)
- --------------------------------------------------------------------------------
Year ended June 30,               1996                1995                1994
- --------------------------------------------------------------------------------
Current:
Federal                       $124,400            $106,440            $ 87,430
Foreign                         20,750              19,150              10,670
State                           21,600              24,910              17,310
                              --------------------------------------------------

Total current                  166,750             150,500             115,410
                              --------------------------------------------------
Deferred:
Federal                          6,060              (4,440)               (620)
Foreign                          5,860              (5,430)             (2,880)
State                            2,020              (1,180)                300
                              --------------------------------------------------
Total deferred                  13,940             (11,050)             (3,200)
                              --------------------------------------------------
                              $180,690            $139,450            $112,210
                              --------------------------------------------------
    At June 30, 1996 and 1995, the Company had gross deferred tax assets of approximately $114 million and $78 million, respectively, consisting primarily of operating expenses not currently deductible for tax return purposes.
Valuation allowances approximated $23 million as of June 30, 1996, and were not material as of June 30, 1995. Gross deferred tax liabilities approximated $214 million as of June 30, 1996 and $85 million as of June 30, 1995, consisting primarily of differences in the accounting and tax values of certain fixed and intangible assets.
    Income tax payments were approximately $178 million in 1996, $131 million in 1995 and $90 million in 1994. Pretax domestic earnings approximated $592 million in 1996, $505 million in 1995 and $430 million in 1994.
    A reconciliation between the Company's effective tax rate and the U.S.
federal statutory rate is as follows:
(In thousands, except percentages)
- --------------------------------------------------------------------------------
Year ended June 30,              1996   %           1995   %          1994   %
- --------------------------------------------------------------------------------
Provision for taxes
 at statutory rate       $222,400  35.0     $187,000   35.0     $156,200   35.0
Increase (decrease)
 in provision from:
    Investments in
    municipals and
    and preferred
    stocks                (55,300) (8.7)     (57,995) (10.9)     (50,860) (11.4)
    State taxes, net
    of federal tax
    benefit                15,370   2.4       15,425    2.9       12,540    2.8
    Other                  (1,780)  (.3)      (4,980)   (.9)      (5,670)  (1.3)
                         -------------------------------------------------------
                         $180,690  28.4     $139,450   26.1     $112,210   25.1
                         -------------------------------------------------------

NOTE 9. LEASE OBLIGATIONS
The Company and its subsidiaries have various facilities and equipment lease obligations. Total rental expense was approximately $164 million in 1996, $152 million in 1995 and $135 million in 1994 with minimum lease commitments under operating leases as follows:

(In thousands)
- ------------------------------------------
Year ending June 30,
- ------------------------------------------
1997                             $159,000
1998                              117,000
1999                               65,000
2000                               34,000
2001                               22,000
Thereafter                         38,000
                                 ---------
                                 $435,000
    In addition to fixed rentals, certain leases require payment of maintenance and real estate taxes and contain escalation provisions based on future adjustments in price indices.
NOTE 10. FINANCIAL DATA BY GEOGRAPHIC AREA
Information about the Company's operations by geographic area for the year ended June 30, 1996 is as follows (in millions):

- --------------------------------------------------------------------------------
                                          Other
                                         Foreign
                  United               (Primarily                  Consoli-
                  States     Europe      Canada)       Corporate      dated
- --------------------------------------------------------------------------------
Revenue           $3,020       $388          $115         $   44     $3,567
Earnings before
income taxes      $  562       $ 35          $  8         $   30     $  635
Identifiable
assets            $1,568       $290          $ 56         $1,926     $3,840
                  --------------------------------------------------------------
    International operations prior to fiscal 1996 were not material to the Company's consolidated financial results.

NOTE 11. QUARTERLY FINANCIAL RESULTS (UNAUDITED)
Summarized quarterly results of operations (as restated for a two-for-one stock split on January 1, 1996) for the three years ended June 30, 1996 are as follows:

(In thousands, except per share amounts)
- --------------------------------------------------------------------------
                             First      Second        Third     Fourth
Year ended June 30, 1996   Quarter     Quarter      Quarter    Quarter
- --------------------------------------------------------------------------
Revenue                   $747,094    $819,723   $1,031,864   $967,916
Net earnings              $ 81,900    $108,900   $  143,900   $120,000
Earnings per share        $    .28    $    .38   $      .49   $    .42
                          ------------------------------------------------
Year ended June 30, 1995
- --------------------------------------------------------------------------
Revenue                   $622,286    $672,597   $  798,989   $799,870
Net earnings              $ 68,700    $ 94,920   $  125,270   $105,940
Earnings per share        $    .24    $    .33   $      .44   $    .37
                          ------------------------------------------------
Year ended June 30, 1994
- --------------------------------------------------------------------------
Revenue                   $551,983    $577,661   $  674,405   $664,917
Net earnings              $ 53,710(a) $ 80,180   $  104,990   $ 90,440
Earnings per share        $    .19(a) $    .29   $      .37   $    .32
                          ------------------------------------------------
(a) After decrease of $4.8 million ($.02 per share) from the cumulative effect of accounting changes.
    Third quarter revenue and earnings have historically been positively impacted by calendar year-end processings associated with many of the Company's services.

REPORT OF MANAGEMENT

    Management is responsible for the preparation of the accompanying financial statements. The financial statements, which include amounts based on the application of business judgements, have been prepared in conformity with generally accepted accounting principles. Deloitte & Touche LLP, independent certified public accountants, have audited our consolidated financial statements as described in their report.
    The Company maintains financial control systems designed to provide reasonable assurance that assets are safeguarded and that transactions are executed and recorded in accordance with management authorization. The control systems are supported by written policies and the control environment is regularly evaluated by both the Company's internal auditors and Deloitte & Touche.
    The Board of Directors has an Audit Committee comprised of four outside directors. The Audit Committee meets with both Deloitte & Touche and the internal auditors with and without management's presence. It monitors and reviews the Company's financial statements and internal controls, and the scope of the internal auditors' and Deloitte & Touche's audits. Deloitte & Touche and the internal auditors have free access to the Audit Committee.


/s/ Arthur F. Weinbach            /s/ Richard J. Haviland

Arthur F. Weinbach                Richard J. Haviland
President and                     Vice President, Finance
Chief Executive Officer

Roseland, New Jersey
August 14, 1996

INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders
Automatic Data Processing, Inc.
Roseland, New Jersey


    We have audited the accompanying consolidated balance sheets of Automatic Data Processing, Inc. and subsidiaries as of June 30, 1996 and 1995, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Automatic Data Processing, Inc. and subsidiaries at June 30, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1996, in conformity with generally accepted accounting principles.
    As discussed in Note 1 to the consolidated financial statements, in 1994 the Company changed its methods of accounting for postemployment benefits other than pensions and for income taxes.

/s/ Deloitte & Touche LLP

New York, New York, August 14, 1996