Form 10-K405, Exhibit 13
period 1997-06-30
AUTOMATIC DATA PROCESSING INC
filed 1997-09-18
CIK 8670

                                                                 EXHIBIT 13

Letter from the Chief Executive Officer

     We have just finished my first year as ADP's chief executive officer. I am happy to tell you that we had an excellent year.

FISCAL 1997 RESULTS

     In fiscal '97, ADP continued its unequaled growth record by reporting its 144th consecutive quarter of record revenues and earnings per share (EPS) and its 36th consecutive year of double-digit increases in EPS.

     Following last year's acquisition of GSI, we continued our international expansion with additional acquisitions in '97. We have now achieved the #1 European market share position in both Employer and Dealer Services.

     With this expansion, revenue increased 15% to over $4.1 billion. Prior to minor non-recurring items, pretax earnings increased 19%, net earnings advanced 16% and earnings per share increased 15% to $1.80 from $1.57 last year. Non-recurring items in the fourth quarter included an anticipated loss related to the previously announced disposition of our Autolnfo business and reduced EPS by $.04.

     In recognition of these strong operating results, our Board declared its twenty-third consecutive annual dividend increase, from $.40 to $.46 per share, effective January 1, 1997.

     ADP continues to operate from a position of significant strength and liquidity. Cash flow from operations exceeded $700 million and year-end cash and marketable securities approximated $1.5 billion, after spending of $243 million in '97 to acquire businesses and ADP shares. We purchased 3.2 million ADP shares on the open market to fund employee equity plans.

     Shareholders' equity exceeds $2.6 billion. The ratio of long-term debt to equity is a comfortable .15 to 1 and return on average shareholders' equity is a very healthy 21%.

     Capital expenditures for the year were $175 million, about 5% of revenue. This compared to $164 million last year.

LOOK AHEAD

As we look to the future, we expect to capitalize on our strengths which include
(1) the good fortune of being in a growth industry, computing information services; (2) leading market share positions in each of our four core businesses: Employer, Brokerage, Dealer and Claims Services; (3) a strong client service orientation; (4) a superb direct sales capability; (5) a powerful financial position from which to compete; and (6) a trained, dedicated associate team committed to our objectives.

     As we leverage these strengths into our strategies over the next few years, we expect our primary growth to be internally generated from our current core businesses. This growth will come from further penetration of our markets, extending our market opportunities through broader product offerings and through additional international expansion. We also intend to supplement this internal growth in our core markets with acquisitions which will further these strategies.

     In addition, we continue to look for an entry into an additional computing information services market which complements our core businesses and leverages our existing strengths.

COMMITMENT TO WORLD CLASS SERVICE

Among ADP's strengths is a strong client service orientation. Our service levels are very good today in each ADP business. But we are committed to achieving world class service levels where we delight our clients and exceed our clients' expectations. We define service broadly, from initial contact with a prospect, to product quality, to client responsiveness and happiness. We clearly see world class service as a journey where, whenever we get close to the destination, we move it out farther. This year, we are investing more than ever before in our associates, tools and processes to raise service quality levels. We believe these investments will improve client retention, enhance sales and improve associate retention. It is good for all of our stakeholders (clients, associates and shareholders.)

CURRENT OPTIMISM

At ADP, there are always many exciting opportunities. It is one of our strengths. Here are three perspectives to think about.

     First, our internal growth rate -- excluding acquisitions and dispositions -- in Employer Services, ADP's largest business, expanded for the 4th year in a row and we expect that trend to continue through '98 and beyond.

     Second, we have more significant new client opportunities in our back office Brokerage Services than we have had in over a decade. We are installing Legg Mason now and we are getting close with additional prospects.

     Third, our European expansion opportunities in both Dealer Services and Employer Services are better than ever. While we already are the number one European market share services leader in both of these businesses, we have significant room for further penetration and acquisition of competitors ... and we just entered South America with the acquisition of an Employer Services business in Brazil.

Importance of People

The most critical element in our success is our team of 30,000 associates who continually strive to provide world class service to our more than 400,000 clients. Fortunately, we attract exceptionally dedicated and motivated people with a strong results orientation. They share our vision and help us win in the marketplace. Each person counts, each client counts, and each contact between a client and associate counts.

     In '97, Russell Fradin joined ADP as Senior Vice President, Richard Haviland was promoted to Chief Financial Officer, and Howard Koenig, Gordon Mettam and Raymond Colotti were promoted to Corporate Vice President in recognition of their important contributions and responsibilities.

     After 10 years of valuable service, Charles Lazarus has decided not to stand for re-election to our Board and after 9 years as Group President of our Brokerage Services business, Robert Casale will be retiring shortly. We will miss their contributions.

     On a much sadder note, Joseph Pirret, our Treasurer and a 23 year ADP associate, died suddenly in June. Joe's contributions over the years were immense, and we will miss him greatly.

FORECAST

I am very confident that ADP is well positioned for long-term growth and profitability. In '98, we expect both double-digit revenue and earnings per share growth while we make significant investments in our future.

     I hope you share my excitement, enthusiasm and optimism. I want to especially tell our 30,000 ADP associates how much I appreciate their efforts and results. Without them, none of this is possible.

/s/ Arthur F. Weinbach

Arthur F. Weinbach
President & Chief Executive Officer

August 13, 1997

LETTER FROM THE CHAIRMAN


1997 marked my first ADP year in less than a full-time leadership role, and I am pleased to observe the outstanding accomplishments of the current management team under Art Weinbach's leadership.

     As cited in Art's letter to shareholders, we concluded our 36th year (144 consecutive quarters) of uninterrupted growth in both revenue and earnings per share. According to the Compustat database of 9,500 publicly owned companies, only one other company's growth record has endured half as long as our 144 fiscal quarters. Consistency in continually attaining new heights without occasional financial disappointments is most difficult and unusual. The whole ADP team deserves special recognition for their collective achievement. I am quite confident that four more growth quarters will be added to that record in fiscal '98.

     Many shareholders have asked me how my time has been redirected after so many years of more than full-time focus on ADP matters. During the past year, I am pleased to have played a leading role on two government-related "commissions," one to help restructure the Internal Revenue Service and the other to help shift military resources from overhead functions to more cutting-edge, rapid response defense capabilities. In between times, I've also played pro bono roles in several endeavors to enhance our nation's educational and economic development accomplishments.

     I think that it is most appropriate for those individuals and companies who have benefited from our society to give back to that society so that others may be assisted.

     I thank our shareholders for their support and confidence in ADP. The Board of Directors and our 30,000 ADP associates are committed to providing you with continued growth and good return on your investment.


/s/ Josh S. Weston
----------------------
Josh S. Weston

Chairman

August 13, 1997

EMPLOYER SERVICES

ADP's oldest and largest business is Employer Services (ES), which contributes more than half of ADP's revenues. ES provides a comprehensive range of payroll, human resource, benefits administration, time and attendance, and tax filing and reporting services to about 400,000 employers in the U.S., Canada, and Europe.

Pull Quote:

"WE AT PIERCE LEAHY TAKE PRIDE IN MAKING THE STAFFS OF ACQUIRED COMPANIES FEEL THAT THEY'RE PART OF THE TEAM RIGHT AWAY. ADP HELPS US ACHIEVE THAT OBJECTIVE BY COMPLETING EACH PAYROLL CONVERSION IN AN EFFICIENT, COST EFFECTIVE AND TIMELY MANNER."

     This year, ES revenue increased 19% to over $2.2 billion. Today ADP processes the paychecks of over 21 million employees in North America and 2 million in Europe. In '97, we also printed 35 million W-2 forms at our 40 computer centers in the U.S.

     As market trends increasingly favor both outsourcing and software as preferred payroll solutions, ES is uniquely positioned to be the logical vendor of choice for more and more companies. ADP's "Payroll AnyWay" strategy presents to businesses of virtually every size and type an extensive menu of outsourced and on-site payroll solutions, from turnkey service to client-site software. In addition, we have segmented employers by size and complexity to effectively match their needs to products and service teams that will best meet expectations.

     In North America, ES focuses on three market segments: National Accounts (for companies with 1,000 or more employees), Major Accounts (100 to 999 employees), and Emerging Business Services (for companies with fewer than 100 employees).

     Many of the world's largest corporations are ADP National Accounts clients. In many cases, we provide system solutions for their entire human resource, payroll and benefits needs. For those companies who choose to process these applications in-house, we deliver valuable stand-alone services such as tax filing, check printing and distribution, year-end statements (W-2s), and benefits administration. This year, National Accounts revenue grew rapidly and average client tenure is over a decade, and rising.

     Major Accounts offers a robust line of best-of-breed payroll and human resource solutions for medium-size companies with full database and functional integration between payroll and human resources (HR). Nearly 65% of the medium-size firms in the U.S., who have elected to outsource their payrolls, are ADP Major Accounts clients.

     Emerging Business Services processes payroll for 300,000 clients--far more than any other small business payroll provider. Over 10 million small and emerging companies are in the domestic marketplace, and represent a $12 billion market opportunity for ES.

     The ADP Tax Center, which supports all three market segments, electronically interfaces with 2,000 tax agencies from the IRS to local school districts.

     Last year the Tax Center processed 13 million federal and state employer payroll tax returns, and transmitted over $200 billion in taxes to appropriate tax collection agencies.

     The Electronic Services Division (ESD) also complements our market segments with a product mix that augments our payroll and HR services--from 401(k) to time and attendance tracking. Additionally, we offer Peachtree software business applications and Business Express bill payment services for small clients.

In colored boxes, one on each page of spread:

Challenge

Pierce Leahy Corp. is one of the largest international providers of records management and related services--and it's still growing. Acquired companies not only bring growth but numerous additions and adjustments to payroll. So paying new employees accurately and on-time is a high priority for Pierce Leahy's management.

SOLUTION

ADP ASSOCIATES DEVELOPED A TAILORED PLAN TO EFFICIENTLY MANAGE THE PAYROLL CONVERSION PROCESS FOR EACH OF PIERCE LEAHY'S ACQUISITIONS. THE MODEL PROVIDED A LIST OF ACTION ITEMS--"DELIVERABLES"--REQUIRED BY BOTH ADP AND THE CLIENT. BY CLOSELY FOLLOWING THE PLAN AND MONITORING EACH TASK, THE CONVERSIONS OF FOUR NEW ACQUISITIONS TO THE ADP SYSTEM WENT SMOOTHLY. NOBODY MISSED A BEAT--OR A PAYCHECK.

We anticipate sustained growth at buoyant levels in ESD because these additional applications are high value-added and its products are in high-growth markets.

     From time to time, we supplement our internal growth through selective acquisitions. This strategy allows us to expand existing products and services or pursue entirely new opportunities by shortening the time to market.

     We became the largest provider of payroll services to Canadian businesses with our purchases of and alliances with Royal Bank of Canada's and the Scotiabank's payroll businesses. In July, we also acquired a Brazilian computing services company, giving us a strong initial position in the growing South American employer services marketplace.

     Additionally, we made three important moves to accelerate our penetration of the multi-billion dollar benefits administration market. First, we acquired Health Benefits America (HBA), a provider of health care benefits administration services. Then we formed a strategic alliance in benefits administration with William M. Mercer, Inc., one of the leading benefits consulting firms in the U.S.

     We also acquired Staff Management Services of Florida, Inc., which we renamed TotalSource. This acquisition firmly establishes ADP as a leading professional employer organization (PEO), and positions us to aggressively increase our presence in the rapidly-expanding employee leasing business.

     The continued increase in multinational companies clearly makes payroll and human resource management services a global opportunity. This development and a strong demand for outsourcing make Europe a particularly attractive marketplace for ADP.

     ES already has 35,000 payroll and

HR clients in Belgium, France, Germany, Italy, the Netherlands, Spain, Switzerland and the United Kingdom. Our client retention rate in Europe is especially high, averaging over 90%. Our core strength in Europe currently is with larger companies--those with 1,000 or more employees. Our aim is to rapidly expand ES' business in major European countries and be the leading provider of employer solutions in all market segments. We strengthened our product offerings to smaller companies by introducing new "payroll by phone" offerings in France.

BROKERAGE SERVICES

ADP's second largest business, Brokerage Services, contributes over 20% of ADP's overall revenues. Brokerage Services is a leading provider of securities processing, real-time market information and investor communications services.

Pull Quote:

"WHEN WE NEEDED NEW INNOVATIONS TO MAINTAIN OUR COMPETITIVE EDGE, ADP STEPPED UP TO THE PLATE WITH THE RIGHT TECHNOLOGY, THE SOLUTIONS, AND HIGH QUALITY SERVICE TO HELP US MEET THE NEEDS OF OUR 750,000 CLIENTS. ADP HAS BEEN KEY TO OUR GROWTH AS A NATIONALLY RECOGNIZED LEADER IN OUR INDUSTRY."

     ADP is the largest provider of securities processing services in North America. This year we processed approximately 20% of the retail equity transactions in the United States and Canada, handling an average of over 475,000 trades per day. We also added Legg Mason Wood Walker Incorporated as a processing client. In the market information sector, we support more than 97,000 desktops in over 1,600 firms worldwide.

     ADP Investor Communications Services (ICS) is the largest processor and provider of shareholder communications services, and serves more than 12,000 publicly traded companies on behalf of more than 800 brokerage firms and banks and 400 mutual fund families. During '97, ICS processed over 285 million mailings.

     In addition, ICS received and tabulated shareholder ballots that represented over 155 billion shares. ICS introduced ADP GLOBAL PROXY SERVICES which operates in 50 countries and aims to be the global processing standard.

     While handling these increased volumes, ICS received ISO 9002 certification, recognizing our superior level of quality assurance.

     Brokerage Services continues to provide quality, highly integrated products supported by reliable service, as indicated by our new products and enhancements.

     This year, we introduced BPS ADVANTAGE, a client/server-based relational database that allows our brokerage clients to easily access real-time customer information, such as account holdings and transactions, and customize and distribute data within their firms.

     ADP's POWER PARTNER, which provides advanced market information, has become the product of choice for retail brokers.

     This powerful system delivers real-time information, analytics and custom charting for equity, options, and futures traded on all North American exchanges and over 100 foreign exchanges.

     We also launched K2, a state-of-the-art market information and analytical product, designed for traders and money managers in the institutional marketplace. ADP developed K2 with the goal of integrating all of our institutional products on a common platform. This sets the stage for bringing together front-, middle-, and back-office services at the desktop for integrated processing.

     Many of our investments also are helping our clients to expand their internal information management capabilities.

     Starting with Deutsche Bank AG's New York branch, our new Impact transaction processing product will help to clear fixed income securities, track instrument positions, produce confirmations and settle transactions more effectively than ever.

     Wilco Systems is a rapidly growing ADP subsidiary, which offers international trading and settlement systems. Wilco recently introduced GLOSS HV which is a multi-instrument, multi-currency, trading, settlement and accounting system. In December '96, Bankers Trust signed a global license agreement to use Wilco's Gloss HV trading and settlement system. Wilco continues to make gains in the global market with several more large prospects in the offing.

In colored boxes, one on each page of spread:

Challenge

During the past year Waterhouse Securities, the 4th largest discount brokerage in the U.S., started a new correspondent clearing division--National Investor Services Corp. (NISC), to supplement its discount brokerage business. To make a difference in such a competitive marketplace, the firm needed a partner that could provide comprehensive, leading-edge brokerage processing applications--supported by responsive, reliable systems and service.

SOLUTION

WATERHOUSE, AN ADP CLIENT FOR 10 YEARS, AND ITS NEW NISC AFFILIATE KNEW EXACTLY WHERE TO TURN FOR A ONE-STOP SOLUTION. ADP'S BROKERAGE SERVICES TEAM UPGRADED WORKSTATIONS IN 100 BRANCH OFFICES TO POWER PARTNER, A STATE-OF-THE-ART MARKET INFORMATION SYSTEM. ADP'S TECHNOLOGY NOW ENABLES WATERHOUSE AND NISC TO ACCESS HIGH PERFORMANCE NETWORKS FOR TRADE EXECUTIONS, PROVIDE CUSTOMERS INTERNET ACCESS TO THEIR ACCOUNTS, AND QUICKLY FULFILL REQUESTS FOR MUTUAL FUND INFORMATION THROUGH ADP'S PROSPECTUS FULFILLMENT SERVICE.

ADP Dealer Services is the world's largest provider of computing, data and professional services to auto and truck dealers and manufacturers. Over 18,000 dealers in the United States, Canada, Europe, Asia and Latin America use ADP's on-site systems and communications networks to manage virtually every area of operations.

Pull Quote:

"THE MEASURE OF A COMPANY'S COMMITMENT IS WHEN THEY STAND BY IT UNDER THE MOST DIFFICULT CONDITIONS. ADP DID THAT AND WE KNOW FROM EXPERIENCE WE CAN COUNT ON THEM."

     In '97, Dealer Services revenue increased 17% and client retention rates remained very strong--over 95% in the U.S., Canada, Europe, Mexico and Taiwan.


     This year, we began to segment our client base by size and complexity. Our objective is to better align product and service offerings to dealerships according to their needs.

     We entered into an agreement with Credit Management Solutions, Inc. (CMSI), permitting us to market their CREDIT CONNECTION product. This real-time, on-line credit processing system expeditiously links dealers to lending institutions and accelerates decisions on consumer auto loans. A process that had once taken hours now only takes minutes.

     We introduced ADP MANAGEMENT ADVISOR, a graphical user interfaced, on-line analytical application that enables dealers to control their expenses and maximize profits. In addition, we unveiled our new high-power systems platform, Millennia3, which includes flexible, cost-effective, and scalable enterprise-wide system solutions.

     ADP Dealer Services also is the leading service provider to the emerging retail auto "super-store" market. We help these very large dealers design and implement enterprise-wide information and technology strategies, including state-of-the-art retailing systems, which enable customers to very easily select and even purchase a vehicle at touch-screen kiosks.

     Both manufacturers and dealers are placing greater emphasis on effective contact with consumers. ADP is well positioned to assist. ADP AutoConnect already has 4,500 web sites which connect consumers and dealers on the Internet. Our Relationship Marketing System uses laptops and work-stations to aid the customer handling process. In addition, the recently acquired Picture Perfect Promotions, Inc. offers our clients on-demand, direct mail marketing capabilities.

     As auto and truck manufacturers become more proactive in creating brand awareness, ADP Dealer Services, through the Professional Services of our Sandy Group, helps dealers and manufacturers promote brand identity. This year, Sandy began a multi-year marketing program for one large manufacturer, which conveys highly individualized, tailored one-on-one monthly mailings to all vehicle owners of that manufacturer's brand.

     ADP serves over 9,000 European dealers. In '97, we expanded to Norway, Sweden, Denmark, Italy, Spain, Switzerland and Finland, and now have operations in every major European country. As part of our global strategy, we made two significant acquisitions: Istel Nordic (operating as JDC) in Denmark and Germany, and Sicit MT&T S.p.A., Italy's largest dealer system provider.

     Today, over 40% of ADP Dealer Services clients are outside the North American market. We are clearly Europe's leading dealer services provider.

In colored boxes, one on each page of spread:

Challenge

The morning after his business had been burglarized and he discovered that his ADP server was missing, the owner of the Bjorn Canning's Eftf ApS auto dealership called ADP Dealer Services in Denmark for help. Without a server to operate ADP's AD2000 software, the car dealer was unable to register sales, access inventory or effectively manage the administrative and financial aspects of his business.

SOLUTION

ADP TECHNICAL CONSULTANT, KASPER SCHULTZ, IMMEDIATELY GOT ON THE ROAD TO MAKE THE LONG DRIVE TO COPENHAGEN FROM HIS OFFICE IN CENTRAL DENMARK. DESPITE ICY ROADS AND BRIDGES CLOSED BY DETERIORATING WEATHER CONDITIONS, KASPER WAS ABLE TO REACH THE DANISH CAPITAL THE FOLLOWING MORNING. HE INSTALLED THE SERVER, ENSURED THE SYSTEM WAS IN GOOD WORKING ORDER, AND THE DEALERSHIP WAS ABLE TO RESUME NORMAL OPERATIONS THAT VERY SAME DAY.

CLAIMS SERVICES

ADP's Claims Services, the leading claims information provider to the property and casualty insurance industry, offers a broad line of products to help clients accurately estimate auto damage, bodily injury, and property claims.

Pull Quote

"OUR INDUSTRY SURVIVES BY MAKING WISE CHOICES TO CAREFULLY MANAGE RISK. WHEN IT COMES TO TIMELY AND RESPONSIVE SERVICE, WE COULDN'T HAVE CHOSEN A CLAIMS SOLUTION PARTNER BETTER THAN ADP."

     Our clients include 14 of the 15 largest auto insurance carriers, more than 250 additional insurance carriers and independent adjusting companies, over 7,000 collision repair facilities, and more than 3,600 auto parts recycling facilities in the United States and Canada. Revenue grew over 20% this year, and we succeeded in renewing all our major contracts.

     In Estimating Services, virtually every product increased its market penetration. Our pen-based vehicle damage appraisal system, PenPro, operates on a PC laptop and has won broad market acceptance. This year, we installed over 1,500 new users.

     AUTOSOURCE, our total loss valuation product, grew nearly 30%. SHOPLINK estimating systems for collision repair facilities achieved 70% revenue growth in '97, and is now installed in over 7,000 auto body shops. PHOTOLINK is the de facto industry standard for digital imaging between repair shops, claims adjusters and insurance companies. It is used by 75% of the claims professionals who employ imaging system.

     Over 3,600 auto parts recycling facilities and salvage yards now manage their inventories using ADP Parts Services, which helps the flow of parts information between insurers, body shops and parts recyclers. ADP is also the data collector for the ARA International Database. Updated daily, it contains over 10 million items and is the preferred resource for locating recycled auto parts. Under a recent agreement with the FTC, we have agreed to sell part of this service in order to create a more competitive environment.

     ACCUPRO is our building and structure estimating product launched in January '97. It already has 1,650 installations, and is growing steadily.

     Integrated Medical Solutions (IMS), which processes bodily injury claims arising from auto accidents, increased revenue 60%. Provider Bill Audit (PBA) is IMS's computerized system that reviews medical bills. PBA software is licensed by many major insurance carriers and is clearly the most successful of its kind.

     This year, IMS became the first vendor to offer automated medical utilization review, preferred provider access and managed care services via an integrated product expressly designed for the auto claims market.

     We further expanded our capabilities to claims adjusters by introducing Injury Claims Evaluations (ICE) as a complement of the PBA system. ICE helps adjusters to make fair and equitable settlements when pain and suffering claims are involved in third party auto liability claims.

     IMS recently expanded further into workers' compensation bill review by acquiring Medical Bill Review Services.

     We will continue to sharpen our focus on major strategic opportunities that add value for our clients in the property and casualty industry.

In colored boxes, one on each page of spread:

Challenge

In September 1996, Hurricane Fran did more than $3.2 billion in damage on the North Carolina coast. United Services Automobile Association (USAA), one of the country's leading insurers of homes and automobiles, needed to respond quickly to a veritable flood of insurance claims.

SOLUTION

ADP SET UP AUTOMATED CLAIMS ESTIMATE SITES, INCLUDING ONE IN A CONVERTED GARAGE ON A MILITARY BASE. A TEAM OF ADP ASSOCIATES OPERATED THE SITES 18 HOURS A DAY FOR THREE STRAIGHT WEEKS. USING ADP'S POWERFUL AND RELIABLE CLAIMS ESTIMATING SOFTWARE, USAA'S ESTIMATORS WERE ABLE TO EVALUATE DAMAGED VEHICLES, PROCESS CLAIMS, AND PROVIDE SETTLEMENT CHECKS ON-THE-SPOT.

SELECTED FINANCIAL DATA
AUTOMATIC DATA PROCESSING, INC. AND SUBSIDIARIES

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


---------------------------------------------------------------------------------------------------------------------------
YEARS ENDED JUNE 30,                         1997              1996              1995             1994             1993
---------------------------------------------------------------------------------------------------------------------------
Revenue                               $ 4,112,186        $3,566,597        $2,893,742       $2,468,966       $2,223,374
                                       ----------        ----------        ----------       ----------       ----------
Cost of operations                      3,331,093         2,901,476         2,335,122        2,001,796        1,816,995
Interest expense                           27,794            29,731            24,340           20,840           19,819
Non-recurring items                        29,289                --                --               --               --
                                       ----------        ----------        ----------       ----------       ----------
                                        3,388,176         2,931,207         2,359,462        2,022,636        1,836,814
                                       ----------        ----------        ----------       ----------       ----------
                                       ----------        ----------        ----------       ----------       ----------
Earnings before income taxes
   and cumulative effect of
   accounting changes                     724,010           635,390           534,280          446,330          386,560
Provision for income taxes                210,510           180,690           139,450          112,210           92,360
                                       ----------        ----------        ----------       ----------       ----------
Net earnings before
   cumulative effect of
   accounting changes                     513,500           454,700           394,830          334,120          294,200
Cumulative effect of
   accounting changes                          --                --                --          (4,800)               --
                                       ----------        ----------        ----------       ----------       ----------
Net earnings                          $   513,500      $    454,700      $    394,830     $    329,320     $    294,200
                                       ----------        ----------        ----------       ----------       ----------

Earnings per share                    $      1.76(a)   $       1.57      $       1.38     $       1.17     $       1.04
                                       ----------        ----------        ----------       ----------       ----------
Average number of common

   shares outstanding                     290,990           288,967           285,112          281,780          282,654
                                       ----------        ----------        ----------       ----------       ----------
Cash dividends per share              $      .445      $      .3875      $      .3125     $        .27     $      .2375
                                       ----------        ----------        ----------       ----------       ----------
Return on equity                             20.6%             20.3%             20.9%            21.0%            20.9%
                                       ----------        ----------        ----------       ----------       ----------

At year end:
Cash, cash equivalents and
   marketable securities              $ 1,495,083      $  1,098,620      $  1,291,889     $  1,062,190     $    886,452
Working capital                       $   785,450      $    618,670      $    667,920     $    507,243     $    355,047
Total assets                          $ 4,382,772      $  3,839,885      $  3,201,096     $  2,711,751     $  2,439,400
Long-term debt                        $   401,162      $    403,743      $    390,177     $    372,959     $    347,583
Shareholders' equity                  $ 2,660,565      $  2,315,346      $  2,096,615     $  1,691,251     $  1,494,456
---------------------------------------------------------------------------------------------------------------------------

(A) AFTER IMPACT OF NON-RECURRING ITEMS (SEE NOTE 3).

MANAGEMENT'S DISCUSSION AND ANALYSIS

OPERATING RESULTS

Revenue and earnings reached record levels during each of the past three fiscal years. During fiscal '97, revenue increased 15% to over $4.1 billion. Prior to minor non-recurring charges, pretax earnings increased 19% and earnings per share (EPS) increased 15% to $1.80. The Company reached a settlement with the Federal Trade Commission to divest certain assets acquired in fiscal '95, and consequently, a non-recurring charge was recorded in the fourth quarter lowering EPS by $.04 to $1.76 for the year. Fiscal '97 EPS was not impacted by the net effect of certain non-recurring items related to the Brokerage Front Office business (see Brokerage discussion below). Fiscal '97 was ADP's 36th consecutive year of double-digit earnings per share growth since becoming a public company in 1961.

     Revenue and revenue growth by ADP's major service groups are shown below:

                                   REVENUE             REVENUE GROWTH
--------------------------------------------------------------------------------
                            YEARS ENDED JUNE 30,     YEARS ENDED JUNE 30,
                         ------------------------    ---------------------------
                         1997      1996      1995    1997   1996   1995
-------------------------------------------------    ---------------------------
($ in millions)
-------------------------------------------------    ---------------------------
Employer Services (a)   $2,275    $1,911    $1,612    19%    19%    13%
Brokerage Services         892       787       657    13     20      8
Dealer Services            651       555       440    17     26     32
Other (a)                  294       314       185    (6)    70     78
--------------------------------------------------   ---------------------------
 Consolidated           $4,112    $3,567    $2,894    15%    23%    17%
--------------------------------------------------------------------------------
  (A) RECLASSIFIED

   Consolidated revenue grew 15% in fiscal '97 primarily from increased market penetration, an expanded array of products and services and from acquisitions, with relatively minor contributions from price increases. Prior to acquisitions, business dispositions and foreign exchange differences, revenue increased approximately 12%.

   Prior to non-recurring charges, the consolidated pretax margin was 18.3% in '97, 17.8% in '96 and 18.5% in '95. Pretax margin improved over the previous year as continued automation and operating efficiencies enabled the Company to offset start-up costs associated with new products and acquisitions. Pretax margin in '97 after non-recurring charges was 17.6%.

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

EMPLOYER SERVICES (ES)

Employer Services' revenue grew 19% in fiscal '97, and in the absence of acquisitions revenue growth would have been about 11%, up from 10% in '96.

     In '97 and '96 the overall operating margin was 22%. The margin in North America has improved by about 1% versus fiscal '96 primarily due to continued automation and operating efficiencies. This increased field margin has enabled ES to increase investments in product development and sales. The overall ES margin remained flat as a result of greater weighting of international operations which have somewhat lower margins in '97.

     ES' revenue shown above includes the pretax equivalent of interest earned on funds collected from clients as part of the Company's integrated payroll and payroll tax filing services. The pretax equivalent has been calculated at a standard rate. In fiscal '97 the standard rate was changed from 7.8% in prior years to 6% and, accordingly, the previously reported balances for Employer Services' and "Other" revenue have been reclassified. As a result of this change, the ES margin is 3% lower than previously reported.

BROKERAGE SERVICES

Brokerage revenue grew by 13% aided by very high back-office trading volumes. In the absence of acquisitions, revenue growth would have been about 12%, the same as in '96.

   Prior to non-recurring items in '97, Brokerage Services' operating margin was about 14% in '97, compared to 13% in both '96 and '95. In '97 the Company recorded a non-taxable $19 million gain to net earnings related to the return of a front-office client deposit. The Company also recorded a provision of $31 million ($19 million after tax) to restructure its front-office business in order to reduce product lines and platforms and consolidate data centers. This effort will continue and will result in about $25 million lower earnings in the front-office business in '98.

DEALER SERVICES

Dealer Services' revenue grew 17% in '97, compared to 26% in '96 and 32% in '95. Revenue growth in each year was aided by several small acquisitions. In the absence of acquisitions, '97 revenue growth would have been 6%. Revenue growth has been aided by increased usage of applications at auto dealerships, while at the same time changes in industry distribution channels have slowed auto dealership investments in new computer systems. Dealer Services' margins decreased slightly to 17% in fiscal '97 from 18% in '96 and 20% in '95 primarily due to the integration of acquisitions and a shift in product mix.

OTHER

The primary components of "Other" revenue are claims services, services for wholesalers, interest income, foreign exchange differences, and miscellaneous processing services. In addition, "Other" revenue has been reduced to adjust for the difference between actual interest income earned on invested tax filing funds and income credited to Employer Services at a standard rate of 6.0%.

     A non-recurring pre-tax charge of $17.8 million was recorded in the fourth quarter of fiscal '97 reflecting the Company's settlement with the Federal Trade Commission, under which the Company will divest certain non-material assets.

     In each of the past three years, investments in systems development and programming have increased at a greater rate than the Company's overall growth rate. Investments have increased to accelerate automation, migrate to new computing technologies, address Year 2000 compliance, and develop new products.

     In '97 the Company's effective tax rate was approximately 29%, up from 28% in '96 and 26% in '95. The increased rate is primarily as a result of the greater weighting of taxable versus non-taxable earnings, and the impact of non-deductible goodwill arising from the '96 GSI acquisition.

     For '98 ADP is planning another record year with about 15% growth in revenue and double-digit growth in earnings per share over the '97 results prior to non-recurring items.

     Additional comments and operating results are included in the Letters to Shareholders on pages 3 through 5 and in the business descriptions presented on pages 6 through 15.

FINANCIAL CONDITION

ADP's financial condition and balance sheet remains exceptionally strong. At June 30, 1997, cash and marketable securities approximated $1.5 billion. Shareholders' equity exceeded $2.6 billion, and return on average equity for the year was 21%. The ratio of long-term debt to equity at June 30, 1997 was 15%.

     Cash flow from operating activities exceeded $700 million in '97. We expect another excellent cash-flow year in '98.

     In '97, 3.2 million shares of common stock were purchased at an average price of approximately $40, as part of an ongoing program to fund equity related employee benefits. The board of directors has authorized the purchase of up to
4.4 million additional shares.

     During '97, the Company purchased several businesses for approximately $115 million in cash and $7 million in common stock. The cost of acquisitions in '96 and '95 aggregated $473 million and $123 million, respectively. The Company also acquired several businesses in the three years ended 1997, 1996 and 1995 in pooling of interest transactions in exchange for 3.0, 1.0 and 2.4 million shares of common stock, respectively. The company's historical financial statements were not restated because in the aggregate these pooling transactions were not material.

     Capital expenditures during '97 were approximately $175 million following investments of $164 million in '96 and $118 million in '95. Capital spending in fiscal '98 should approximate $230 million and remains at a very comfortable level at about 5% of revenues.

MARKET PRICE AND DIVIDEND DATA

The market price of Automatic Data Processing, Inc. (AUD) common shares based on New York Stock Exchange composite transactions and cash dividends per share declared during the past two years have been:

-------------------------------------------------------------------------------
                              PRICE PER SHARE    DIVIDENDS
                             ----------------
FISCAL 1997 QUARTER ENDED      HIGH       LOW    PER SHARE
-------------------------------------------------------------------------------
June 30                      $50 1/8   $40 5/8      $.115
March 31                      45 1/8    39 1/2       .115
December 31                   44 3/4     40          .115
September 30                  45 3/4    35 5/8       .10
-------------------------------------------------------------------------------


Fiscal 1996 quarter ended
-------------------------------------------------------------------------------
June 30                      $40 1/8   $36 3/8      $.10
March 31                      43 3/8    35 1/4       .10
December 31                   41 1/8     34          .10
September 30                  35 3/8     31        .0875
-------------------------------------------------------------------------------

     As of June 30, 1997 there were approximately 28,000 holders of record of Automatic Data Processing, Inc. common stock. Over 100,000 additional holders have their stock in "street name".

STATEMENTS OF CONSOLIDATED EARNINGS
AUTOMATIC DATA PROCESSING, INC. AND SUBSIDIARIES


(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
---------------------------------------------------------------------------------------------------------------------------
YEARS ENDED JUNE 30,                                                           1997              1996              1995
---------------------------------------------------------------------------------------------------------------------------
Revenue                                                                  $4,112,186        $3,566,597        $2,893,742
                                                                        -----------       -----------       -----------
Operating expenses                                                        1,722,846         1,516,407         1,177,292
General, administrative and selling expenses                              1,088,268           933,805           792,121
Depreciation and amortization                                               223,435           201,629           172,536
Systems development and programming costs                                   296,544           249,635           193,173
Interest expense                                                             27,794            29,731            24,340
Non-recurring items                                                          29,289                --                --
                                                                        -----------       -----------       -----------
                                                                          3,388,176         2,931,207         2,359,462
                                                                        -----------       -----------       -----------
                                                                        -----------       -----------       -----------

Earnings before income taxes                                                724,010           635,390           534,280
Provision for income taxes                                                  210,510           180,690           139,450
                                                                        -----------       -----------       -----------
Net earnings                                                              $ 513,500         $ 454,700         $ 394,830
                                                                        -----------       -----------       -----------
Earnings per share                                                        $    1.76         $    1.57         $    1.38
                                                                        -----------       -----------       -----------
Average number of common shares outstanding                                 290,990           288,967           285,112
---------------------------------------------------------------------------------------------------------------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED BALANCE SHEETS
AUTOMATIC DATA PROCESSING, INC. AND SUBSIDIARIES

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
---------------------------------------------------------------------------------------------------------------------------
JUNE 30,                                                                                   1997              1996
---------------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                                                            $ 590,578          $314,416
   Short-term marketable securities                                                       434,341           321,743
   Accounts receivable                                                                    605,068           507,198
   Other current assets                                                                   175,335           310,926
                                                                                        ---------         ---------
      Total current assets                                                              1,805,322         1,454,283
                                                                                        ---------         ---------
                                                                                        ---------         ---------
Long-term marketable securities                                                           470,164           462,461
                                                                                        ---------         ---------
Long-term receivables                                                                     176,771           188,184
                                                                                        ---------         ---------
Property, plant and equipment -- at cost:
   Land and buildings                                                                     361,594           322,975
   Data processing equipment                                                              626,013           578,935
   Furniture, leaseholds and other                                                        364,161           330,610
                                                                                        ---------         ---------
                                                                                        1,351,768         1,232,520
   Less accumulated depreciation                                                          832,423          764,254
                                                                                        ---------         ---------
                                                                                          519,345          468,266
                                                                                        ---------         ---------
Other assets                                                                               96,383           19,597
                                                                                        ---------         ---------
Intangibles                                                                             1,314,787        1,247,094
                                                                                        ---------         ---------
                                                                                        ---------         ---------
                                                                                       $4,382,772       $3,839,885
                                                                                        ---------         ---------
                                                                                        ---------         ---------
Liabilities and Shareholders' Equity Current liabilities:
   Notes payable                                                                        $ 129,168          $90,746
   Accounts payable                                                                       110,266           96,351
   Accrued expenses and other current liabilities                                         717,868          590,355
   Income taxes                                                                            61,479           52,954
   Current portion of long-term debt                                                        1,091            5,207
                                                                                        ---------         ---------
      Total current liabilities                                                         1,019,872          835,613
                                                                                        ---------         ---------
                                                                                        ---------         ---------
Long-term debt                                                                            401,162          403,743
                                                                                        ---------         ---------
Other liabilities                                                                          91,685           78,508
                                                                                        ---------         ---------
Deferred income taxes                                                                     102,751          112,880
                                                                                        ---------         ---------
Deferred revenue                                                                          106,737           93,795
                                                                                        ---------         ---------
Shareholders' equity:
   Preferred stock, $1.00 par value:
      Authorized, 300 shares; issued, none Common stock, $.10 par value:
      Authorized, 500,000 shares; issued, 314,288 and
      314,277 shares, respectively                                                         31,429           31,428
   Capital in excess of par value                                                         480,492          420,463
   Retained earnings                                                                    2,922,317        2,537,952
   Treasury stock-- at cost 21,439 and 26,656 shares, respectively                       (697,887)        (660,234)
   Translation adjustments                                                                (75,786)         (14,263)
                                                                                        ---------         ---------
      Total shareholders' equity                                                        2,660,565        2,315,346
                                                                                        ---------         ---------
                                                                                       $4,382,772       $3,839,885
---------------------------------------------------------------------------------------------------------------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.
20

STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY
AUTOMATIC DATA PROCESSING, INC. AND SUBSIDIARIES

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

---------------------------------------------------------------------------------------------------------------------------
                                                                   CAPITAL IN
                                              COMMON STOCK          EXCESS OF      RETAINED       TREASURY   TRANSLATION
---------------------------------------------------------------------------------------------------------------------------
                                          SHARES        AMOUNT      PAR VALUE      EARNINGS          STOCK   ADJUSTMENTS
---------------------------------------------------------------------------------------------------------------------------
BALANCE, JULY 1, 1994                   314,234       $ 31,424      $ 312,672    $1,883,423     $(532,913)     $ (3,355)
Employee stock plans and related
  tax benefits                               --             --         43,498            --        39,384            --
Treasury stock acquired
  (438 shares)                               --             --             --            --       (13,146)           --
Acquisitions (2,956 shares)                  --             --        (13,045)       (6,206)       37,225            --
Net earnings                                 --             --             --       394,830            --            --
Dividends ($.3125 per share)                 --             --             --       (89,224)           --            --
Other transactions                           --             --          5,072            15          (104)        7,065
                                       ---------     ----------    -----------  ------------    -----------   -----------

BALANCE, JUNE 30, 1995                  314,234         31,424        348,197     2,182,838      (469,554)        3,710
Employee stock plans and related
  tax benefits                               --             --         68,286            --        37,080            --
Treasury stock acquired
  (6,640 shares)                             --             --             --            --      (245,224)           --
Debt conversion (42 shares)                  42              4          1,459            --            --            --
Acquisitions (1,513 shares)                  --             --          4,007        12,530        17,809            --
Net earnings                                 --             --             --       454,700            --            --
Dividends ($.3875 per share)                 --             --             --      (112,116)           --            --
Other transactions                            1             --         (1,486)           --          (345)      (17,973)
                                       ---------     ----------    -----------  ------------    -----------   -----------

BALANCE, JUNE 30, 1996                  314,277         31,428        420,463     2,537,952      (660,234)      (14,263)
Employee stock plans and related
  tax benefits                               --             --         83,283            --        44,167            --
Treasury stock acquired
  (3,166 shares)                             --             --             --            --      (127,709)           --
Acquisitions (2,978 shares)                  --             --        (35,390)          679        35,727            --
Debt conversion (629 shares)                 11              1         13,139            --        10,162            --
Net earnings                                 --             --             --       513,500            --            --
Dividends ($.445 per share)                  --             --             --      (129,814)           --            --
Other transactions                           --             --         (1,003)           --            --       (61,523)
                                       ---------     ----------    -----------  ------------    -----------   -----------
BALANCE, JUNE 30, 1997                  314,288       $31,429      $  480,492    $2,922,317     $(697,887)     $(75,786)
---------------------------------------------------------------------------------------------------------------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

STATEMENTS OF CONSOLIDATED CASH FLOWS
AUTOMATIC DATA PROCESSING, INC. AND SUBSIDIARIES


(IN THOUSANDS)
---------------------------------------------------------------------------------------------------------------------------
YEARS ENDED JUNE 30,                                                            1997              1996              1995
---------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings                                                            $    513,500      $    454,700     $    394,830
Depreciation and amortization                                                223,435           201,629          172,536
Deferred income taxes                                                        (35,291)           13,940          (11,050)
Changes in operating assets and liabilities:

   Receivables and other assets                                             (108,786)          (46,321)         (89,131)
   Accounts payable and accrued expenses                                      48,263           (36,175)          (1,975)
   Other                                                                      77,938            86,494           28,247
                                                                        -------------     -------------    -------------
      Net cash flows from operating activities                               719,059           674,267          493,457
                                                                        -------------     -------------    -------------
                                                                        -------------     -------------    -------------

Cash Flows From Investing Activities

Purchase of marketable securities                                         (1,395,210)       (1,014,244)      (1,080,989)
Proceeds from sale of marketable securities                                1,362,061         1,208,317          926,276
Capital expenditures                                                        (175,289)         (163,525)        (117,698)
Additions to intangibles                                                     (15,292)         (111,054)         (38,612)
Acquisitions of businesses, net of cash acquired                            (115,438)         (472,783)        (107,457)
Other                                                                         39,683             5,563            3,756
                                                                        -------------     -------------    -------------
      Net cash flows from investing activities                              (299,485)         (547,726)        (414,724)
                                                                        -------------     -------------    -------------
                                                                        -------------     -------------    -------------

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of notes                                               45,395            90,746               --
Proceeds from issuance of common stock                                        71,263           125,617           99,412
Repurchases of common stock                                                 (127,709)         (245,224)         (13,146)
Dividends paid                                                              (129,814)         (112,116)         (89,224)
Other                                                                         (2,547)           15,240             (789)
                                                                        -------------     -------------    -------------
      Net cash flows from financing activities                              (143,412)         (125,737)          (3,747)
                                                                        -------------     -------------    -------------
                                                                        -------------     -------------    -------------

Net change in cash and cash equivalents                                      276,162               804           74,986
Cash and cash equivalents, at beginning of period                            314,416           313,612          238,626
                                                                        -------------     -------------    -------------
Cash and cash equivalents, at end of period                             $    590,578      $    314,416     $    313,612
---------------------------------------------------------------------------------------------------------------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JUNE 30, 1997, 1996 AND 1995

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Consolidation and Basis of Preparation. The consolidated financial statements include the accounts of Automatic Data Processing, Inc. and its majority-owned subsidiaries. Intercompany balances and transactions have been eliminated in consolidation.

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

C. Marketable Securities. Marketable securities consist primarily of high grade fixed income investments. Most of the Company's marketable securities are considered to be "available-for-sale", and, accordingly, are carried on the balance sheet at fair market value, which approximates cost. Gains/losses from the sale of marketable securities have not been material. Approximately $131 million of the Company's long-term marketable securities mature in 1-2 years, $158 million in 2-3 years, $115 million in 3-4 years, and the remainder in less than 7 years.

D. Property, Plant and Equipment. Property, plant and equipment is depreciated over the estimated useful lives of the assets by the straight-line method. Leasehold improvements are amortized over the shorter of the term of the lease or the estimated useful lives of the improvements.

   The estimated useful lives of assets are primarily as follows:

-------------------------------------------------------------------------------
DATA PROCESSING EQUIPMENT                     2 TO 3 YEARS
-------------------------------------------------------------------------------
BUILDINGS                                   20 TO 40 YEARS
-------------------------------------------------------------------------------
FURNITURE AND FIXTURES                        3 TO 7 YEARS
-------------------------------------------------------------------------------

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

G. Foreign Currency Translation. The net assets of the Company's foreign subsidiaries are translated into U.S. dollars based on exchange rates in effect at the end of each period, and revenue and expenses are translated at average exchange rates during the periods. Currency transaction gains or losses, which are included in the results of operations, are immaterial for all periods presented. Gains or losses from balance sheet translation are included as a separate component of shareholders' equity.

H. Earnings Per Share. Earnings per share are based upon the weighted average number of shares outstanding during the respective periods.

I. Line of Business. The Company is engaged in the computing services business.

J. Reclassification of Prior Financial Statements. Certain reclassifications have been made to previous years' financial statements to conform to current classifications.

NOTE 2. ACQUISITIONS

Effective November 1, 1995, ADP acquired control of GSI-Participations, a computer services company based in Paris, France for approximately $460 million in cash plus transaction costs and other related liabilities assumed. The GSI transaction resulted in approximately $596 million of goodwill and other intangibles (primarily customer lists and software), which are being amortized over periods ranging from 5 to 40 years.

   During fiscal 1997, 1996 and 1995, the Company purchased several other businesses for approximately $122 million (including $7 million in common stock), $91 million (including $20 million in common stock), and $123 million (including $16 million in common stock), respectively, net of cash acquired. The results of these acquired businesses were not material to the Company's consolidated financial statements, and are included from the date of acquisition.

   The Company also acquired several businesses in fiscal 1997, 1996 and 1995 in pooling of interest transactions in exchange for 2,827,000, 969,000 and 2,362,000 shares of common stock, respectively. The Company's consolidated financial statements were not restated because in the aggregate these transactions were not material.

NOTE 3. NON-RECURRING ITEMS

In the fourth quarter of fiscal 1997, the Company reached a settlement with the Federal Trade Commission under which the Company will divest certain assets, the amount of which is not material. An estimated pretax loss of $17.8 million was recorded in connection with the settlement.

   In the fourth quarter of fiscal 1997, a major Brokerage Services client formalized its intention to cancel its services contract with the Company, and, as a result, a client contract

Automatic Data Processing, Inc. and Subsidiaries

deposit was returned to the Company resulting in a non-taxable gain to net earnings of approximately $19 million. The Company is restructuring the internal operations of the Brokerage front office business to better align the business' cost structure with the lower revenue which will result as this client reduces its use of ADP services over the next 12-18 months. A provision of approximately $31 million ($19million after tax) was recorded in order to reduce product lines and platforms and consolidate data centers.

NOTE 4. RECEIVABLES

Accounts receivable is net of an allowance for doubtful accounts of $40 million and $35 million at June 30, 1997 and 1996, respectively.

   The Company finances the sale of computer systems to certain of its clients. These finance receivables, substantially all of which are due from automobile and truck dealerships, are reflected in the consolidated balance sheets as follows:

                          1997                1996
----------------------------------------------------------
(IN THOUSANDS)  CURRENT  LONG-TERM     CURRENT   LONG-TERM
------------   --------  ---------    --------   ---------
JUNE 30,
------------   --------  ---------    --------   ---------
Receivables    $134,506   $221,783    $126,415   $243,522
Less:
  Allowance
  for doubtful
  accounts      (13,401)   (20,370)    (14,715)   (25,727)
  Unearned
  income        (24,048)   (24,642)    (25,144)   (29,611)
               --------- ----------   ---------  ---------
              $  97,057   $176,771    $ 86,556   $188,184
----------------------------------------------------------

   Unearned income from finance receivables represents the excess of gross receivables over the sales price of the computer systems financed. Unearned income is amortized using the interest method to maintain a constant rate of return on the net investment over the term of each contract.

   Long-term receivables at June 30, 1997 mature as follows:
(In thousands)

-------------------------------------------------------
1999                                          $ 99,989
2000                                            68,958
2001                                            37,739
2002                                            12,203
Thereafter                                       2,894
                                              ---------
                                              $221,783
-------------------------------------------------------

NOTE 5. INTANGIBLE ASSETS

Components of intangible assets are as follows:
(In thousands)

-----------------------------------------------------------
JUNE 30,                                 1997         1996
-----------------------------------------------------------
Goodwill                           $1,062,193   $  931,424
Other                                 739,323      709,803
                                   -----------  -----------
                                    1,801,516    1,641,227

Less accumulated amortization        (486,729)    (394,133)
                                   -----------  -----------
                                   $1,314,787   $1,247,094
-----------------------------------------------------------

   Other intangibles consist primarily of purchased rights (acquired directly or through acquisitions) to provide data processing services to various groups of clients (amortized over periods from 5 to 36 years) and purchased software (amortized over periods from 3 to 10 years). Amortization of intangibles totaled $92 million for fiscal 1997, $81 million for 1996 and $66 million for 1995.

NOTE 6. Debt

A portion of the purchase price of certain international acquisitions has been funded by borrowing in local currency (equivalent to $129 million as of June 30, 1997 and $91 million as of June 30, 1996) on a short-term basis at an average interest of 5.8% in fiscal 1997 and 4.1% in fiscal 1996. These borrowings have been designated as hedges against the Company's net investment in the businesses acquired.

   Components of long-term debt are as follows:

(IN THOUSANDS)
-----------------------------------------------------------------
JUNE 30,                                       1997        1996
-----------------------------------------------------------------
Zero coupon convertible subordinated
   notes (5 1/4% yield)                      $350,897   $356,561
Industrial revenue bonds
   (with fixed and variable interest rates
   from 3.6% to 8.3%)                          38,690     39,200
Other                                          12,666     13,189
                                             ---------  ---------
                                              402,253    408,950

Less current portion                           (1,091)    (5,207)
                                             ---------  ---------
                                             $401,162   $403,743
------------------------------------------------------------------

   The zero coupon convertible subordinated notes have a face value of approximately $750 million at June 30, 1997, and mature February 20, 2012, unless converted or redeemed earlier. The notes are convertible into approximately 9.7 million shares of the Company's common stock. The notes are callable at the option of the Company, and the holders of the notes can convert into common stock at any time or require redemption in 1997, 2002, and 2007. During fiscal 1997 and 1996 approximately $52 million and $3 million face value of notes were converted or redeemed. As of June 30, 1997 and 1996, the quoted market prices for the zero coupon notes were approximately $443 million and $400 million, respectively. The fair value of the other debt included above, based on available market information, approximates its carrying value.

AUTOMATIC DATA PROCESSING, INC. AND SUBSIDIARIES

   Long-term debt repayments are due as follows:

(IN THOUSANDS)
---------------------------------------------------------
1999                                            $     435
2000                                                  435
2001                                                1,690
2002                                                   --
Thereafter                                        398,602
                                                ---------
                                                $ 401,162
---------------------------------------------------------

   Interest payments were approximately $10 million in fiscal 1997, $8 million in 1996 and $4 million in 1995.

NOTE 7. PAYROLL AND PAYROLL TAX FILING SERVICES

As part of its integrated payroll and payroll tax filing services, the Company collects funds for federal, state and local employment taxes from approximately 285,000 clients, files annually over 13.0 million returns, handles all regulatory correspondence, amendments, and penalty and interest disputes, remits the funds to the appropriate tax agencies, and handles other employer related services. In addition to fees paid by clients for these services, the Company receives interest during the interval between the receipt and disbursement of funds by investing the funds primarily in AA or better rated fixed income municipal instruments, with no more than $80 million in any single instrument. The amount of collected but unremitted funds varies significantly during the year and averaged approximately $4.5 billion in fiscal 1997, $3.7 billion in fiscal 1996 and $3.3 billion in fiscal 1995. The amount of such funds was $5.8 billion as of June 30, 1997, of which $1 billion was supported by a letter of credit and a related ADP guarantee, and $5.0 billion as of June 30, 1996. Interest on collected but unremitted funds amounted to approximately $213 million in fiscal 1997, $178 million in 1996, and $148 million in 1995.

NOTE 8. EMPLOYEE BENEFIT PLANS

A. Stock Plans. The Company has stock option plans which provide for the issuance to eligible employees of incentive and non-qualified stock options, which may expire as much as 10 and 12 years, respectively, from the date of grant, at prices not less than the fair market value on the date of grant. At June 30, 1997, there were 6,200 participants in the plans. The aggregate purchase price for options outstanding at June 30, 1997 was approximately $615 million. The options expire between 1997 and 2007.

   A summary of changes in the stock option plans for the three years ended June 30, 1997 is as follows: (In thousands, except per share amounts)

--------------------------------------------------------------------------------
                                  Number of Options    Weighted Average Price

--------------------------------------------------------------------------------
Years ended June 30            1997     1996     1995    1997   1996   1995
--------------------------------------------------------------------------------
Options outstanding,
   beginning of year          22,707   20,724   19,340    $25    $21   $18

Options granted                3,566    6,080    5,384    $45    $37   $28

Options exercised             (2,952)  (2,445)  (2,282)   $18    $14   $11

Options canceled              (2,036)  (1,652)  (1,718)   $29    $28   $24
                               ------   ------   ------
Options outstanding,
   end of year                21,285   22,707   20,724    $29    $25   $21
                              ------   ------   ------
Options exercisable,
   end of year                 7,250    6,677    5,652    $19    $16   $14
                              ------   ------   ------
Shares available for
   future grants,
   end of year                 8,485   10,015    4,442
                              ------   ------    -----
Shares reserved for
   issuance under
   stock option plans         29,770   32,722   25,166
--------------------------------------------------------------------------------
   Summarized information about stock options outstanding as of June 30, 1997 is as follows:


              OUTSTANDING                                                        EXERCISABLE
----------------------------------------------------------------------------------------------------
                                                        AVERAGE                              AVERAGE
EXERCISE       # OF SHARES          REMAINING          EXERCISE         # OF SHARES         EXERCISE
PRICE RANGE (IN THOUSANDS)    (LIFE IN YEARS)             PRICE      (IN THOUSANDS)            PRICE
----------------------------------------------------------------------------------------------------
Under $10             482                1.4                $ 9                 482             $  9
$10 to $20          3,613                3.3                $15               3,386             $ 14
$20 to $30          7,630                6.2                $25               2,597             $ 25
$30 to $40          6,065                8.2                $36                 776             $ 35
Over $40            3,495                9.5                $46                   9             $ 42
----------------------------------------------------------------------------------------------------

   The Company has stock purchase plans under which eligible employees have the ability to purchase shares of common stock at 85% of the lower of market value as of the date of purchase election or end of the plan. Approximately 2.0 million shares are scheduled for issuance on December 31, 1997 and on December 31, 1998. Approximately 1.8 million and 1.9 million shares were issued during the years ended June 30, 1997 and 1996 respectively. At June 30, 1997 and 1996, there were approximately 8.6 million shares reserved for purchase under the plan. Included in liabilities as of June 30, 1997 and 1996 are employee stock purchase plan withholdings of approximately $56 million and $51 million, respectively.

   The Company has elected to continue to follow APB 25 to account for its stock plans. FASB Statement No. 123 requires that the Company disclose the pro forma net income impact of options and stock purchase plan rights granted subsequent to July 1, 1995. The fair value for these instruments was estimated at the date of grant using a Black-Scholes

AUTOMATIC DATA PROCESSING, INC. AND SUBSIDIARIES

option pricing model with the following weighted average assumptions:

-----------------------------------------------------------
YEARS ENDED JUNE 30,                     1997        1996
-----------------------------------------------------------
Risk-free interest rate              5.8-6.6%    5.2-6.5%
Dividend yield                       1.0-1.1%        1.1%
Volatility factor                  12.7-13.2%  11.9-13.3%

Expected life:
 Options                                  6.2         6.2
 Purchase rights                          2.0         2.0
Weighted average fair value:
 Options                               $12.43       $9.53
 Purchase rights                       $11.94       $9.53
-----------------------------------------------------------

   The Company's pro forma information, amortizing the fair value of the stock options and stock purchase plan rights issued in 1997 and 1996 over their vesting period, is as follows:

(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
------------------------------------------------------------
YEARS ENDED JUNE 30,                     1997        1996
------------------------------------------------------------
Pro forma net earnings                $   492    $    442
Pro forma earnings per share          $  1.69    $   1.53
------------------------------------------------------------

     The Company has a restricted stock plan under which shares of common stock have been sold for nominal consideration to certain key employees. These shares are restricted as to transfer and in certain circumstances must be resold to the Company at the original purchase price. The restrictions lapse over periods of up to six years. During the years ended June 30, 1997, 1996 and 1995, the Company issued 148,800, 186,800, and 106,300 restricted shares, and repurchased 20,000, 47,200 and 50,200 shares, respectively.

     B. Pension Plan. The Company has a defined benefit cash balance pension plan covering substantially all U.S. employees, under which employees are credited with a percentage of base pay each plus 7% interest. Employees are fully vested on completion of five years service. The Company's policy is to make contributions within the range determined by generally accepted actuarial principles.

   The plan's funded status is as follows:

(IN THOUSANDS)
------------------------------------------------------------------------
JUNE 30,                                            1997        1996
------------------------------------------------------------------------
Funded plan assets at market value,
   primarily stocks and bonds                     $264,400    $191,400
                                                 ----------  -----------
Actuarial present value of benefit obligations:

   Vested benefits                                 170,900     140,900
   Non-vested benefits                               9,200       8,200
                                                 ----------  -----------
Accumulated/projected benefit obligation           180,100     149,100
Plan assets in excess of projected benefits         84,300      42,300
Prior service cost                                  (2,500)     (3,400)
Transition obligation                                1,200       1,500
Unrecognized net actuarial loss due to
   different experience than that assumed           (8,100)     22,700
                                                 ----------  -----------
Prepaid pension cost                              $ 74,900    $ 63,100
------------------------------------------------------------------------

   The components of net pension expense were as follows:

(IN THOUSANDS)
------------------------------------------------------------------------
YEARS ENDED JUNE 30,                      1997         1996       1995
------------------------------------------------------------------------
Service cost - benefits earned
   during the period                    $15,500      $13,600     $12,600
Interest cost on projected benefits      11,800       10,000       8,400
Return on plan assets                   (53,500)     (20,000)    (11,600)
Net amortization and deferral            36,500        9,900       3,600
                                        --------     --------    --------
                                        $10,300      $13,500     $13,000
------------------------------------------------------------------------
   Assumptions used to develop the actuarial present value of benefit obligations for the three years ended June 30, 1997 were:

                                  1997      1996     1995
------------------------------------------------------------------------
Discount rate                    7.75%     8.0%      8.0%
Expected long-term
  rate of return on assets        8.5%     8.5%      8.5%
Rate of increase in
  compensation levels             6.0%     6.0%      6.0%
------------------------------------------------------------------------
C. Retirement and Savings Plan. The Company has a 401(k) retirement and savings plan which allows eligible employees to contribute up to 12% of their compensation annually. The Company matches a portion of this contribution which amounted to approximately $19 million, $18 million and $11 million for calendar years 1996, 1995 and 1994, respectively.

NOTE 9. INCOME TAXES

In accordance with FASB Statement No. 109, accounting for income taxes follows the asset and liability approach. Deferred taxes reflect the tax consequences on future years of differences between the financial reporting and tax bases of assets and liabilities.

   The provision for income taxes consists of the following components:

(IN THOUSANDS)
-------------------------------------------------------------------
YEARS ENDED JUNE 30,            1997       1996      1995
-------------------------------------------------------------------
Current:
   Federal                   $170,826   $124,400   $106,440
   Non-U.S.                    37,090     20,750     19,150
   State                       37,885     21,600     24,910
                            ---------   ---------  ---------
   Total current              245,801    166,750    150,500
Deferred:
   Federal                    (29,741)     6,060     (4,440)
   Non-U.S.                     4,360      5,860     (5,430)
   State                       (9,910)     2,020     (1,180)
                            ---------   ---------  ---------
   Total deferred             (35,291)    13,940    (11,050)
                            ---------   ---------  ---------
                             $210,510   $180,690   $139,450
-------------------------------------------------------------------

AUTOMATIC DATA PROCESSING, INC. AND SUBSIDIARIES

     At June 30, 1997 and 1996, the Company had gross deferred tax assets of approximately $142 million and $114 million, respectively, consisting primarily of operating expenses not currently deductible for tax return purposes. Valuation allowances approximated $23 million as of June 30, 1997 and 1996. Gross deferred tax liabilities approximated $214 million as of June 30, 1997 and June 30, 1996, consisting primarily of differences in the accounting and tax values of certain fixed and intangible assets.

     Income tax payments were approximately $200 million in 1997, $178 million in 1996 and $131 million in 1995. Pretax U.S. earnings approximated $649 million in 1997, $592 million in 1996, and $505 million in 1995.

     A reconciliation between the Company's effective tax rate and the U.S. federal statutory rate is as follows:


(IN THOUSANDS, EXCEPT PERCENTAGES)
-----------------------------------------------------------------------------
YEARS ENDED JUNE 30,          1997     %     1996       %      1995      %
-----------------------------------------------------------------------------
Provision for taxes
  at statutory rate        $253,400  35.0  $222,400   35.0   $187,000   35.0
Increase (decrease)
  in provision from:
   Investments in
   municipals and
   and preferred
   stock                    (62,200) (8.6)  (55,300)  (8.7)   (57,995) (10.9)
   State taxes, net
   of federal tax
   benefit                   18,180   2.5    15,370    2.4     15,425    2.9
   Other                      1,130   0.2    (1,780)   (.3)    (4,980)   (.9)
                            --------------  ----------------   --------------
                           $210,510  29.1  $180,690   28.4   $139,450   26.1
-----------------------------------------------------------------------------

NOTE 10. COMMITMENTS AND CONTINGENCIES

The Company and its subsidiaries have various facilities and equipment lease obligations. Total rental expense was approximately $165 million in 1997, $164 million in 1996 and $152 million in 1995 with minimum lease commitments under operating leases as follows:

(IN THOUSANDS)
-----------------------------------------------------------
YEARS ENDING JUNE 30,
-----------------------------------------------------------
1998                                              $158,000
1999                                               115,000
2000                                                67,000
2001                                                39,000
2002                                                29,000
Thereafter                                          65,000
                                                  --------
                                                  $473,000
-----------------------------------------------------------

   In addition to fixed rentals, certain leases require payment of maintenance and real estate taxes and contain escalation provisions based on future adjustments in price indices.

   In the normal course of business, the Company is subject to various claims and litigation. The Company does not believe that the resolution of these matters will have a material impact on the consolidated financial statements.

NOTE 11. FINANCIAL DATA BY GEOGRAPHIC AREA

Information about the Company's operations by geographic area for the two years ended June 30, 1997 is as follows (in millions):

-----------------------------------------------------------------------------
                                      OTHER
                                     NON-U.S.
                   UNITED          (PRIMARILY             CONSOLI-
                   STATES   EUROPE   CANADA)   CORPORATE    DATED
-----------------------------------------------------------------------------
Revenue
1997               $3,417     $512     $131     $   52     $4,112
1996               $3,020     $388     $115     $   44     $3,567
----------------  -------    -----    ------    -------   -------
Earnings before
 income taxes
1997               $  633     $057     $018     $   16     $  724
1996               $0,562     $035     $008     $   30     $  635
----------------  -------    -----    ------    -------   -------
Identifiable
 assets
1997               $1,659   $1,315    $  84     $1,325    $4,383
1996               $1,553   $1,244    $  65     $  978    $3,840
-----------------------------------------------------------------------------
   International operations prior to fiscal 1996 were not material to the Company's consolidated financial results.


NOTE 12. QUARTERLY FINANCIAL RESULTS(Unaudited)

Summarized quarterly results of operations for the three years ended June 30, 1997 are as follows:

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
------------------------------------------------------------------------------
                                FIRST       SECOND      THIRD        FOURTH
YEAR ENDED JUNE 30, 1997      QUARTER      QUARTER     QUARTER      QUARTER
------------------------------------------------------------------------------
Revenue                      $910,730    $995,575  $ 1,126,284   $1,079,597
Net earnings                 $ 93,280    $127,580  $   164,930   $  127,710(a)
Earnings per share           $    .32    $    .44  $       .56   $      .44(a)
------------------------------------------------------------------------------

(A) AFTER IMPACT OF NON-RECURRING ITEMS (SEE NOTE 3).

YEAR ENDED JUNE 30, 1996
------------------------------------------------------------------------------
Revenue                      $747,094    $819,723  $ 1,031,864   $  967,916
Net earnings                 $ 81,900    $108,900  $   143,900   $  120,000
Earnings per share           $    .28    $    .38  $       .49   $      .42
------------------------------------------------------------------------------

YEAR ENDED JUNE 30, 1995
------------------------------------------------------------------------------
Revenue                      $622,286    $672,597  $   798,989   $  799,870
Net earnings                 $ 68,700    $ 94,920  $   125,270   $  105,940
Earnings per share           $    .24    $    .33  $       .44   $      .37
------------------------------------------------------------------------------
   Third quarter revenue and earnings have historically been positively impacted by calendar year-end processing associated with many of the Company's services.

REPORT OF MANAGEMENT

Management is responsible for the preparation of the accompanying financial statements. The financial statements, which include amounts based on the application of business judgments, have been prepared in conformity with generally accepted accounting principles. Deloitte & Touche LLP, independent certified public accountants, have audited our consolidated financial statements as described in their report.

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


/s/ Arthur F. Weinbach

Arthur F. Weinbach
PRESIDENT AND CHIEF EXECUTIVE OFFICER


/s/ Richard J. Haviland

Richard J. Haviland
CHIEF FINANCIAL OFFICER

Roseland, New Jersey  August 13, 1997


INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders
Automatic Data Processing, Inc.
Roseland, New Jersey

We have audited the accompanying consolidated balance sheets of Automatic Data Processing, Inc. and subsidiaries as of June 30, 1997 and 1996, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 1997. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Automatic Data Processing, Inc. and subsidiaries at June 30, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1997, in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP

New York, New York, August 13, 1997

                                  APPENDIX

            (As required pursuant to Rule 304(a) of Regulation S-T)


         The following is a narrative description of the graphic or image material which appears in Exhibit 13 to the Registrant's Annual Report on Form 10-K (the "Form 10-K"). Exhibit 13 contains particular pages from the Registrant's 1997 Annual Report to Shareholders (the "1997 Annual Report") which are incorporated by reference into the Form 10-K.

Page in 1997
ANNUAL REPORT                    DESCRIPTION

     3 The photograph on page 3 of the 1997 Annual Report is of Arthur F. Weinbach, President and Chief Executive Officer.

     5 The photograph on page 5 of the 1997 Annual Report is of Josh S. Weston, Chairman.

     7 The photograph on page 7 of the 1997 Annual Report is described in the following caption on page 7: "Below:
                  Following their successful payroll conversions, Pierce Leahy's Director of Human Resources, Lawrence J. Sparacino
                  (left), and Payroll Supervisor, Regina A. Walsh, take ADP Senior Implementation Consultant, Hugh McGovern on a tour of one of their archives. The company has 161 storage facilities in the U.S. and Canada."

     8 The photograph on page 8 of the 1997 Annual Report is described in the following caption on page 8: "Left: ADP's "payroll by phone" is a fast and easy solution for Image Force, a Paris-based advertising agency. Receptionist Nazanine Amini-Majdi (right), phones her ADP client representative to submit employee hours and wage information as Gilles Vetillart, Account Director, confirms the data.

     9 The photograph on page 9 of the 1997 Annual Report is described in the following caption on page 9: "Above: The Application Group's Practice Area Manager, Martia DeLauro (far left); and Susan Gallagher, Engagement Manager, ADP; discuss the successful implementation of ADP's full-featured HR management system, CSS Hrizon, with Catherine E. Scism, Business Leader; and Stephen Capuccio, HRIS Manager Human Resources of Blue Cross Blue Shield of Massachusetts."

     10 The photographs on page 10 of the 1997 Annual Report are described in the following captions on page 10:
                  "Far left: Claudia Holcomsbe (left), Director of Shareowner Services, AT&T, with Robert Kalenka (center), Vice President Production Operations and Mary Ann Butera (right), Vice President Sales, ADP ICS. ICS's extensive capacity and sophisticated systems support an ongoing project with AT&T which eliminates duplicate shareowner mailings to about 10% of street name shareowners and provides a cost efficient distribution process which allows AT&T to reach its more than 3 million shareowners.

                  Left: J.W. Charles Financial Services, Inc., one of the largest broker/dealers in Southern Florida, and ADP work together to facilitate the firm's future growth. John C. Sease, Jr., ADP Account Manager (right), helps the firm's management team, Thomas Terpko, Vice President Management Information Services (left), and Greg Glaser, Executive Vice President and Treasurer (center), to maximize the unique benefits derived from ADP's integrated product offerings."


     11 The photograph on page 11 of the 1997 Annual Report is described in the following caption on page 11: "Below:
                  Peter A. Wigger (left), Chairman, and CEO, and Joseph N. Barra (right), President and COO of National Investor Services Corp., along with John Chapel (center right), President, and Frank Conti (center left), Executive Vice President, of Waterhouse Securities, Inc., discuss with ADP's Mark J. Coviello (second from left), Senior Director Account Management, and Marianne C. Brown (second from right), Senior Vice President of Service Delivery, how ADP can provide the technology and solutions to help Waterhouse Securities, Inc. and its affiliate NISC maintain a competitive edge."

     12 The photograph on page 12 of the 1997 Annual Report is described in the following caption on page 12: "Tony Solano (right), ADP Major Account Executive, discusses the new MILLENNIA3 SYSTEMS SERIES at Maroone Plaza in Ft. Lauderdale, FL with Michael E. Maroone (center right), President, New Vehicle Division, Republic Industries, Inc.,
                  H. Scott Barrett (left), Senior Vice President, Information Technology, Republic Industries, Inc., and Don Reese (center left), Vice President, Corporate Controller, Republic Industries, Inc. ADP Dealer Services is working with innovators such as Republic Industries, Inc., which is the fastest growing automotive organization in the United States with involvement in new car retailing, used car super stores and the rental car industry."

      13 The photograph on page 13 of the 1997 Annual Report is described in the following caption on page 13: "Below:
                  Kasper Lydom Schultz, Technical Consultant for ADP Dealer Services Denmark discusses ADP's commitment to providing world class service to ADP clients in Denmark and around the world with Asbjorn Jensen, Owner, Bjorn Cannings Etft. ApS."

      14 The photograph on page 14 of the 1997 Annual Report is described in the following caption on page 14: "Left:
                  Progressive Insurance Company uses ADP's Provider Bill Audit System for first and third party claims, has implemented ADP's managed care network in Florida, and is co-developing the Injury Claim Evaluation (ICE) product. John P. Bindseil (left), Medical Claim Manager, Corporate Claims for Progressive and Martha Herbig (right), Director, Managed Care Networks for ADP Integrated Medical Solutions discuss the impact of the managed care network in Progressive's Tampa office."

      15 The photograph on page 15 of the 1997 Annual Report is described in the following caption on page 15. "Below:
                  ADP's Catastrophe Services assist clients by providing both staff and estimating equipment at vital disaster areas. Senior Account Representatives David Roberts (left), and Aaron DeGroat (right), demonstrate ADP's PenPro for Colin Caron (center), Managing Appraiser for Amica Mutual Insurance Company, who recently utilized ADP's Catastrophe Services, and is currently in the process of testing this latest generation of estimating software."