Form 10-K, Exhibit 13
period 1998-06-30
AUTOMATIC DATA PROCESSING INC
filed 1998-09-23
CIK 8670

                                                               EXHIBIT 13

LETTER FROM THE CHIEF EXECUTIVE OFFICER

ADP had a terrific year in '98. We had good revenue and earnings growth, made important strategic investments in our future, and significantly strengthened our organizational leadership. Our strategies are sound and our future looks bright. The market rewarded us with a large increase in shareholder value. ADP had a terrific year.

Let me tell you more.

FISCAL '98

In '98, ADP continued its unique growth by reporting its 148th consecutive quarter of record revenue and earnings per share (EPS) and its 37th consecutive year of double-digit increases in EPS.

   I am especially pleased with the acceleration of our internal growth rate in Employer Services (ES), ADP's largest -- and oldest -- business. With strong sales and improved client retention, our ES internal growth rate increased by about 3% to 14%, our biggest uptick and best growth rate in several years.

   With this acceleration, consolidated revenue increased 17% to $4.8 billion. Excluding a small one-time write-off in '97, pretax earnings increased 17%, net earnings were up 15% and EPS increased 13% to $2.04 from $1.80 last year. All of these growth numbers are higher when compared to the reported data for '97, which included the write-off.

   This year, all of the per share amounts we discuss refer to basic earnings per share. Starting in '99, our disclosures will focus primarily on diluted earnings per share which have been about 3% lower, but have had growth rates similar to basic earnings per share.

   In recognition of these strong operating results, our Board declared its twenty-fourth consecutive annual dividend increase, from $.46 to $.53 per share, effective January 1, 1998.

   ADP has significant financial strength and liquidity. Cash flow from operations exceeded $850 million and year-end cash and marketable securities approximated $1.7 billion, after spending of $379 million in '98 to acquire businesses and ADP shares. We purchased 896,000 ADP shares on the open market to fund employee equity plans.

   Shareholders' equity exceeds $3.4 billion. More than half of the holders of our convertible debt converted to equity this year, reducing our already low, long-term debt to equity ratio to 6%. Our return on shareholders equity is a healthy 20%.

   Capital expenditures for the year were $199 million, about 4% of revenue. This compared to $175 million last year.

LOOK AT THE FUTURE

'98 was also a year of investment. We invested significant amounts in growth opportunities, product and service enhancements, a reengineering program and, along with everyone else, in Year 2000 software fixes.

   We spent in excess of $30 million in Year 2000 fixes in '98 after having started the process several years ago. We are in excellent shape. Virtually all of our core systems changes are completed. The remaining ancillary systems should be completed in calendar 1998, and calendar 1999 will be dedicated primarily to testing to make sure the transition goes well.

   Our '98 investments, many of which will continue, position us well for future growth. They are consistent with our growth strategies, which focus primarily on expanding our positions in each core business where we already have leading market positions and lots of remaining opportunities. Our priorities are:

- Deliver world class client service to enhance value and increase client retention.

- Increase market penetration by broadening product lines and distribution channels.

- Provide ancillary products which create incremental value.

- Expand existing businesses internationally.

ACQUISITIONS AND DISPOSITIONS

ADP supplements its internal growth with strategic acquisitions that extend our markets or add applications to our product sets. In '98, we acquired 11 separate businesses.

   In Employer Services, the acquisition of Royal Bank of Canada's $50 million payroll and human resource services solidifies our position as the premier provider of payroll, human resource, and related employer services in Canada. The acquisition of a majority interest in a $60 million provider of payroll, human resource and accounting services in Brazil gives us an excellent platform for further expansion in Latin America. The acquisition of William M. Mercer's $50 million benefits administration service enhances our position as a major provider of benefits administration outsourcing.

   In Europe, we acquired Audatex. Their revenue of $80 million clearly makes us the leading provider of automotive claims services in Europe.

   We also review each business and product line and dispose of those that are no longer strategically relevant. In '98, we sold several businesses with $95 million of annual revenues. We will continue this process in '99.

INCREASING SHAREHOLDER VALUE

We are firmly committed to increasing shareholder value. That is why I've been so pleased to see our substantial share price increase in fiscal '98.

   Our priority in increasing shareholder value is to accelerate our internal growth rates. While there are many components to internal growth, achieving World Class Service is our single most important objective. It will increase client retention and sales to new and existing clients. World Class Service begins with the initial prospect contact and includes product quality, installation effectiveness and client responsiveness.

   This year, we spent more than an incremental $30 million in tools, processes, and staffing to move toward our World Class Service goal.

   We improved significantly with record client retention and sales in most of our businesses. Despite this strong performance, we did not yet achieve our desired returns on investment. To do this, we will further increase our service commitment and our investment, because this goal is so important. I am confident that we will make further improvements and achieve our desired results.

   This year we are going to weigh our World Class Service investment more toward making ADP the employer of choice for our present and future associates. Toward these objectives, we will improve associate training and development, communication and career pathing. We will also create a more flexible and supportive work environment.

   Being an employer of choice is a building block to providing World Class Service. This supports an accelerating internal growth rate which is a key to increasing shareholder value.

LEADERSHIP MAKES IT HAPPEN

'98 was also a year of significant leadership change for ADP.

   Josh Weston, our Chairman and long-time Chief Executive Officer, who laid the groundwork for our recent positive results, retired in April 1998. We are fortunate that Josh will remain on the ADP Board and Board Executive Committee. Everyone at ADP, especially me, owes Josh a lot and we are very grateful.

   I added the title of Chairman to my CEO responsibilities.

   Gary Butler, a 23-year ADP associate, and most recently the leader of Employer Services, was named President and Chief Operating Officer. Russ Fradin was promoted to lead Employer Services-North America, Mike Martone to lead Dealer Services and John Barfitt to lead Claims Services. Eugene Hall joined ADP as Senior Vice President, and John Barfitt and Bill Campbell were promoted to Corporate Vice President in recognition of their important contributions and responsibilities. We have strong leadership.

FORECAST

I am confident that ADP is well positioned for long-term growth and profitability. We have the businesses, the clients, the competencies, technologies, business leaders, and the associates to continue to grow ADP. In '99, we expect another year of double-digit revenue and earnings per share growth.

   I hope you share my excitement, enthusiasm and optimism. I want to especially thank the 34,000 ADP associates whose efforts and results make it all possible.

ARTHUR F. WEINBACH
CHAIRMAN AND CHIEF EXECUTIVE OFFICER

August 13, 1998

HONORARY CHAIRMAN LETTER

As an addendum to Art Weinbach's CEO's letter to shareholders, this is a "farewell letter" of sorts to the many shareholders and associates whom I've gotten to know since my ADP arrival in 1970 (when annual revenues were $40 million and our stock price, adjusted for splits, was around $1).

   Although I remain on our Board and Executive Committee, 1999 will mark my first ADP year in a very long time when I am neither Chairman nor CEO nor COO. For years, I temporarily carried the overblown title of "Chairman, President, Chief Executive Officer, and Chief Operating Officer" as Art Weinbach, Gary Butler, and I moved step-by-step toward our present succession roles. Art and Gary are eminently qualified and already leading ADP to newer and better heights.

   I've been party to many proud and memorable events during the past 28 years. Three stand out:

   1. We recently completed our 148th consecutive quarter of EPS growth. Out of 11,000 publicly-owned companies, only one, Abbott Labs, has achieved even 60 consecutive growth quarters. It is tough to do so. We have been very fortunate.

   2. During the past 30 years, thousands of hard-working ADP associates who created the above track records accrued $3 billion of ADP stock profits, as they created $17 billion of gains for our other shareholders. My ADP colleagues are unusually dedicated and capable, and it has been gratifying to help them achieve this special Return on their Efforts (another kind of ROE).

   3. The unusual commitment, smarts, experience, open culture, and high ADP longevity of our several thousand managers are a promising foundation for outstanding future accomplishments.

   My newly-available time permits me to be engaged in many pro-bono roles with universities, museums, the United Nations, International Rescue Committee, public broadcasting, several hospitals, an orchestra, and economic "think tanks." It is gratifying to have an opportunity to give something back to the society that was so helpful to me and my family.

   With best wishes to every ADP shareholder and associate,



JOSH S. WESTON
HONORARY CHAIRMAN

August 13, 1998

EMPLOYER SERVICES

ADP's oldest and largest business -- Employer Services (ES) -- contributes more than half of ADP's revenues. ES provides a comprehensive range of payroll, human resources, benefits administration, time and attendance, and tax filing and reporting services to more than 400,000 employers in the United States, Canada, Europe and South America.
   In '98, ES revenue increased 21% to more than $2.7 billion. Today we process the paychecks of approximately 27 million workers in North and South America, and 3 million in Europe. This year, we also printed and delivered 37 million W-2s in the U. S. and 800,000 T-1s in Canada.

   ES internal revenue growth was 14% in '98, our fifth consecutive year of accelerating internal growth. New sales also grew at an accelerating, double-digit rate for the fourth year in a row. These represent our highest growth rates in over 15 years.

   Favorable economic trends continue to create a buoyant market for ES products. Several dynamics are at work. The size of the average payroll continues to increase, while new businesses are entering the U. S. economy at a record rate. Also, as more employers participate in the growing trend toward outsourcing, ADP is increasingly their vendor of choice for payroll and human resource applications.

   ADP's "Payroll AnyWay" strategy presents an attractive menu of services that appeals to businesses of virtually every size and type. Clients can choose business solutions that range from simple software packages to turnkey payroll services, as well as on-site payroll and human resource information systems. ADP's approach to the market is to effectively match a client's needs with the products and support services that will best meet expectations.

NORTH AMERICA

In North America, ES focuses on three market segments: National Accounts (for companies with 1,000 or more employees), Major Accounts (100 to 999 employees), and Emerging Business Services (fewer than 100 employees).

CAPTION:

SOFTCHOICE CORPORATION OF NORWALK, CT, IS ONE OF MORE THAN 400,000 COMPANIES IN THE U.S. THAT USES THE PAYROLL SERVICES OF ADP. KELLY MCILWAINE (LEFT) IS THE HUMAN RESOURCES SUPERVISOR AT SOFTCHOICE. MELANIE TESTA (RIGHT) IS THE ADP ACCOUNT EXECUTIVE WHO SET UP THE SOFTCHOICE PAYROLL EARLIER THIS YEAR ON THE ADP SYSTEM.

   ADP National Accounts serves many of the world's largest companies. To many we provide entire system solutions for their human resource, payroll and benefits needs. For those companies who still process these functions in-house, ADP delivers valuable, stand-alone services, such as tax filing, check printing and distribution, year-end (W-2) statements, and benefits administration.

   We also offer larger companies an opportunity to design and implement benefits outsourcing and HRIS systems solutions using the services of highly-specialized systems and implementation professionals of our Administrative Solutions Group.

   Major Accounts, our largest ES business, offers medium-size companies an attractive array of best-of-breed payroll and human resource solutions. This includes full database and functional integration between payroll and human resources. A considerable proportion of medium-size firms in the U. S., who outsource their payrolls, today are Major Accounts clients.

   Emerging Business Services processes payroll for more than 325,000 clients and is by far the largest payroll and tax filing services provider for small businesses in the U. S. marketplace. In addition, ADP is the single most significant provider of direct deposit payroll services to American businesses and their employees.

   The ADP Tax Center supports all three market segments. It provides an electronic interface between approximately 315,000 ADP clients in the U. S. and Canada, and over 2,000 tax agencies -- from the IRS to town governments. In '98, the Tax Center processed more than 15 million federal and state employer payroll tax returns, and transmitted nearly $250 billion in taxes to appropriate tax authorities.

   The Electronic Services Division supports all market segments with products designed to complement payroll and HR services -- from time and attendance tracking to 401(k) processing.

   ADP's TotalSourceSM business also made significant strides in '98, firmly establishing us as a leading professional employer organization. We now support 26,000 work-site employees in Florida, Georgia and Illinois, and have plans to expand beyond these initial three states.

CAPTION, PHOTO LEFT:

WHEN FIRST SECURITY CORPORATION OF SALT LAKE CITY, UT, A REGIONAL BANK HOLDING COMPANY WITH 9,500 EMPLOYEES AND NEARLY 1,500 RETIREES IN 28 STATES, DECIDED TO OUTSOURCE THEIR PAYROLL, HUMAN RESOURCE AND BENEFITS ADMINISTRATION FUNCTIONS, ADP'S ADMINISTRATIVE SOLUTIONS GROUP (ASG) WAS ITS VENDOR OF CHOICE. ASG HAS A UNIQUE POOL OF TALENT AND RESOURCES TO HELP A COMPANY REALIZE SUCH A FAR-REACHING GOAL. TRUDY HOFFMAN (LEFT), ASG'S PROGRAM MANAGER, AND ALTHEA DEBRULE (RIGHT), EXECUTIVE VICE PRESIDENT AND DIRECTOR OF HUMAN RESOURCES AT FIRST SECURITY, ARE LEADING THE EFFORT TO IMPLEMENT FIRST SECURITY'S OUTSOURCING PLAN.

CAPTION, PHOTO RIGHT:

AN INCREASING NUMBER OF ADP PAYROLL SERVICE CLIENTS ARE USING OUR PROCESSING SYSTEM TO HANDLE THE ADMINISTRATIVE DETAILS OF THEIR 401(K) RETIREMENT AND SAVINGS PLANS. ADP SENIOR 401(K) IMPLEMENTATION SPECIALIST, JOLENE WHITE (LEFT), IS WORKING WITH TARA A. MORONEY (RIGHT), ACCOUNTING MANAGER OF SUDBURY SYSTEMS, INC., SUDBURY, MA, TO ENSURE THAT THE PROPER FORMS AND AGENDA FOR THE CLIENT'S UPCOMING 401(K) ENROLLMENT MEETING ARE READY.

EUROPE AND SOUTH AMERICA

ADP's international payroll and HR businesses grew substantially in '98. The worldwide trend for employers to outsource has created unprecedented opportunities. In Europe, we expanded our salesforce by 40%, and made considerable investments in systems and software to handle both near- and long-term growth.

   While our historical core strength in Europe is mainly up-market -- companies with 1,000 or more employees -- our objective is to be the leading provider of employer services solutions in all market segments. Marketing relationships, the development of add-on product offerings to up-market clients, and the addition of new services for smaller clients are helping us to improve our market share across the entire spectrum.

   In addition to our strong presence in Europe, we serve a significant share of all segments of the Brazilian market.

ACQUISITIONS

ADP augments internal growth through selective acquisitions that help reduce time to market and increase market share. This strategy allows us to focus on expanding the reach of existing products or to pursue entirely new opportunities.

   ES continued to accelerate its penetration of the fast-growing benefits administration market by purchasing the administrative outsourcing business of William M. Mercer, Inc., one of the leading benefits consulting companies in the
U. S., giving ADP approximately $100 million of annual revenue from providing benefits administration services.

   In '98, we purchased the payroll services business of Royal Bank of Canada. The addition of Royal Bank's 15,000 clients makes us the largest payroll outsourcer in Canada, and positions us well for future growth in that market.

   Our acquisition of a Brazilian computing services company enables us to deliver employer services solutions to many businesses in Brazil, the world's ninth-largest economy. We believe our success there will enable us to extend ES offerings to other areas in the region.

YEAR 2000

Our AutoPay(R) payroll system, the main engine of our payroll service, is already using the technology and operating procedures that are needed to handle the Year 2000 challenge. With our high degree of readiness, ES clients should consider the first day of the new millennium as just another payday.

CAPTION:

DENTON HALL IS A LARGE, LONDON-BASED LEGAL FIRM WITH CORPORATE, COMMERCIAL AND INTERNATIONAL CLIENTS. THIS YEAR, DENTON HALL BEGAN PROCESSING ITS PAYROLL WITH ADP. IT SELECTED ADP OVER FOUR OTHER COMPETITORS, PRIMARILY BECAUSE OF THE SUPERIOR FUNCTIONALITY OF OUR PRODUCT AND THE RESPONSIVENESS OF THE ADP STAFF. SEVERAL OF THE PEOPLE WHO HELPED CREATE THIS NEW CLIENT RELATIONSHIP ARE (LEFT TO RIGHT): DAVID G. GILBERT, PAYROLL MANAGER, DENTON HALL; JOHN C. GREEN, DISTRICT MANAGER, NATIONAL ACCOUNTS, ADP; STEVEN D. ROWAN, FINANCIAL CONTROLLER, DENTON HALL; AND MARK JONES, AREA SALES MANAGER-LONDON, ADP.

BROKERAGE SERVICES

ADP's second largest business, Brokerage Services, is a leading provider of securities processing, desktop productivity applications, and investor communications services. It contributes over 20% of ADP's overall revenues.

   ADP is the largest provider of securities processing services in North America. This year, we processed more than 15% of all retail equity transactions in the U. S. and Canada. ADP trades averaged 620,000 per day, and on October 28, 1997, ADP's systems handled more than one million trades.

   In July 1998, ADP signed a letter of intent with Bridge Information Systems, Inc., a global market information and news company, to create a long-term, strategic alliance to provide comprehensive and fully integrated offerings of market data, desktop applications and transaction processing services to the financial services industry. As part of this alliance, Bridge will purchase the market data assets and products of ADP, which generated approximately $190 million of revenue in fiscal '98. ADP and Bridge will work toward integrated product offerings. ADP also will have a minority interest in Bridge.

   Additionally, we signed an agreement with Comprehensive Software Systems
(CSS) to exclusively market their BrokerView-TM- desktop product, a browser-based support tool for retail, discount, or independent brokers and trading desk personnel. ADP has a minority interest in CSS.

   ADP Investor Communications Services (ICS), the largest processor and provider of shareholder communications services, serves more than 14,000 publicly-traded companies on behalf of more than 800 brokerage firms and banks, and 450 mutual fund families. This year, ICS signed contracts with Merrill Lynch, Prudential Securities and Paine Webber, while adding 80 other new clients. We processed over 360 million mailings -- a 30% increase over '97 -- and tabulated over 40 million shareholder ballots representing over 250 billion shares.

CAPTION:

RLIER THIS YEAR, ALEX. BROWN & SONS, INC. AND BANKERS TRUST MERGED TO CREATE BT ALEX. BROWN INC. ADP HELPED THEM CONVERT THEIR BOOKS AND RECORDS TO A NEW CONSOLIDATED OPERATING SYSTEM. (LEFT TO RIGHT) BT ALEX. BROWN INC. PRINCIPAL, JOHN K. FORRESTER; ADP ACCOUNT MANAGER/ DIRECTOR, SUSAN S. KAUFFMAN; AND BT ALEX. BROWN INC. MANAGING DIRECTOR, MARIO P. DEANGELO, SHARE SOME IDEAS ABOUT FUTURE PROCESSING NEEDS.

   In the face of record-setting volumes, ICS maintained its ISO 9002 certification for superior quality assurance, operated at the highest performance level according to proxy industry criteria, and completed '98 with 100% client retention.

   Anticipating widespread "millennium bug" computer system irregularities, the Securities Industry Association selected ADP's Master Security Database as the standard for industry-wide Year 2000 testing. Some firms have begun to outsource securities processing to ADP to expedite Year 2000 readiness.

   As a wave of banking and brokerage mergers and acquisitions swept through the financial marketplace, ADP helped numerous clients convert their books and records to new consolidated operating systems. We now provide additional brokerage services to entities such as ABN AMRO, Incorporated, Waterhouse Investor Services, Inc. and Warburg Dillon Read, LLC.

   We also leveraged our processing and delivery capabilities to help clients offer electronic brokerage services over the Internet. About half of the top 20 rated brokerage web sites now use ADP for equity trading and customer account inquiry services. Internet trades represent an increasing proportion of the market's processing volume. In addition, we introduced Internet proxy voting and electronic delivery of shareowner communications.

   In '98, we significantly advanced our global securities processing capabilities by creating an interface that connects our Brokerage Processing Services (North American equity) with our ICI ImpactSM (fixed income) and Wilco GlossSM (international securities) transaction processing systems. This is part of our strategy to develop an enterprise-wide capability that fulfills a client's equity, fixed income, multi-currency and multi-company processing requirements.

   Our Wilco International subsidiary is the leading provider of global trading and settlement systems. Cantor Fitzgerald, which provides institutional brokerage services worldwide, is among the newest users of Wilco's highly-functional GlossSM product. Merrill Lynch expanded its use of that system to its operations in Paris and Milan.

   ADP Brokerage Services continues to focus on what matters to its clients, and is well positioned for sustained growth in the global marketplace.

CAPTION, PHOTO RIGHT:

INTEL CORPORATION OF SANTA CLARA, CA, WAS ONE OF THE FIRST COMPANIES TO USE OUR NEW INVESTOR COMMUNICATIONS SERVICES (ICS) INTERNET SERVICE TO ELECTRONICALLY VOTE PROXIES. CARY I. KLAFTER (LEFT), INTEL'S DIRECTOR OF CORPORATE AFFAIRS AND SENIOR COUNSEL, DISCUSSES THE BENEFITS OF ELECTRONIC DELIVERY OF SHAREHOLDER COMMUNICATIONS WITH RICHARD J. SPECHT, ADP'S DIRECTOR OF ICS SALES.

CAPTION, PHOTO LEFT:

ADP'S YEAR 2000 MASTER SECURITIES DATABASE WAS CHOSEN BY THE SECURITIES INDUSTRY ASSOCIATION TO BE THE TEST BED FOR INDUSTRY-WIDE YEAR 2000 TESTING. ABN AMRO, INCORPORATED WAS AMONG THE FIRST FIRMS TO UNDERTAKE Y2K TESTING WITH ADP. ADP AND ABN AMRO WORKED CLOSELY TO ENSURE TEST RESULTS WERE TIMELY AND ACCURATE. BEN
A. WITT (FAR LEFT), SR. VICE PRESIDENT, ABN AMRO, AND LOIS M. CHIANESE (CENTER
LEFT), ADP DIRECTOR OF SERVICE DELIVERY, DISCUSS THE GENERAL MERITS OF THE PROJECT, AS JAMES D. NOLAN (CENTER RIGHT), SR. VICE PRESIDENT, ABN AMRO, AND JANICE RITTBERG-SNUFFER (FAR RIGHT), ADP DIRECTOR OF PRODUCT MANAGEMENT, REVIEW THE TESTING TIMETABLE.

DEALER SERVICES

ADP Dealer Services is the world's largest provider of transaction systems, data products, and professional services to auto and truck dealers and manufacturers. Today nearly 19,000 clients in North America, Europe and Latin America use ADP's on-site systems and communications networks to manage sales and operations.

   In '98, Dealer Services revenue increased 7% and client retention exceeded 95%. ADP continues to be the leading provider of computer systems and services to dealerships in the U. S., Canada and Europe.

   While a new generation of consolidated retail chains and consumer buying habits are changing the dynamics of how autos are sold and serviced, ADP is well positioned to help its dealership clients respond to these fundamental market changes. Our innovative and flexible product set enables dealers of every size to control their businesses and maximize profits, while making the experience of buying and owning a vehicle more pleasant for their customers.

   This year, ADP Dealer Services sold a significant number of Millennia computer systems. Our powerful Millennia 3-TM- systems platform, which delivers enterprise-wide system solutions, gives dealers the ability to view, track and influence their business -- from sales and service to accounting. In addition, these systems give our dealer clients the assurance of being Year 2000 compliant.

   Increasingly, we are helping large retail enterprises design, implement and install very complex computer system networks. These large retailers on average use more applications than the typical dealership, enabling them to manage their businesses with optimum efficiency, while offering buyers the most extensive array of services available anywhere, even empowering buyers to select and purchase vehicles using advanced retail systems, such as touch-screen kiosks.

   In '98, ADP installed the largest computer system platform in the auto dealer marketplace. It serves approximately 1,200 users from a single central processing unit.

CAPTION:

FERNANDO LOVO (LEFT), ADP KEY ACCOUNT EXECUTIVE, IS WITH RICHARD STOFF (RIGHT), VICE PRESIDENT OF GUNTHER MOTOR COMPANY, FORT LAUDERDALE, FL. GUNTHER MOTOR IS A MULTI-FRANCHISE AUTO RETAILER THAT USES ITS ADP SYSTEM TO MANAGE VIRTUALLY ALL ASPECTS OF ITS BUSINESS. IT ALSO IS THE LARGEST VOLKSWAGEN DEALER AND THE SECOND LARGEST MAZDA DEALER IN THE U. S.

   Additionally, Republic Industries, the largest publicly-owned chain of auto dealerships, recently named ADP as one of its selected technology partners.

   Through our Alliance-TM- and Standard Dealer Management System-TM- product lines, ADP Dealer Services also delivers leading-edge capabilities to mid-size and smaller dealers. These systems help them manage their dealerships in an ever-more-competitive marketplace.

   As both manufacturers and dealers continue to place heightened emphasis on effective contact with consumers, ADP is there to assist them. AutoConnect-TM-, a joint venture of ADP and Manheim Auctions, a subsidiary of Cox Enterprises, has over 5,000 web sites which connect vehicle buyers and dealers on the Internet. Our Relationship Marketing System-TM- provides dealers with the option of generating consumer contacts -- such as personalized service reminders -- through several ADP companies in off-site mode, or right at the dealership on their ADP on-site system.

   The Sandy Corporation, an ADP company, helps dealers and manufacturers promote brand identity and loyalty. One such program for PontiacoGMC involves the creation of highly-personalized publications that are sent to over 1.5 million PontiacoGMC owners three times a year.

   ADP also continues to work closely with manufacturers on their Common Manufacturer Environment (CME) initiatives and strategies. We now have active CME relationships with two of the top three U. S. auto manufacturers, as well as a number of non-U. S. vehicle makers.

   Dealer Services is a global business and today we are the number one provider of Pan-European business solutions to European dealers. We also work closely with European manufacturers to deploy new technologies and other initiatives.

CAPTION, PHOTO LEFT:

ADP DEALER SERVICES PROVIDES SYSTEM SUPPORT FOR AUTO DEALERS OF EVERY SIZE AND COMPLEXITY. VALARIE RODRIGUEZ (RIGHT), ADP SR. CLIENT TECHNICAL ANALYST, REVIEWS HOW TO STANDARDIZE APPLICATION SET UP AND TRAINING WITH BRAD WILLINGHAM (LEFT), INFORMATION TECHNOLOGY DIRECTOR, M.F. SALTA COMPANY, AN ADP MEGA-DEALER CLIENT WITH 14 STORES IN CALIFORNIA, OREGON AND HAWAII.

CAPTION, PHOTO RIGHT:

ADP HAS SERVED THE GROWTH-ORIENTED CORSMANN GROUP SINCE THAT MULTI-STORE AUTO FRANCHISE WAS FOUNDED IN 1989. CORSMANN UTILIZES A FULL RANGE OF ADP'S DEALER SERVICES TO MANAGE ITS 14 DEALERSHIPS, WHICH ARE LOCATED THROUGHOUT GERMANY. MARKUS JASTROCH (LEFT), ADP MARKETING SPECIALIST, CONFERS WITH BOLKO PRUSSOK (RIGHT), GENERAL MANAGER OF THE CORSMANN GROUP, ABOUT THE CLIENT'S GROWTH PLANS.

CLAIMS SERVICES

ADP Claims Services, the leading claims information provider to the property and casualty insurance industry in North America and Europe, offers a broad line of products to help clients accurately estimate auto damage, bodily injury and property claims.

   In '98, ADP acquired Audatex, the leading provider of insurance claims estimating outside North America. This acquisition provides Claims Services with the infrastructure and resources to support clients on a worldwide basis.

   Our clients include most of the major property and casualty insurance carriers and many of the independent adjusting companies, nearly 13,000 collision repair centers, and more than 3,000 auto parts recycling facilities in the U. S., Canada and Europe. This year, we processed about 12 million claims estimates and revenue grew approximately 13%, as we continued to expand our market presence.

   Across the board, Estimating Services' products increased market penetration in '98. PenPro-TM-, our pen-based vehicle damage appraisal system that runs on a PC laptop, continues to win broad market acceptance. We now have over 6,000 PenPro-TM- systems installed.

   Autosource-TM-, our total loss valuation product, had a 30% increase in transaction volume this year. Shoplink-TM- estimating systems for collision repair facilities achieved 30% revenue growth in '98, and is now installed in nearly 8,000 auto body shops. Photolink-TM-, which provides digital imaging among repair shops, claims adjusters and insurance companies, is the industry leader.

CAPTION, PHOTO LEFT:

WHEN TYPHOON PAKA SLAMMED INTO GUAM WITH HIGH WINDS AND HEAVY RAINS IN DECEMBER 1997, INSURANCE CARRIERS IMMEDIATELY SENT IN ESTIMATORS TO MAKE PROMPT SETTLEMENTS. THE CATASTROPHE TEAM FROM USAA, SAN ANTONIO, TX, INCLUDED VINSON PLUMA (FIRST ROW, RIGHT), THEIR ADP ACCOUNT REPRESENTATIVE. HE GAVE UP HIS HOLIDAY TO HELP USAA ASSIST ITS MEMBERS. VINSON PREPARED NUMEROUS ESTIMATES, USING PENPRO-TM-, ADP'S PEN-BASED LAPTOP PC PRODUCT. PICTURED WITH VINSON ARE TEAM MEMBERS FROM USAA: (BACK ROW, LEFT TO RIGHT) JAMES J. HORNER, PHYSICAL DAMAGE CLAIMS PROGRAM ADMINISTRATOR; RUDY RIOS, NORTHEAST AND OVERSEAS PROPERTY DAMAGE SPECIALIST; AND KENNETH E. ROSEN, NORTHEAST AND OVERSEAS PROPERTY DAMAGE SPECIALIST; (FRONT ROW, LEFT) ESTHER BRUNDIGE, APPRAISAL DISPATCH.

CAPTION, PHOTO RIGHT:

NATIONWIDE INSURANCE ENTERPRISE, INC., COLUMBUS, OH, HAS BEEN A CLIENT OF ADP INTEGRATED MEDICAL SOLUTIONS SINCE 1991 AND USES OUR PROVIDER BILL AUDIT-TM-
(PBA) COMPUTERIZED MEDICAL BILL REVIEW SYSTEM NATIONALLY. NATIONWIDE ALSO IS ADP'S STRATEGIC PARTNER IN THE DEVELOPMENT OF OUR INJURY CLAIMS EVALUATION
(ICE)-TM- PRODUCT, WHICH COMPLEMENTS PBA AND HELPS TO SETTLE THIRD-PARTY AUTO LIABILITY CLAIMS. MICHELLE PREMO (LEFT) IS DIRECTOR OF CLAIMS AT NATIONWIDE. TINA BROWN (RIGHT) WAS ADP'S FIRST ACCOUNT MANAGER TO SERVE NATIONWIDE.

   Last year, we reached a settlement with the Federal Trade Commission that required us to divest certain assets of our Parts Services business, which facilitates electronic commerce among automotive parts recyclers. We completed that divestiture in fiscal '98. The remaining business was renamed ADP Hollander. This year, revenues for ADP Hollander products and services grew 13%. In addition, market acceptance of EDEN-TM- (Electronic Data Exchange Network), ADP Hollander's electronic parts locating product for recyclers, reached an all-time high with more than 2,350 units in place.

   Integrated Medical Solutions (IMS), which reviews medical-related claims arising from automobile accidents, increased its revenue more than 35%. This is the fourth consecutive year that IMS revenue has grown 30% or better. Provider Bill Audit-TM- (PBA), IMS's flagship product, is licensed by many of the major insurance carriers to assist them in medical claim review and management.

   Injury Claims Evaluation (ICE)-TM-, a product which complements PBA, continued to gain significant industry recognition. ICE helps adjusters make fair and equitable settlements, when pain and suffering claims are involved in third-party auto liability claims.

   In '98, IMS continued to expand into the workers' compensation market with the acquisition of Context/ Embassy and its Claims Analyzer-TM- product, a state-of-the-art workers' compensation bill review system.

   Claims Services has proactively developed integrated solutions to ensure Year 2000 computer system compliance, and will continue to focus on strategic opportunities that enhance growth and add value for our clients worldwide.

CAPTION:

ADP'S AUDATEX BUSINESS PROVIDES INSURANCE CARRIERS IN 16 EUROPEAN COUNTRIES WITH LEADING-EDGE AUTOMATED ESTIMATING CAPABILITIES. ALLIANZ INSURANCE STOCK CORPORATION, HEADQUARTERED IN MUNICH, GERMANY, IS A MAJOR AUDATEX CLIENT. WOLFGANG FILBERT (RIGHT), DIRECTOR OF MARKETING AND SALES OF AUDATEX GERMANY, DISCUSSES AUDATEX ADVANTAGES WITH ALLIANZ INSURANCE DIRECTOR, DR. JUR. GERHARD KUPPERSBUSCH (LEFT).

INTERNATIONAL

ADP provides a wide range of computing and information services to clients worldwide. All four ADP business units operate successful businesses in the global marketplace and we expect our international operations to contribute to our growth rate over the next several years.

EMPLOYER SERVICES

More than 25,000 Canadian employers use ADP's employer services, making us the leading provider in Canada.

   We now serve over 22,000 payroll and HR clients in Europe. Today, one out of five major companies in Germany and one out of three in France are ADP clients. Overall ES European revenue growth in '98 was 15%, we expanded our salesforce by 40%, and client retention remained high. While most ES clients in Europe are larger businesses, there is enormous potential with small- to mid-sized employers. As just one example of our services to these clients, our new "payroll by phone" service is being well received by small businesses across Europe.

   ADP ES Brazil delivers payroll services to about 1,000 clients and is our primary entry vehicle for further expansion in South America.

BROKERAGE SERVICES

ADPcontinues to pursue securities processing and related opportunities in global markets.

   In Canada, we are the leading processor of stock trades nationwide.

   Our Wilco International subsidiary has a superior product set to process international securities. These products offer market-specific features for the U.S., Europe and Asia. Wilco revenues grew by more than 65% in '98.

   ADP's Global Proxy Services satisfies the proxy voting requirements of international investors and their financial services firms worldwide. We now offer proxy services in more than 50 countries.

CAPTION:

MERRILL LYNCH CONTINUED ITS GLOBAL ROLLOUT OF OUR WILCO GLOSS-SM- INTERNATIONAL SECURITIES TRANSACTION PROCESSING SYSTEM IN '98 WITH INSTALLATIONS IN ITS PARIS AND MILAN OFFICES. STEPHEN NORMAN (LEFT), VICE PRESIDENT, MERRILL LYNCH, AND STEVE BLOOMER (RIGHT), DEPUTY MANAGING DIRECTOR, WILCO, DIRECTED THESE SUCCESSFUL ROLLOUTS.

DEALER SERVICES

   Over 9,000 European and approximately 1,000 Canadian auto dealers are ADP clients, making us the number one provider of auto dealer services in Europe and Canada. Our Pan-European products are on schedule to be both Year 2000 compliant and meet Euro standards.

   We now serve manufacturers, importers and dealers in 22 countries, including every major country in Europe.

CLAIMS SERVICES

   Already a major provider of automated estimating in the U. S. and Canada, Claims Services now offers an array of valuation and estimating services to insurance companies and their partners in 16 countries. Our Audatex business rapidly delivers computer precise estimates to clients by utilizing the most extensive Pan-European database available. It currently includes 15,000 models and 735 vehicle types.

CLEARING SERVICES

   We also provide ticket settlement services to travel agents and the airlines. ADP Clearing Services processes millions of transactions each year, serving as a highly respected third-party provider to businesses in the very competitive air travel industry. Clients in more than 15 countries now use Clearing Services.

CAPTION:

WORLD CLASS SERVICE IS A WORLDWIDE EFFORT. TON VAN DER STARRE (LEFT), DATABASE ADMINISTRATOR; MARCEL DE DOOD (CENTER), PROJECT LEADER AND INFORMATION MANAGER; AND FRANS HARTMAN (RIGHT), BUSINESS ANALYST, ARE PART OF THE TEAM AT ADP, THE NETHERLANDS, THAT IMPLEMENTED ADP'S ADVANCED CLIENT SERVICE SUPPORT SYSTEM FOR OUR CLIENTS IN THE NETHERLANDS. IT UTILIZES HIGHLY-FUNCTIONAL CLARIFY SYSTEMS SOFTWARE, WHICH ALSO SUPPORTS OTHER ADP CLIENT SERVICE OPERATIONS THROUGHOUT EUROPE AND NORTH AMERICA.

Pie Charts:

ADP International (%)

Revenue

Canada                26
Germany               14
UK                    11
France                20
Brazil                8
Netherlands           8
All Others            13

Clients

Canada                23
Germany               15
UK                    3
France                6
Brazil                0
Netherlands           6
All Others            46

Associates

Canada                18
Germany               15
UK                    12
France                19
Brazil                15
Netherlands           7
All Others            14

SELECTED FINANCIAL DATA

AUTOMATIC DATA PROCESSING, INC. AND SUBSIDIARIES


(In thousands, except per share amounts)

Years ended June 30,                      1998             1997              1996             1995              1994
                                       ----------       ----------        ----------       ----------        ----------
Revenue                                $4,798,061       $4,112,186        $3,566,597       $2,893,742        $2,468,966
                                       ----------       ----------        ----------       ----------        ----------

Cost of operations                      3,889,819        3,360,382         2,901,476        2,335,122         2,014,296
Interest expense                           24,042           27,794            29,731           24,340            20,840
                                       ----------       ----------        ----------       ----------        ----------
                                        3,913,861        3,388,176         2,931,207        2,359,462         2,035,136
                                       ----------       ----------        ----------       ----------        ----------

Earnings before income taxes              884,200          724,010           635,390          534,280           433,830
Provision for income taxes                278,900          210,510           180,690          139,450           104,510
                                       ----------       ----------        ----------       ----------        ----------

Net earnings                           $  605,300       $  513,500        $  454,700       $  394,830        $  329,320
                                       ----------       ----------        ----------       ----------        ----------
                                       ----------       ----------        ----------       ----------        ----------

Basic earnings per share             $       2.04     $       1.76      $       1.57     $       1.38      $       1.17
Diluted earnings per share           $       1.98     $       1.71      $       1.53     $       1.35      $       1.14

Basic shares outstanding                  296,878          290,990           288,967          285,112           281,780
Diluted shares outstanding                310,411          306,659           305,009          301,350           297,564

Cash dividends per share              $     .5125     $       .445       $     .3875      $     .3125      $        .27

Return on equity                           20.1%             20.6%             20.3%            20.9%             21.0%
                                       ----------       ----------        ----------       ----------        ----------

AT YEAR END:
Cash, cash equivalents and
   marketable securities              $ 1,662,448      $ 1,495,083       $ 1,098,620      $ 1,291,889       $ 1,062,190
Working capital                       $   608,263      $   785,450       $   618,670      $   667,920       $   507,243
Total assets                          $ 5,175,355      $ 4,382,772       $ 3,839,885      $ 3,201,096       $ 2,711,751
Long-term debt                        $   192,063      $   401,162       $   403,743      $   390,177       $   372,959
Shareholders' equity                  $ 3,406,451      $ 2,660,565       $ 2,315,346      $ 2,096,615       $ 1,691,251
                                       ----------       ----------        ----------       ----------        ----------
                                       ----------       ----------        ----------       ----------        ----------

MANAGEMENT'S DISCUSSION AND ANALYSIS

OPERATING RESULTS

   Revenue and earnings reached record levels during each of the past three fiscal years. During fiscal '98, revenue increased 17% to $4.8 billion. Prior to minor non-recurring charges in '97, pretax earnings increased 17% and basic earnings per share increased 13% to $2.04. In '97, the Company recorded a fourth quarter non-recurring charge of $0.04 for the divestiture of certain assets as required by the Federal Trade Commission and certain charges related to the front-office operation of Brokerage Services. Fiscal '98 was ADP's 37th consecutive year of double-digit earnings per share growth since becoming a public company in 1961.

   Revenue and revenue growth by ADP's major business units are shown below:


                                    Revenue                      Revenue Growth
                           ------------------------      ----------------------------
                              Years Ended June 30,            Years Ended June 30,
(In Millions)               1998     1997      1996       1998       1997       1996
                           ------   ------   ------      ------     ------     ------
Employer Services          $2,747   $2,275   $1,911        21%        19%        19%
Brokerage Services          1,100      892      787        23         13         20
Dealer Services               698      651      555         7         17         26
Other                         253      294      314       (14)        (6)        70
                           ------   ------   ------        --         --         --
Consolidated               $4,798   $4,112   $3,567        17%        15%        23%
                           ------   ------   ------        --         --         --
                           ------   ------   ------        --         --         --



   Consolidated revenue grew 17% in fiscal '98 primarily from increased market penetration, from an expanded array of products and services, and from acquisitions, with relatively minor contributions from price increases. Prior to acquisitions and dispositions, revenue increased approximately 14%.

   The consolidated pretax margin was 18.4% in '98, 18.3% in '97 (prior to non-recurring charges), and 17.8% in '96. Pretax margin improved over the previous year as continued automation and operating efficiencies enabled the Company to offset start-up costs associated with new products and acquisitions along with continued increases in spending on systems development and programming.

   The Company does not prepare its financial statements in a manner that generates the true stand-alone profitability for each unit, and profitability measurements are not maintained in a consistent manner among the Company's major business units. Certain revenues and expenses are charged to business units at a standard rate for management and motivation reasons. Other costs are recorded based on management responsibility. As a result, various income and expense items are recorded at the corporate level and certain shared costs are not allocated. Consequently, comparisons of specific margins between units are not meaningful, although trend information within a business unit is a useful directional indicator.

EMPLOYER SERVICES

Employer Services' (ES) revenue grew 21% in fiscal '98, and in the absence of acquisitions revenue growth would have been about 14%, up from 11% in '97 and 10% in '96.

   In '98 the ES operating margin was 21% compared to 22% in '97 and '96. Investments associated with new products and acquisitions, and increased investments in sales force, market penetration and client service contributed to the decrease.

   ES' revenue shown above includes the pretax equivalent of interest earned on funds collected from clients as part of the Company's integrated payroll and payroll tax filing services. The pretax equivalent has been calculated at a standard rate of 6%.

BROKERAGE SERVICES

   Brokerage Services' revenue grew by 23% aided by record back-office trading volumes and new clients in Investor Communications Services. In the absence of acquisitions, revenue growth would have been about 22%, up from 12% in '97 and '96.

   The Brokerage Services operating margin was 15% in '98 compared to 14% in '97 (prior to non-recurring items) and 13% in '96. The improved operating margin results from improved operating efficiencies.

   In '97, the Company recorded a non-taxable $19 million gain related to the return of a front-office client deposit. The Company also recorded a provision in '97 of $31 million ($19 million after tax) to restructure its front-office business. The Company has reached an agreement, subject to regulatory approvals, to divest the $190 million revenue front-office business. As part of the agreement, the Company will take a minority investment in the acquiring entity.

DEALER SERVICES

   Dealer Services' revenue grew 7% in '98, compared to 17% in '97 and 26% in '96. In the absence of acquisitions and dispositions, '98 revenue growth would have been 8%, up from 6% in '97. Dealer Services' margins decreased to 14% in fiscal '98 from 17% in '97 and 18% in '96 as a result of investments in new product architecture, higher cost to support an increasingly complex product set, and changes and uncertainties in the industry's distribution channels.

OTHER

   The primary components of "Other" revenue are claims services, interest income, foreign exchange differences, and miscellaneous processing services. In addition, "Other" revenue has been reduced to adjust for the difference between actual interest income earned on invested tax filing funds and income credited to Employer Services at a standard rate of 6%.

   During '97, the Company recorded $29.3 million of non-recurring pretax charges. Included in the non-recurring pretax charges was a $17.8 million charge reflecting the Company's settlement with the Federal Trade Commission, under which the Company agreed to divest certain non-material assets. That divestiture was completed during '98.

   In addition, in '97 the Company recorded net pretax charges of approximately $11.5 million related to the front-office business as discussed previously under Brokerage Services.

   In each of the past three years, investments in systems development and programming have increased at a greater rate than the Company's overall growth rate. Investments have increased to accelerate automation, migrate to new computing technologies, address Year 2000 compliance, and develop new products.

   The majority of the Company's services involve computer processing and, as such, the Year 2000 could have a significant impact on the Company's products and services. As a result, the Company has worked for several years addressing both internal and third-party Year 2000 compliance issues. The Year 2000 remediation is not expected to have a material adverse effect on the Company's overall results, as these costs are not expected to be substantially different from normal recurring costs that are incurred for systems development and implementation. The Company expects to have all of its projects complete by the year 2000 or earlier.

   In '98, the Company's effective tax rate was approximately 31.5%, up from 29.1% in '97 and 28.4% in '96. The increasing rate is primarily a result of the greater weighting of taxable versus non-taxable earnings.

   For '99, ADP is planning another record year with double-digit growth in revenue, and basic and diluted earnings per share growth in the range of 13% to 16%.

   Additional comments and operating results are included in the Letters to Shareholders on pages 2 through 4 and in the business descriptions presented on pages 5 through 15.

FINANCIAL CONDITION

   ADP's financial condition and balance sheet remains exceptionally strong. At June 30, 1998, cash and marketable securities approximated $1.7 billion. Shareholders' equity exceeded $3.4 billion, and return on average equity for the year was 20.1%. The ratio of long-term debt to equity at June 30, 1998 was 6%.

   Cash flow from operating activities exceeded $850 million in '98. We expect another excellent cash-flow year in '99.

   In '98, 896,000 shares of common stock were purchased at an average price of approximately $46 as part of an ongoing program to fund equity-related employee benefits. The Board of Directors has authorized the purchase of up to 8.5 million additional shares.

   In '98, zero coupon convertible subordinated notes were converted to about 6 million shares of common stock.

   During '98, the Company purchased several businesses for approximately $338 million in cash and $13 million in common stock. The cost of acquisitions in '97 and '96 aggregated $122 million and $551 million, respectively. The Company acquired several businesses in the years ended 1997 and 1996 in pooling of interest transactions in exchange for 3 and 1 million shares of common stock, respectively. The Company's historical financial statements were not restated because, in the aggregate, these pooling transactions were not material.

   Capital expenditures during '98 were approximately $199 million following investments of $175 million in '97 and $164 million in '96. Capital spending in fiscal '99 should approximate $200 million and remains at a very comfortable level at about 4% of revenues.

   The Company's investment portfolio for corporate and client funds consists primarily of fixed income securities subject to interest rate risk, including reinvestment risk. The Company has historically had the ability to hold these investments until maturity, and therefore this has not had an adverse impact on income or cash flows.

MARKET PRICE, DIVIDEND DATA AND OTHER

   The market price of the Company's common stock (symbol: AUD) based on New York Stock Exchange composite transactions and cash dividends per share declared during the past two years have been:


                                   Price Per Share         Dividends
                             -----------------------       ---------
Fiscal 1998 quarter ended       High          Low          Per Share
                             ---------      --------       ---------
June 30                      $72   7/8       $61  5/8       $.1325
March 31                      70 11/16        57 9/16        .1325
December 31                   62 11/16        47  3/8        .1325
September 30                  50  7/16        44  3/8        .115


Fiscal 1997 quarter ended
June 30                      $50   1/8       $40  5/8       $.115
March 31                      45   1/8        39  1/2        .115
December 31                   44   3/4        40  1/2        .115
September 30                  45   3/4        35  5/8        .10



   As of June 30, 1998 there were approximately 30,000 holders of record of the Company's common stock. Approximately 150,000 additional holders have their stock in "street name."

   This report contains "forward-looking statements" based on management's expectations and assumptions and are subject to risks and uncertainties that may cause actual results to differ from those expressed. Factors that could cause differences include: ADP's success in obtaining, retaining and selling additional services to clients; the pricing of products and services; overall economic trends, including interest rate and foreign currency trends; impact of Year 2000; stock market activity; auto sales and related industry changes; employment levels; changes in technology; availability of skilled technical associates; and the impact of new acquisitions.

STATEMENTS OF CONSOLIDATED EARNINGS

AUTOMATIC DATA PROCESSING, INC. AND SUBSIDIARIES


(In thousands, except per share amounts)

Years ended June 30,                                                           1998              1997              1996
                                                                         ----------        ----------        ----------

Revenue                                                                  $4,798,061        $4,112,186        $3,566,597
                                                                         ----------        ----------        ----------

Operating expenses                                                        2,063,145         1,722,846         1,516,407
General, administrative and selling expenses                              1,206,844         1,117,557           933,805
Systems development and programming costs                                   375,214           296,544           249,635
Depreciation and amortization                                               244,616           223,435           201,629
Interest expense                                                             24,042            27,794            29,731
                                                                         ----------        ----------        ----------
                                                                          3,913,861         3,388,176         2,931,207
                                                                         ----------        ----------        ----------

Earnings before income taxes                                                884,200           724,010           635,390
Provision for income taxes                                                  278,900           210,510           180,690
                                                                         ----------        ----------        ----------
Net earnings                                                              $ 605,300         $ 513,500         $ 454,700
                                                                         ----------        ----------        ----------
                                                                         ----------        ----------        ----------

Basic earnings per share                                                $      2.04     $       1.76      $       1.57
                                                                         ----------        ----------        ----------
Diluted earnings per share                                              $      1.98     $       1.71      $       1.53
                                                                         ----------        ----------        ----------

Basic shares outstanding                                                    296,878           290,990           288,967
                                                                         ----------        ----------        ----------
Diluted shares outstanding                                                  310,411           306,659           305,009
                                                                         ----------        ----------        ----------
                                                                         ----------        ----------        ----------

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

AUTOMATIC DATA PROCESSING, INC. AND SUBSIDIARIES

(In thousands, except per share amounts)

June 30,                                                                          1998           1997
                                                                           -----------    -----------

ASSETS
Current assets:
   Cash and cash equivalents                                               $   752,240    $   590,578
   Short-term marketable securities                                            144,936        434,341
   Accounts receivable                                                         727,936        605,068
   Other current assets                                                        204,192        175,335
                                                                             ---------      ---------

      Total current assets                                                   1,829,304      1,805,322
                                                                             ---------      ---------

Long-term marketable securities                                                765,272        470,164
                                                                             ---------      ---------
Long-term receivables                                                          177,946        176,771
                                                                             ---------      ---------
Property, plant and equipment -- at cost:
   Land and buildings                                                          386,745        361,594
   Data processing equipment                                                   696,424        626,013
   Furniture, leaseholds and other                                             432,654        364,161
                                                                             ---------      ---------
                                                                             1,515,823      1,351,768
   Less accumulated depreciation                                               932,150        832,423
                                                                             ---------      ---------
                                                                               583,673        519,345
                                                                             ---------      ---------
Other assets                                                                   166,112         96,383
                                                                             ---------      ---------
Intangibles                                                                  1,653,048      1,314,787
                                                                             ---------      ---------
                                                                           $ 5,175,355    $ 4,382,772
                                                                             ---------      ---------
                                                                             ---------      ---------

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
   Notes payable                                                           $   239,811    $   129,168
   Accounts payable                                                            119,803        110,266
   Accrued expenses and other current liabilities                              806,297        718,959
   Income taxes                                                                 55,130         61,479
                                                                             ---------      ---------
      Total current liabilities                                              1,221,041      1,019,872

Long-term debt                                                                 192,063        401,162
                                                                             ---------      ---------
Other liabilities                                                              103,056         91,685
                                                                             ---------      ---------
Deferred income taxes                                                          147,397        102,751
Deferred revenue                                                               105,347        106,737
                                                                             ---------      ---------
Shareholders' equity:
   Preferred stock, $1.00 par value:
      Authorized, 300 shares; issued, none
   Common stock, $.10 par value:
      Authorized, 500,000 shares; issued, 314,288 shares                        31,429         31,429
   Capital in excess of par value                                              618,455        480,492
   Retained earnings                                                         3,374,729      2,922,317
   Treasury stock-- at cost 12,182 and 21,439 shares, respectively            (515,845)      (697,887)
   Translation adjustments                                                    (102,317)       (75,786)
                                                                             ---------      ---------
      Total shareholders' equity                                             3,406,451      2,660,565
                                                                             ---------      ---------
                                                                           $ 5,175,355    $ 4,382,772
                                                                             ---------      ---------
                                                                             ---------      ---------

See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY

AUTOMATIC DATA PROCESSING, INC. AND SUBSIDIARIES


(In thousands, except per share amounts)

                                         Common Stock           Capital in
                                     ---------------------      Excess of      Retained       Treasury   Translation
                                     Shares         Amount      Par Value      Earnings          Stock   Adjustments
                                     -------       -------      ---------    ----------     ----------   -----------
BALANCE, JULY 1, 1995                314,234       $31,424      $348,197     $2,182,838     $(469,554)     $   3,710
Employee stock plans and
  related tax benefits                    --            --        68,286             --        37,080             --
Treasury stock acquired
  (6,640 shares)                          --            --            --             --      (245,224)            --
Debt conversion (42 shares)               42             4         1,459             --            --             --
Acquisitions (1,513 shares)               --            --         4,007         12,530        17,809             --
Net earnings                              --            --            --        454,700            --             --
Dividends ($.3875 per share)              --            --            --       (112,116)           --             --
Other transactions                         1            --        (1,486)            --          (345)       (17,973)
                                     -------       -------      ---------    ----------     ---------      ---------


BALANCE, JUNE 30, 1996               314,277        31,428       420,463      2,537,952       (660,234)       (14,263)
Employee stock plans and
  related tax benefits                    --            --        83,283             --         44,167            --
Treasury stock acquired
  (3,166 shares)                          --            --            --             --       (127,709)           --
Acquisitions (2,978 shares)               --            --       (35,390)           679         35,727            --
Debt conversion (629 shares)              11             1        13,139             --         10,162            --
Net earnings                              --            --            --        513,500             --            --
Dividends ($.445 per share)               --            --            --       (129,814)            --            --
Other transactions                        --            --        (1,003)            --             --        (61,523)
                                     -------       -------      --------     ----------     ----------     ----------

BALANCE, JUNE 30, 1997               314,288        31,429       480,492      2,922,317       (697,887)       (75,786)
Employee stock plans and
  related tax benefits                    --            --        68,514             --         60,444            --
Treasury stock acquired
  (896 shares)                            --            --            --             --        (40,907)           --
Acquisitions (205 shares)                 --            --         6,415             --          6,303            --
Debt conversion (5,925 shares)            --            --        64,583             --        156,202            --
Net earnings                              --            --            --        605,300             --            --
Dividends ($.5125 per share)              --            --            --       (152,888)            --            --
Other transactions                        --            --        (1,549)            --             --        (26,531)
                                     -------       -------      --------     ----------     ----------     ----------

BALANCE, JUNE 30, 1998               314,288       $31,429      $618,455     $3,374,729     $(515,845)      $(102,317)
                                     -------       -------      --------     ----------     ---------       ---------
                                     -------       -------      --------     ----------     ---------       ---------


See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED CASH FLOWS

AUTOMATIC DATA PROCESSING, INC. AND SUBSIDIARIES

(In thousands)

Years ended June 30,                                                          1998              1997              1996
                                                                           ---------         ---------        ---------

CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings                                                               $ 605,300         $ 513,500        $ 454,700
Depreciation and amortization                                                244,616           223,435          201,629
Deferred income taxes                                                         (4,847)          (35,291)          13,940
Changes in operating assets and liabilities:
   Receivables and other assets                                             (129,700)         (108,786)         (46,321)
   Accounts payable and accrued expenses                                      40,560            48,263          (36,175)
   Other                                                                      96,152            77,938           86,494
                                                                           ---------         ---------        ---------
      Net cash flows from operating activities                               852,081           719,059          674,267
                                                                           ---------         ---------        ---------


CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of marketable securities                                           (618,401)         (659,835)        (327,808)
Proceeds from sale of marketable securities                                  550,405           626,686          521,881
Capital expenditures                                                        (198,586)         (175,289)        (163,525)
Additions to intangibles                                                     (95,797)          (15,292)        (111,054)
Acquisitions of businesses, net of cash acquired                            (338,436)         (115,438)        (472,783)
Other                                                                         13,634            39,683            5,563
                                                                           ---------         ---------        ---------
      Net cash flows from investing activities                              (687,181)         (299,485)        (547,726)
                                                                           ---------         ---------        ---------


CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of notes                                              110,951            45,395           90,746
Proceeds from issuance of common stock                                        80,545            71,263          125,617
Repurchases of common stock                                                  (40,907)         (127,709)        (245,224)
Dividends paid                                                              (152,888)         (129,814)        (112,116)
Other                                                                           (939)           (2,547)          15,240
                                                                            --------          --------        ---------
      Net cash flows from financing activities                                (3,238)         (143,412)        (125,737)
                                                                           ---------         ---------        ---------


Net change in cash and cash equivalents                                      161,662           276,162              804
Cash and cash equivalents, at beginning of period                            590,578           314,416          313,612
                                                                           ---------         ---------        ---------
Cash and cash equivalents, at end of period                                $ 752,240         $ 590,578        $ 314,416
                                                                           ---------         ---------        ---------
                                                                           ---------         ---------        ---------


See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JUNE 30, 1998, 1997 AND 1996



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


B. Cash and Cash Equivalents. Highly-liquid investments with a maturity of ninety days or less at the time of purchase are considered cash equivalents.

C. Marketable Securities. Marketable securities consist primarily of high-grade fixed income investments. Most of the Company's marketable securities are considered to be "available-for-sale" and, accordingly, are carried on the balance sheet at fair market value, which approximates cost. Gains/losses from the sale of marketable securities have not been material. Approximately $201 million of the Company's long-term marketable securities mature in 1-2 years, $310 million in 2-3 years, $147 million in 3-4 years, and the remainder in less than 7 years.

D. Property, Plant and Equipment. Property, plant and equipment is depreciated over the estimated useful lives of the assets by the straight-line method. Leasehold improvements are amortized over the shorter of the term of the lease or the estimated useful lives of the improvements.

   The estimated useful lives of assets are primarily as follows:


Data processing equipment                    2 to 3 years

Buildings                                   20 to 40 years

Furniture and fixtures                       3 to 7 years



E. Intangibles. Intangible assets are recorded at cost and are amortized primarily on a straight-line basis. Goodwill is amortized over periods from 10 to 40 years, and is periodically reviewed for impairment by comparing carrying value to undiscounted expected future cash flows. If impairment is indicated, a write-down to fair value (normally measured by discounting estimated future cash flows) is taken.

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

H. Earnings Per Share. The Company has implemented FASB Statement No. 128, which requires the disclosure of basic and diluted earnings per share. A reconciliation of the income and weighted average shares used in both calculations for the three years ended June 30, 1998 follows:


(In thousands, except EPS)

                           Effect of
                         zero coupon   Effect of
                        subordinated       stock
                 Basic         notes     options     Diluted
              --------       -------     -------    --------
1998

Net earnings  $605,300       $ 7,833      $   --    $613,133
Avg. shares    296,878         7,015       6,518     310,411
EPS                            $2.04                   $1.98

1997

Net earnings  $513,500       $11,302      $   --    $524,802
Avg. shares    290,990         9,686       5,983     306,659
EPS                            $1.76                   $1.71

1996

Net earnings  $454,700       $11,703      $   --    $466,403
Avg. shares    288,967        10,360       5,682     305,009
EPS                            $1.57                   $1.53
              --------       -------      ------    --------
              --------       -------      ------    --------




I. Line of Business. The Company is engaged in the computing services business.

J. Reclassification of Prior Financial Statements. Certain reclassifications have been made to previous years' financial statements to conform to current classifications.

NOTE 2. ACQUISITIONS AND DISPOSITIONS

   During fiscal 1998, 1997 and 1996, the Company purchased several businesses for approximately $351 million (including $13 million of common stock), $122 million (including $7 million in common stock) and $551 million (including $20 million in common stock), respectively, net of cash acquired. The results of these acquired businesses are included from the date of acquisition.

   The Company also acquired several businesses in fiscal 1997 and 1996 in pooling of interest transactions in exchange for 2,827,000 and 969,000 shares of common stock, respectively. The Company's consolidated financial statements were not restated because in the aggregate these transactions were not material.

   Additionally, in fiscal 1998, the Company sold several businesses with annual revenues of approximately $95 million.


NOTE 3. NON-RECURRING ITEMS

   In the fourth quarter of fiscal 1997, the Company reached a settlement with the Federal Trade Commission under which the Company agreed to divest certain assets, the amount of

AUTOMATIC DATA PROCESSING, INC. AND SUBSIDIARIES

which was not material. A pretax loss of $17.8 million was recorded in connection with the settlement.

   In the fourth quarter of fiscal 1997, a major Brokerage Services client canceled its services contract with the Company, and, as a result, a client contract deposit was returned to the Company resulting in a non-taxable gain to net earnings of approximately $19 million. The Company began the process of restructuring the internal operations of the Brokerage front-office business to better align the business' cost structure with the lower revenue which would result as this client reduces its use of ADP services. During fiscal 1997, a provision of approximately $31 million ($19 million after-tax) was recorded in order to reduce product lines and platforms and consolidate data centers. In fiscal '98, the Company reached agreement, subject to regulatory approvals, to divest the $190 million revenue front-office business. As part of the agreement, the Company will take a minority investment in the acquiring entity.


NOTE 4. RECEIVABLES

   Accounts receivable is net of an allowance for doubtful accounts of $43 million and $40 million at June 30, 1998 and 1997, respectively.

   The Company finances the sale of computer systems to certain of its clients. These finance receivables, substantially all of which are due from automobile and truck dealerships, are reflected in the consolidated balance sheets as follows:


(In thousands)

June 30,                  1998                 1997
                   ------------------- ------------------

                   Current   Long-Term Current  Long-Term

Receivables        $135,265  $217,644  $134,506  $221,783
Less:
  Allowance for
  doubtful accounts (15,738)  (14,432)  (13,401)  (20,370)
  Unearned income   (24,072)  (25,266)  (24,048)  (24,642)
                   --------- -------- ---------  --------
                   $  95,455 $177,946 $  97,057  $176,771
                   --------- -------- ---------  --------
                   --------- -------- ---------  --------



   Unearned income from finance receivables represents the excess of gross receivables over the sales price of the computer systems financed. Unearned income is amortized using the interest method to maintain a constant rate of return on the net investment over the term of each contract.

   Long-term receivables at June 30, 1998 mature as follows:


(In thousands)
2000                                           $98,720
2001                                            64,392
2002                                            37,488
2003                                            15,084
2004                                             1,504
Thereafter                                         456
                                              --------
                                              $217,644
                                              --------
                                              --------



NOTE 5. INTANGIBLE ASSETS
Components of intangible assets are as follows:


(In thousands)

June 30,                            1998            1997
                                -----------   ------------

Goodwill                        $ 1,278,511    $ 1,062,193
Other                               938,893        739,323
                                -----------    -----------
                                  2,217,404      1,801,516
Less accumulated amortization      (564,356)      (486,729)
                                -----------    -----------
                                $ 1,653,048    $ 1,314,787
                                -----------    -----------
                                -----------    -----------



   Other intangibles consist primarily of purchased rights (acquired directly or through acquisitions) to provide data processing services to various groups of clients (amortized over periods from 5 to 36 years) and purchased software (amortized over periods from 3 to 10 years). Amortization of intangibles totaled $102 million for fiscal 1998, $92 million for 1997 and $81 million for 1996.


NOTE 6. DEBT

   A portion of the purchase price of certain international acquisitions has been funded by borrowing in local currency (equivalent to $240 million as of June 30, 1998 and $129 million as of June 30, 1997) on a short-term basis at an average interest rate of 3.8% in fiscal 1998 and 3.3% in fiscal 1997. These borrowings have been designated as hedges against the Company's net investment in the businesses acquired.

   Components of long-term debt are as follows:


(In thousands)

June 30,                                        1998          1997
                                             ---------   ---------

Zero coupon convertible subordinated
   notes (5 1/4% yield)                      $ 142,953    $ 350,897
Industrial revenue bonds
   (with fixed and variable interest rates
   from 3.5% to 5.8%)                           38,040       38,690
Other                                           12,453       12,666
                                             ---------    ---------
                                               193,446      402,253
Less current portion                            (1,383)      (1,091)
                                             ---------    ---------
                                             $ 192,063    $ 401,162
                                             ---------    ---------
                                             ---------    ---------



   The zero coupon convertible subordinated notes have a face value of approximately $291 million at June 30, 1998, and mature February 20, 2012, unless converted or redeemed earlier. At June 30, 1998, the notes are convertible into approximately 3.8 million shares of the Company's common stock. The notes are callable at the option of the Company, and the holders of the notes can convert into common stock at any time or require redemption in 2002 and 2007. During fiscal 1998 and 1997, approximately $458 million and $52 million face value of notes were converted or redeemed. As of June 30, 1998 and 1997, the quoted market prices for the zero coupon notes were approximately $267 million and

AUTOMATIC DATA PROCESSING, INC. AND SUBSIDIARIES

   $443 million, respectively. The fair value of the other debt included above, based on available market information, approximates its carrying value.

   Long-term debt repayments are due as follows:


(In thousands)
2000                                            $     679
2001                                                2,240
2002                                                   76
2003                                                   81
2004                                                   --
Thereafter                                        188,987
                                                 --------
                                                 $192,063
                                                 --------
                                                 --------


   Interest payments were approximately $11 million in fiscal 1998, $10 million in 1997 and $8 million in 1996.


NOTE 7. PAYROLL AND PAYROLL TAX FILING SERVICES

As part of its integrated payroll and payroll tax filing services, the Company collects funds for federal, state and local employment taxes from approximately 315,000 clients, files annually over 15 million returns, handles all regulatory correspondence, amendments, and penalty and interest disputes, remits the funds to the appropriate tax agencies, and handles other employer-related services. In addition to fees paid by clients for these services, the Company receives interest during the interval between the receipt and disbursement of funds by investing the funds primarily in AA or better-rated fixed income municipal instruments, with no more than $80 million in any single instrument. The amount of collected but unremitted funds varies significantly during the year and averaged approximately $5.2 billion in fiscal 1998, $4.5 billion in fiscal 1997 and $3.7 billion in fiscal 1996. The amount of such funds was $6.5 billion as of June 30, 1998 and $5.8 billion as of June 30, 1997. Interest on collected but unremitted funds amounted to approximately $246 million in fiscal 1998, $213 million in 1997 and $178 million in 1996.

NOTE 8. EMPLOYEE BENEFIT PLANS

A. Stock Plans. The Company has stock option plans which provide for the issuance to eligible employees of incentive and non-qualified stock options, which may expire as much as 10 years from the date of grant, at prices not less than the fair market value on the date of grant. At June 30, 1998, there were 7,100 participants in the plans. The aggregate purchase price for options outstanding at June 30, 1998 was approximately $815 million. The options expire at various points between 1998 and 2008.

   A summary of changes in the stock option plans for the three years ended June 30, 1998 is as follows:


(In thousands, except per share amounts)
                                       Number of Options           Weighted Average Price
                                       -----------------           ----------------------
Years ended June 30,             1998        1997        1996       1998     1997   1996
                                 ----        ----        ----       ----     ----   ----
Options outstanding,
   beginning of year            21,285      22,707      20,724    $  29   $   25   $   21
Options granted                  5,495       3,566       6,080    $  57   $   45   $   37
Options exercised               (2,920)     (2,952)     (2,445)   $  21   $   18   $   14
Options canceled                (1,464)     (2,036)     (1,652)   $  35   $   29   $   28
                                ------      ------      ------    -----   ------   ------

Options outstanding,
   end of year                  22,396      21,285      22,707    $  36   $   29   $   25
                                ------      ------      ------    -----   ------   ------
Options exercisable,
   end of year                   7,391       7,250       6,677    $  23   $   19   $   16
                                ------      ------      ------    -----   ------   ------
Shares available for
   future grants,
   end of year                   4,460       8,485      10,015
                                ------      ------      ------
Shares reserved for
   issuance under
   stock option plans           26,856      29,770      32,722
                                ------      ------      ------
                                ------      ------      ------


   Summarized information about stock options outstanding as of June 30, 1998 is as follows:


              Outstanding                          Exercisable
              -----------                          -----------
Exercise                  Remaining     Average                   Average
 Price     No. of Shares     Life      Exercise   No. of Shares   Exercise
 Range    (in thousands)  (in years)    Price     (in thousands)   Price
--------  --------------  ----------   --------   --------------  --------
Under $10       180          0.7         $ 9           180          $  9


$10 to $20   2,619           2.6         $15         2,619          $ 15
$20 to $30   5,986           5.2         $25         2,791          $ 25
$30 to $40   5,093           7.3         $35         1,370          $ 35
$40 to $50   3,251           8.6         $46           397          $ 46
$50 to $60   3,811           9.4         $55            34          $ 55
Over $60     1,456           9.9         $64            --          $ 64
----------   -----           ---         ---         -----          ----

   The Company has stock purchase plans under which eligible employees have the ability to purchase shares of common stock at 85% of the lower of market value as of the date of purchase election or end of the plans. Approximately 1.7 million and 1.9 million shares are scheduled for issuance on December 31, 1998 and 1999, respectively. Approximately 1.8 million shares were issued during each of the years ended June 30, 1998 and 1997. At June 30, 1998 and 1997, there were approximately 5.5 million and 7.3 million shares, respectively, reserved for purchase under the plans. Included in liabilities as of June 30, 1998 and 1997 are employee stock purchase plan withholdings of approximately $63 million and $56 million, respectively.

   The Company has elected to continue to follow APB 25 to account for its stock plans. FASB Statement No. 123 requires that the Company disclose the pro forma net income impact of options and stock purchase plan rights granted subsequent to July 1, 1995. The fair value for these instruments was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

AUTOMATIC DATA PROCESSING, INC. AND SUBSIDIARIES


Years ended June 30,          1998       1997        1996
                              ----       ----        ----
Risk-free interest rate   5.4-6.3%    5.8-6.6%    5.2-6.5%
Dividend yield                1.0%    1.0-1.1%        1.1%
Volatility factor        3.9-17.4%  12.7-13.2%  11.9-13.3%
Expected life:
Options                       6.2         6.2         6.2
Purchase rights               2.0         2.0         2.0
Weighted average
   fair value:
Options                     $15.97      $12.43       $9.53
Purchase rights             $21.44      $11.94       $9.53
                            ------      ------       -----
                            ------      ------       -----



   The Company's pro forma information, amortizing the fair value of the stock options and stock purchase plan rights issued subsequent to July 1, 1995 over their vesting period, is as follows:


(In millions, except per share amounts)
Years ended June 30,                       1998       1997       1996
                                           ----       ----       ----
Pro forma net earnings                 $    565   $    492   $    442
Pro forma basic earnings per share     $   1.90   $   1.69   $   1.53
Pro forma diluted earnings per share   $   1.85   $   1.64   $   1.49
                                       --------   --------   --------
                                       --------   --------   --------



   The Company has a restricted stock plan under which shares of common stock have been sold for nominal consideration to certain key employees. These shares are restricted as to transfer and in certain circumstances must be resold to the Company at the original purchase price. The restrictions lapse over periods of up to six years. During the years ended June 30, 1998, 1997 and 1996, the Company issued 130,500, 128,800 and 139,600 restricted shares, respectively.

   B. Pension Plan. The Company has a defined benefit cash balance pension plan covering substantially all U.S. employees, under which employees are credited with a percentage of base pay plus 7% interest. Employees are fully vested on completion of five years' service. The Company's policy is to make contributions within the range determined by generally accepted actuarial principles. In addition, the Company has various retirement plans for its non-U.S. employees.

   The plans' funded status is as follows:


(In thousands)
June 30,                                            1998         1997
                                                    ----         ----
Funded plan assets at market value,
   primarily stocks and bonds                     $ 306,900    $ 245,300
                                                  ---------    ---------

Actuarial present value of benefit obligations:
   Vested benefits                                  224,800      170,900
   Non-vested benefits                                6,500        9,200
                                                  ---------    ---------
Accumulated/projected benefit obligation            231,300      180,100
                                                  ---------    ---------
Plan assets in excess of projected benefits          75,600       65,200
Prior service cost                                   (1,600)      (2,500)
Transition obligation                                 1,000        1,200
Unrecognized net actuarial loss due to
   different experience than assumed                  4,400       11,000
                                                  ---------    ---------
Prepaid pension cost                              $  79,400    $  74,900
                                                  ---------    ---------
                                                  ---------    ---------



   The components of net pension expense were as follows:


(In thousands)
Years ended June 30,                      1998        1997        1996
                                          ----        ----        ----
Service cost - benefits earned
   during the period                  $ 18,000    $ 15,500    $ 13,600
Interest cost on projected benefits     14,500      11,800      10,000
Return on plan assets                  (41,100)    (35,100)    (20,000)
Net amortization and deferral           19,100      18,100       9,900
                                        ------      ------       -----

                                      $ 10,500    $ 10,300    $ 13,500
                                        ------      ------       -----
                                        ------      ------       -----



   Assumptions used to develop the actuarial present value of benefit obligations generally were:


Years ended June 30,              1998      1997     1996
                                  ----      ----     ----
Discount rate                    7.25%    7.75%      8.0%





Expected long-term rate on assets 8.5%     8.5%      8.5%
Increase in compensation levels   6.0%     6.0%      6.0%
                                  ----     ----      ----
                                  ----     ----      ----



   C. Retirement and Savings Plan. The Company has a 401(k) retirement and savings plan which allows eligible employees to contribute up to 16% of their compensation annually. The Company matches a portion of this contribution which amounted to approximately $22 million, $19 million and $18 million for calendar years 1997, 1996 and 1995, respectively.


NOTE 9. INCOME TAXES

The Company accounts for its income taxes using the asset and liability approach. Deferred taxes reflect the tax consequences on future years of differences between the financial reporting and tax bases of assets and liabilities.

   The provision for income taxes consists of the following components:


(In thousands)
Years ended June 30,             1998     1997      1996
                                 ----     ----      ----
Current:
   Federal                    $197,496  $170,826  $124,400
   Non-U.S.                     41,209    37,090    20,750
   State                        45,042    37,885    21,600
                              --------  --------  --------
   Total current               283,747   245,801   166,750

Deferred:
   Federal                      (5,972) (29,741)     6,060
   Non-U.S.                      3,115    4,360      5,860
   State                        (1,990)  (9,910)     2,020
                              --------  --------  --------
   Total deferred               (4,847) (35,291)    13,940
                              --------  --------  --------
                              $278,900  $210,510  $180,690
                              --------  --------  --------
                              --------  --------  --------

AUTOMATIC DATA PROCESSING, INC. AND SUBSIDIARIES

   At June 30, 1998 and 1997, the Company had gross deferred tax assets of approximately $134 million and $142 million, respectively, consisting primarily of operating expenses not currently deductible for tax return purposes. Valuation allowances approximated $23 million as of June 30, 1998 and 1997. Gross deferred tax liabilities approximated $256 million and $214 million, as of June 30, 1998 and June 30, 1997, respectively, consisting primarily of differences in the accounting and tax values of certain fixed and intangible assets.

   Income tax payments were approximately $245 million in 1998, $200 million in 1997, and $178 million in 1996.

   A reconciliation between the Company's effective tax rate and the U.S. federal statutory rate is as follows:


(In thousands, except percentages)
Years ended June 30,          1998        %        1997         %       1996        %
                              ----        -        ----         -       ----        -
Provision for taxes
  at statutory rate        $ 309,500     35.0   $ 253,400      35.0  $ 222,400    35.0
Increase (decrease)
  in provision from:
   Investments in
   municipals and
   preferred stock           (68,670)    (7.8)    (62,200)     (8.6)   (55,300)   (8.7)

   State taxes, net
   of federal tax
   benefit                    27,985      3.2      18,180       2.5     15,370     2.4

   Other                      10,085      1.1       1,130       0.2     (1,780)   (0.3)
                           ---------     ----   ---------      ----  ----------   -----
                           $ 278,900     31.5   $ 210,510      29.1  $ 180,690    28.4
                           ---------     ----   ---------      ----  ----------   -----
                           ---------     ----   ---------      ----  ----------   -----




NOTE 10. COMMITMENTS AND CONTINGENCIES

The Company and its subsidiaries have various facilities and equipment lease obligations. Total rental expense was approximately $172 million in 1998 and $165 million in 1997 and 1996, with minimum lease commitments under operating leases as follows:


(In millions)
Years ending June 30,
1999                                                  $171
2000                                                   125
2001                                                    69
2002                                                    41
2003                                                    31
Thereafter                                              88
                                                      ----
                                                      $525
                                                      ----
                                                      ----



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

NOTE 11. FINANCIAL DATA BY GEOGRAPHIC AREA

Information about the Company's operations by geographic area for the three years ended June 30, 1998 is as follows (in millions):


              United                               Consoli-
              States   Europe   Americas Corporate    dated
              ------   ------   ------------------ --------
Revenue
1998          $4,013   $  493     $261    $    31   $4,798
1997          $3,417   $  512     $131    $    52   $4,112
1996          $3,020   $  388     $115    $    44   $3,567
              ------   ------     ----    -------   ------

Earnings before
 income taxes
1998          $  838   $   40     $ 22    $  (16)   $  884
1997          $  687   $   41     $ 17    $  (21)   $  724
1996          $  606   $   19     $ 17    $   (7)   $  635
              ------   ------     ----    -------   ------

Identifiable
 assets
1998          $2,207   $1,248     $254    $1,466    $5,175
1997          $1,659   $1,315     $ 84    $1,325    $4,383
1996          $1,553   $1,244     $ 65    $  978    $3,840
              ------   ------     ----    -------   ------
              ------   ------     ----    -------   ------






NOTE 12. QUARTERLY FINANCIAL RESULTS
(UNAUDITED)
Summarized quarterly results of operations for the three years ended June 30, 1998 are as follows:


(In thousands, except per share amounts)
                                First              Second          Third            Fourth
Year ended June 30, 1998       Quarter            Quarter         Quarter           Quarter
                               -------            -------         -------           -------
Revenue                      $ 1,038,498     $   1,148,026     $   1,309,329     $   1,302,208
Net earnings                 $   105,410     $     147,390     $     190,600     $     161,900
Basic earnings per share     $       .36     $         .50     $         .64     $         .54
Diluted earnings per share   $       .35     $         .49     $         .62     $         .52
                             -----------     -------------     -------------     -------------

Year ended June 30, 1997

Revenue                      $   910,730     $     995,575     $   1,126,284     $   1,079,597
Net earnings                 $    93,280     $     127,580     $     164,930     $     127,710
Basic earnings per share     $       .32     $         .44     $         .56     $         .44
Diluted earnings per share   $       .31     $         .43     $         .55     $         .42
                             -----------     -------------     -------------     -------------

Year ended June 30, 1996

Revenue                      $   747,094     $     819,723     $   1,031,864     $     967,916
Net earnings                 $    81,900     $     108,900     $     143,900     $     120,000
Basic earnings per share     $       .28     $         .38     $         .49     $         .42
Diluted earnings per share   $       .28     $         .37     $         .48     $         .41
                             -----------     -------------     -------------     -------------
                             -----------     -------------     -------------     -------------

   Third quarter revenue and earnings have historically been positively impacted by calendar year-end processing associated with many of the Company's services.

REPORT OF MANAGEMENT

Management is responsible for the preparation of the accompanying financial statements. The financial statements, which include amounts based on the application of business judgments, have been prepared in conformity with generally accepted accounting principles. Deloitte & Touche, independent certified public accountants, have audited our consolidated financial statements as described in their report.

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



Arthur F. Weinbach
Chairman and Chief Executive Officer

Richard J. Haviland
Chief Financial Officer

Roseland, New Jersey, August 13, 1998

DIRECTORS AND CORPORATE OFFICERS

DIRECTORS

Henry Taub(3)
Honorary Chairman of the Board
Chairman, ADP Executive Committee

Josh S. Weston(3)
Honorary Chairman of the Board

Arthur F. Weinbach(3)
Chairman and Chief Executive Officer
Gary C. Butler
President and Chief Operating Officer


Joseph A. Califano, Jr.(1)
Chairman of the Board and President,
The National Center on Addiction and Substance Abuse at Columbia University
(CASA)

Leon G. Cooperman(1)
Chairman and Chief Executive Officer
of Omega Advisors, Inc.

George H. Heilmeier(2)
Chairman Emeritus of Bellcore

Ann Dibble Jordan(1)
Consultant
Member of various boards

Harvey M. Krueger(1,3)
Vice Chairman of Lehman Brothers
Chairman, ADP Audit Committee

Frederic V. Malek(2,3)
Chairman, Thayer Capital Partners
Chairman, ADP Compensation Committee

Laurence A. Tisch(2)
Co-Chairman and Co-Chief Executive Officer of Loews Corporation


1 Audit Committee
2 Compensation Committee
3 Executive Committee

CORPORATE OFFICERS

Arthur F. Weinbach
Chairman and Chief Executive Officer

Gary C. Butler
President and Chief Operating Officer

Group Presidents
Richard J. Daly
Russell P. Fradin
John P. Hogan
S. Michael Martone

Corporate Vice Presidents
Albert J. Angelus
John D. Barfitt


James B. Benson, General Counsel
Richard C. Berke
William J. Campbell
Ronald F. Clarke
Raymond L. Colotti, Treasurer
Renato Crocetti
G. Harry Durity
Philippe A. Gluntz
Eugene A. Hall, Senior VP
Richard J. Haviland, Chief Financial Officer
Howard D. Koenig
Timothy D. Lamb
Peter M. Leger

Raymond A. Marlinga
Gordon R. Mettam
Michael W. Reece
Michael P. Rooney
George I. Stoeckert
Dante F. Terzo
Thomas J. Tremba

Staff Vice Presidents
Karen E. Dykstra
Brian E. Heiser
Terri J. LeCamp
Gary E. Tarino