Form 10-K, Exhibit 13
period 1999-06-30
AUTOMATIC DATA PROCESSING INC
filed 1999-09-21
CIK 8670

Letter to Shareholders

50th Anniversary

1999 is the 50th Anniversary of a 21-year-old New Jersey accountant, Henry Taub, starting a business by manually preparing payrolls for companies. That was the start of ADP...and what a fabulous 50 years it has been for the Company. We've grown to over $5 billion in revenues and we did it with style. ADP has a unique record of continuous, consistent growth -- 152 consecutive quarters of record revenues and earnings per share growth, and 38 consecutive years of double-digit increases in EPS. The records are probably even longer, but the historical records prior to ADP going public in 1961 (when annual revenues were $400,000) aren't well preserved. During these 50 years, there have been only three predecessors as CEO and each of them had a remarkable track record. Our thanks to Henry Taub, Frank Lautenberg and Josh Weston for their vision and leadership in helping create the terrific company ADP has become today.

Fiscal '99

Fiscal `99 was an excellent year for ADP. We had strong internal revenue growth especially in Employer Services and Brokerage Services, our two largest businesses, which combined, account for over 75% of ADP's revenues. This growth was fueled by an exceptional 20% sales growth in Employer Services and over 30% growth in brokerage trades processed for our Brokerage Services clients.

      We overcame federal funds interest rate decreases aggregating 75 basis points. Since the average daily balances we invest are about $6 billion, we are not immune to interest rate fluctuations. Nevertheless, the positive momentum of our core businesses and excellent expense control enabled us to achieve our forecasted growth.

      For `99, consolidated revenues grew 12% to $5.5 billion. Prior to the impact of several non-recurring items related to acquisitions and dispositions, pretax earnings increased 20%, net earnings were up 17% and EPS increased 15% to $1.13 from $.98 last year.

      In recognition of these strong operating results, our Board declared a two-for-one stock split and our 25th consecutive annual dividend increase, to $.305 per share, per year, effective January 1, 1999.

      ADP has significant financial strength and liquidity. Cash flow from operations exceeded $853 million, and year-end cash and marketable securities approximated $2.2 billion, after spending of $193 million in `99 to acquire businesses and ADP shares. We purchased 2.6 million ADP shares on the open market to fund employee equity plans.

      Shareholders' equity exceeds $4 billion and our long-term debt to equity ratio is 4%. Our return on shareholders' equity is a healthy 19%.

      Capital expenditures for the year were $178 million, about 3% of revenues. This compared to $202 million last year.

The Future

While we occasionally look back with pride at ADP's accomplishments, we spend virtually all of our time looking to the future, where all the uncertainty, ambiguity, fun and successes reside.

      Despite the accelerating pace of change -- which has been discussed so often it has become a cliche -- and the resultant uncertainties, we know strategically where we are heading, we have the adaptability to adjust, if necessary, and we are excellent at day-to-day tactical execution.

Strategy

Where we are heading is very exciting. We have excellent growth in our core markets. This growth is fueled by additional market penetration -- getting and keeping more clients -- and by adding value-added services to our offerings, which increases our revenues per client, enhances new sales opportunities and improves client retention.

      Our current internal revenue growth is 13 to 14%. Historically we have supplemented our internal growth with strategic acquisitions that have added, on average, 2 to 4%. The opportunities for ADP to acquire related products that we can market to our over 450,000 clients remain excellent.

      We are also focused on entering new business opportunities that extend our core markets while taking advantage of synergies with our existing business. We are especially excited about our recent entry into the professional employer organization (PEO) marketplace, benefits administration outsourcing, workers' compensation claims management, and the global brokerage market through our integration of U.S. and international equity and fixed income systems.

Opportunities

The Internet, delivering World Class Service, and continuing to acquire and retain associates with the right skills are challenges and opportunities for us in the years ahead.

      (1) The Internet will play an increasing role in ADP's success. Today it is an integral part of our strategy in every business. In the brokerage industry, where the fastest growth is coming from on-line trading, we are the leading service provider to the industry. In Employer Services, we recently introduced an Internet payroll and human resource product for small employers and the early response has been very positive. In Dealer Services, our joint venture with Cox Communications has created the largest used car database Web site (AutoConnect(Sm)) on the Internet.

We are players in the Internet world and we will play on an even wider scale in the future.

      (2) The primary differentiator for service organizations in the future will increasingly be the quality of the service being offered. We have focused and invested heavily over the last 2+ years to move to our World Class Service goal. We have invested in tools, processes, training and staffing levels, and we are seeing results across all of our businesses. Nevertheless, our overall client retention rates have not yet sufficiently reflected the quality increase. They will. We will continue to intensify the focus and investment in World Class Service, as we strongly believe it is a fundamental foundation for ADP's long-term success.

      (3) We realized a year ago that one of the most rapid changes starting to take place now -- and one we expect to continue through the next decade -- is the shortage of qualified candidates entering the workforce who meet ADP's needs. We have introduced an Employer of Choice initiative to improve ADP's ability to attract and retain associates who will provide the expertise and commitment to quality service that will make us succeed.

Are these enough for ADP to succeed?

If our culture remains sufficiently adaptive to change; if we take advantage of our expert knowledge of the markets in which we compete; if we utilize our #1 market positions to out invest our competition in new and add-on products; if we utilize our strong financial position intelligently; and if we create the environment our 37,000 associates are proud to be part of...the answer is absolutely yes. The ingredients for success are clearly here. Our challenge--one we are confident we are up to--is to deliver.

Y2K

ADP has had a corporate Y2K office in place for multiple years. It has conducted ongoing reviews and audits on every existing ADP business and each new acquisition for Y2K compliance.

      Collectively, ADP has over 120 million lines of computer code that have been reviewed, remediated and tested for Y2K compliance. Additionally, we have been in live production on our primary payroll engine (AutoPay(R)) since April 1998 and we have conducted extensive testing with both the banking community and tax authorities. We also served as a lead participant and the primary provider, along with the Securities Industry Association, of the database test bed for brokerage industry-wide testing supervised by the Depository Trust Company
(DTC).

      We have no known Y2K compliance issues at this time except final clean up and testing with a few recent acquisitions. Nonetheless, we will continue to inspect what we expect with internal audits and ongoing partner testing over the remaining months in 1999.

Acquisitions and Dispositions

ADP supplements its internal growth with strategic acquisitions that extend our markets or add applications to our product sets. In `99 we acquired 12 businesses with approximately $245 million in revenues.

      Our largest acquisition was The Vincam Group, a leading PEO, with revenues of approximately $125 million. Vincam provides a suite of human resource functions to small-and medium-sized employers on an outsourced basis. Employer Services also acquired the benefits administration business of J&H/KVI, expanding our presence in that market.

      With the acquisition of OMR Systems, Brokerage Services increased its global processing capabilities for a wide range of non-securitized financial instruments. An important acquisition for Dealer Services was Dealer Solutions, a developer of client/server dealer management systems.

      We also review each business and product line and dispose of those that are no longer strategically relevant. In `98, we sold businesses with $95 million of annual revenues, and in `99 we stepped up the level of dispositions of businesses with $270 million of annual revenues. These two years represent a catch-up. We expect the level of dispositions to be lower in the future.

Importance of People

ADP's greatest strength is our team of 37,000 associates whose commitment to achieving World Class Service makes our service superior. Fortunately, we attract and retain extremely motivated, talented associates who really care about our clients and our company. They share our vision and help us win in the marketplace. Our Corporate Philosophy statement says it best: "Outstanding associates are the key to our success."

      In `99, Richard Douville joined ADP as Vice President Finance and Steve Anenen, Russ DeLoach and Karen Dykstra were promoted to Corporate Vice President in recognition of their significant contributions to ADP's success and their responsibilities.

Forecast

For the reasons we have expressed, we remain very confident in ADP's long-term prospects. In fiscal `00, we expect another year of double-digit EPS growth, while we manage through the Y2K changes and make significant investments in the future. Revenues will grow about 10% despite the impact of '99 dispositions of businesses.

We hope you share our excitement and enthusiasm.


/s/ Arthur F. Weinbach                        /s/ Gary C. Butler

Arthur F. Weinbach                            Gary C. Butler
Chairman & CEO                                President & COO
August 10, 1999

Financial Highlights

Automatic Data Processing, Inc. and Subsidiaries

--------------------------------------------------------------------------------
(In thousands, except per share
amounts and number of employees)
Years ended June 30,                         1999           1998      % Increase
--------------------------------------------------------------------------------
Total revenues                         $5,540,141     $4,925,956             12%
Net earnings*                          $  714,172     $  608,262             17%
Basic earnings per share*              $     1.16     $     1.01             15%
Diluted earnings per share*            $     1.13     $      .98             15%
Cash dividends                         $  181,133     $  152,888             18%
Cash dividends per share               $     .295     $   .25625             15%

Basic shares outstanding                  615,630        600,803
Diluted shares outstanding                636,892        628,196
Return on equity                             18.7%          20.0%

At year end:
Cash, cash equivalents and
  marketable securities                $2,169,040     $1,673,271
Working capital                        $  907,864     $  626,063
Total assets                           $5,824,820     $5,242,867
Long-term debt                         $  145,765     $  192,063
Shareholders' equity                   $4,007,941     $3,439,447
Number of employees                        37,000         34,000
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

All share and per share data have been adjusted to reflect a two-for-one stock split on January 1, 1999. The financial highlights shown above have also been restated to reflect a March 1999 pooling of interests transaction. See Note 2 to the consolidated financial statements.

* Excludes non-recurring charges totaling approximately $17 million (after-tax) associated with certain acquisitions and dispositions. Including these non-recurring charges, net earnings were $697 million and diluted earnings per share were $1.10. See Note 3 to the consolidated financial statements.

                               [GRAPHIC OMITTED]

   [THE FOLLOWING TABLE WAS DEPICTED AS A BAR GRAPH IN THE PRINTED MATERIAL.]


                                  1995      1996      1997      1998      1999
                                  ----      ----      ----      ----      ----
Total Revenues
  (in millions)                  $2,931    $3,613    $4,193    $4,926    $5,540

Diluted EPS                      $  .67    $  .76    $  .85    $  .98    $ 1.13*

Operating Cash Flow
  (in millions)                  $  493    $  674    $  680    $  783    $  854

                               [GRAPHIC OMITTED]

CAPTION:

WE'RE EMPLOYER SERVICES

O     WE PAID MORE THAN 27 MILLION WORKERS ON PAYDAY WORLDWIDE THIS YEAR. . .

O MOVED $350 BILLION, ELECTRONICALLY, ON BEHALF OF OUR CLIENTS AND THEIR EMPLOYEES TO TAX AUTHORITIES AND DIRECT DEPOSIT ACCOUNTS. . .

O INCREASED OUR SALES IN ALL NORTH AMERICAN MARKET SEGMENTS AND THROUGHOUT EUROPE AND BRAZIL. . .

O BECAME THE SECOND LARGEST PEO IN THE WORLD WITH THE ACQUISITION OF THE VINCAM GROUP. . .

O CONTINUED OUR PENETRATION OF THE MULTI-BILLION-DOLLAR BENEFITS ADMINISTRATION MARKET. . .AND

O ARE MAKING INVESTMENTS IN PRODUCT AND INFRASTRUCTURE, AS WELL AS PARTNER AND VENDOR RELATIONSHIPS, TO FULLY LEVERAGE THE BENEFITS AND ADVANTAGES OF INTERNET TECHNOLOGY.

                               [GRAPHIC OMITTED]

CAPTION:

WE ARE CHARTING A COURSE TO BECOME THE UNDISPUTED INFORMATION SERVICES TECHNOLOGY LEADER FOR A BROAD ARRAY OF HUMAN RESOURCES SERVICES, BY BRINGING SIMPLICITY TO THE PROCESS AND PERFORMING THESE FUNCTIONS BETTER THAN EMPLOYERS THEMSELVES CAN.

                                           FIRST FOLD-OUT PAGE FOLLOWING PAGE 7


            ADP Employer Services (ES) provides a comprehensive set of business solutions across the employment life cycle -- payroll, HR administrative services, tax filing, benefits administration, time and labor management, and compliance reporting -- to more than 425,000 employers in the United States, Canada, Europe and Latin America.

      We now process the paychecks of over 24 million workers in the Western Hemisphere, and better than 3 million in Europe. This year, we also printed and delivered a record 38 million W-2s in the U.S. and 4 million year-end statements in Canada.

      Broad economic currents, worldwide, are fueling sales and revenue growth. First, the outsourcing of payroll and other employer services by companies of every size continues unabated. The average payroll is also increasing, especially in North America. The growing popularity of Internet-delivered services has opened up a new way for clients to access a wide array of ADP products and services.

      In ES, we approach the marketplace by segment, enabling us to match the needs of each client with products and services to best meet expectations.

North America

In North America, ES focuses on three distinct market segments: National Accounts (for clients with 1,000 or more employees); Major Accounts (100 to 999 employees); and Emerging Business Services (fewer than 100 employees).

      National Accounts is the largest provider of outsourced payroll, HR and benefits administration services. In '99, our sales of new business in this segment were double what they were just three years ago.

      For some clients we provide entire system solutions. To clients who process some

                               [GRAPHIC OMITTED]

                                         SECOND FOLD-OUT PAGE FOLLOWING PAGE 7


applications in-house, we deliver stand-alone services such as payroll tax filing, check printing and distribution, and year-end statements. Other large clients rely on us to design and deliver their own customized human resource information systems and benefits outsourcing solutions.

--------------------------------------------------------------------------------

"We have associates who want to be winners, who consistently produce even during difficult times..."

                                                                 -- Art Weinbach

--------------------------------------------------------------------------------

      Major Accounts, the largest ES business, provides mid-size companies with a full suite of best-of-breed employer services solutions, including full database and functional integration between payroll and human resources. Many medium-size firms in the U.S., Canada and the Caribbean Basin are clients of Major Accounts. New business sales in this segment grew significantly for the fifth consecutive year in '99.

      Emerging Business Services (EBS) is by far the largest provider of payroll, tax filing and related services to small businesses in the U.S. market. We serve over 340,000 smaller companies with leading solutions, including a range of value-added services that are specifically designed for small business clients.

      The ADP Tax and Financial Services Center supports all ES market segments. It serves as an electronic interface between more than 330,000 clients in North America and about 2,000 federal, state and local tax agencies. In '99, we processed over 16 million federal and other employer payroll tax returns.

      This year, ADP also became the second largest professional employer organization (PEO) in the U.S. with our acquisition of The Vincam Group. A PEO provides a comprehensive outsourcing solution to meet the employment administration needs (payroll, HR, benefits and workers' compensation insurance) of client companies. PEO revenue per client averages more than 10 times the revenue of a traditional payroll client relationship.

      The combined PEO business, called ADP TotalSource(Sm), supports over 81,000 work-site employees in eight states. We believe the long-term growth opportunities in the PEO market are substantial.

      In each of our businesses, we continued to expand the value and number of our capabilities through strategic alliances and marketing agreements with best-quality service providers and partners. Additionally, we initiated relationships with enterprise resource providers, enabling us to link ADP payroll and HR systems with key ERP systems.

                                           THIRD FOLD-OUT PAGE FOLLOWING PAGE 7


      In '99, we also acquired the benefits administration business of J&H/KVI. This acquisition is part of our aggressive effort to become the leader in providing benefits administration services.

Europe

ADP Europe provides payroll solutions to nearly 25,000 clients in nine European countries. New business sales were up 40% and revenues increased 19% this year, as the outsourcing trend accelerated. Client retention rates exceeded 90%.

      Today, we are the only Pan-European service provider, and more than half of the top 500 companies in Europe -- those with 1,000 or more employees -- are ADP clients. As a majority of European countries move toward a single currency, the euro, and employers are faced with retooling their payroll and bookkeeping systems to be in compliance by 2002, ADP is uniquely positioned to increase its market share in all market segments. Our value-added products and services give us a distinct competitive advantage.

      Additionally, our '99 acquisitions -- Chessington (UK), Realisator (Switzerland), and Adid (France)-- are helping us to expand our penetration into Europe's public sector, temporary employment and other markets.

Latin America

A growing number of businesses, from Puerto Rico to Brazil, now outsource payroll and other employer services to ADP. We believe that our presence in this market favorably positions us for future growth throughout the region.

Global Business Services

ADP already offers payroll and related services in 15 countries around the world. To provide for the unique global needs of international companies, this year we initiated Global Business Services. It provides the expertise of a dedicated sales and service

                               [GRAPHIC OMITTED]

                                         FOURTH FOLD-OUT PAGE FOLLOWING PAGE 7


organization, trained and equipped to handle payroll for clients with diverse locations in ADP's major world markets.

      We expect Global Business Services to become the preferred resource for many of these very large firms who choose to "one stop shop" as they outsource their employer services worldwide.

The Internet

This year, ES launched a program to deliver products and services over the Internet, empowering clients with convenient access to their data and our services.

      For example, EBS will offer EasyPayNet(Sm), enabling small businesses to do payroll and access other ADP services over the Internet. Major Accounts is developing an Internet version of its popular Windows-based PC product. National Accounts is field testing ADP Remote Control(Sm), which gives large corporations with multiple payrolls secure Internet access to their payroll and payroll tax data.

--------------------------------------------------------------------------------

"The Internet is ADP's newest frontier."

                                                                  -- Gary Butler

--------------------------------------------------------------------------------

      The Internet is the most important technological advancement in the past 20 years, and clearly represents substantial strategic opportunities for each of our market segments. We will continue to make significant internal investments, and engage in relationships with other vendors and partners, to fully leverage the benefits and advantages of Internet technology to meet our clients' needs.

      ES is poised to enter the next century with a broad vision and strategy, and robust opportunities to grow the business. Our major investments in people, service, products and technology are paying off. We continue to deliver on our commitment to provide World Class Service.

                               [GRAPHIC OMITTED]

                                [GRAPHIC OMITTED]

CAPTION:

WE'RE BROKERAGE SERVICES

WE DELIVER HIGH-QUALITY INVESTOR COMMUNICATION AND TRANSACTION PROCESSING SERVICES WHEN AND WHERE OUR CLIENTS NEED THEM... ACROSS THE INTERNET AND AROUND THE GLOBE.

                                [GRAPHIC OMITTED]

CAPTION:

o WE PROCESSED OVER 30% MORE NORTH AMERICAN RETAIL EQUITY TRANSACTIONS IN '99 THAN A YEAR AGO -- WITH SOME DAILY PEAKS IN EXCESS OF ONE MILLION TRADES...

o HANDLED MORE THAN 450 MILLION SHAREHOLDER MAILINGS AND TABULATED OVER 50 MILLION BALLOTS, REPRESENTING OVER 330 BILLION SHARES...

o PERFORMED THE SECURITIES TRANSACTION PROCESSING FOR MANY OF THE TOP-RATED ON-LINE BROKERAGE FIRMS...

o HAVE CLIENTS IN 20 COUNTRIES, AND PROCESS TRANSACTIONS FOR THEM IN MOST OF THE WORLD'S CURRENCIES...AND

o SERVE 13 OF THE TOP 15 GLOBAL BANKS WITH AN EXTENSIVE COMPLEMENT OF TRANSACTION PROCESSING SERVICES.

                                           FIRST FOLD-OUT PAGE FOLLOWING PAGE 9


            ADP Brokerage Services is a leading provider of transaction processing, broker desktop productivity applications, and investor communication services to the financial services industry.

      We serve a diverse client base, including full-service and discount brokerage firms, global banks, and Internet brokerage companies, as well as corporations, mutual funds, institutional investors, trading firms, and other providers of financial services.

      In '99, Brokerage Services processed a significant portion of all U.S. and Canadian retail equity transactions, with combined daily volumes of 827,000 trades per day -- clearly making us the largest provider of transaction processing in North America. ADP Investor Communication Services (ICS) also completed another proxy season with extremely high-quality performance levels and client retention rates.

      ICS offers industry-leading data processing, computerized proxy vote tabulation, printing, mailing, and literature fulfillment services. It serves more than 14,000 publicly-traded companies and 450 mutual fund families on behalf of more than 800 brokerage firms and banks.

      This year, we processed over 450 million shareholder mailings and tabulated over 50 million ballots representing more than 330 billion shares. A year ago, we introduced proxy voting and the delivery of shareowner communications over the Internet. Currently, 60% of all shares are voted over the telephone, the Internet, or via ProxyEdge(R), our PC-based electronic voting and record keeping product.

[GRAPHIC OMITTED]

      The mailing of pre- and post-sale literature to support our clients' needs has become a strategic growth area for ICS.

      Since entering the pre-sale fulfillment business less than two years ago, we have experienced a 40% increase in processing volumes. Pre-sale literature fulfillment includes collation and kit assembly, order entry, distribution, inventory management, and "just-in-time" delivery of prospectuses.

      This year, we also distributed more than 10 million prospectuses to meet the post-sale customer compliance requirements of our clients.

      In March 1999, we acquired Management Information Services Corp., a well-known provider of shareowner communications to

                                          SECOND FOLD-OUT PAGE FOLLOWING PAGE 9


mutual funds and the insurance industry. We believe this acquisition will help us significantly increase our market share in this important and growing market segment.

The Internet

Many of the largest on-line trading firms already use ADP Brokerage Services to process trades and provide their customers with real-time order entry and account inquiry services.

                                [GRAPHIC OMITTED]

      This year, ADP and Qwest Communications International Inc., which offers broadband Internet-based communications services, started working together to develop and market an end-to-end, single-source Internet solution. This alliance will help our clients gain fast entry into the on-line brokerage market, and enhance the capabilities of those clients who already offer on-line services.

      We also introduced Web-based products, such as electronic delivery of trade confirmations and statements, and a mutual funds sales tool, where users can view current fund information. Our clients can now order a prospectus on-line for immediate delivery to an investor.

Straight-through Processing

Increasingly, banks and brokerages are placing a heightened emphasis on outsourcing systems and applications to service providers who can integrate them into efficient processing streams. This "straight-through processing" improves work flow, reduces operating costs and mitigates operational risks.

      ADP's ability to provide integrated processing gives incremental value to our product set and is a strategic market advantage. By integrating products that serve the financial services industry, clients that might have had us process a single application now have a viable reason to outsource multiple applications to us that are critical to their businesses.

      This year, for example, Discover Brokerage Direct, Inc. (DBD), a market leader in on-line investment services, selected ADP to support its electronic discount brokerage business. In addition to trade and order processing, DBD is utilizing ADP's proxy, optical storage, and prospectus fulfillment services. This comprehensive arrangement includes printing and mailing services for trade confirmations, customer statements, and tax documents for DBD's customers.

                                           THIRD FOLD-OUT PAGE FOLLOWING PAGE 9


      Last year, we also entered into a marketing agreement with Comprehensive Software Systems, Ltd. to market their BrokerView(TM) desktop product for retail brokers and trading desk personnel.

Essentially, it puts at the fingertips of a broker or financial consultant valuable real-time information, so they can manage their customers' investments. ADP has spent the past year linking this browser-based productivity tool with our back-office system. Soon, clients will be able to use it to integrate customer account information, stored in a back-office environment, with contact management and portfolio management systems.

                                [GRAPHIC OMITTED]

Global Services

ADP Brokerage Services also is expanding globally and has a strong product set for the international arena. Today, we serve brokerage and banking clients in 20 countries, processing their transactions in most currencies. Thirteen of the top 15 global banks use our transaction processing services.

--------------------------------------------------------------------------------

"ADP's clear intention is to grow globally."
                                                                 -- Art Weinbach

--------------------------------------------------------------------------------

      Our Wilco International subsidiary is a leader in the development of global processing and settlement systems for international securities. It offers the highly-functional and superior Gloss(SM) product set with specific features for North America, Europe, Asia, and emerging markets.

      In '99, we made two acquisitions which will aid global expansion. We purchased Leading Edge Technologies, a supplier of software solutions to traders in the mortgage-backed securities market, and acquired OMR Systems, a leading provider of global trade processing solutions for financial institutions worldwide.

      ADP Global Proxy Services satisfies the proxy voting requirements of investors and financial services firms around the world. A number of our proxy clients are very large custodial banks, whose customers are public and private pension funds, mutual funds and international

                                          FOURTH FOLD-OUT PAGE FOLLOWING PAGE 9


asset managers. In '99 we distributed proxies and tabulated votes on behalf of our clients' holdings in more than 70 countries. In addition, ICS began processing beneficial proxy services for large cap issuers in the domestic market of The Netherlands.

Where We're Going

ADP Brokerage Services enters '00 with a set of strategic initiatives which will strengthen our position as a premier provider of securities processing and investor communication services worldwide.

      Foremost, we will continue to provide more value-added services across all of our businesses. New and enhanced products help to build client satisfaction and present fresh referral opportunities, as well as new streams of revenue.

      We also will continue to maximize the synergies of our brokerage processing and investor communication lines of business to deliver more tightly integrated, enterprise-wide solutions.

      Additionally, we intend to accelerate the growth of our international proxy services business. Already in development is a domestic proxy product for clients in the United Kingdom, and similar proxy solutions are planned for markets in Germany, Spain, and Japan.

      As the Internet becomes a preferred delivery system for products and services in the marketplace, we aim to be the vendor of choice for corporations, banks, brokerages, and mutual funds who opt to offer on-line services. All of our lines of business are expanding their Internet offerings.

      Above all else, ADP Brokerage Services is committed to delivering an unrivaled level of World Class Service that translates into improved performance for our clients. It is our belief that service, ultimately, is the greatest differentiator among competitors in the global marketplace.

                                [GRAPHIC OMITTED]

Our mission is to be the partner of choice for dealers, consolidators, and manufacturers in the global auto and truck retail industry.

                                [GRAPHIC OMITTED]

CAPTION:

WE'RE DEALER SERVICES

o WE SERVE APPROXIMATELY 18,000 AUTO AND TRUCK DEALER CLIENTS AND OVER 30 VEHICLE MANUFACTURERS IN 13 COUNTRIES...

o     HAVE A WORLDWIDE CLIENT RETENTION RATE THAT EXCEEDS 90%...

o INTRODUCED OUR NEWEST MILLENNIA 3(TM) SYSTEMS PLATFORM IN NORTH AMERICA, RESULTING IN AN 18% INCREASE IN CPU SALES...

o CONNECTED OVER 30,000 AUTO DEALERS WITH 1.5 MILLION PROSPECTIVE BUYERS EACH MONTH ON THE INTERNET...AND

o ACQUIRED DEALER SOLUTIONS, INC., A PRIVATELY-OWNED DEALER MANAGEMENT SYSTEMS SOFTWARE FIRM, ENHANCING OUR DEVELOPMENT OF WEB-BASED, WINDOWS NT(R) CLIENT-SERVER SOLUTIONS.

                                [GRAPHIC OMITTED]

                                          FIRST FOLD-OUT PAGE FOLLOWING PAGE 11


            ADP Dealer Services is the leading provider of retail solutions for automotive and truck dealerships, and their manufacturers, worldwide. We deliver these solutions through state-of-the-art transaction systems, data products, and an array of industry-specific professional services.

      Today, about 18,000 dealers in North America, Europe, and Latin America, and more than 30 vehicle manufacturers, use our on-site systems and communications networks to manage sales, operations, and marketing efforts.

      In '99, client retention worldwide exceeded 90%. We now support more than 200,000 dealership applications in a variety of client sites, ranging in complexity from the largest retail consolidators, such as AutoNation USA and Ford's Auto Collection, to single-point outlets. Dealer Services is positioned to assist dealers of every size and configuration to enhance their operations, optimize profits, and enrich the consumer buying experience.

                               [GRAPHIC OMITTED]

                                         SECOND FOLD-OUT PAGE FOLLOWING PAGE 11


North America

The auto and truck retail market was active in '99, energized by new vehicle sales and leasing activities, especially in the strong North American economy. Large dealer networks continued to be a substantial force in the industry, implementing new processes and systems in order to gain greater economies of scale. Manufacturers, more than ever before, were taking an active role in the design and deployment of retail systems. In turn, manufacturers and dealers placed a keen focus on customer loyalty and relationship marketing.

      With all these developments, no company in the marketplace today is better positioned than ADP Dealer Services to deliver innovative business solutions to such a wide range of clients in the auto and truck industry. Our products, systems, services, research and development capabilities, and industry knowledge make us a logical partner of choice for retailers and manufacturers.

      In '99, we introduced a new model of our powerful Millennia 3 systems platform, boosting performance and capacity to support up to 2,300 users on a single server. Millennia 3 sales continued to be

                               [GRAPHIC OMITTED]

                                          THIRD FOLD-OUT PAGE FOLLOWING PAGE 11


extremely strong. ADP's Y2K-ready applications, like Windows(R)-based ADP Elite Plus!(Tm), provide dealers with the ability to profitably manage their businesses and their customer relationships.

      The Millennia 3 platform is a key component of ADP's current dealer management system and our go-forward strategy to deliver Web-based, client-server solutions for both dealers and manufacturers. Our acquisition this year of Dealer Solutions, Inc., a developer of Windows NT(R) dealer management systems software, is another significant step in our Web-based, client-server strategy.

--------------------------------------------------------------------------------

"The market rewards superior capabilities and performance."

                                                                  -- Gary Butler

--------------------------------------------------------------------------------

      Many of the publicly-traded automotive retailers are calling upon us to design products and service systems that meet their specific needs -- from network integration and management, to enterprise applications and data warehousing. For example, this year, as one of its selected technology partners, we were chosen by AutoNation Inc., the largest automotive retailer, to design their new operating district model. In March 1999, we successfully implemented the John Elway AutoNation USA project in Denver, CO, consolidating several different competitive systems into a single networked enterprise system, providing the client with the most advanced tools to manage multiple stores with optimum efficiency.

      As manufacturers and dealers concentrate on generating brand loyalty and customer satisfaction, many of them turn to ADP's Sandy Group for the creation of customized communications programs. Our Relationship Marketing System has become an increasingly valuable resource for dealers and the auto companies. One such program we developed this year was the Customer Dialog Network for Pontiac*GMC.

The Internet

As more consumers turn to the Internet to purchase a variety of high ticket goods, including autos, trucks and sports utility vehicles, ADP Dealer Services continues to develop the means for our clients to effectively use this new sales channel. In '99, through AutoConnect -- a joint venture with Cox Communications -- we connected more than 30,000 vehicle dealers with an average of 1.5 million potential buyers, monthly, on the Internet. The July 1999 merger of AutoConnect with AutoTrader.com is expected to

                                         FOURTH FOLD-OUT PAGE FOLLOWING PAGE 11


                               [GRAPHIC OMITTED]

expand the number of dealers to 50,000 and the number of monthly prospects to
2.5 million.

Europe

Today, more than 7,500 European auto dealers and parts wholesalers are ADP clients. As the 1 service provider across much of Europe, ADP enjoys a solid basis for further expansion. Sales were buoyant in '99, CPU installations increased by over 75%, and client retention was extremely high.

      We believe two, far-reaching factors will contribute to future growth in this market. First, our Pan-European product set positions us to assist clients as they retool their systems to the euro. In addition, strategic initiatives currently underway with Ford, General Motors-Europe, and other manufacturers present additional avenues to increase our market share, revenues and profits.

Partner of Choice

This year ADP Dealer Services made consistent progress toward our goal to be the partner of choice for dealers, consolidators and manufacturers in the global auto and truck retail industry. And as we did, we continued to fulfill an equally compelling, strategic commient -- to be a World Class Service provider.

                               [GRAPHIC OMITTED]

CAPTION:

o WE SERVE MOST OF THE PROPERTY AND CASUALTY INSURANCE CARRIERS IN NORTH AMERICA AND EUROPE. . .

o PROVIDE OUR PRODUCTS AND SERVICES TO NEARLY 14,000 COLLISION REPAIR CENTERS AND OVER 3,000 AUTO PARTS RECYCLERS. . .

o     PROCESSED A RECORD 15 MILLION CLAIM ESTIMATES. . .

o BROADENED OUR GLOBAL CLAIMS CAPABILITIES THROUGH OUR INTERNATIONAL BUSINESS, AUDATEX, WHICH BEGAN EXPANDING INTO AUSTRALIA, BRAZIL, AND ITALY. . .

o GREW OUR BUSINESS THAT REVIEWS MEDICAL CLAIMS FROM AUTO ACCIDENTS AND WORKERS' COMPENSATION FILINGS BY OVER 30% FOR THE FIFTH CONSECUTIVE YEAR. . .AND

o     COMPLETED '99 WITH 100% CLIENT RETENTION IN OUR CORE INSURANCE BUSINESS.

WE'RE CLAIMS SERVICES

                               [GRAPHIC OMITTED]

                               [GRAPHIC OMITTED]

CAPTION:

WE WILL CONTINUE TO ENHANCE THE CAPABILITIES OF OUR CLAIMSFLO(R) SOLUTIONS, TO PROVIDE OUR CLIENTS WITH MAXIMUM WORKFLOW EFFICIENCIES THROUGHOUT THE CLAIMS MANAGEMENT PIPELINE.

                                          FIRST FOLD-OUT PAGE FOLLOWING PAGE 13


            ADP Claims Services is the international market leader in state-of-the-art integrated settlement, workflow, enterprise management, and information solutions to the property and casualty insurance claims industry. Our products help clients improve their operational efficiency, while enabling them to determine accurate settlements for their policyholders.

      Our clients include most major property and casualty insurance carriers, many independent adjuster firms, nearly 14,000 collision repair centers, and over 3,000 auto parts recyclers, primarily in North America and Europe.

      This year we processed approximately 15 million claim estimates, as we continued to expand our presence in the global marketplace.

Our Lines of Business

ADP Claims Services has five lines of business: Insurance Claims Services, Integrated Medical Solutions, Collision Repair Services, ADP Hollander, and Audatex. All grew by approximately 10% in '99, providing clients with significant value and new ways to improve productivity.

                               [GRAPHIC OMITTED]

                                         SECOND FOLD-OUT PAGE FOLLOWING PAGE 13


      Insurance Claims Services (ICS), through our Claimsflo(R) brand, empowers a growing number of clients to streamline their workflow, reduce internal redundancies, prevent fraud, and accelerate the process of claim settlement. We added several new products and enhancements to the Claimsflo line this year. Each addition aims to further advance our clients toward a secure, paperless environment, which facilitates claims handling, reduces overall costs, and improves policyholder satisfaction. We retained all of our major clients this year, and added two new leading property and casualty carriers to our growing ICS client base. Further, Autosource(R), our total loss valuation product, experienced nearly a 30% increase in average transaction volume this year.

--------------------------------------------------------------------------------

"Each of our businesses is well positioned going into the 21st Century."

                                                                  --Art Weinbach

--------------------------------------------------------------------------------

      Integrated Medical Solutions (IMS) grew by over 30% in '99. This was its fifth consecutive year of growth that was 30% or better. IMS offers products and services that allow insurers to efficiently review medical expenses related to auto accidents and workers' compensation claims.

      Detecting potential claims abuse and insurance fraud is an important and implicit part of our commitment to our clients. Our products and services are designed to assist insurers in identifying possible issues.

      For example, during the past six years, our Provider Bill Audit (PBA(SM)) product which reviews medical claims enabled clients to accurately evaluate $6 billion in claims. In doing so, we helped our clients to detect over $1.5 billion in submitted provider charges that were in excess of reasonable and appropriate fees.

      To further enhance the functionality of our IMS product set, we developed an advanced "N-tier" computer platform, on which the entire IMS suite of products will eventually reside. Soon to be operational on this platform are:
PBA, our main medical claim review and management product; Injury Claims Evaluation (ICE(R)) which helps adjusters make fair and accurate settlements involving pain and suffering in third-party auto liability claims; our entire Context product set, which handles an extensive array of workers' compensation issues; and our PPO network services.

                                          THIRD FOLD-OUT PAGE FOLLOWING PAGE 13


      Collision Repair Services, which provides a full complement of products for collision repair facilities, grew nearly 25% this year. Shoplink(Tm) estimating systems are now installed in nearly 10,000 body shops. And our digital imaging solution for claims adjusters, repair centers, and insurers grew in excess of 70% this year.

      ADP Hollander continued its commitment to product initiatives that improve the operation of automotive recyclers. We now serve more than 3,000 recycling facilities. Among the products ADP Hollander introduced are: Powerlink(Tm), a new inventory management system; AccuPart 2.0, a portable inventory entry device; and EDENTm Online, an Internet product that broadens market potential and opens an extensive new distribution channel for ADP Hollander clients.

      Audatex, the leading provider of insurance claims estimating outside North America, continued to expand its geographical reach in '99 and experienced record revenue. Already serving the majority of top-echelon companies in the European insurance market, we are poised for strong and significant international expansion in both our existing and emerging markets.

      This year, we also introduced to the Canadian market Electronic Medical Data Interchange (EMDI). EMDI creates an electronic link between service providers and insurers to facilitate pre-authorization of treatment. Payment for authorized services is made via electronic funds transfer.

                               [GRAPHIC OMITTED]

                                         FOURTH FOLD-OUT PAGE FOLLOWING PAGE 13


Our Strategy

All of our lines of business completed '99 positioned to serve clients well into the next century. We will continue to develop our robust Claimsflo product family, giving clients powerful and more efficient decision support tools. IMS will remain focused on additional enhancements to workers' compensation and medical cost management solutions.

      Collision Repair Services and ADP Hollander will add products and services that further improve the capabilities of existing clients, while further integrating the cross-industry claims settlement process. Audatex will introduce a new suite of products that will redefine how claims are processed in Europe, and accelerate its expansion into Australia, Brazil, and Italy -- which now is the second largest insurance market in Europe.

      Every business in ADP Claims Services is committed to providing World Class Service. One very important demonstration of this commitment is the size of our investment in product development and customer service. In '99, we invested approximately a quarter of our revenues into these two vital areas, representing our commitment to the property and casualty insurance industry.

      ADP Claims Services has a clearly defined strategy to face, and help shape, the future. We will continue to offer products and services that add value, enhance growth, and help our clients serve their customers better.

                                [GRAPHIC OMITTED]

CAPTION:

50 YEARS OF ADP BUSINESS HISTORY AND GROWTH

1949

[GRAPHIC OMITTED]

CAPTION:

HENRY TAUB, A 21-YEAR-OLD NEW JERSEY ACCOUNTANT, STARTS A MANUAL PAYROLL PROCESSING BUSINESS CALLED AUTOMATIC PAYROLLS, INC. FIRST YEAR REVENUES ARE $2,000.

1957

API INTRODUCES AN AUTOMATED PUNCH CARD CAPABILITY TO INCREASE EFFICIENCY AND CAPACITY FOR PAYROLL PROCESSING.

[GRAPHIC OMITTED]

CAPTION:

1961

[GRAPHIC OMITTED]

CAPTION:

THE COMPANY, NOW CALLED AUTOMATIC DATA PROCESSING, INC., GOES PUBLIC AND LEASES ITS FIRST COMPUTER, AN IBM 1401. ADP HAS 300 CLIENTS. REVENUES TOP $400,000. HENRY TAUB IS ADP'S FIRST CHIEF EXECUTIVE OFFICER.

1962

[GRAPHIC OMITTED]

CAPTION:

ADP BROKERAGE SERVICES BECOMES THE COMPANY'S SECOND MAJOR BUSINESS, AS ADP BEGINS OFFERING BACK-OFFICE PROCESSING TO WALL STREET BROKERAGE FIRMS.

1972

[GRAPHIC OMITTED]

CAPTION:

ADP DEALER SERVICES BECOMES ADP'S THIRD MAJOR BUSINESS UNIT, OFFERING ACCOUNTING AND INVENTORY SERVICES TO AUTO DEALERS.

1975

FRANK LAUTENBERG BECOMES ADP'S SECOND CEO. ADP HAS OVER 5,000 ASSOCIATES AND 35,000 CLIENTS. REVENUES ARE $155 MILLION.

[GRAPHIC OMITTED]

CAPTION:

1978

ADP INITIATES PAYROLL TAX FILING SERVICES. COMPANY REVENUES NEAR THE $300 MILLION MARK.

1979

ADP ENTERS THE CANADIAN MARKETPLACE OFFERING PAYROLL SERVICES IN A JOINT VENTURE WITH BANK OF MONTREAL.

1980

ADP CLAIMS SERVICES IS FORMED WHEN ADP ENTERS THE AUTO DAMAGE ESTIMATING MARKET VIA A SMALL ACQUISITION. TODAY THIS BUSINESS SERVES MOST PROPERTY AND CASUALTY INSURANCE CARRIERS.

[GRAPHIC OMITTED]

CAPTION:

1981

COMPANY REVENUES TOP $500 MILLION AND ADP NOW HAS OVER 75,000 CLIENTS.

1982

JOSH WESTON BECOMES ADP'S THIRD CEO. ADP HAS 15,000 ASSOCIATES AND 100,000 CLIENTS. REVENUES ARE $670 MILLION.

[GRAPHIC OMITTED]

CAPTION:

1989

ADP NOW PROCESSES THE PAYCHECKS FOR ABOUT 10% OF THE U.S. WORKFORCE, AND ENTERS THE SHAREHOLDER PROXY SERVICES BUSINESS, BECOMING THE MARKET LEADER OVER THE NEXT SEVERAL YEARS. ADP NOW HAS 200,000 CLIENTS WORLDWIDE.

[GRAPHIC OMITTED]

CAPTION:

1994

[GRAPHIC OMITTED]

CAPTION:

WILCO INTERNATIONAL, INC. IS ACQUIRED, POSITIONING ADP TO BE A LEADER IN GLOBAL CURRENCY AND SECURITIES TRADING SERVICES.

1995

ADP ACQUIRED GSI, MAKING ADP THE LARGEST PAN-EUROPEAN PAYROLL AND HR SERVICE PROVIDER.

1996

ART WEINBACH BECOMES ADP'S FOURTH CEO. ADP EXPANDS ITS PRESENCE IN EUROPE AND OTHER GLOBAL MARKETS. ADP'S CORE BUSINESSES EXTEND THEIR MARKET REACH WITH A COMMITMENT TO WORLD CLASS SERVICE. THE COMPANY HAS 29,000 ASSOCIATES AND 375,000 CLIENTS. REVENUES ARE $3.5 BILLION.

[GRAPHIC OMITTED]

CAPTION:

1999

[GRAPHIC OMITTED]

CAPTION:

TODAY, ADP HAS 37,000 ASSOCIATES AND 450,000 CLIENTS. REVENUES ARE OVER $5 BILLION, AND ADP SERVICES ARE NOW USED BY CLIENTS ON SIX CONTINENTS.

IN 1999, ADP EXTENDED ITS UNPARALLELED RECORD OF GROWTH AS A PUBLICLY-HELD COMPANY BY REPORTING ITS 152D CONSECUTIVE QUARTER OF RECORD REVENUES AND 38TH CONSECUTIVE YEAR OF DOUBLE-DIGIT EPS GROWTH.

--------------------------------------------------------------------------------

CAPTION:

A PLACE WHERE CAREERS ARE BUILT...

FIVE DECADES OF CONSISTENT GROWTH HAVE MADE ADP A SPECIAL PLACE WHERE REWARDING CAREERS CONTINUE TO BE BUILT -- MANY FROM ENTRY-LEVEL POSITIONS.

[GRAPHIC OMITTED]

CAPTION:

      FOR EXAMPLE, MARIANNE BROWN, SENIOR VICE PRESIDENT OF BROKERAGE SERVICES, GOT HER START AS AN ENTRY-LEVEL CLERK IN 1978.

[GRAPHIC OMITTED]

CAPTION:

      JOHN BARFITT, PRESIDENT OF CLAIMS SERVICES, BEGAN HIS ADP CAREER IN 1979 AS AN ACCOUNT EXECUTIVE WITH DEALER SERVICES IN CANADA. KAREN DYKSTRA, ADP'S CORPORATE CONTROLLER, JOINED THE COMPANY IN 1981 AS A JUNIOR ACCOUNTANT. GARY BUTLER, OUR PRESIDENT AND CHIEF OPERATING OFFICER, BEGAN WITH ADP IN 1975 SELLING PAYROLL SERVICES IN ATLANTA.

[GRAPHIC OMITTED]

CAPTION:

      MARIANNE, JOHN, KAREN AND GARY REPRESENT A WIDE RANGE OF TALENTED ASSOCIATES WHO CAN BE FOUND THROUGHOUT OUR ORGANIZATION...PEOPLE WHO COME TO WORK EVERYDAY TO MAKE A DIFFERENCE.

Selected Financial Data

Automatic Data Processing, Inc. and Subsidiaries

-----------------------------------------------------------------------------------------------------------
(In thousands, except per share amounts)
Years ended June 30,                   1999            1998            1997            1996            1995
                                 ----------      ----------      ----------      ----------      ----------
Total revenues                   $5,540,141      $4,925,956      $4,193,447      $3,613,014      $2,931,336
                                 ----------      ----------      ----------      ----------      ----------
Cost of operations                4,436,551       4,010,856       3,438,784       2,947,962       2,370,385
Interest expense                     19,090          24,383          28,224          29,731          24,355
                                 ----------      ----------      ----------      ----------      ----------
                                  4,455,641       4,035,239       3,467,008       2,977,693       2,394,740
                                 ----------      ----------      ----------      ----------      ----------

Earnings before income taxes      1,084,500         890,717         726,439         635,321         536,596
Provision for income taxes          387,660         282,455         211,195         180,574         140,148
                                 ----------      ----------      ----------      ----------      ----------

Net earnings                     $  696,840      $  608,262      $  515,244      $  454,747      $  396,448
                                 ----------      ----------      ----------      ----------      ----------
                                 ----------      ----------      ----------      ----------      ----------

Basic earnings per share         $     1.13      $     1.01      $      .88      $      .78      $      .69
Diluted earnings per share       $     1.10      $      .98      $      .85      $      .76      $      .67

Basic shares outstanding            615,630         600,803         588,112         582,861         575,151
Diluted shares outstanding          636,892         628,196         620,117         615,898         608,580

Cash dividends per share         $     .295      $   .25625      $    .2225      $   .19375      $   .15625

Return on equity                       18.7%           20.0%           20.6%           20.3%           21.0%
                                 ----------      ----------      ----------      ----------      ----------

At year end:
Cash, cash equivalents and
   marketable securities         $2,169,040      $1,673,271      $1,516,450      $1,107,323      $1,299,699
Working capital                  $  907,864      $  626,063      $  805,797      $  618,409      $  671,677
Total assets                     $5,824,820      $5,242,867      $4,439,293      $3,862,009      $3,218,926
Long-term debt                   $  145,765      $  192,063      $  402,088      $  405,157      $  391,522
Shareholders' equity             $4,007,941      $3,439,447      $2,689,415      $2,309,468      $2,098,957
                                 ----------      ----------      ----------      ----------      ----------
                                 ----------      ----------      ----------      ----------      ----------
-----------------------------------------------------------------------------------------------------------

All share and per share data have been adjusted to reflect a two-for-one stock split on January 1, 1999. The selected financial data shown above have also been restated to reflect a March 1999 pooling-of-interests transaction. See Note 2 to the consolidated financial statements.

1999 data includes non-recurring charges totaling approximately $17 million (after-tax) associated with certain acquisitions and dispositions.

1997 data includes non-recurring charges totaling approximately $12 million (after-tax). See Note 3 to the consolidated financial statements.

Management's Discussion and Analysis

Operating Results

Revenues and earnings reached record levels during each of the past three fiscal years. The Company's results have been restated to reflect a January 1, 1999 two-for-one common stock split and the third quarter fiscal '99 pooling of interests transaction with The Vincam Group (Vincam). During fiscal '99, revenues increased 12% to $5.5 billion. Prior to non-recurring charges, pretax earnings increased 20% and diluted earnings per share increased 15% to $1.13. During fiscal '99 the Company sold several businesses and decided to exit several other businesses and contracts. The Company also recorded transaction costs and other adjustments related to Employer Services' acquisition of Vincam. The combination of these transactions resulted in non-recurring charges of $0.03 in fiscal '99. Fiscal '99 was ADP's 38th consecutive year of double-digit earnings per share growth since becoming a public company in 1961.

      Revenues and revenue growth by ADP's major business units are shown below:

                                Revenues                    Revenue Growth
-------------------------------------------------------------------------------
                           Years Ended June 30,          Years Ended June 30,
                     ----------------------------------------------------------
(In Millions)           1999       1998       1997     1999      1998     1997
                     -----------------------------   --------------------------
Employer Services     $3,310     $2,874     $2,355       15%       22%      20%
Brokerage Services     1,154      1,100        892        5        23       13
Dealer Services          744        698        651        7         7       17
Other                    332        254        295       31       (14)      (6)
                     -----------------------------   --------------------------
Consolidated          $5,540     $4,926     $4,193       12%       17%      16%
                     -----------------------------   --------------------------
                     -----------------------------   --------------------------
-------------------------------------------------------------------------------

      Consolidated revenues grew 12% in fiscal '99 primarily from increased market penetration, from an expanded array of products and services, and from acquisitions, with relatively minor contributions from price increases. Prior to acquisitions and dispositions, revenue increased approximately 14%.

      Prior to the non-recurring charges, the consolidated pretax margin was 19.3% in '99, 18.1% in '98, and 18.0% in '97. Pretax margin improved over the previous year due to the disposal of several non-strategic, lower margin businesses. In addition, continued automation and operating efficiencies enabled the Company to offset start-up costs associated with new products and increased spending on systems development and programming.

      The Company does not prepare its financial statements in a manner that generates the true stand-alone profitability for each unit, and profitability measurements are not maintained in a consistent manner among the Company's major business units. Certain revenues and expenses are charged to business units at a standard rate for management and motivation reasons. Other costs are recorded based on management responsibility. As a result, various income and expense items, including non-recurring gains and losses, are recorded at the corporate level and certain shared costs are not allocated. Consequently, comparisons of specific margins between units are not meaningful, although trend information within a business unit is a useful directional indicator.

Employer Services

Employer Services' (ES) revenues grew 15% in fiscal '99, and in the absence of acquisitions, revenue growth would have been about 15% in '99, 15% in '98 and 12% in '97.

      ES operating margin was 20.3% in '99, 19.8% in '98 and 21.1% in '97. ES operating margin improved due to operating efficiencies slightly offset by investments in new products and acquisitions as well as the Company's integration and repositioning of several products and businesses.

      ES' revenue shown above includes the pretax equivalent of interest earned on funds collected from clients as part of the Company's integrated payroll and payroll tax filing services. The pretax equivalent has been calculated at a standard rate of 6%.

Brokerage Services

Brokerage Services' revenue growth of 5% was impacted by the dispositions of the front-office business and several other small non-strategic businesses. In the absence of acquisitions and dispositions, revenue growth would have been about 20% in '99, compared to 22% in '98 and 12% in '97.

      The Brokerage Services operating margin was 19% in `99 compared to 15% in `98 and 14% in `97. The improved margin resulted from the disposition of several unprofitable businesses and strong trading activity.

      In `99 the Company divested the $150 million revenue front-office "market data" business and as part of the agreement took a minority investment in the acquiring company.

Dealer Services

Dealer Services' revenues grew 7% in '99, compared to 7% in '98 and 17% in '97. In the absence of acquisitions and dispositions, '99 revenue growth would have been 7%, compared to 8% in '98 and 6% in '97. Dealer Services' operating margin increased to 15% in fiscal '99 compared to 14% in '98 and 17% in '97. Dealer Services' operating margin improved primarily in North America resulting from operating efficiencies.

Other

The primary components of "Other" revenues are claims services, interest income, foreign exchange differences, and miscellaneous processing services. In addition, "Other" revenues have been reduced to adjust for the difference between actual interest income earned on invested tax filing funds and income credited to Employer Services at a standard rate of 6%.

      During fiscal '99 the Company sold its Peachtree Software and Brokerage Services front-office business, and decided to exit several other businesses and contracts. The combination of these transactions and certain other charges resulted in an approximately $37 million reduction in general, administrative and selling expenses and a $40 million provision for income taxes.

      Additionally, '99 includes approximately $21 million of transaction costs and other adjustments in general, administrative and selling expenses, ($14 million after-tax) recorded by Vincam prior to the March 1999 pooling transaction.

      During '97, the Company recorded approximately $29 million of net non-recurring pretax charges. Included in the pretax charges was an approximately $18 million charge reflecting the Company's settlement with the Federal Trade Commission and net pretax charges of approximately $11 million related to the Brokerage Services front-office business.

      In each of the past three years, investments in systems development and programming have increased to accelerate automation, migrate to new computing technologies, address Year 2000 compliance, and develop new products.

      The majority of the Company's services involve computer processing and, as such, the Year 2000 could have a significant impact on the Company's products and services. As a result, the Company has worked for several years addressing both internal and third-party Year 2000 compliance issues.

      The majority of the Company's mission-critical systems are Year 2000 compliant and the few remaining systems, primarily from recent acquisitions, are expected to be compliant before the end of the calendar year. In addition, the Company has been actively working with external agencies and partners, including government agencies, to determine and conform to their Year 2000 compliance plans. Third-party interface testing and resolution of Year 2000 issues with external agencies and partners are dependent upon those third parties completing their own Year 2000 remediation efforts.

      The cost of Year 2000 remediation is not expected to have a material adverse effect on the Company's overall results, as these costs are not expected to be substantially different from normal recurring costs that are incurred for systems development and implementation.

      In '99, the Company's effective tax rate was approximately 35.7%. Excluding the impact of the non-recurring charges associated with certain acquisitions, dispositions and other activities, the effective tax rate was 33.2%, up from 31.7% in '98 and 29.1% in '97. The increasing rate is primarily a result of non-taxable investment income declining as a percentage of pretax income.

      For '00, ADP is planning another record year with double-digit growth in revenues, and diluted earnings per share growth in the range of 13% to 15% over '99 results prior to non-recurring items.

      Additional comments and operating results are included in the Letter to Shareholders on pages 3 through 4 and in the business descriptions presented on pages 6 through 13.

Financial Condition

ADP's financial condition and balance sheet remain exceptionally strong. At June 30, 1999, cash and marketable securities approximated $2.2 billion. Shareholders' equity exceeded $4.0 billion, and return on average equity for the year was about 19%. The ratio of long-term debt to equity at June 30, 1999 was 4%.

      Cash flow from operating activities exceeded $850 million in '99 with another excellent year expected in '00.

      In '99, 2.6 million shares of common stock were purchased at an average price of approximately $33 as part of an ongoing program to fund equity-related employee benefits. The Board of Directors has authorized the purchase of up to
14.5 million additional shares.

      In '99, zero coupon convertible subordinated notes were converted to about
2.6 million shares of common stock.

      During '99, the Company purchased several businesses for approximately $107 million in cash. The cost of acquisitions in '98 and '97 aggregated $351 million and $128 million, respectively.

      In March 1999, the Company issued 7.2 million shares of common stock to acquire Vincam, a leading PEO providing a suite of human resource functions to small- and medium-sized employers on an outsourced basis, in a pooling of interests transaction.

      The Company also acquired several businesses in fiscal '99 (subsequent to the Vincam acquisition), '98 and '97 in pooling of interests transactions in exchange for approximately 4 million, 1 million, and 6 million shares of common stock, respectively. The Company's consolidated financial statements were not restated because in the aggregate these transactions were not material.

      Capital expenditures during '99 were approximately $178 million following investments of $202 million in '98 and $178 million in '97. Capital spending in fiscal '00 should approximate $215 million.

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

Market Price, Dividend Data and Other

The market price of the Company's common stock (symbol: AUD) based on New York Stock Exchange composite transactions and cash dividends per share declared during the past two years have been:

------------------------------------------------------------------
                                 Price Per Share
                              ----------------------     Dividends
Fiscal 1999 quarter ended       High          Low        Per Share
                              ----------------------     ---------
June 30                       $46 7/8      $39 1/16       $.07625
March 31                       42 5/8       36 1/4         .07625
December 31                    42 5/32      32 23/32       .07625
September 30                   40 7/32      31 3/4         .06625
------------------------------------------------------------------

Fiscal 1998 quarter ended

June 30                       $36 7/16     $30 13/16      $.06625
March 31                       35 11/32     28 25/32       .06625
December 31                    31 11/32     23 11/16       .06625
September 30                   25 7/32      22 3/16         .0575
------------------------------------------------------------------

      As of June 30, 1999 there were approximately 33,000 holders of record of the Company's common stock. Approximately 190,000 additional holders have their stock in "street name."

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

Statements of Consolidated Earnings

Automatic Data Processing, Inc. and Subsidiaries

--------------------------------------------------------------------------------------------
(In thousands, except per share amounts)
Years ended June 30,                                          1999         1998         1997
                                                        ----------   ----------   ----------
Revenues, other than PEO                                $5,379,758   $4,789,236   $4,109,708
PEO revenues (net of pass-through costs of $1,748,841
$1,293,866 and $723,429, respectively)                     160,383      136,720       83,739
                                                        ----------   ----------   ----------
Total revenues                                           5,540,141    4,925,956    4,193,447
                                                        ----------   ----------   ----------

Operating expenses                                       2,376,172    2,149,343    1,765,959
General, administrative and selling expenses             1,375,192    1,237,403    1,150,121
Systems development and programming costs                  412,380      376,485      297,794
Depreciation and amortization                              272,807      247,625      224,910
Interest expense                                            19,090       24,383       28,224
                                                        ----------   ----------   ----------
                                                         4,455,641    4,035,239    3,467,008
                                                        ----------   ----------   ----------

Earnings before income taxes                             1,084,500      890,717      726,439
Provision for income taxes                                 387,660      282,455      211,195
                                                        ----------   ----------   ----------
Net earnings                                            $  696,840   $  608,262   $  515,244
                                                        ----------   ----------   ----------
                                                        ----------   ----------   ----------

Basic earnings per share                                $     1.13   $     1.01   $      .88
                                                        ----------   ----------   ----------
Diluted earnings per share                              $     1.10   $      .98   $      .85
                                                        ----------   ----------   ----------

Basic shares outstanding                                   615,630      600,803      588,112
                                                        ----------   ----------   ----------
Diluted shares outstanding                                 636,892      628,196      620,117
                                                        ----------   ----------   ----------
                                                        ----------   ----------   ----------
--------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

Consolidated Balance Sheets

Automatic Data Processing, Inc. and Subsidiaries

----------------------------------------------------------------------------------------------
(In thousands, except per share amounts)
June 30,                                                                   1999           1998
                                                                    -----------    -----------
Assets
Current assets:
   Cash and cash equivalents                                        $   861,280    $   763,063
   Short-term marketable securities                                     231,214        144,936
   Accounts receivable                                                  860,836        751,609
   Other current assets                                                 240,927        220,926
                                                                    -----------    -----------
      Total current assets                                            2,194,257      1,880,534

Long-term marketable securities                                       1,076,546        765,272
Long-term receivables                                                   213,413        177,946
Property, plant and equipment -- at cost:
   Land and buildings                                                   400,189        388,315
   Data processing equipment                                            550,757        702,268
   Furniture, leaseholds and other                                      449,862        436,040
                                                                    -----------    -----------
                                                                      1,400,808      1,526,623
   Less accumulated depreciation                                       (821,514)      (936,309)
                                                                    -----------    -----------
                                                                        579,294        590,314
Other assets                                                            228,936        168,609
Intangibles                                                           1,532,374      1,660,192
                                                                    -----------    -----------
                                                                    $ 5,824,820    $ 5,242,867
                                                                    -----------    -----------
                                                                    -----------    -----------

Liabilities and Shareholders' Equity
Current liabilities:
   Notes payable                                                    $    66,952    $   239,811
   Accounts payable                                                     130,456        126,207
   Accrued expenses and other current liabilities                       952,326        834,187
   Income taxes                                                         136,659         54,266
                                                                    -----------    -----------
      Total current liabilities                                       1,286,393      1,254,471

Long-term debt                                                          145,765        192,063
Other liabilities                                                       132,081        104,142
Deferred income taxes                                                   138,236        147,397
Deferred revenue                                                        114,404        105,347
Shareholders' equity:
   Preferred stock, $1.00 par value:
      Authorized, 300 shares; issued, none                                   --             --
   Common stock, $.10 par value:
      Authorized, 1,000,000 shares; issued, 628,576 shares               62,858         62,858
   Capital in excess of par value                                       421,333        476,686
   Retained earnings                                                  3,848,421      3,372,247
   Treasury stock -- at cost 4,949 and 17,188 shares, respectively     (189,204)      (370,724)
   Accumulated other comprehensive income                              (135,467)      (101,620)
                                                                    -----------    -----------
      Total shareholders' equity                                      4,007,941      3,439,447
                                                                    -----------    -----------
                                                                    $ 5,824,820    $ 5,242,867
                                                                    -----------    -----------
                                                                    -----------    -----------
----------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

Statements of Consolidated Shareholders' Equity

Automatic Data Processing, Inc. and Subsidiaries

-----------------------------------------------------------------------------------------------------------------------------------
(In thousands, except per share amounts)
                                                                                                                        Accumulated
                                            Common Stock     Capital in                                                       Other
                                        -------------------   Excess of     Retained       Treasury   Comprehensive   Comprehensive
                                         Shares      Amount   Par Value     Earnings          Stock          Income          Income
                                        --------------------------------------------------------------------------------------------
Balance, July 1, 1996                   628,554     $62,856    $307,283   $2,532,067      $(581,725)                      $ (11,013)
Net earnings                                 --          --          --      515,244             --       $ 515,244              --
Currency translation                                                                                        (61,523)        (61,523)
Unrealized loss on securities                                                                                (1,003)         (1,003)
                                                                                                          ---------
Comprehensive income                                                                                      $ 452,718              --
                                                                                                          ---------
                                                                                                          ---------
Employee stock plans and
  related tax benefits                       --          --      83,286           --         44,204                              --
Treasury stock acquired (4,241 shares)       --          --      (8,972)          --        (85,532)                             --
Acquisitions (5,956 shares)                  --          --     (35,390)         679         35,727                              --
Debt conversion (1,258 shares)               22           2      13,138           --         10,162                              --
Dividends ($.2225 per share)                 --          --          --     (129,814)            --                              --
Other transactions                           --          --          --         (261)            --                              --
                                        --------------------------------------------------------------------------------------------

Balance, June 30, 1997                  628,576      62,858     359,345    2,917,915       (577,164)                        (73,539)
Net earnings                                 --          --          --      608,262             --       $ 608,262              --
Currency translation                                                                                        (26,531)        (26,531)
Unrealized loss on securities                                                                                (1,550)         (1,550)
                                                                                                          ---------
Comprehensive income                                                                                      $ 580,181              --
                                                                                                          ---------
                                                                                                          ---------
Employee stock plans and
  related tax benefits                       --          --      68,050           --         61,714                              --
Treasury stock acquired (1,792 shares)       --          --          --           --        (40,907)                             --
Acquisitions (1,911 shares)                  --          --     (15,841)      (1,004)        29,431                              --
Debt conversion (11,850 shares)              --          --      64,583           --        156,202                              --
Dividends ($.25625 per share)                --          --          --     (152,888)            --                              --
Other transactions                           --          --         549          (38)            --                              --
                                        --------------------------------------------------------------------------------------------

Balance, June 30, 1998                  628,576      62,858     476,686    3,372,247       (370,724)                       (101,620)
Net earnings                                 --          --          --      696,840             --       $ 696,840              --
Currency translation                                                                                        (47,674)        (47,674)
Unrealized gain on securities                                                                                13,827          13,827
                                                                                                          ---------
Comprehensive income                                                                                      $ 662,993              --
                                                                                                          ---------
                                                                                                          ---------
Employee stock plans and
  related tax benefits                       --          --      44,163           --         95,086                              --
Treasury stock acquired (2,550 shares)       --          --          --           --        (85,365)                             --
Acquisitions (4,316 shares)                  --          --     (97,594)     (39,533)       119,583                              --
Debt conversion (2,623 shares)               --          --      (1,922)          --         52,216                              --
Dividends ($.295 per share)                  --          --          --     (181,133)            --                              --
                                        --------------------------------------------------------------------------------------------
Balance, June 30, 1999                  628,576     $62,858    $421,333   $3,848,421      $(189,204)                      $(135,467)
                                        -------------------    --------   ----------      ---------                       ---------
-----------------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

Statements of Consolidated Cash Flows

Automatic Data Processing, Inc. and Subsidiaries

------------------------------------------------------------------------------------------------------
(In thousands)
Years ended June 30,                                            1999            1998            1997
                                                             -----------------------------------------
Cash Flows From Operating Activities
Net earnings                                                 $ 696,840       $ 608,262       $ 515,244
Adjustments to reconcile net earnings to net cash flows
provided by operating activities:
  Depreciation and amortization                                272,807         247,625         224,910
  Deferred income taxes                                        (23,235)         (3,020)        (35,767)
  Increase in receivables and other assets                    (155,132)       (207,819)       (157,860)
  Increase in accounts payable and accrued expenses             20,698          47,931          51,440
  Other                                                         41,883          90,374          81,580
                                                             ---------       ---------       ---------
    Net cash flows provided by operating activities            853,861         783,353         679,547
                                                             ---------       ---------       ---------

Cash Flows From Investing Activities
Purchase of marketable securities                             (608,300)       (617,669)       (659,835)
Proceeds from sale of marketable securities                    276,992         550,405         627,176
Capital expenditures                                          (177,700)       (202,169)       (177,861)
Additions to intangibles                                       (62,360)        (95,797)        (15,321)
Acquisitions of businesses, net of cash acquired              (107,317)       (338,436)       (118,223)
Disposals of businesses                                        276,035          59,171          39,529
Other                                                           10,590          13,634          38,433
                                                             ---------       ---------       ---------
    Net cash flows used in investing activities               (392,060)       (630,861)       (266,102)
                                                             ---------       ---------       ---------

Cash Flows From Financing Activities
Payments of debt                                              (289,141)         (7,681)         (3,371)
Proceeds from issuance of notes                                 91,696         120,986          47,731
Repurchases of common stock                                    (85,365)        (40,907)       (127,709)
Proceeds from issuance of common stock                         100,359          81,111          98,244
Dividends paid                                                (181,133)       (152,888)       (129,814)
Other                                                               --          (1,845)         (3,920)
                                                             ---------       ---------       ---------
    Net cash flows used in financing activities               (363,584)         (1,224)       (118,839)
                                                             ---------       ---------       ---------

Net change in cash and cash equivalents                         98,217         151,268         294,606
Cash and cash equivalents, at beginning of period              763,063         611,795         317,189
                                                             ---------       ---------       ---------
Cash and cash equivalents, at end of period                  $ 861,280       $ 763,063       $ 611,795
                                                             ---------       ---------       ---------
                                                             ---------       ---------       ---------
------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Years ended June 30, 1999, 1998 and 1997

Note 1. Summary of
Significant Accounting Policies

A. Consolidation and Basis of Preparation. The consolidated financial statements include the financial results of Automatic Data Processing, Inc. and its majority-owned subsidiaries. Intercompany balances and transactions have been eliminated in consolidation.

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

C. Marketable Securities. Marketable securities consist primarily of high-grade fixed income investments. All of the Company's marketable securities are considered to be "available-for-sale" and, accordingly, are carried on the balance sheet at fair market value, which approximates cost. Gains/losses from the sale of marketable securities have not been material. Approximately $423 million of the Company's long-term marketable securities mature in 1-2 years, $276 million in 2-3 years, $216 million in 3-4 years, and the remainder in 5-7 years.

D. Property, Plant and Equipment. Property, plant and equipment is depreciated over the estimated useful lives of the assets by the straight-line method. Leasehold improvements are amortized over the shorter of the term of the lease or the estimated useful lives of the improvements.

      The estimated useful lives of assets are primarily as follows:

--------------------------------------------------------------------------------
Data processing equipment                                           2 to 3 years
--------------------------------------------------------------------------------
Buildings                                                         20 to 40 years
--------------------------------------------------------------------------------
Furniture and fixtures                                              3 to 7 years
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

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

F. Revenue Recognition. Service revenues, including monthly license, maintenance and other fees, are recognized as services are provided. Prepaid software licenses and the gross profit on the sale of hardware is recognized in revenue primarily at installation and client acceptance with a portion deferred and recognized on a straight-line basis over the initial contract period. Professional Employer Organization (PEO) revenues are net of pass-through costs, which include wages and taxes.

G. Foreign Currency Translation. The net assets of the Company's foreign subsidiaries are translated into U.S. dollars based on exchange rates in effect at the end of each period, and revenues and expenses are translated at average exchange rates during the periods. Currency transaction gains or losses, which are included in the results of operations, are immaterial for all periods presented. Gains or losses from balance sheet translation are included in other comprehensive income on the balance sheet.

H. Earnings Per Share (EPS). As of January 1, 1999, the Company had a two-for-one stock split. All per share earnings, dividends and references to common stock give effect to this split. The calculation of basic and diluted EPS is as follows:

--------------------------------------------------------------------------------
(In thousands, except EPS)

                                            Effect of
                                          zero coupon    Effect of
                                         subordinated        stock
                                  Basic         notes      options       Diluted
                               --------      --------     --------      --------
1999
Net earnings                   $696,840      $  3,607     $     --      $700,447
Average shares                  615,630         5,956       15,306       636,892
EPS                            $   1.13                                 $   1.10
                               --------      --------     --------      --------

1998
Net earnings                   $608,262      $  7,833     $     --      $616,095
Average shares                  600,803        14,030       13,363       628,196
EPS                            $   1.01                                 $    .98
                               --------      --------     --------      --------

1997
Net earnings                   $515,244      $ 11,302     $     --      $526,546
Average shares                  588,112        19,372       12,633       620,117
EPS                            $    .88                                 $    .85
                               --------      --------     --------      --------
                               --------      --------     --------      --------
--------------------------------------------------------------------------------

I. Reclassification of Prior Financial Statements. Certain reclassifications have been made to previous years' financial statements to conform to current classifications.

Note 2. Acquisitions and Dispositions

In March 1999, the Company issued 7.2 million shares of common stock to acquire The Vincam Group (Vincam), a leading PEO providing a suite of human resource functions to small- and medium-sized employers on an outsourced basis, in a pooling of interests transaction. Premerger results of the companies were as follows:

--------------------------------------------------------------------------------
(In thousands except for EPS)

                          Total revenues                   Net earnings
                   -----------------------------   -----------------------------
                   First Nine Months               First Nine Months
                       of 1999              1998       of 1999              1998
                   -----------------------------   -----------------------------
ADP                   $3,966,754      $4,798,061      $  516,551      $  605,300
Vincam                   102,700         127,895         (11,500)          2,962
                      --------------------------      --------------------------
As restated           $4,069,454      $4,925,956      $  505,051      $  608,262
                      --------------------------      --------------------------
                      --------------------------      --------------------------
--------------------------------------------------------------------------------

Automatic Data Processing, Inc. and Subsidiaries

      During fiscal 1999, 1998 and 1997, the Company purchased several businesses for approximately $107 million, $351 million (including $13 million in common stock) and $128 million (including $7 million in common stock and $3 million in liabilities) respectively, net of cash acquired. The results of these acquired businesses are included from the date of acquisition.

      The Company also acquired several businesses in fiscal 1999 (subsequent to the Vincam acquisition), 1998 and 1997 in pooling of interests transactions in exchange for approximately 4.3 million, .9 million and 5.7 million shares of common stock, respectively. The Company's consolidated financial statements were not restated because in the aggregate these transactions were not material.

      Additionally, in fiscal 1999 and 1998, the Company sold several businesses with annual revenues of approximately $270 million and $95 million, respectively. As part of the 1999 business dispositions, the Company received $90 million of convertible preferred stock which is included in other assets. The $90 million approximates fair value.

Note 3. Non-recurring Items

During fiscal 1999 the Company sold its Peachtree Software and Brokerage Services front office "market data" businesses and decided to exit several other businesses and contracts. The combination of these transactions and certain other non-recurring charges resulted in a net pretax gain of approximately $37 million and a $40 million provision for income taxes.

      Additionally, 1999 also includes approximately $21 million of transaction costs and other non-recurring adjustments ($14 million after-tax) recorded by Vincam prior to the March 1999 pooling transaction.

      In the fourth quarter of fiscal 1997, the Company reached a settlement with the Federal Trade Commission resulting in a pretax loss of approximately $18 million. In the fourth quarter of fiscal 1997, the Company also recorded a non-taxable gain of approximately $19 million and a provision of approximately $31 million ($19 million after-tax) to reduce product lines and platforms and consolidate data centers.

Note 4. Receivables

Accounts receivable is net of an allowance for doubtful accounts of $46 million at both June 30, 1999 and 1998.

      The Company finances the sale of computer systems to certain of its clients. These finance receivables, most of which are due from automobile and truck dealerships, are reflected in the consolidated balance sheets as follows:

--------------------------------------------------------------------------------
(In thousands)
June 30,                          1999                          1998
                          -----------------------       -----------------------
                           Current      Long-term        Current      Long-term
                          -----------------------       -----------------------
Receivables               $147,274       $259,585       $135,265       $217,644
Less:
  Allowance for
    doubtful accounts      (14,196)       (16,556)       (15,738)       (14,432)
  Unearned income          (26,776)       (29,616)       (24,072)       (25,266)
                          -----------------------       -----------------------
                          $106,302       $213,413       $ 95,455       $177,946
                          -----------------------       -----------------------
                          -----------------------       -----------------------
--------------------------------------------------------------------------------

      Unearned income from finance receivables represents the excess of gross receivables over the sales price of the computer systems financed. Unearned income is amortized using the interest method to maintain a constant rate of return on the net investment over the term of each contract.

      Long-term receivables at June 30, 1999 mature as follows:

--------------------------------------------------------------------------------
(In thousands)
2001                                                                    $111,597
2002                                                                      78,779
2003                                                                      49,336
2004                                                                      17,977
2005                                                                       1,599
Thereafter                                                                   297
                                                                        --------
                                                                        $259,585
                                                                        --------
                                                                        --------
--------------------------------------------------------------------------------

Note 5. Intangible Assets

Components of intangible assets are as follows:

--------------------------------------------------------------------------------
(In thousands)
June 30,                                              1999                 1998
                                               -----------          -----------
Goodwill                                       $ 1,215,179          $ 1,285,886
Other                                              978,240              942,786
                                               -----------          -----------
                                                 2,193,419            2,228,672
Less accumulated amortization                     (661,045)            (568,480)
                                               -----------          -----------
                                               $ 1,532,374          $ 1,660,192
                                               -----------          -----------
                                               -----------          -----------
--------------------------------------------------------------------------------

      Other intangibles consist primarily of purchased rights (acquired directly or through acquisitions) to provide data processing services to various groups of clients (amortized over periods from 5 to 36 years) and purchased software (amortized over periods from 3 to 10 years). Amortization of intangibles totaled $126 million for fiscal 1999, $103 million for 1998 and $92 million for 1997.

Note 6. Debt

Components of long-term debt are as follows:

--------------------------------------------------------------------------------
(In thousands)
June 30,                                                  1999             1998
                                                     ---------        ---------
Zero coupon convertible subordinated
  notes (5 1/4% yield)                               $  97,705        $ 142,953
Industrial revenue bonds
  (with fixed and variable interest rates
  from 3.3% to 5.5%)                                    37,267           38,040
Other                                                   11,876           16,711
                                                     ---------        ---------
                                                       146,848          197,704
Less current portion                                    (1,083)          (5,641)
                                                     ---------        ---------
                                                     $ 145,765        $ 192,063
                                                     ---------        ---------
                                                     ---------        ---------
--------------------------------------------------------------------------------

Automatic Data Processing, Inc. and Subsidiaries

      The zero coupon convertible subordinated notes have a face value of approximately $190 million at June 30, 1999, and mature February 20, 2012, unless converted or redeemed earlier. At June 30, 1999, the notes were convertible into approximately 4.9 million shares of the Company's common stock. The notes are callable at the option of the Company, and the holders of the notes can convert into common stock at any time or require redemption in 2002 and 2007. During fiscal 1999 and 1998, approximately $101 million and $458 million face value of notes were converted or redeemed. As of June 30, 1999 and 1998, the quoted market prices for the zero coupon notes were approximately $197 million and $267 million, respectively. The fair value of the other debt included above, based on available market information, approximates its carrying value.

      Long-term debt repayments are due as follows:

--------------------------------------------------------------------------------
(In thousands)
2001                                                                    $  8,768
2002                                                                       1,400
2003                                                                          76
2004                                                                          81
2005                                                                       1,000
Thereafter                                                               134,440
                                                                        --------
                                                                        $145,765
                                                                        --------
                                                                        --------
--------------------------------------------------------------------------------

      During fiscal 1999 and 1998, the average interest rate for notes payable was 4.3% and 3.8%, respectively.

      Interest payments were approximately $12 million in both fiscal 1999 and 1998, and $10 million in fiscal 1997.

Note 7. Payroll and Payroll Tax Filing Services

As part of its integrated payroll and payroll tax filing services, the Company collects funds for federal, state and local employment taxes from approximately 330,000 clients, files annually over 16 million returns, handles all regulatory correspondence, amendments, and penalty and interest disputes, remits the funds to the appropriate tax agencies, and handles other employer-related services. In addition to fees paid by clients for these services, the Company receives interest during the interval between the receipt and disbursement of funds by investing the funds primarily in fixed income instruments. The amount of collected but unremitted funds for the Company's payroll and tax filing and certain other services varies significantly during the year and averaged approximately $5.9 billion in fiscal 1999, $5.2 billion in fiscal 1998 and $4.5 billion in fiscal 1997. The amount of such funds was $7.0 billion as of June 30, 1999 and $6.5 billion as of June 30, 1998. In June 1999, the Company entered into interest rate swap agreements in the notional amount of $400 million for twelve months. Interest on collected but unremitted funds amounted to approximately $269 million in fiscal 1999, $246 million in 1998 and $213 million in 1997.

Note 8. Employee Benefit Plans

A. Stock Plans. The Company has stock option plans which provide for the issuance to eligible employees of incentive and non-qualified stock options, which may expire as much as 10 years from the date of grant, at prices not less than the fair market value on the date of grant. At June 30, 1999, there were 8,500 participants in the plans. The aggregate purchase price for options outstanding at June 30, 1999 was approximately $1.1 billion. The options expire at various points between 1999 and 2009.

      A summary of changes in the stock option plans for the three years ended June 30, 1999 is as follows:

---------------------------------------------------------------------------------------------
(In thousands, except per share amounts)

                                       Number of options               Weighted average price
                               ----------------------------------      ----------------------
Years ended June 30,            1999          1998          1997       1999     1998     1997
                               ----------------------------------      ----------------------
Options outstanding,
  beginning of year            45,596        43,176        45,846       $18      $15      $12
Options granted                11,616        11,377         7,346       $38      $29      $23
Options exercised              (6,154)       (5,970)       (5,913)      $12      $10      $ 9
Options canceled               (3,591)       (2,987)       (4,103)      $24      $18      $14
                               ----------------------------------
Options outstanding,
  end of year                  47,467        45,596        43,176       $24      $18      $15
                               ----------------------------------
Options exercisable,
  end of year                  16,898        14,820        14,525       $15      $11      $ 9
                               ----------------------------------
Shares available for
  future grants,
  end of year                   1,691         9,358        17,441
                               ----------------------------------
Shares reserved for
  issuance under
  stock option plans           49,158        54,954        60,617
                               ----------------------------------
                               ----------------------------------
---------------------------------------------------------------------------------------------

      Summarized information about stock options outstanding as of June 30, 1999 is as follows:

---------------------------------------------------------------------------------------------
                              Outstanding                                 Exercisable
---------------------------------------------------------------------------------------------
Exercise                              Remaining       Average                        Average
Price              No. of options          Life      Exercise      No. of options   Exercise
Range               (in thousands)    (in years)        Price       (in thousands)     Price
---------------------------------------------------------------------------------------------
Under $15                  13,129           3.6           $11              10,128        $10
$15 to $20                  8,540           6.3           $18               3,660        $18
$20 to $25                  5,486           7.7           $23               1,287        $23
$25 to $30                  6,699           8.4           $27               1,105        $27
$30 to $35                  2,908           8.9           $32                 450        $32
Over $35                   10,705           9.4           $40                 268        $43
---------------------------------------------------------------------------------------------

      The Company has stock purchase plans under which eligible employees have the ability to purchase shares of common stock at 85% of the lower of market value as of the date of purchase election or end of the plans. Approximately 3.0 million and 3.3 million shares are scheduled for issuance on December 31, 2000 and 1999, respectively. Approximately 3.2 million and 3.6 million shares were issued during the years ended June 30, 1999 and 1998, respectively. At June 30, 1999 and 1998, there were approximately 9.5 million and 11.0 million shares, respectively, reserved for purchase under the plans. Included in liabilities as of June 30, 1999 and 1998 are employee stock purchase plan withholdings of approximately $72 million and $63 million, respectively.

Automatic Data Processing, Inc. and Subsidiaries

      The Company follows APB 25 to account for its stock plans. The pro forma net income impact of options and stock purchase plan rights granted subsequent to July 1, 1995 is shown below. The fair value for these instruments was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

--------------------------------------------------------------------------------
Years ended June 30,                       1999            1998            1997
                                      ---------       ---------       ---------
Risk-free interest rate                 4.5-5.7%        5.4-6.3%        5.8-6.6%
Dividend yield                              1.0%            1.0%        1.0-1.1%
Volatility factor                     19.7-21.8%      13.9-17.4%      12.7-13.2%
Expected life:
Options                                     6.3             6.2             6.2
Purchase rights                             2.0             2.0             2.0
Weighted average fair value:
Options                                  $11.63          $ 7.99           $6.22
Purchase rights                          $12.29          $10.72           $5.97
                                      ---------       ---------       ---------
                                      ---------       ---------       ---------
--------------------------------------------------------------------------------

      The Company's pro forma information, amortizing the fair value of the stock options and stock purchase plan rights issued subsequent to July 1, 1995 over their vesting period, is as follows:

--------------------------------------------------------------------------------
(In millions, except per share amounts)
Years ended June 30,                            1999          1998          1997
                                            --------      --------      --------
Pro forma net earnings                      $    638      $    569      $    495
Pro forma basic earnings per share          $   1.04      $    .95      $    .84
Pro forma diluted earnings per share        $   1.01      $    .92      $    .81
                                            --------      --------      --------
                                            --------      --------      --------
--------------------------------------------------------------------------------

      The Company has a restricted stock plan under which shares of common stock have been sold for nominal consideration to certain key employees. These shares are restricted as to transfer and in certain circumstances must be resold to the Company at the original purchase price. The restrictions lapse over periods of up to six years. During the years ended June 30, 1999, 1998 and 1997, the Company issued 121,400, 261,000 and, 257,600 restricted shares, respectively.

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

      The plans' funded status is as follows:

--------------------------------------------------------------------------------
(In thousands)
June 30,                                                   1999            1998
                                                      ---------       ---------
Change in plan assets:
Funded plan assets at market value at
  beginning of year                                   $ 306,900       $ 245,300
Actual return on plan assets                             34,600          41,100
Employer contributions                                   19,200          25,500
Benefits paid                                            (6,200)         (5,000)
                                                      ---------       ---------
Funded plan assets at market value at
  end of year                                         $ 354,500       $ 306,900
                                                      ---------       ---------
                                                      ---------       ---------
Change in benefit obligation:
Benefit obligation at beginning of year               $ 231,300       $ 180,100
Service cost                                             23,400          18,000
Interest cost                                            16,400          14,500
Actuarial (gain) loss                                    (8,500)         23,700
Benefits paid                                            (6,200)         (5,000)
                                                      ---------       ---------
Projected benefit obligation end of year              $ 256,400       $ 231,300
                                                      ---------       ---------
                                                      ---------       ---------
Plan assets in excess of projected benefits           $  98,100       $  75,600
Prior service cost                                         (700)         (1,600)
Transition obligation                                       700           1,000
Unrecognized net actuarial (gain) loss due to
  different experience than assumed                     (14,900)          4,400
                                                      ---------       ---------
Prepaid pension cost                                  $  83,200       $  79,400
                                                      ---------       ---------
                                                      ---------       ---------
--------------------------------------------------------------------------------

      The components of net pension expense were as follows:

--------------------------------------------------------------------------------
(In thousands)
Years ended June 30,                         1999           1998           1997
                                         --------       --------       --------
Service cost - benefits earned
  during the period                      $ 23,400       $ 18,000       $ 15,500
Interest cost on projected benefits        16,400         14,500         11,800
Expected return on plan assets            (24,500)       (21,300)       (16,700)
Net amortization and deferral                (700)          (700)          (300)
                                         --------       --------       --------
                                         $ 14,600       $ 10,500       $ 10,300
                                         --------       --------       --------
                                         --------       --------       --------
--------------------------------------------------------------------------------

      Assumptions used to develop the actuarial present value of benefit obligations generally were:

--------------------------------------------------------------------------------
Years ended June 30,                           1999          1998          1997
                                               ----          ----          ----
Discount rate                                  7.50%         7.25%         7.75%
Expected long-term rate on assets              8.75%          8.5%          8.5%
Increase in compensation levels                 6.0%          6.0%          6.0%
                                               ----          ----          ----
                                               ----          ----          ----
--------------------------------------------------------------------------------

C. Retirement and Savings Plan. The Company has a 401(k) retirement and savings plan which allows eligible employees to contribute up to 16% of their compensation annually. The Company matches a portion of this contribution which amounted to approximately $26 million, $22 million and $19 million for calendar years 1998, 1997 and 1996, respectively.

Automatic Data Processing, Inc. and Subsidiaries

Note 9. Income Taxes

The Company accounts for its income taxes using the asset and liability approach. Deferred taxes reflect the tax consequences on future years of differences between the financial reporting and tax bases of assets and liabilities.

      The provision for income taxes consists of the following components:

--------------------------------------------------------------------------------
(In thousands)
Years ended June 30,                   1999              1998              1997
                                  ---------         ---------         ---------
Current:
  Federal                         $ 296,397         $ 198,932         $ 171,930
  Non-U.S                            66,440            41,209            37,090
  State                              48,058            45,334            37,942
                                  ---------         ---------         ---------
  Total current                     410,895           285,475           246,962

Deferred:
  Federal                            (6,045)           (4,145)          (30,192)
  Non-U.S                           (15,175)            3,115             4,360
  State                              (2,015)           (1,990)           (9,935)
                                  ---------         ---------         ---------
  Total deferred                    (23,235)           (3,020)          (35,767)
                                  ---------         ---------         ---------
                                  $ 387,660         $ 282,455         $ 211,195
                                  ---------         ---------         ---------
                                  ---------         ---------         ---------
--------------------------------------------------------------------------------

      At June 30, 1999 and 1998, the Company had gross deferred tax assets of approximately $168 million and $134 million, respectively, consisting primarily of operating expenses not currently deductible for tax return purposes. Valuation allowances approximated $23 million as of June 30, 1999 and 1998. Gross deferred tax liabilities approximated $277 million and $256 million, as of June 30, 1999 and June 30, 1998, respectively, consisting primarily of differences in the accounting and tax values of certain fixed and intangible assets.

      Income tax payments were approximately $270 million in 1999, $247 million in 1998, and $201 million in 1997.

      A reconciliation between the Company's effective tax rate and the U.S. federal statutory rate is as follows:

--------------------------------------------------------------------------------------------------------
(In thousands, except percentages)
Years ended June 30,                       1999        %           1998        %           1997        %
                                      ------------------      ------------------      ------------------
Provision for taxes
  at statutory rate                   $ 379,600     35.0      $ 311,800     35.0      $ 254,300     35.0
Increase (decrease)
  in provision from:
    Investments in
    municipals and
    preferred stock                     (68,360)    (6.3)       (68,670)    (7.7)       (62,200)    (8.6)

    State taxes, net
    of federal tax
    benefit                              29,930      2.8         28,119      3.2         18,209      2.5

    Other*                               46,490      4.2         11,206      1.2            886      0.2
                                      ------------------      ------------------      ------------------
                                      $ 387,660     35.7      $ 282,455     31.7      $ 211,195     29.1
                                      ------------------      ------------------      ------------------
                                      ------------------      ------------------      ------------------
--------------------------------------------------------------------------------------------------------

* Includes impact of certain acquisitions, dispositions and other non-recurring adjustments.

Note 10. Commitments and Contingencies

The Company and its subsidiaries have various facilities and equipment lease obligations. Total rental expense was approximately $202 million in 1999, $174 million in 1998 and $166 million in 1997, with minimum lease commitments under operating leases as follows:

--------------------------------------------------------------------------------
(In millions)

Years ending June 30,
2000                                                                        $194
2001                                                                         143
2002                                                                          92
2003                                                                          57
2004                                                                          36
Thereafter                                                                    96
                                                                            ----
                                                                            $618
                                                                            ----
                                                                            ----
--------------------------------------------------------------------------------

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

Note 11. Financial Data By Segment

Employer Services, Brokerage Services and Dealer Services are the Company's largest business units. ADP evaluates performance of its business units based on recurring operating results before interest, income taxes and foreign currency gains and losses. Certain revenues and expenses are charged to business units at a standard rate for management and motivation reasons. Goodwill amortization is charged to business units at an accelerated rate to act as a surrogate for the cost of capital for acquisitions. Revenues on invested client funds are credited to Employer Services at a standard rate of 6%. Business unit assets exclude cash, marketable securities and goodwill. Other consists primarily of Claims Services, corporate expenses, non-recurring items and the above-mentioned reconciling items.

----------------------------------------------------------------------------------------------------------------
(In millions)                           Employer        Brokerage           Dealer
Year ended June 30, 1999                Services         Services         Services            Other        Total
                                        --------        ---------         --------          -------      -------
Revenues                                 $ 3,310          $ 1,154          $   744          $   332      $ 5,540
Pretax earnings                          $   673          $   223          $   109          $    80      $ 1,085
Assets                                   $   798          $   412          $   242          $ 4,373      $ 5,825
Capital expenditures                     $    92          $    35          $    25          $    26      $   178
Depreciation and amortization            $   175          $    73          $    40          $   (15)     $   273
                                         -------          -------          -------          -------      -------
Year ended June 30, 1998
                                         -------          -------          -------          -------      -------
Revenues                                 $ 2,874          $ 1,100          $   698          $   254      $ 4,926
Pretax earnings                          $   569          $   165          $    96          $    61      $   891
Assets                                   $   788          $   400          $   224          $ 3,831      $ 5,243
Capital expenditures                     $   108          $    49          $    24          $    21      $   202
Depreciation and amortization            $   158          $    80          $    39          $   (29)     $   248
                                         -------          -------          -------          -------      -------
Year ended June 30, 1997
                                         -------          -------          -------          -------      -------
Revenues                                 $ 2,355          $   892          $   651          $   295      $ 4,193
Pretax earnings                          $   498          $   123          $   110          $    (5)     $   726
Assets                                   $   716          $   246          $   207          $ 3,270      $ 4,439
Capital expenditures                     $    96          $    40          $    21          $    21      $   178
Depreciation and amortization            $   136          $    70          $    36          $   (17)     $   225
                                         -------          -------          -------          -------      -------
                                         -------          -------          -------          -------      -------
----------------------------------------------------------------------------------------------------------------

Automatic Data Processing, Inc. and Subsidiaries

Revenues and assets by geographic area are as follows:

--------------------------------------------------------------------------------
(In millions)                 United
Year ended June 30, 1999      States      Europe      Canada     Other    Total
                              ------      ------      ------    ------   ------
Revenues                      $4,564      $  704      $  212    $   60   $5,540
Assets                        $4,356      $1,216      $  170    $   83   $5,825
                              ------      ------      ------    ------   ------
Year ended June 30, 1998
                              ------      ------      ------    ------   ------
Revenues                      $4,172      $  493      $  194    $   67   $4,926
Assets                        $3,741      $1,248      $  178    $   76   $5,243
                              ------      ------      ------    ------   ------
Year ended June 30, 1997
                              ------      ------      ------    ------   ------
Revenues                      $3,549      $  512      $  127    $    5   $4,193
Assets                        $3,030      $1,315      $   84    $   10   $4,439
                              ------      ------      ------    ------   ------
                              ------      ------      ------    ------   ------
--------------------------------------------------------------------------------

Note 12. Quarterly Financial Results

(Unaudited)

Summarized quarterly results of operations for the two years ended June 30, 1999 are as follows:

------------------------------------------------------------------------------------------
(In thousands, except per share amounts)

                                     First          Second           Third          Fourth
Year  ended June 30, 1999 (a)      Quarter         Quarter         Quarter         Quarter
                                ----------      ----------      ----------      ----------
Revenues                        $1,245,126      $1,310,196      $1,514,132      $1,470,687
Net earnings                    $  125,424      $  153,977      $  225,650      $  191,789
Basic earnings per share        $      .20      $      .25      $      .37      $      .31
Diluted earnings per share      $      .20      $      .24      $      .36      $      .30
                                ----------      ----------      ----------      ----------
Year ended June 30, 1998
                                ----------      ----------      ----------      ----------
Revenues                        $1,065,634      $1,182,762      $1,341,250      $1,336,310
Net earnings                    $  106,234      $  146,167      $  192,013      $  163,848
Basic earnings per share        $      .18      $      .25      $      .32      $      .27
Diluted earnings per share      $      .17      $      .24      $      .31      $      .26
                                ----------      ----------      ----------      ----------
                                ----------      ----------      ----------      ----------
------------------------------------------------------------------------------------------

(a) After impact of non-recurring items. See note 3 to the consolidated financial statements.

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


                                            /s/ Arthur F. Weinbach
                                            Arthur F. Weinbach
                                            Chairman and Chief Executive Officer


                                            /s/ Richard J. Haviland
                                            Richard J. Haviland
                                            Chief Financial Officer


                                            /s/ Karen E. Dykstra
                                            Karen E. Dykstra
                                            Controller

                                            Roseland, New Jersey
                                            August 10, 1999

DIRECTORS AND CORPORATE OFFICERS

DIRECTORS

Henry Taub(3)                             Joseph A. Califano, Jr.(1)                           Harvey M. Krueger(1),(3)
Honorary Chairman of the Board            Chairman of the Board and President,                 Vice Chairman of Lehman Brothers
Chairman, ADP Executive Committee         The National Center on Addiction and Substance       Chairman, ADP Audit Committee
                                          Abuse at Columbia University (CASA)
Josh S. Weston(3)                                                                              Frederic V. Malek(2),(3)
Honorary Chairman of the Board            Leon G. Cooperman1                                   Chairman, Thayer Capital Partners
                                          Chairman and Chief Executive Officer                 Chairman, ADP Compensation Committee
Arthur F. Weinbach(3)                     of Omega Advisors, Inc.
Chairman and Chief Executive Officer                                                           Laurence A. Tisch(2)
                                          George H. Heilmeier(2)                               Co-Chairman of Loews Corporation
Gary C. Butler                            Chairman Emeritus of Bellcore
President and Chief Operating Officer                                                          (1) Audit Committee
                                          Ann Dibble Jordan(1)                                 (2) Compensation Committee
                                          Consultant                                           (3) Executive Committee
                                          Member of various boards

CORPORATE OFFICERS

Arthur F. Weinbach                        John D. Barfitt                                      Raymond A. Marlinga
Chairman and Chief Executive Officer      James B. Benson                                      Gordon R. Mettam
                                          Richard C. Berke                                     Michael W. Reece
Gary C. Butler                            Raymond L. Colotti                                   Michael P. Rooney
President and Chief Operating Officer     Renato Crocetti                                      George I. Stoeckert
                                          J. Russ DeLoach                                      Dante F. Terzo
Group Presidents                          Richard A. Douville                                  Thomas J. Tremba
                                          G. Harry Durity                                      Staff Vice Presidents
Richard J. Daly                           Karen E. Dykstra                                     Brian E. Heiser
Russell P. Fradin                         Philippe A. Gluntz                                   Terri J. LeCamp
John P. Hogan                             Eugene A. Hall, Senior VP                            Gary E. Tarino>
S. Michael Martone                        Richard J. Haviland
                                          Timothy D. Lamb
Corporate Vice Presidents

Steven J. Anenen
Albert J. Angelus


INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders                                       [LOGO]
Automatic Data Processing, Inc.
Roseland, New Jersey


     We have audited the accompanying consolidated balance sheets of Automatic Data Processing, Inc. and subsidiaries as of June 30, 1999 and 1998, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 1999. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Automatic Data Processing, Inc. and subsidiaries at June 30, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1999, in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP

New York, New York
August 10, 1999

AUTOMATIC DATA PROCESSING, INC.

CORPORATE HEADQUARTERS                 CORPORATE COUNSEL                        INTERNET HOME PAGE
Automatic Data Processing, Inc.        Paul, Weiss, Rifkind                     To obtain financial, product and other information,
One ADP Boulevard                      Wharton & Garrison                       visit ADP's registered home page address:
Roseland, New Jersey 07068-1728                                                 HTTP://WWW.ADP.COM
(973) 974-5000                         AUDITORS
                                       Deloitte & Touche LLP                    ANNUAL MEETING
TRANSFER AGENT                                                                  This year's shareholders' meeting will be
ChaseMellon Shareholder Services       ADDITIONAL INFORMATION                   held at Automatic Data Processing, Inc., One ADP
Overpeck Centre                        The Form 10-K Annual Report to the       Boulevard, Roseland, New Jersey, on November 9,
85 Challenger Road                     Securities and Exchange Commission       1999 at 10:00 a.m. A notice of the meeting, proxy
Ridgefield Park, New Jersey 07660      provides certain additional information  statement, and proxy voting card will be mailed
                                       and is available upon request to         to shareholders starting on or about
                                       James B. Benson, Secretary of the        September 21, 1999.
                                       Company.
                                                                                -COPYRIGHT- 1999 Automatic Data Processing, Inc.

                                                                                Windows is a registered trademark of
                                                                                Microsoft Corporation.

ADP ASSOCIATES PHOTOGRAPHED IN THIS REPORT

INSIDE FRONT COVER                     BROKERAGE SERVICES                       CLAIMS SERVICES
(left to right):                       (top row, left to right):                (in order of appearance):
Gail Wright, Claims Services; Glen     Carol Rose, Chris Thompson, Louise       Celeste Moore, Rolf Rast, Myrna Eng,
Schreitmueller, Brokerage Services;    Rayner, Kyle Perkins, Meherun            Yasser Said, John Waldek (Corporate),
Francis Fung, Employer Services;       Choudhury, Edward Casazza                Scott Ades (Corporate), Portia
Debbie Keller, Dealer Services;                                                 Cannon Dunmore, Greg Thompson
David Keller, Dealer Services;         (bottom row, left to right):
Adrienne Cesta, Employer Services      Hugh Sun, Pattie Ruggiero,               50TH YEAR TIMELINE
                                       Arnold Gibbs, Michele Krzemienski,       Henry Taub, Frank Lautenberg,
EMPLOYER SERVICES                      Steve Beesley, Marilyn Dietzmann         Josh Weston, Art Weinbach,
(in order of appearance):                                                       Marianne Brown, John Barfitt,
Jin Chong, Brenda Cornwell Thomas,     Inside: Tom Bickerton                    Karen Dykstra, Gary Butler
Joe Iavaroni, Jean Perrone
                                       DEALER SERVICES
                                       (in order of appearance):
                                       Clif Mason, Magda Van Vaerenbergh,
                                       Martha Manting, Nidal Hosien

1999 ADP ANNUAL REPORT CREDIT ATTRIBUTIONS

DESIGN:                                PHOTOGRAPHY:                             ADP CREATIVE TEAM:
Beau Gardner Associates, New York      George Lange, Norman Jean Roy            Emmanuelle Bugeant, Robert Caruba,
Beau Gardner, Christine Zamora                                                  Arlene Driscoll, Pamela Glynn, John Gray,
                                       WRITING CONSULTANT:                      Lynn Horowitz, John Maxwell, Theresa Roberts,
                                       Edward J. Kanarkowski                    Joel Shuflin, Todd Sprague, Linda Strauss



[LOGO]THIS REPORT WAS PRINTED ON RECYCLED PAPER.