Form 10-K, Exhibit 13
period 2000-06-30
AUTOMATIC DATA PROCESSING INC
filed 2000-09-12
CIK 8670

Exhibit 13




Selected Financial Data

Automatic Data Processing, Inc. and Subsidiaries



-----------------------------------------------------------------------------------------------------------
(In thousands, except per share amounts)
Years ended June 30,                2000           1999            1998            1997            1996
                                -----------     -----------     -----------     -----------      ----------

Total revenues                  $ 6,287,512     $ 5,540,141     $ 4,925,956     $ 4,193,447      $3,613,014

Earnings before income taxes    $ 1,289,600     $ 1,084,500     $   890,717     $   726,439      $  635,321

Net earnings                    $   840,800     $   696,840     $   608,262     $   515,244      $  454,747
                                -----------     -----------     -----------     -----------      ----------
                                -----------     -----------     -----------     -----------      ----------

Basic earnings per share        $      1.34     $      1.13     $      1.01     $       .88      $      .78
Diluted earnings per share      $      1.31     $      1.10     $       .98     $       .85      $      .76

Basic shares outstanding            626,766         615,630         600,803         588,112         582,861
Diluted shares outstanding          646,098         636,892         628,196         620,117         615,898

Cash dividends per share        $    .33875     $      .295     $    .25625     $     .2225      $   .19375

Return on equity                       19.7%           18.7%           20.0%           20.6%           20.3%
                                -----------     -----------     -----------     -----------      ----------

At year end:
Cash, cash equivalents and
   marketable securities        $ 2,452,549     $ 2,169,040     $ 1,673,271     $ 1,516,450      $1,107,323
Working capital                 $ 1,767,784     $   907,864     $   626,063     $   805,797      $  618,409
Total assets before funds held
   for clients                  $ 6,429,927     $ 5,824,820     $ 5,242,867     $ 4,439,293      $3,862,009
Total assets*                   $16,850,816     $12,839,553     $11,787,685     $10,249,089      $8,884,138
Long-term debt                  $   132,017     $   145,765     $   192,063     $   402,088      $  405,157
Shareholders' equity            $ 4,582,818     $ 4,007,941     $ 3,439,447     $ 2,689,415      $2,309,468
                                -----------     -----------     -----------     -----------      ----------
                                -----------     -----------     -----------     -----------      ----------
-----------------------------------------------------------------------------------------------------------



1999 data includes non-recurring charges totaling approximately $17 million (after-tax), or $.03 per share, associated with certain acquisitions and dispositions.

*Prior years' data has been restated.

Management's Discussion and Analysis

Operating Results

Revenues and earnings reached record levels during each of the past three fiscal years. During fiscal '00 revenues increased 13% to almost $6.3 billion. Prior to non-recurring charges in '99, pre-tax earnings increased 21% and diluted earnings per share increased 16% to $1.31. During fiscal '99 the Company sold several businesses and decided to exit several other businesses and contracts. The Company also recorded transaction costs and other adjustments related to Employer Services' acquisition of Vincam. The combination of these transactions resulted in non-recurring charges of $0.03 in fiscal '99. Fiscal '00 was ADP's 39th consecutive year of double-digit earnings per share growth since becoming a public company in 1961.

      Revenues and revenue growth by ADP's major business units are shown below:



                                Revenues                    Revenue Growth
-------------------------------------------------------------------------------
                           Years Ended June 30,          Years Ended June 30,
                     ----------------------------------------------------------
(In Millions)           2000       1999       1998     2000      1999      1998
                     -----------------------------   --------------------------

Employer Services     $3,620     $3,269     $2,830       11%       16%      21%
Brokerage Services     1,479      1,150      1,096       29         5       23
Dealer Services          736        733        688        -         7       10
Other                    453        388        312       17        24       (9)
                     -----------------------------   --------------------------
Consolidated          $6,288     $5,540     $4,926       13%       12%      17%
                     -----------------------------   --------------------------
                     -----------------------------   --------------------------
-------------------------------------------------------------------------------


      Consolidated revenues grew 13% in fiscal '00 primarily from increased market penetration, from an expanded array of products and services, and from increased transaction volume, with relatively minor contributions from price increases. Prior to acquisitions and dispositions, revenues increased approximately 15%.

      The consolidated pre-tax margin was 20.5% in '00, 19.3% in '99 (prior to non-recurring charges) and 18.1% in '98. Pre-tax margin improved over the previous year as continued automation and operating efficiencies enabled the Company to offset accelerated investments in new products, increased spending on systems development and programming, and the impact of transitioning the investment portfolio from tax-exempt to taxable instruments.

      Certain revenues and expenses are charged to business units at a standard rate for management and motivation reasons. Other costs are recorded based on management responsibility. As a result, various income and expense items, including certain non-recurring gains and losses, are recorded at the corporate level and certain shared costs are not allocated. The prior years' business unit revenues and pre-tax earnings have been restated to reflect fiscal year 2000 budgeted foreign exchange rates.

Employer Services

Employer Services' revenues grew 11% in fiscal '00, and in the absence of acquisitions and dispositions revenue growth would have been about 12% in '00, and 15% in both '99 and '98.

      Employer Services' operating margin was 21.4% in '00, 20.6% in '99 and 20.2% in `98. Employer Services' operating margin improved due to operating efficiencies and the prior year dispositions of several businesses, slightly offset by investments in new products and acquisitions.

      Employer   Services'revenues   shown  above  include  interest  earned  on
collected but not yet remitted funds held for clients at a standard rate of 6%.

Brokerage Services

Brokerage Services' revenue growth of 29% was impacted by the prior year dispositions of the front-office business and several other small, non-strategic businesses. In the absence of acquisitions and dispositions, revenue growth would have been about 31% in '00 aided by record brokerage trade volumes, compared to 21% in '99 and 22% in '98.

      Brokerage Services' operating margin was 23% in '00 compared to 19% in '99 and 15% in '98. The improved margin resulted from the prior year dispositions of several unprofitable businesses and strong trade processing activity.

      In '99 the Company divested the $150 million revenue front-office "market data" business and as part of the agreement took a minority investment in the acquiring company.

Dealer Services

Dealer Services' revenues were roughly flat in '00. In the absence of acquisitions and dispositions, '00 revenue growth would have been 3%, compared to 7% in '99 and 8% in '98. Dealer Services' operating margin increased to 16% in fiscal '00 compared to 15% in '99 and 14% in '98. Dealer Services' operating margin improved primarily from operating efficiencies in North America and the dispositions of several small businesses in '00 and '99.

Other

The primary components of "Other" revenues are Claims Services, foreign exchange differences, and miscellaneous processing services. "Other" also includes interest on corporate investments of $119 million, $84 million, and $82 million in '00, '99 and '98, respectively. In addition, "Other" revenues have been adjusted for the difference between actual interest earned on invested funds held for clients and interest credited to Employer Services at a standard rate of 6%.

      During fiscal '00 the Company transitioned a portion of its corporate and client fund investments from tax-exempt to taxable instruments in order to increase liquidity of the overall portfolio. Approximately $2.6 billion of tax-exempt investments were sold prior to maturity at a pre-tax loss of approximately $32 million ($10 million corporate funds, $22 million funds held for clients), and the proceeds were reinvested at higher prevailing interest rates, which will benefit future periods.

      During fiscal '99 the Company sold its Peachtree Software and Brokerage Services front-office businesses, and decided to exit several other businesses and contracts. The combination of these transactions and certain other charges resulted in an approximately $37 million reduction in general, administrative and selling expenses and a $40 million provision for income taxes.

      Additionally, '99 includes approximately $21 million of transaction costs and other adjustments in general, administrative and selling expenses, ($14 million after-tax) recorded by Vincam prior to the March 1999 pooling transaction.


      In each of the past three years, investments in systems development and programming have increased to accelerate automation, migrate to new computing technologies, and develop new products.

      Certain  member   countries  of  the  European  Union  have  agreed  to
transition to the Euro as a new common legal currency. The costs of this transition are not expected to have a material effect on ADP.

      In '00 the Company's effective tax rate was 34.8%. Excluding the impact of non-recurring charges associated with certain acquisitions, dispositions and other activities, the effective tax rate was 33.2% in '99, and 31.7% in '98. The increased rate is primarily a result of non-taxable investment income declining as a percentage of pre-tax income. The transition, referred to above, of a portion of the Company's investment portfolio to taxable investments will continue to increase the Company's effective tax rate in fiscal '01.

      For '01 ADP is planning another record year with revenue growth of about 13% to 15% and diluted earnings per share growth of 16% to 18% over '00 results.

Financial Condition

ADP's financial condition and balance sheet remain exceptionally strong. At June 30, 2000, cash and marketable securities approximated $2.5 billion. Shareholders' equity was almost $4.6 billion, and return on average equity for the year was about 20%. The ratio of long-term debt to equity at June 30, 2000 was 3%.

      Cash flow from operating activities approximated $1.1 billion in '00 with another excellent year expected in '01.

      In '00 4.6 million shares of common stock were purchased at an average price of approximately $43 as part of an ongoing program to fund equity-related employee benefits. The Board of Directors has authorized the purchase of up to
19.9 million additional shares.

      In '00 zero coupon convertible  subordinated notes were converted to about
0.8 million shares of common stock.

      During '00 the Company purchased several businesses for approximately $200 million in cash and common stock. The cost of acquisitions in '99 and '98 aggregated $107 million and $351 million, respectively.

      During '99 the Company issued 7.2 million shares of common stock to acquire Vincam in a pooling of interests transaction, and the Company's results were restated accordingly. The Company also acquired several businesses in fiscal '99 (subsequent to the Vincam merger) and '98 in pooling of interests transactions in exchange for approximately 4 million, and 1 million shares of common stock, respectively. The Company's consolidated financial statements were not restated because in the aggregate these transactions were not material.

      Capital expenditures during '00 were $166 million following investments of $178 million in '99 and $202 million in '98. Capital spending in fiscal '01 should approximate $225 million.

      Approximately half of the Company's overall investment portfolio is invested in overnight interest-bearing instruments, which are therefore impacted immediately by changes in interest rates. The other half of the Company's investment portfolio is invested in fixed-income securities, with maturities up to five and a half years, which are also subject to interest rate risk, including reinvestment risk. The Company has historically had the ability to hold these investments until maturity, and therefore this has not had an adverse impact on income or cash flows.

Market Price, Dividend Data and Other

The market price of the Company's common stock (symbol: AUD) based on New York Stock Exchange composite transactions and cash dividends per share declared during the past two years have been:


------------------------------------------------------------------
                                 Price Per Share
                              ----------------------     Dividends
Fiscal 2000 quarter ended       High          Low        Per Share
                              ----------------------     ---------

June 30                       $57 15/16    $44 11/16      $.08750
March 31                       55 7/16      40             .08750
December 31                    54 13/16     43             .08750
September 30                   44 7/8       37 3/8         .07625
------------------------------------------------------------------

Fiscal 1999 quarter ended

June 30                       $46 7/8      $39 1/16       $.07625
March 31                       42 5/8       36 1/4         .07625
December 31                    42 5/32      32 23/32       .07625
September 30                   40 7/32      31 3/4         .06625
------------------------------------------------------------------



      As of June 30, 2000 there were approximately 34,000 holders of record of the Company's common stock. Approximately 257,000 additional holders have their stock in "street name."

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


Statements of Consolidated Earnings

Automatic Data Processing, Inc. and Subsidiaries



--------------------------------------------------------------------------------------------
(In thousands, except per share amounts)
Years ended June 30,                                          2000         1999         1998
                                                        ----------   ----------   ----------


Revenues other than interest on funds held for clients
 and PEO revenues                                       $5,729,042   $5,110,262   $4,543,335

Interest on funds held for clients                         348,596      269,496      245,901

PEO revenues (net of pass-through costs of $2,197,323,
$1,748,841 and $1,293,866, respectively)                   209,874      160,383      136,720
                                                        ----------   ----------   ----------

Total revenues                                           6,287,512    5,540,141    4,925,956
                                                        ----------   ----------   ----------

Operating expenses                                       2,564,496    2,376,172    2,149,343
General, administrative and selling expenses             1,643,360    1,379,026    1,239,464
Systems development and programming costs                  460,275      412,380      376,485
Depreciation and amortization                              284,282      272,807      247,625
Interest expense                                            13,140       19,090       24,383
Realized (gains)/losses on sale of investments              32,359       (3,834)      (2,061)
                                                        ----------   ----------   ----------
                                                         4,997,912    4,455,641    4,035,239
                                                        ----------   ----------   ----------

Earnings before income taxes                             1,289,600    1,084,500      890,717
Provision for income taxes                                 448,800      387,660      282,455
                                                        ----------   ----------   ----------
Net earnings                                            $  840,800   $  696,840   $  608,262
                                                        ----------   ----------   ----------
                                                        ----------   ----------   ----------

Basic earnings per share                                $     1.34   $     1.13   $     1.01
                                                        ----------   ----------   ----------
Diluted earnings per share                              $     1.31   $     1.10   $      .98
                                                        ----------   ----------   ----------

Basic shares outstanding                                   626,766      615,630      600,803
                                                        ----------   ----------   ----------
Diluted shares outstanding                                 646,098      636,892      628,196
                                                        ----------   ----------   ----------
                                                        ----------   ----------   ----------
--------------------------------------------------------------------------------------------



See notes to consolidated financial statements.


Consolidated Balance Sheets

Automatic Data Processing, Inc. and Subsidiaries



----------------------------------------------------------------------------------------------
(In thousands, except per share amounts)
Years ended June 30,                                                       2000           1999
                                                                    -----------    -----------

Assets
Current assets:
   Cash and cash equivalents                                        $ 1,227,637    $   861,280
   Short-term marketable securities                                     596,792        231,214
   Accounts receivable                                                  899,314        860,836
   Other current assets                                                 340,709        240,927
                                                                    -----------    -----------
      Total current assets                                            3,064,452      2,194,257

Long-term marketable securities                                         628,120      1,076,546
Long-term receivables                                                   245,249        213,413
Property, plant and equipment:
   Land and buildings                                                   439,022        400,189
   Data processing equipment                                            612,608        550,757
   Furniture, leaseholds and other                                      498,354        449,862
                                                                    -----------    -----------
                                                                      1,549,984      1,400,808
   Less accumulated depreciation                                       (952,715)      (821,514)
                                                                    -----------    -----------
                                                                        597,269        579,294
Other assets                                                            271,136        228,936
Intangibles                                                           1,623,701      1,532,374
                                                                    -----------    -----------
   Total assets before funds held for clients                         6,429,927      5,824,820
Funds held for clients                                               10,420,889      7,014,733
                                                                    -----------    -----------
   Total assets                                                     $16,850,816    $12,839,553
                                                                    ===========    ===========

Liabilities and Shareholders' Equity
Current liabilities:
   Notes payable                                                    $    21,523    $    66,952
   Accounts payable                                                     129,436        130,456
   Accrued expenses and other current liabilities                     1,044,002        952,326
   Income taxes                                                         101,707        136,659
                                                                    -----------    -----------
      Total current liabilities                                       1,296,668      1,286,393

Long-term debt                                                          132,017        145,765
Other liabilities                                                       171,843        132,081
Deferred income taxes                                                   151,337        138,236
Deferred revenue                                                         95,361        114,404
                                                                    -----------    -----------
      Total liabilities before client funds obligations               1,847,226      1,816,879
Client fund obligations                                              10,420,772      7,014,733
                                                                    -----------    -----------
      Total Liabilities                                              12,267,998      8,831,612
                                                                    -----------    -----------

Shareholders' equity:
   Preferred stock, $1.00 par value:
      Authorized, 300 shares; issued, none                                   --             --
   Common stock, $.10 par value:
      Authorized, 1,000,000 shares; issued, 631,443 shares at
      June 30, 2000 and 628,576 at June 30, 1999                         63,144         62,858
   Capital in excess of par value                                       402,767        421,333
   Retained earnings                                                  4,477,141      3,848,421
   Treasury stock -- at cost 2,697 and 4,949 shares, respectively      (130,800)      (189,204)
   Accumulated other comprehensive income                              (229,434)      (135,467)
                                                                    -----------    -----------
      Total shareholders' equity                                      4,582,818      4,007,941
                                                                    -----------    -----------
Total liabilities and shareholders' equity                          $16,850,816    $12,839,553
                                                                    -----------    -----------
                                                                    -----------    -----------
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
                                        -------------------   Excess of     Retained       Treasury   Comprehensive   Comprehensive
                                         Shares      Amount   Par Value     Earnings          Stock          Income          Income
                                        --------------------------------------------------------------------------------------------

Balance, July 1, 1997                   628,576     $62,858    $359,345   $2,917,915      $(577,164)                      $ (73,539)
Net earnings                                 --          --          --      608,262             --       $ 608,262              --
Currency translation                                                                                        (26,531)        (26,531)
Unrealized loss on securities                                                                                (1,550)         (1,550)
                                                                                                          ---------
Comprehensive income                                                                                      $ 580,181
                                                                                                          ---------
                                                                                                          ---------
Employee stock plans and
  related tax benefits                       --          --      68,050           --         61,714
Treasury stock acquired (1,792 shares)       --          --          --           --        (40,907)
Acquisitions (1,911 shares)                  --          --     (15,841)      (1,004)        29,431
Debt conversion (11,850 shares)              --          --      64,583           --        156,202
Dividends ($.25625 per share)                --          --          --     (152,888)            --
Other transactions                           --          --         549          (38)            --
                                        --------------------------------------------------------------------------------------------

Balance, June 30, 1998                  628,576      62,858     476,686    3,372,247       (370,724)                       (101,620)
Net earnings                                 --          --          --      696,840             --       $ 696,840              --
Currency translation                                                                                        (47,674)        (47,674)
Unrealized gain on securities                                                                                13,827          13,827
                                                                                                          ---------
Comprehensive income                                                                                      $ 662,993
                                                                                                          ---------
                                                                                                          ---------
Employee stock plans and
  related tax benefits                       --          --      44,163           --         95,086
Treasury stock acquired (2,550 shares)       --          --          --           --        (85,365)
Acquisitions (4,316 shares)                  --          --     (97,594)     (39,533)       119,583
Debt conversion (2,623 shares)               --          --      (1,922)          --         52,216
Dividends ($.295 per share)                  --          --          --     (181,133)            --
                                        --------------------------------------------------------------------------------------------
Balance, June 30, 1999                  628,576      62,858     421,333    3,848,421       (189,204)                       (135,467)
Net earnings                                 --          --          --      840,800             --       $ 840,800              --
Currency translation                                                                                        (86,277)        (86,277)
Unrealized loss on securities                                                                                (7,690)         (7,690)
                                                                                                          ---------
Comprehensive income                                                                                      $ 746,833
                                                                                                          ---------
                                                                                                          ---------
Employee stock plans and
  related tax benefits                    2,867         286      (7,841)         498        207,322
Treasury stock acquired (4,648 shares)       --          --          --           --       (201,007)
Acquisitions (478 shares)                    --          --       4,359           --         20,122
Debt conversion (808 shares)                 --          --     (15,084)          --         31,967
Dividends ($.33875 per share)                --          --          --     (212,578)            --
-----------------------------------------------------------------------------------------------------------------------------------
Balance, June 30, 2000                  631,443     $63,144    $402,767   $4,477,141      $(130,800)                      $(229,434)
                                        -------------------    ---------  ----------      ----------                      ---------
                                        -------------------    ---------  ----------      ----------                      ---------
-----------------------------------------------------------------------------------------------------------------------------------



See notes to consolidated financial statements.



Statements of Consolidated Cash Flows

Automatic Data Processing, Inc. and Subsidiaries



------------------------------------------------------------------------------------------------------
(In thousands)
Years ended June 30,                                            2000             1999            1998
                                                           -------------------------------------------

Cash Flows From Operating Activities
Net earnings                                               $   840,800       $ 696,840       $ 608,262
Adjustments to reconcile net earnings to net cash flows
provided by operating activities:
  Depreciation and amortization                                284,282         272,807         247,625
  Deferred income taxes                                          8,885         (23,235)         (3,020)
  Increase in receivables and other assets                    (149,913)       (155,132)       (207,819)
  Increase in accounts payable and accrued expenses             39,339         100,057         103,028
  Other                                                         46,708         (37,476)         35,277
                                                             ---------       ---------       ---------
    Net cash flows provided by operating activities          1,070,101         853,861         783,353
                                                             ---------       ---------       ---------

Cash Flows From Investing Activities
Purchases of marketable securities                          (7,372,892)     (1,882,411)     (2,622,477)
Proceeds from sale of marketable securities                  4,001,848       1,064,810       1,836,569
Net change in client fund obligations                        3,406,039         486,293         718,644
Capital expenditures                                          (166,012)       (177,700)       (202,169)
Additions to intangibles                                       (67,303)        (62,360)        (95,797)
Acquisitions of businesses, net of cash acquired              (175,248)       (107,317)       (338,436)
Disposals of businesses                                         14,634         276,035          59,171
Other                                                          (11,664)         10,590          13,634
                                                             ---------       ---------       ---------
    Net cash flows used in investing activities               (370,598)       (392,060)       (630,861)
                                                             ---------       ---------       ---------

Cash Flows From Financing Activities
Payments of debt                                              (106,090)       (289,141)         (7,681)
Proceeds from issuance of notes                                 13,940          91,696         120,986
Repurchases of common stock                                   (201,007)        (85,365)        (40,907)
Proceeds from issuance of common stock                         172,589         100,359          81,111
Dividends paid                                                (212,578)       (181,133)       (152,888)
Other                                                               --              --          (1,845)
                                                             ---------       ---------       ---------
    Net cash flows used in financing activities               (333,146)       (363,584)         (1,224)
                                                             ---------       ---------       ---------

Net change in cash and cash equivalents                        366,357          98,217         151,268
Cash and cash equivalents, at beginning of period              861,280         763,063         611,795
                                                             ---------       ---------       ---------
Cash and cash equivalents, at end of period                 $1,227,637       $ 861,280       $ 763,063
                                                             ---------       ---------       ---------
                                                             ---------       ---------       ---------
------------------------------------------------------------------------------------------------------



See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Years ended June 30, 2000, 1999 and 1998

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

B. Revenue Recognition. Service revenues, including monthly license, maintenance and other fees, are recognized as services are provided. Prepaid software licenses and the gross profit on the sale of hardware is recognized in revenue primarily at installation and client acceptance with a portion deferred and recognized on the straight-line basis over the initial contract period. Interest earnings on collected but not yet remitted funds held for clients are an integral part of certain of the Employer Services product offerings and are recognized in revenues as earned. Professional Employer Organization (PEO) revenues are net of pass-through costs, which include wages and taxes.

C. Cash and Cash Equivalents. Highly-liquid investments with a maturity of ninety days or less at the time of purchase are considered cash equivalents.

D. Investments. Short-term and long-term marketable securities and funds held for clients are primarily invested in high-grade fixed-income instruments. All of the Company's marketable securities, including $3,363 million of funds held for clients, are considered to be "available-for-sale" at June 30, 2000 and, accordingly, are carried on the balance sheet at fair market value. The remainder of the funds held for clients are cash equivalents. Approximately $1,702 million of the "available-for-sale" investments mature in less than one year, $1,058 million in 1-2 years, $1,060 million in 2-3 years, $284 million in 3-4 years, and $484 million in 5-6 years.

E. Property, Plant and Equipment. Property, plant and equipment is stated at cost and depreciated over the estimated useful lives of the assets by the straight-line method. Leasehold improvements are amortized over the shorter of the term of the lease or the estimated useful lives of the improvements.

      The estimated useful lives of assets are primarily as follows:

--------------------------------------------------------------------------------
Data processing equipment                                           2 to 3 years
--------------------------------------------------------------------------------
Buildings                                                         20 to 40 years
--------------------------------------------------------------------------------
Furniture and fixtures                                              3 to 7 years
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

F. Intangibles. Intangible assets are recorded at cost and are amortized primarily on the straight-line basis. Goodwill is amortized over periods from 10 to 40 years, and is periodically reviewed for impairment by comparing carrying value to undiscounted expected future cash flows. If impairment is indicated, a write-down to fair value (normally measured by discounting estimated future cash flows) is taken.

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

H. Earnings Per Share (EPS). The calculation of basic and diluted EPS is as follows:



--------------------------------------------------------------------------------
(In thousands, except EPS)

                                            Effect of
                                          Zero Coupon    Effect of
                                         Subordinated        Stock
                                  Basic         Notes      Options       Diluted
                               --------      --------     --------      --------

2000
Net earnings                   $840,800      $  2,912     $     --      $843,712
Average shares                  626,766         4,509       14,823       646,098
EPS                            $   1.34                                 $   1.31
                               --------      --------     --------      --------
1999
Net earnings                   $696,840      $  3,607     $     --      $700,447
Average shares                  615,630         5,956       15,306       636,892
EPS                            $   1.13                                 $   1.10
                               --------      --------     --------      --------
1998
Net earnings                   $608,262      $  7,833     $     --      $616,095
Average shares                  600,803        14,030       13,363       628,196
EPS                            $   1.01                                 $    .98
                               --------      --------     --------      --------

--------------------------------------------------------------------------------



I. Restatement of Prior Financial Statements. Certain reclassifications and restatements, including the inclusion of funds held for clients and client funds obligations on the Consolidated Balance Sheets, have been made to previous years' financial statements to conform to current presentation.

Note 2. Acquisitions and Dispositions

      During fiscal 2000, 1999, and 1998, the Company purchased several businesses for approximately $200 million (including $25 million in common stock), $107 million and $351 million (including $13 million in common stock), respectively, net of cash acquired. The results of these acquired businesses are included from the date of acquisition.

      In March 1999 the Company issued 7.2 million shares of common stock to acquire The Vincam Group (Vincam), a leading PEO providing a suite of human resource functions to small- and medium-sized employers on an outsourced basis, in a pooling of interests transaction. The Company also acquired several other businesses in fiscal 1999 (subsequent to the Vincam acquisition) and 1998 in pooling of interests transactions in exchange for approximately 4.3 million and
0.9 million shares of common stock, respectively.

      Additionally, in fiscal 2000 and 1999, the Company sold several businesses with annual revenues of approximately $27 million and $270 million, respectively. As part of the 1999 business dispositions, the Company received $90 million of convertible preferred stock which is included in other assets. The $90 million approximates fair value.


Note 3. Non-recurring Items

During fiscal 1999 the Company sold its Peachtree Software and Brokerage Services front-office "market data" businesses and decided to exit several other businesses and contracts. The combination of these transactions and certain other non-recurring charges resulted in a net pre-tax gain of approximately $37 million and a $40 million provision for income taxes.

      Additionally, 1999 also includes approximately $21 million of transaction costs and other non-recurring adjustments ($14 million after-tax) recorded by Vincam prior to the March 1999 pooling transaction.


Note 4. Receivables

Accounts receivable is net of an allowance for doubtful accounts of $48 million and $46 million at June 30, 2000 and 1999, respectively.

      The Company finances the sale of computer systems to certain of its clients. These finance receivables, most of which are due from automobile and truck dealerships, are reflected in the consolidated balance sheets as follows:



--------------------------------------------------------------------------------
(In thousands)
June 30,                          2000                          1999
                          -----------------------       -----------------------
                           Current      Long-term        Current      Long-term
                          -----------------------       -----------------------

Receivables               $171,415       $293,489       $147,274       $259,585
Less:
  Allowance for
    doubtful accounts      (13,063)       (16,946)       (14,196)       (16,556)
  Unearned income          (29,980)       (31,294)       (26,776)       (29,616)
                          -----------------------       -----------------------
                          $128,372       $245,249       $106,302       $213,413
                          -----------------------       -----------------------
                          -----------------------       -----------------------
--------------------------------------------------------------------------------



      Unearned income from finance receivables represents the excess of gross receivables over the sales price of the computer systems financed. Unearned income is amortized using the interest method to maintain a constant rate of return on the net investment over the term of each contract.


      Long-term receivables at June 30, 2000 mature as follows:



--------------------------------------------------------------------------------
(In thousands)

2002                                                                    $136,319
2003                                                                      91,997
2004                                                                      48,800
2005                                                                      15,280
2006                                                                         972
Thereafter                                                                   121
                                                                        --------
                                                                        $293,489
                                                                        --------
                                                                        --------
--------------------------------------------------------------------------------

Note 5. Intangible Assets

Components of intangible assets are as follows:



--------------------------------------------------------------------------------
(In thousands)
June 30,                                              2000                 1999
                                               -----------          -----------

Goodwill                                       $ 1,378,265          $ 1,215,179
Other                                            1,025,610              978,240
                                               -----------          -----------
                                                 2,403,875            2,193,419
Less accumulated amortization                     (780,174)            (661,045)
                                               -----------          -----------
                                               $ 1,623,701          $ 1,532,374
                                               -----------          -----------
                                               -----------          -----------
--------------------------------------------------------------------------------



      Other intangibles consist primarily of purchased rights (acquired directly or through acquisitions) to provide data processing services to various groups of clients (amortized over periods from 5 to 36 years) and purchased software (amortized over periods from 3 to 10 years). Amortization of intangibles totaled $133 million for fiscal 2000, $126 million for 1999 and $103 million for 1998.



Note 6. Debt

Components of long-term debt are as follows:



--------------------------------------------------------------------------------
(In thousands)
June 30,                                                  2000             1999
                                                     ---------        ---------

Zero coupon convertible subordinated
  notes (5 1/4% yield)                               $  86,639        $  97,705
Industrial revenue bonds
  (with fixed and variable interest rates
  from 3.3% to 6.3%)                                    36,858           37,267
Other                                                   11,713           11,876
                                                     ---------        ---------
                                                       135,210          146,848
Less current portion                                    (3,193)          (1,083)
                                                     ---------        ---------
                                                     $ 132,017        $ 145,765
                                                     ---------        ---------
                                                     ---------        ---------
--------------------------------------------------------------------------------

      The zero coupon convertible subordinated notes have a face value of approximately $159 million at June 30, 2000 and mature February 20, 2012, unless converted or redeemed earlier. At June 30, 2000, the notes were convertible into approximately 4.1 million shares of the Company's common stock. The notes are callable at the option of the Company, and the holders of the notes can convert into common stock at any time or require redemption in 2002 and 2007. During fiscal 2000 and 1999, approximately $31 million and $101 million face value of notes were converted or redeemed.

 As of June 30, 2000 and 1999, the quoted market prices for the zero coupon notes were approximately $208 million and $197 million, respectively. The fair value of the other debt, included above, approximates its carrying value.

      Long-term debt repayments at June 30, 2000 are due as follows:



--------------------------------------------------------------------------------
(In thousands)

2002                                                                    $    245
2003                                                                         248
2004                                                                         268
2005                                                                         763
2006                                                                         165
Thereafter                                                               130,328
                                                                        --------
                                                                        $132,017
                                                                        --------
                                                                        --------
--------------------------------------------------------------------------------



      During fiscal 2000 and 1999, the average interest rate for notes payable was 5.0% and 4.3%, respectively.

      Interest payments were approximately $10 million in fiscal 2000 and $12 million in both fiscal 1999 and 1998.

Note 7. Funds Held for Clients and Client Funds Obligations

As part of its integrated payroll and payroll tax filing services, the Company impounds funds for federal, state and local employment taxes from approximately 350,000 clients; files annually over 17 million returns; handles all regulatory correspondence, amendments, and penalty and interest disputes; remits the funds to the appropriate tax agencies; and handles other employer-related services. In addition to fees paid by clients for these services, the Company receives interest during the interval between the receipt and disbursement of these funds by investing the funds primarily in fixed-income instruments. The amount of collected but not yet remitted funds for the Company's payroll and tax filing and certain other services varies significantly during the year and averaged approximately $6.9 billion in fiscal 2000, $5.9 billion in fiscal 1999, and $5.2 billion in fiscal 1998.


Note 8. Employee Benefit Plans

A. Stock Plans. The Company has stock option plans which provide for the issuance to eligible employees of incentive and non-qualified stock options, which may expire as much as 10 years from the date of grant, at prices not less than the fair market value on the date of grant. At June 30, 2000 there were 9,400 participants in the plans. The aggregate purchase price for options outstanding at June 30, 2000 was approximately $1.3 billion. The options expire at various points between 2000 and 2010.




         A summary of changes in the stock option plans for the three years ended June 30, 2000 is as follows:



---------------------------------------------------------------------------------------------
(In thousands, except per share amounts)
                                      Number of Options                Weighted Average Price
                               ----------------------------------      ----------------------
Years ended June 30,            2000           1999          1998       2000    1999     1998
                               ----------------------------------      ----------------------

Options outstanding,
  beginning of year            47,467        45,596        43,176       $24      $18      $15
Options granted                 9,646        11,616        11,377       $46      $38      $29
Options exercised              (6,736)       (6,154)       (5,970)      $16      $12      $10
Options canceled               (3,683)       (3,591)       (2,987)      $32      $24      $18
                               ----------------------------------
Options outstanding,
  end of year                  46,694        47,467        45,596       $29      $24      $18
                               ----------------------------------
Options exercisable,
  end of year                  18,719        16,898        14,820       $19      $15      $11
                               ----------------------------------
Shares available for
  future grants,
  end of year                  10,478         1,691         9,358
                               ----------------------------------
Shares reserved for
  issuance under
  stock option plans           57,172        49,158        54,954
                               ----------------------------------
                               ----------------------------------
---------------------------------------------------------------------------------------------



      Summarized information about stock options outstanding as of June 30, 2000 is as follows:



---------------------------------------------------------------------------------------------
                               Outstanding                                 Exercisable
---------------------------------------------------------------------------------------------
Exercise                   Number     Remaining       Average              Number    Average
Price                  of Options          Life      Exercise          of Options   Exercise
Range               (In thousands)    (In years)        Price       (In thousands)     Price
---------------------------------------------------------------------------------------------

Under $15                   8,898           2.9           $11               7,820        $11
$15 to $20                  6,670           5.3           $18               4,264        $18
$20 to $25                  4,786           6.5           $23               1,921        $23
$25 to $30                  5,595           7.4           $27               2,021        $27
$30 to $35                  2,533           7.9           $32                 757        $32
$35 to $40                  6,573           8.3           $38               1,277        $38
$40 to $45                  8,360           9.1           $44                 526        $44
Over $45                    3,279           9.7           $51                 133        $51
---------------------------------------------------------------------------------------------



      The Company has stock purchase plans under which eligible employees have the ability to purchase shares of common stock at 85% of the lower of market value as of the date of purchase election or as of the end of the plans. Approximately 2.8 million and 2.6 million shares are scheduled for issuance on December 31, 2001 and 2000, respectively. Approximately 3.1 million and 3.2 million shares were issued during the years ended June 30, 2000 and 1999, respectively. At June 30, 2000 and 1999, there were approximately 7.2 million and 9.5 million shares, respectively, reserved for purchase under the plans. Included in liabilities as of June 30, 2000 and 1999 are employee stock purchase plan withholdings of approximately $86 million and $72 million, respectively.

      The Company follows APB 25 to account for its stock plans. The pro forma net income impact of options and stock purchase plan rights granted subsequent to July 1, 1995 is shown below. The fair value for these instruments was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:



--------------------------------------------------------------------------------
Years ended June 30,                       2000            1999            1998
                                      ---------       ---------       ---------

Risk-free interest rate                 6.0-6.7%        4.5-5.7%        5.4-6.3%
Dividend yield                            .8-.9%            1.0%            1.0%
Volatility factor                     22.0-26.7%      19.7-21.8%      13.9-17.4%
Expected life:
 Options                                    6.4             6.3             6.2
 Purchase rights                            2.0             2.0             2.0
Weighted average fair value:
 Options                                 $16.89          $11.63          $ 7.99
 Purchase rights                         $19.73          $12.29          $10.72
                                      ---------       ---------       ---------
                                      ---------       ---------       ---------
--------------------------------------------------------------------------------



      The Company's pro forma information, amortizing the fair value of the stock options and stock purchase plan rights issued subsequent to July 1, 1995 over their vesting period, is as follows:



--------------------------------------------------------------------------------
(In millions, except per share amounts)
Years ended June 30,                            2000          1999          1998
                                            --------      --------      --------

Pro forma net earnings                      $    762      $    638      $    569
Pro forma basic earnings per share          $   1.22      $   1.04      $    .95
Pro forma diluted earnings per share        $   1.18      $   1.01      $    .92
                                            --------      --------      --------
                                            --------      --------      --------
--------------------------------------------------------------------------------



      The Company has a restricted stock plan under which shares of common stock have been sold for nominal consideration to certain key employees. These shares are restricted as to transfer and in certain circumstances must be resold to the Company at the original purchase price. The restrictions lapse over periods of up to six years. During the years ended June 30, 2000, 1999 and 1998 the Company issued 171,900, 121,400 and 261,000 restricted shares, respectively.

B. Pension Plans. The Company has a defined benefit cash balance pension plan covering substantially all U.S. employees, under which employees are credited with a percentage of base pay plus 7% interest. Employees are fully vested on completion of five years' service. The Company's policy is to make contributions within the range determined by generally accepted actuarial principles. In addition, the Company has various retirement plans for its non-U.S. employees.

     The plans' funded status as of June 30, 2000 and 1999 follows:



--------------------------------------------------------------------------------
(In thousands)
June 30,                                                   2000            1999
                                                      ---------       ---------

Change in plan assets:
Funded plan assets at market value at
  beginning of year                                   $ 354,500       $ 306,900
Plans of acquired employers                              17,300              --
Actual return on plan assets                             78,300          34,600
Employer contributions                                   43,000          19,200
Benefits paid                                            (7,400)         (6,200)
                                                      ---------       ---------
Funded plan assets at market value at
  end of year                                         $ 485,700       $ 354,500
                                                      ---------       ---------
                                                      ---------       ---------
Change in benefit obligation:
Benefit obligation at beginning of year               $ 256,400       $ 231,300
Plans of acquired employers                              20,900              --
Service cost                                             29,600          23,400
Interest cost                                            20,000          16,400
Actuarial and other gains                                (2,900)         (8,500)
Benefits paid                                            (7,400)         (6,200)
                                                      ---------       ---------
Projected benefit obligation end of year              $ 316,600       $ 256,400
                                                      ---------       ---------
                                                      ---------       ---------
Plan assets in excess of projected benefits           $ 169,100       $  98,100
Prior service cost                                           --            (700)
Transition obligation                                       500             700
Unrecognized net actuarial gain due to
  different experience than assumed                     (58,200)        (14,900)
                                                      ---------       ---------
Prepaid pension cost                                  $ 111,400       $  83,200
                                                      ---------       ---------
                                                      ---------       ---------
--------------------------------------------------------------------------------



      The components of net pension expense were as follows:



--------------------------------------------------------------------------------
(In thousands)
Years ended June 30,                         2000           1999           1998
                                         --------       --------       --------

Service cost - benefits earned
  during the period                      $ 29,600       $ 23,400       $ 18,000
Interest cost on projected benefits        20,200         16,400         14,500
Expected return on plan assets            (32,900)       (24,500)       (21,300)
Net amortization and deferral                (100)          (700)          (700)
                                         --------       --------       --------
                                         $ 16,800       $ 14,600       $ 10,500
                                         --------       --------       --------
                                         --------       --------       --------
--------------------------------------------------------------------------------



      Assumptions used to develop the actuarial present value of benefit obligations generally were:



--------------------------------------------------------------------------------
Years ended June 30,                           2000          1999
                                               ----          ----

Discount rate                                  7.75%         7.50%
Expected long-term rate on assets              8.75%         8.75%
Increase in compensation levels                 6.0%          6.0%
                                               ----          ----
                                               ----          ----
--------------------------------------------------------------------------------

C. Retirement and Savings Plan. The Company has a 401(k) retirement and savings plan which allows eligible employees to contribute up to 16% of their compensation annually. The Company matches a portion of this contribution which amounted to approximately $27 million, $26 million and $22 million for calendar years 1999, 1998 and 1997, respectively.


Note 9. Income Taxes

The Company accounts for its income taxes using the asset and liability approach. Deferred taxes reflect the tax consequences on future years of differences between the financial reporting and tax bases of assets and liabilities.

      The provision for income taxes consists of the following components:



--------------------------------------------------------------------------------
(In thousands)
Years ended June 30,                   2000              1999              1998
                                  ---------         ---------         ---------

Current:
  Federal                         $ 326,875         $ 296,397         $ 198,932
  Non-U.S.                           56,505            66,440            41,209
  State                              56,535            48,058            45,334
                                  ---------         ---------         ---------
  Total current                     439,915           410,895           285,475

Deferred:
  Federal                             5,750            (6,045)           (4,145)
  Non-U.S.                            1,220           (15,175)            3,115
  State                               1,915            (2,015)           (1,990)
                                  ---------         ---------         ---------
  Total deferred                      8,885           (23,235)           (3,020)
                                  ---------         ---------         ---------
                                  $ 448,800         $ 387,660         $ 282,455
                                  ---------         ---------         ---------
                                  ---------         ---------         ---------
--------------------------------------------------------------------------------



      At June 30, 2000 and 1999, the Company had gross deferred tax assets of approximately $188 million and $168 million, respectively, consisting primarily of operating expenses not currently deductible for tax return purposes. Valuation allowances approximated $23 million as of June 30, 2000 and 1999. Gross deferred tax liabilities approximated $294 million and $277 million, as of June 30, 2000 and June 30, 1999, respectively, consisting primarily of differences in the accounting and tax values of certain fixed and intangible assets.

      Income tax payments were approximately $375 million in 2000, $270 million in 1999, and $247 million in 1998.


      A reconciliation  between the  Company's  effective  tax rate and the U.S.
federal statutory rate is as follows:


--------------------------------------------------------------------------------------------------------
(In thousands, except percentages)
Years ended June 30,                       2000        %           1999        %           1998       %
                                      ------------------      ------------------      ------------------

Provision for taxes
  at U.S. statutory rate              $ 451,400     35.0      $ 379,600     35.0      $ 311,800     35.0
Increase (decrease)
  in provision from:
    Investments in
    municipals                          (68,180)    (5.3)       (68,360)    (6.3)       (68,670)    (7.7)

    State taxes, net
    of federal tax
    benefit                              37,990      2.9         29,930      2.8         28,119      3.2

    Other*                               27,590      2.2         46,490      4.2         11,206      1.2
                                      ------------------      ------------------      ------------------
                                      $ 448,800     34.8      $ 387,660     35.7      $ 282,455     31.7
                                      ------------------      ------------------      ------------------
                                      ------------------      ------------------      ------------------
--------------------------------------------------------------------------------------------------------


* Includes impact of certain fiscal '99 acquisitions, dispositions and other non-recurring adjustments.


Note 10. Commitments and Contingencies

The Company has obligations under various facilities and equipment leases, and software license agreements. Total expense under these agreements was approximately $243 million in 2000, $202 million in 1999 and $174 million in 1998, with minimum commitments at June 30, 2000 as follows:



--------------------------------------------------------------------------------
(In millions)

Years ending June 30,

2001                                                                        $228
2002                                                                         179
2003                                                                         121
2004                                                                          69
2005                                                                          44
Thereafter                                                                   103
                                                                            ----
                                                                            $744
                                                                            ----
                                                                            ----
--------------------------------------------------------------------------------



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

Note 11. Financial Data By Segment

Employer Services, Brokerage Services and Dealer Services are the Company's largest business units. ADP evaluates performance of its business units based on recurring operating results before interest on corporate funds, income taxes and foreign currency gains and losses. Certain revenues and expenses are charged to business units at a standard rate for management and motivation reasons. Other costs are recorded based on management responsibility. As a result, various income and expense items, including certain non-recurring gains and losses, are recorded at the corporate level and certain shared costs are not allocated. Goodwill amortization is charged to business units at an accelerated rate to act as a surrogate for the cost of capital for acquisitions. Interest on invested funds held for clients are recorded in Employer Services revenues at a standard rate of 6%, with the adjustment to actual revenues included in "Other". Prior years' business unit revenues and pre-tax earnings have been restated to reflect fiscal year 2000 budgeted foreign exchange rates. Business unit assets include funds held for clients but exclude corporate cash, marketable securities and goodwill. "Other" consists primarily of Claims Services, corporate expenses, non-recurring items and the reconciling items referred to above.



----------------------------------------------------------------------------------------------------------------
(In millions)                           Employer        Brokerage           Dealer
Year ended June 30, 2000                Services         Services         Services            Other        Total
                                        --------        ---------         --------          -------      -------
Revenues                                 $ 3,620          $ 1,479          $   736          $   453      $ 6,288
Pre-tax earnings                         $   776          $   334          $   115          $    65      $ 1,290
Assets                                   $11,264          $   522          $   202          $ 4,863      $16,851
Capital expenditures                     $    94          $    27          $    24          $    21      $   166
Depreciation and amortization            $   177          $    81          $    38          $   (12)     $   284
                                         -------          -------          -------          -------      -------

Year ended June 30, 1999
                                         -------          -------          -------          -------      -------
Revenues                                 $ 3,269          $ 1,150          $   733          $   388      $ 5,540
Pre-tax earnings                         $   674          $   222          $   107          $    82      $ 1,085
Assets                                   $ 7,813          $   412          $   242          $ 4,373      $12,840
Capital expenditures                     $    92          $    35          $    25          $    26      $   178
Depreciation and amortization            $   175          $    73          $    40          $   (15)     $   273
                                         -------          -------          -------          -------      -------
Year ended June 30, 1998
                                         -------          -------          -------          -------      -------
Revenues                                 $ 2,830          $ 1,096          $   688          $   312      $ 4,926
Pre-tax earnings                         $   570          $   163          $    94          $    64      $   891
Assets                                   $ 7,333          $   400          $   224          $ 3,831      $11,788
Capital expenditures                     $   108          $    49          $    24          $    21      $   202
Depreciation and amortization            $   158          $    80          $    39          $   (29)     $   248
                                         -------          -------          -------          -------      -------
                                         -------          -------          -------          -------      -------
----------------------------------------------------------------------------------------------------------------


Revenues and assets by geographic area are as follows:



--------------------------------------------------------------------------------
(In millions)                 United
Year ended June 30, 2000      States      Europe      Canada     Other    Total
                             -------      ------      ------    ------  -------
Revenues                     $ 5,330      $  645      $  259    $   54  $ 6,288
Assets                       $14,640      $1,126      $1,014    $   71  $16,851
                             -------      ------      ------    ------  -------

Year ended June 30, 1999
                             -------      ------      ------    ------  -------
Revenues                     $ 4,564      $  704      $  212    $   60  $ 5,540
Assets                       $10,498      $1,216      $1,043    $   83  $12,840
                             -------      ------      ------    ------  -------

Year ended June 30, 1998
                             -------      ------      ------    ------  -------
Revenues                     $ 4,172      $  493      $  194    $   67  $ 4,926
Assets                       $ 9,670      $1,248      $  794    $   76  $11,788
                             -------      ------      ------    ------  -------
                             -------      ------      ------    ------  -------
--------------------------------------------------------------------------------


Note 12. Quarterly Financial Results

(Unaudited)

Summarized quarterly results of operations for the two years ended June 30, 2000 are as follows:



------------------------------------------------------------------------------------------
(In thousands, except per share amounts)

                                     First          Second           Third          Fourth
Year ended June 30, 2000           Quarter         Quarter         Quarter         Quarter
                                ----------      ----------      ----------      ----------

Revenues                        $1,351,095      $1,492,486      $1,719,730      $1,724,201
Net earnings                    $  146,200      $  199,500      $  271,310      $  223,790
Basic earnings per share        $      .23      $      .32      $      .43      $      .36
Diluted earnings per share      $      .23      $      .31      $      .42      $      .35
                                ----------      ----------      ----------      ----------

Year ended June 30, 1999 *
                                ----------      ----------      ----------      ----------
Revenues                        $1,245,126      $1,310,196      $1,514,132      $1,470,687
Net earnings                    $  125,424      $  153,977      $  225,650      $  191,789
Basic earnings per share        $      .20      $      .25      $      .37      $      .31
Diluted earnings per share      $      .20      $      .24      $      .36      $      .30
                                ----------      ----------      ----------      ----------
                                ----------      ----------      ----------      ----------
------------------------------------------------------------------------------------------

*After impact of non-recurring items. See note 3 to the consolidated financial statements.

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


                                            /s/ Arthur F. Weinbach
                                            Arthur F. Weinbach
                                            Chairman and Chief Executive Officer


                                            /s/ Richard J. Haviland
                                            Richard J. Haviland
                                            Chief Financial Officer


                                            /s/ Karen E. Dykstra
                                            Karen E. Dykstra
                                            Controller

                                            Roseland, New Jersey
                                            August 14, 2000

INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders
Automatic Data Processing, Inc.
Roseland, New Jersey


     We have audited the accompanying consolidated balance sheets of Automatic Data Processing, Inc. and subsidiaries as of June 30, 2000 and 1999, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Automatic Data Processing, Inc. and subsidiaries as of June 30, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2000, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

New York, New York
August 14, 2000