Form 10-K405, Exhibit 13
period 2001-06-30
AUTOMATIC DATA PROCESSING INC
filed 2001-09-14
CIK 8670

EXHIBIT 13

Selected Financial Data

(In thousands, except per share amounts)
Years ended June 30,                 2001         2000           1999         1998         1997
-----------------------------------------------------------------------------------------------------
Total revenues                $ 7,017,570  $ 6,287,512    $ 5,540,141  $ 4,925,956  $ 4,193,447


Earnings before income taxes  $ 1,525,010  $ 1,289,600    $ 1,084,500  $   890,717  $   726,439


Net earnings                  $   924,720  $   840,800    $   696,840  $   608,262  $   515,244
-----------------------------------------------------------------------------------------------------

Basic earnings per share      $      1.47  $      1.34    $      1.13  $      1.01  $       .88

Diluted earnings per share    $      1.44  $      1.31    $      1.10  $       .98  $       .85


Basic shares outstanding          629,035      626,766        615,630      600,803      588,112

Diluted shares outstanding        645,989      646,098        636,892      628,196      620,117


Cash dividends per share      $      .395  $    .33875    $      .295  $    .25625  $     .2225


Return on equity                    19.9%        19.7%          18.7%        20.0%        20.6%
-----------------------------------------------------------------------------------------------------


At year end:

Cash, cash equivalents and
  marketable securities       $ 2,596,964  $ 2,452,549    $ 2,169,040  $ 1,673,271  $ 1,516,450

Working capital               $ 1,747,187  $ 1,767,784    $   907,864  $   626,063  $   805,797

Total assets before funds
 held for clients             $ 6,549,980  $ 6,429,927    $ 5,824,820  $ 5,242,867  $ 4,439,293

Total assets                  $17,889,090  $16,850,816    $12,839,553  $11,787,685  $10,249,089

Long-term debt                $   110,227  $   132,017    $   145,765  $   192,063  $   402,088

Shareholders' equity          $ 4,700,997  $ 4,582,818    $ 4,007,941  $ 3,439,447  $ 2,689,415
-----------------------------------------------------------------------------------------------------

2001 data includes a $90 million ($54 million after-tax) non-cash, non-recurring write-off of the Company's investment in Bridge Information Systems, Inc.

1999 data includes non-recurring charges totaling approximately $17 million (after-tax), associated with certain acquisitions and dispositions.

Management's Discussion and Analysis

Operating Results

Revenues and earnings reached record levels during each of the past three fiscal years. Despite a difficult economic environment, fiscal '01 revenues increased 12% to $7.0 billion. Prior to the non-cash, non-recurring charge in '01, pre-tax earnings increased 25% and diluted earnings per share increased 16% to $1.52. In fiscal '00, pre-tax earnings increased 21% and diluted earnings per share increased 16% to $1.31 (prior to the non-recurring charges in '99). Fiscal '01 was ADP's 40th consecutive year of double-digit earnings per share growth since becoming a public company in 1961.

      Revenues and revenue growth by ADP's major business units are shown below:



                                Revenues                    Revenue Growth
-------------------------------------------------------------------------------
                           Years Ended June 30,          Years Ended June 30,
                     ----------------------------------------------------------
(In millions)           2001       2000       1999     2001      2000      1999
                     -----------------------------   --------------------------

Employer Services     $4,018     $3,579     $3,232       12%       11%      16%
Brokerage Services     1,756      1,477      1,147       19        29        5
Dealer Services          691        725        723       (5)        -        7
Other                    553        507        438        9        16       23
                     -----------------------------   --------------------------
Consolidated          $7,018     $6,288     $5,540       12%       13%       12%
                     -----------------------------   --------------------------
                     -----------------------------   --------------------------
-------------------------------------------------------------------------------




     Consolidated revenues grew 12% in fiscal '01 primarily from increased market penetration, from an expanded array of products and services, with relatively minor contributions from price increases. Prior to acquisitions and dispositions, revenues increased approximately 11%.

     As a result of the weaker economic conditions and the decreases in interest rates during fiscal `01, we instituted a series of initiatives in the latter part of the year to bring our expense structure in line with lower revenue expectations. These actions have resulted in approximately $150 million of lower annual expense run rate as of June 30, 2001 than would otherwise have been the case.

     The consolidated pre-tax margin was 23.0% in '01 (prior to the non-recurring charge), 20.5% in '00, and 19.3% in '99 (prior to non-recurring charges). Pre-tax margin improved over the previous year as continued automation and operating efficiencies enabled the Company to offset accelerated investments in new products, and increased spending on systems development and programming. The impact of transitioning the investment portfolio from tax-exempt to taxable instruments also contributed to the margin improvement.

     Certain revenues and expenses are charged to business units at a standard rate for management and motivation reasons. Other costs are recorded based on management responsibility. As a result, various income and expense items, including certain non-recurring gains and losses, are recorded at the corporate level and certain shared costs are not allocated. The prior years' business unit revenues and pre-tax earnings have been restated to reflect fiscal year 2001 budgeted foreign exchange rates.

Employer Services

Employer Services' revenues grew 12% in fiscal '01, and in the absence of acquisitions and dispositions, revenue growth would have been about 11% in '01, 12% in '00, and 15% in '99.

       Employer Services' operating margin was 23.3% in '01, 21.4% in '00, and 20.6% in '99. Employer Services' operating margin improved due to operating efficiencies, cost containment initiatives and also improvements in Europe, slightly offset by investments in new products and acquisitions.

      Employer Services' revenues shown above include interest earned on collected but not yet remitted funds held for clients at a standard rate of 6%.

Brokerage Services

Brokerage Services' revenue growth was 19%. In the absence of acquisitions and dispositions, revenue growth would have been about 7% in '01, compared to 31% in '00 and 21% in '99.

      Brokerage Services' operating margin was 19% in '01 compared to 23% in '00 and 19% in '99. The lower margins in fiscal '01 resulted from the prior year fourth quarter acquisition of Cunningham Graphics, investments made in data center capacity to support higher trading volumes and the extraordinarily high level of trading activity in '00.


Dealer Services

Dealer Services' revenues decreased 5% in '01. In the absence of acquisitions and dispositions, '01 revenues would have decreased 3%, compared to flat revenues in '00 and 7% revenue growth in '99. Dealer Services' operating margin was 15% in fiscal '01 compared to 16% in '00 and 15% in '99. Dealer Services' operating margin declined due to investments in new products and acquisitions.

Other

The primary components of "Other" revenues are Claims Services, foreign exchange differences, and miscellaneous processing services. "Other" also includes interest on corporate investments of $164 million, $119 million, and $84 million in '01, `00, and '99, respectively. In addition, "Other" revenues have been adjusted for the difference between actual interest earned on invested funds held for clients and interest credited to Employer Services at a standard rate of 6%.

      During fiscal '01 the Company recorded a $90 million ($54 million net of tax) write-off of its investment in Bridge Information Systems, Inc. (Bridge), which is reflected in "realized (gains)/losses on investments." This non-cash, non-recurring write-off represented the Company's total recorded investment in Bridge.

       During fiscal '00 the Company transitioned a portion of its corporate and client fund investments from tax-exempt to taxable instruments in order to increase liquidity of the overall portfolio. Approximately $2.6 billion of tax-exempt investments were sold prior to maturity at a pre-tax loss of approximately $32 million ($10 million corporate funds, $22 million funds held for clients), and the proceeds were reinvested at higher prevailing interest rates.

      During fiscal '99 the Company sold its Peachtree Software and Brokerage Services front-office businesses, and decided to exit several other businesses and contracts. The combination of these transactions and certain other charges resulted in an approximately $37 million reduction in general, administrative and selling expenses and a $40 million provision for income taxes.

      Additionally, '99 includes approximately $21 million ($14 million after-tax) of transaction costs and other adjustments in general, administrative and selling expenses, recorded by Vincam prior to the March 1999 pooling transaction.

      In each of the past three years, investments in systems development and programming have increased to accelerate automation, migrate to new computing technologies, and develop new products.

            Certain member countries of the European Union have transitioned to the Euro as a new common legal currency. The costs of this transition have not had a material effect on ADP.

      In '01 the Company's effective tax rate was 39.4%. Excluding the impact of non-recurring charges associated with certain acquisitions, dispositions and other activities, the effective tax rate was 34.8% in '00 and 33.2% in '99. The increased rate in '01 is primarily a result of the transition, referred to above, of a portion of the Company's investment portfolio to taxable investments.

      For '02 ADP is planning another record year with revenue growth in the high single digits. In '02 the Company will adopt Statement of Financial Accounting Standard (SFAS) No. 142 "Goodwill and Intangible Assets," which will eliminate goodwill amortization and will require pro forma footnote disclosure of fiscal 2001 results. ADP is also planning diluted earnings per share growth of 13% to 15% over the pro forma fiscal '01 results prior to the non-cash, non-recurring item.

Financial Condition

      ADP's financial condition and balance sheet remain exceptionally strong. At June 30, 2001, cash and marketable securities approximated $2.6 billion. Shareholders' equity was approximately $4.7 billion, and return on average equity for the year was approximately 20%. The ratio of long-term debt to equity at June 30, 2001 was 2%.

      Cash flow from operating activities approximated $1.5 billion in '01 with another excellent year expected in '02.

      In '01 16.6 million shares of common stock were purchased at an average price of approximately $56. The Board of Directors has authorized the purchase of up to 53 million additional shares.

      In '01 zero coupon convertible subordinated notes were converted to 1.3 million shares of common stock.

      In `01 the Company entered into an unsecured revolving credit agreement with certain financial institutions, which provides for borrowings up to $2.5 billion. Borrowings under the agreement bear interest tied to LIBOR or prime rate depending on the number of days the borrowings are outstanding. The agreement, which expires in October 2001, has no borrowings to date.

      During '01 the Company purchased several businesses for approximately $75 million in cash. The cost of acquisitions in '00 and '99 aggregated $200 million and $107 million, respectively.

      During '99 the Company issued 7.2 million shares of common stock to acquire Vincam in a pooling of interests transaction, and the Company's results were restated accordingly. The Company also acquired several businesses in fiscal '99 (subsequent to the Vincam merger) in pooling of interests transactions in exchange for approximately 4 million shares of common stock. The Company's consolidated financial statements were not restated because in the aggregate these transactions were not material.

      Capital expenditures during '01 were $185 million following investments of $166 million in '00 and $178 million in '99. Capital spending in fiscal '02 should approximate $200 million.

      Approximately forty-percent of the Company's overall investment portfolio is invested in overnight interest-bearing instruments, which are therefore impacted immediately by changes in interest rates. The other sixty-percent of the Company's investment portfolio is invested in fixed-income securities, with maturities up to ten years. The Company has historically had the ability to hold these investments until maturity, and therefore this has not had an adverse impact on income or cash flows.

      The earnings impact of future rate changes is not precisely predictable because many factors influence the return on the Company's portfolio. These factors include, among others, the overall portfolio mix between short-term and long-term investments. This mix varies during the year and is impacted by daily interest rate changes. A hypothetical change in interest rates of 25 basis points applied to the June 30, 2001 balances would result in a $12 million pre-tax earnings impact over the following twelve-month period.



Market Price, Dividend Data and Other

The market price of the Company's common stock (symbol: ADP) based on New York Stock Exchange composite transactions and cash dividends per share declared during the past two years have been:


------------------------------------------------------------------
                                 Price Per Share
                              ----------------------     Dividends
Fiscal 2001 quarter ended       High          Low        Per Share
                              ----------------------     ---------

June 30                       $57.1500     $49.5700      $ .10250
March 31                       63.5625      48.4700        .10250
December 31                    69.9375      58.5000        .10250
September 30                   67.8750      49.5000        .08750
------------------------------------------------------------------

Fiscal 2000 quarter ended

June 30                       $57.9375     $44.6875      $ .08750
March 31                       55.4375      40.0000        .08750
December 31                    54.8125      43.0000        .08750
September 30                   44.8750      37.3750        .07625
------------------------------------------------------------------


      As of June 30, 2001 there were approximately 34,000 holders of record of the Company's common stock. Approximately 271,000 additional holders have their stock in "street name".

New Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board issued SFAS No. 141,"Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets," which revise the standards for accounting for business combinations and goodwill and other intangible assets acquired in a business combination. The Company intends to adopt SFAS No.141 and SFAS No.142 in fiscal 2002. The pro forma basic and diluted earnings per share for fiscal 2001 will increase by $.07 per share from $1.47 to $1.54 and $1.44 to $1.51, respectively.


      This report contains "forward-looking statements" based on management's expectations and assumptions and are subject to risks and uncertainties that may cause actual results to differ from those expressed. Factors that could cause differences include: ADP's success in obtaining, retaining and selling additional services to clients; the pricing of products and services; changes in laws regulating payroll taxes and employee benefits; overall economic trends, including interest rate and foreign currency trends; stock market activity; auto sales and related industry changes; employment levels; changes in technology; availability of skilled technical associates; and the impact of new acquisitions. ADP disclaims any obligations to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Statements of Consolidated Earnings

Automatic Data Processing, Inc. and Subsidiaries


--------------------------------------------------------------------------------------------
(In thousands, except per share amounts)
Years ended June 30,                                          2001         2000         1999
                                                        ----------   ----------   ----------

Revenues other than interest on funds held for clients
 and PEO revenues                                       $6,264,030   $5,729,042   $5,110,262

Interest on funds held for clients                         518,956      348,596      269,496

PEO revenues(A)                                            234,584      209,874      160,383
                                                        ----------   ----------   ----------

Total revenues                                           7,017,570    6,287,512    5,540,141
                                                        ----------   ----------   ----------

Operating expenses                                       2,900,124    2,564,496    2,376,172
General, administrative and selling expenses             1,665,447    1,643,360    1,379,026
Systems development and programming costs                  514,279      460,275      412,380
Depreciation and amortization                              320,856      284,282      272,807
Interest expense                                            14,260       13,140       19,090
Realized(gains)/losses on investments                       77,594       32,359       (3,834)
                                                        ----------   ----------   ----------
                                                         5,492,560    4,997,912    4,455,641
                                                        ----------   ----------   ----------

Earnings before income taxes                             1,525,010    1,289,600    1,084,500
Provision for income taxes                                 600,290      448,800      387,660
                                                        ----------   ----------   ----------
Net earnings                                            $  924,720   $ 840,800    $  696,840
                                                        ----------   ----------   ----------
                                                        ----------   ----------   ----------

Basic earnings per share                                $     1.47   $     1.34   $     1.13
                                                        ----------   ----------   ----------
Diluted earnings per share                              $     1.44   $     1.31   $     1.10
                                                        ----------   ----------   ----------

Basic shares outstanding                                   629,035      626,766      615,630
                                                        ----------   ----------   ----------
Diluted shares outstanding                                 645,989      646,098      636,892
                                                        ==========   ==========   ==========
--------------------------------------------------------------------------------------------
(A) Net of pass-through costs of $2,446,768, $2,197,323, and $1,748,841, respectively.



See notes to consolidated financial statements.

Consolidated Balance Sheets

Automatic Data Processing, Inc. and Subsidiaries


----------------------------------------------------------------------------------------------
(In thousands, except per share amounts)
Years ended June 30,                                                       2001          2000
                                                                    -----------    -----------

Assets
Current assets:
   Cash and cash equivalents                                        $ 1,275,356    $ 1,227,637
   Short-term marketable securities                                     515,245        596,792
   Accounts receivable                                                  976,638        899,314
   Other current assets                                                 316,221        340,709
                                                                    -----------    -----------
   Total current assets                                               3,083,460      3,064,452

Long-term marketable securities                                         806,363        628,120
Long-term receivables                                                   224,964        245,249
Property, plant and equipment:
   Land and buildings                                                   457,110        439,022
   Data processing equipment                                            653,641        612,608
   Furniture, leaseholds and other                                      533,883        498,354
                                                                    -----------    -----------
                                                                       1,644,634     1,549,984
   Less accumulated depreciation                                     (1,029,984)      (952,715)
                                                                    -----------    -----------
                                                                         614,650       597,269
Other assets                                                            219,133        271,136
Intangibles                                                           1,601,410      1,623,701
                                                                    -----------    -----------
   Total assets before funds held for clients                         6,549,980      6,429,927
Funds held for clients                                               11,339,110     10,420,889
                                                                    -----------    -----------
   Total assets                                                     $17,889,090    $16,850,816
                                                                    ===========    ===========

Liabilities and Shareholders' Equity
Current liabilities:
   Notes payable                                                    $         -    $    21,523
   Accounts payable                                                     156,324        129,436
   Accrued expenses and other current liabilities                     1,032,273      1,044,002
   Income taxes                                                         147,676        101,707
                                                                    -----------    -----------
   Total current liabilities                                          1,336,273      1,296,668
Long-term debt                                                          110,227        132,017
Other liabilities                                                       208,880        171,843
Deferred income taxes                                                   207,928        151,337
Deferred revenue                                                         85,931         95,361
                                                                    -----------    -----------
   Total liabilities before client funds obligations                  1,949,239      1,847,226
Client funds obligations                                             11,238,854     10,420,772
                                                                    -----------    -----------
   Total liabilities                                                 13,188,093     12,267,998
                                                                    -----------    -----------

Shareholders' equity:
   Preferred stock, $1.00 par value:
      Authorized, 300 shares; issued, none                                   --             --
   Common stock, $.10 par value:
      Authorized, 1,000,000 shares; issued, 638,702
      and 631,443 shares , respectively                                 63,870          63,144
   Capital in excess of par value                                       553,927        402,767
   Retained earnings                                                  5,153,408      4,477,141
   Treasury stock - at cost 14,766 and 2,697 shares, respectively     (837,244)       (130,800)
   Accumulated other comprehensive income                              (232,964)      (229,434)
                                                                    -----------    -----------
      Total shareholders' equity                                      4,700,997      4,582,818
                                                                    -----------    -----------
Total liabilities and shareholders' equity                          $17,889,090    $16,850,816
                                                                    ===========    ===========

----------------------------------------------------------------------------------------------
See notes to consolidated financial statements.

Statements of Consolidated Shareholders' Equity

Automatic Data Processing, Inc. and Subsidiaries



-------------------------------------------------------------------------------
(In thousands, except per share amounts)

                                                                                                        Accumulated
                           Common Stock      Capital in                                                       Other
                        -------------------   Excess of     Retained       Treasury   Comprehensive   Comprehensive
                         Shares      Amount   Par Value     Earnings          Stock          Income          Income

-------------------------------------------------------------------------------------------------------------------
Balance, July 1, 1998    628,576    $62,858    $476,686   $3,372,247      $(370,724)                      $(101,620)
Net earnings                 --          --          --      696,840             --       $ 696,840              --
Currency translation                                                                        (47,674)        (47,674)
Unrealized gain on
securities                                                                                   13,827          13,827
                                                                                          ---------
Comprehensive income                                                                      $ 662,993
                                                                                          ---------
                                                                                          ---------
Employee stock plans
 and related tax
 benefits                    --          --      44,163           --         95,086
Treasury stock
 acquired (2,550 shares)     --          --          --           --        (85,365)
Acquisitions (4,316 shares)  --          --     (97,594)     (39,533)       119,583
Debt conversion
 (2,623 shares)              --          --      (1,922)          --         52,216
Dividends
 ($.295 per share)           --          --          --     (181,133)            --

                        --------------------------------------------------------------------------------------------
Balance, June 30, 1999   628,576     62,858     421,333    3,848,421       (189,204)                       (135,467)
Net earnings                  --         --          --      840,800             --       $ 840,800              --
Currency translation                                                                        (86,277)        (86,277)
Unrealized loss on
 securities                                                                                  (7,690)         (7,690)
                                                                                          ---------
Comprehensive income                                                                      $ 746,833
                                                                                          ---------
                                                                                          ---------
Employee stock plans
 and related
 tax benefits              2,867        286     (7,841)         498       207,322
Treasury stock acquired
 (4,648 shares)               --         --         --           --      (201,007)
Acquisitions
 (478 shares)                 --         --      4,359           --        20,122
Debt conversion
 (808 shares)                 --         --    (15,084)          --        31,967
Dividends
 ($.33875 per share)          --         --         --     (212,578)           --
                        --------------------------------------------------------------------------------------------

Balance, June 30, 2000   631,443     63,144    402,767    4,477,141      (130,800)                       (229,434)
Net earnings                  --         --         --      924,720            --       $ 924,720              --
Currency translation                                                                      (80,816)        (80,816)
Unrealized gain on
 securities                                                                                77,286          77,286
                                                                                        ---------
Comprehensive income                                                                    $ 921,190
                                                                                        ---------
                                                                                        ---------
Employee stock plans
 and related
 tax benefits              6,878        688    163,464           --       187,058
Treasury stock acquired
 (16,558 shares)              --         --         --           --      (935,064)
Acquisitions (22 shares)      --         --        234           --           839
Debt conversion
 (1,303 shares)              381         38    (12,538)          --        40,723
Dividends
 ($.395 per share)            --         --         --     (248,453)           --
---------------------------------------------------------------------------------------------------------------------
Balance, June 30, 2001    638,702   $63,870   $553,927   $5,153,408     $(837,244)                      $(232,964)
                          =======   ========  ========   ==========     =========                       =========
---------------------------------------------------------------------------------------------------------------------


See notes to consolidated financial statements.

Statements of Consolidated Cash Flows

Automatic Data Processing, Inc. and Subsidiaries


------------------------------------------------------------------------------------------------------
(In thousands)
Years ended June 30,                                            2001           2000            1999

------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities
Net earnings                                               $   924,720       $840,800       $ 696,840
Adjustments to reconcile net earnings to net cash flows
provided by operating activities:
  Depreciation and amortization                                320,856        284,282         272,807
  Write-off of investment in Bridge                             90,000              -               -
  Deferred income taxes                                         29,450          8,885         (23,235)
  Increase in receivables and other assets                     (70,699)      (149,913)       (155,132)
  Increase in accounts payable and accrued expenses            182,634         39,339         100,057
  Other                                                         14,063         46,708         (37,476)
                                                             ---------      ---------       ---------
    Net cash flows provided by operating activities          1,491,024      1,070,101         853,861
                                                             ---------      ---------       ---------

Cash Flows From Investing Activities
Purchases of marketable securities                          (3,973,434)     (7,372,892)    (1,882,411)
Proceeds from sale of marketable securities                  3,087,406       4,001,848       1,064,810
Net change in client fund obligations                          818,082       3,406,039         486,293
Capital expenditures                                          (185,406)       (166,012)       (177,700)
Additions to intangibles                                       (97,448)        (67,303)        (62,360)
Acquisitions of businesses, net of cash acquired               (73,667)       (175,248)       (107,317)
Disposals of businesses                                            900          14,634         276,035
Other                                                          (32,267)        (11,664)         10,590
                                                             ---------       ---------       ---------
    Net cash flows used in investing activities               (455,834)       (370,598)       (392,060)
                                                             ---------       ---------       ---------

Cash Flows From Financing Activities
Payments of debt                                               (48,567)       (106,090)       (289,141)
Proceeds from issuance of notes                                 26,435          13,940          91,696
Repurchases of common stock                                   (935,064)       (201,007)        (85,365)
Proceeds from issuance of common stock                         218,178         172,589         100,359
Dividends paid                                                (248,453)       (212,578)       (181,133)
                                                             ---------       ---------       ---------
    Net cash flows used in financing activities               (987,471)       (333,146)       (363,584)
                                                             ---------       ---------       ---------

Net change in cash and cash equivalents                         47,719         366,357          98,217
Cash and cash equivalents, at beginning of period            1,227,637         861,280         763,063
                                                             ---------       ---------       ---------
Cash and cash equivalents, at end of period                 $1,275,356      $1,227,637       $ 861,280
                                                             ---------       ---------       ---------
                                                             ---------       ---------       ---------
------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements
Automatic Data Processing, Inc. and Subsidiaries

Years ended June 30, 2001, 2000 and 1999

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

B. Revenue Recognition. Service revenues, including monthly license, maintenance and other fees, are recognized as services are provided. Prepaid software licenses and the gross profit on the sale of hardware is recognized in revenue primarily at installation and client acceptance with a portion deferred and recognized on the straight-line basis over the initial contract period. Interest earnings on collected but not yet remitted funds held for clients are an integral part of certain of the Employer Services product offerings and are recognized in revenues as earned. Professional Employer Organization (PEO) revenues are net of pass-through costs, which include wages and taxes. In December 1999, the Securities and Exchange Commission released Staff Accounting Bulletin (SAB) No. 101,"Revenue Recognition." Adherence to this SAB has not had a material impact on the Company's consolidated financial statements.



C. Cash and Cash Equivalents. Highly-liquid investments with a maturity of ninety days or less at the time of purchase are considered cash equivalents.

D. Investments. Short-term and long-term marketable securities and funds held for clients are primarily invested in high-grade fixed-income instruments. All of the Company's marketable securities, including $6,408 million of funds held for clients, are considered to be "available-for-sale" at June 30, 2001 and, accordingly, are carried on the balance sheet at fair market value. The remainder of the funds held for clients are cash equivalents. Approximately $2,561 million of the "available-for-sale" investments mature in less than one year, $2,660 million in 1-2 years, $1,057 million in 2-3 years, $479 million in 3-4 years, and $973 million in 5-10 years.

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

      The estimated useful lives of assets are primarily as follows:

--------------------------------------------------------------------------------
Data processing equipment                                           2 to 3 years
--------------------------------------------------------------------------------
Buildings                                                         20 to 40 years
--------------------------------------------------------------------------------
Furniture and fixtures                                              3 to 7 years
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

F. Intangibles. Intangible assets are recorded at cost and are amortized primarily on the straight-line basis over their estimated useful lives. Goodwill is amortized over periods ranging from 10 to 40 years, and is periodically reviewed for impairment by comparing carrying value to undiscounted expected future cash flows. If impairment is indicated, a write-down to fair value (normally measured by discounting estimated future cash flows) is recorded.

G. Foreign Currency Translation. The net assets of the Company's foreign subsidiaries are translated into U.S. dollars based on exchange rates in effect at the end of each period, and revenues and expenses are translated at average exchange rates during the periods. Currency transaction gains or losses, which are included in the results of operations, are immaterial for all periods presented. Gains or losses from balance sheet translation are included in accumulated other comprehensive income on the balance sheet.

H. Earnings Per Share (EPS). The calculation of basic and diluted EPS is as follows:


--------------------------------------------------------------------------------
(In thousands, except EPS)

                                            Effect of
                                          Zero Coupon    Effect of
                                         Subordinated        Stock
                                  Basic         Notes      Options       Diluted
                               --------      --------     --------      --------
2001
Net earnings                   $924,720      $  2,340     $     --      $927,060
Average shares                  629,035         3,472       13,482       645,989
EPS                            $   1.47                                 $   1.44
                               --------      --------     --------
--------
2000
Net earnings                   $840,800      $  2,912     $     --      $843,712
Average shares                  626,766         4,509       14,823       646,098
EPS                            $   1.34                                 $   1.31
                               --------      --------     --------      --------
1999
Net earnings                   $696,840      $  3,607     $     --      $700,447
Average shares                  615,630         5,956       15,306       636,892
EPS                            $   1.13                                 $   1.10
                               --------      --------     --------      --------

--------------------------------------------------------------------------------


I. Reclassification of Prior Financial Statements. Certain reclassifications have been made to previous years' financial statements to conform to the 2001 presentation.
J. New Accounting Pronouncements. In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 141,"Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets," which revise the standards for accounting for business combinations and goodwill and other intangible assets acquired in a business combination. The Company intends to adopt SFAS No.141 and SFAS No.142 in fiscal 2002. The pro forma basic and diluted earnings per share for fiscal 2001 will increase by $.07 per share from $1.47 to $1.54 and $1.44 to $1.51, respectively.


Note 2. Acquisitions and Dispositions

      The Company purchased several businesses for approximately $75 million in fiscal 2001, $200 million (including $25 million in common stock) in 2000 and $107 million in 1999, net of cash acquired. The results of these acquired businesses are included from the dates of acquisition.

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



Note 3. Non-recurring Items

      In fiscal 1999 the Company divested its Brokerage front-office business to Bridge Information Systems, Inc.(Bridge), and received $90 million of Bridge convertible preferred stock as part of the proceeds. In fiscal 2001 Bridge filed for bankruptcy and the Company recorded a $90 million ($54 million net of tax) write-off of its investment, reflected in "realized(gains)/losses on investments."

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


Note 4. Receivables

      Accounts receivable is net of an allowance for doubtful accounts of $42 million and $48 million at June 30, 2001 and 2000, respectively.

      The Company finances the sale of computer systems to certain of its clients. These finance receivables, most of which are due from automobile and truck dealerships, are reflected in the consolidated balance sheets as follows:



--------------------------------------------------------------------------------
(In thousands)
June 30,                          2001                          2000
                          -----------------------       -----------------------
                           Current      Long-term        Current      Long-term
                          -----------------------       -----------------------

Receivables               $189,079       $267,394       $171,415       $293,489
Less:
  Allowance for
    doubtful accounts       (9,717)       (16,666)       (13,063)       (16,946)
  Unearned income          (28,603)       (25,764)       (29,980)       (31,294)
                          -----------------------       -----------------------
                          $150,759       $224,964       $128,372       $245,249
                          -----------------------       -----------------------
                          -----------------------       -----------------------
--------------------------------------------------------------------------------



      Unearned income from finance receivables represents the excess of gross receivables over the sales price of the computer systems financed. Unearned income is amortized using the interest method to maintain a constant rate of return on the net investment over the term of each contract.


      Long-term receivables at June 30, 2001 mature as follows:



--------------------------------------------------------------------------------
(In thousands)

2003                                                                    $138,942
2004                                                                      77,482
2005                                                                      38,397
2006                                                                      11,374
2007                                                                       1,146
Thereafter                                                                    53
                                                                        --------
                                                                        $267,394
                                                                        --------
                                                                        --------
--------------------------------------------------------------------------------


Note 5. Intangible Assets

Components of intangible assets are as follows:


--------------------------------------------------------------------------------
(In thousands)
June 30,                                              2001                 2000
                                               -----------          -----------

Goodwill                                       $ 1,405,493          $ 1,378,265
Other                                            1,086,487            1,025,610
                                               -----------          -----------
                                                 2,491,980            2,403,875
Less accumulated amortization                     (890,570)            (780,174)
                                               -----------          -----------
                                               $ 1,601,410          $ 1,623,701
                                               -----------          -----------
                                               -----------          -----------
--------------------------------------------------------------------------------

      Other intangibles consist primarily of purchased rights (acquired directly or through acquisitions) to provide data processing services to various groups of clients (amortized over periods from 5 to 36 years) and purchased software (amortized over periods from 3 to 10 years). Amortization of intangibles totaled $157 million for fiscal 2001, $133 million for 2000 and $126 million for 1999.

Note 6. Short-term Financing

In October 2000, the Company entered into an unsecured revolving credit agreement with certain financial institutions, which provides for borrowings up to $2.5 billion. Borrowings under the agreement bear interest tied to LIBOR or prime rate depending on the number of days the borrowings are outstanding. The agreement, which expires in October 2001, has no borrowings to date.

The Company's short-term financing is sometimes obtained on a secured basis through the use of repurchase agreements, which are collateralized principally by U.S. government securities. These agreements generally have terms ranging from overnight to up to three days. There were no outstanding repurchase agreements at June 30, 2001 and 2000. For the fiscal year ended June 30, 2001, the Company had an average outstanding balance of $41 million at an average interest rate of 4.3%.


Note 7. Debt

Components of long-term debt are as follows:

--------------------------------------------------------------------------------
(In thousands)
June 30,                                                  2001            2000
                                                     ---------        ---------

Zero coupon convertible subordinated
  notes (5.25% yield)                                $  62,312        $  86,639
Industrial revenue bonds
  (with fixed and variable interest rates
  from 2.85% to 3.5%)                                   36,449           36,858
Other                                                   12,681           11,713
                                                     ---------        ---------
                                                       111,442          135,210
Less current portion                                    (1,215)          (3,193)
                                                     ---------        ---------
                                                     $ 110,227        $ 132,017
                                                     ---------        ---------
                                                     ---------        ---------
--------------------------------------------------------------------------------

      The zero coupon convertible subordinated notes have a face value of approximately $108 million at June 30, 2001 and mature February 20, 2012, unless converted or redeemed earlier. At June 30, 2001, the notes were convertible into approximately 2.8 million shares of the Company's common stock. The notes are callable at the option of the Company, and the holders of the notes can convert into common stock at any time or require redemption in certain years. During fiscal 2001 and 2000, approximately $50 million and $31 million face value of notes were converted, resepectively. As of June 30, 2001 and 2000, the quoted market prices for the zero coupon notes were approximately $139 million and $208 million, respectively. The fair value of the other debt, included above, approximates its carrying value.

      Long-term debt repayments at June 30, 2001 are due as follows:



--------------------------------------------------------------------------------
(In thousands)

2003                                                                    $  1,485
2004                                                                         290
2005                                                                         281
2006                                                                         822
2007                                                                         173
Thereafter                                                               107,176
                                                                        --------
                                                                        $110,227
                                                                        ========
--------------------------------------------------------------------------------


      During fiscal 2001 and 2000, the average interest rate for notes payable was 5.9% and 5.0%, respectively.

      Interest payments were approximately $10 million in fiscal 2001, $10 million in fiscal 2000 and $12 million in fiscal 1999.

Note 8. Funds Held for Clients and Client Funds Obligations

As part of its integrated payroll and payroll tax filing services, the Company impounds funds for federal, state and local employment taxes from approximately 351,000 clients; files annually over 18 million returns; handles all regulatory correspondence, amendments, and penalty and interest disputes; remits the funds to the appropriate tax agencies; and handles other employer-related services. In addition to fees paid by clients for these services, the Company receives interest during the interval between the receipt and disbursement of these funds by investing the funds primarily in fixed-income instruments. The amount of collected but not yet remitted funds for the Company's payroll and tax filing and certain other services varies significantly during the year and averaged approximately $8.2 billion in fiscal 2001, $6.9 billion in fiscal 2000, and $5.9 billion in fiscal 1999.

Note 9. Employee Benefit Plans

A. Stock Plans. The Company has stock option plans which provide for the issuance to eligible employees of incentive and non-qualified stock options, which may expire as much as 10 years from the date of grant, at prices not less than the fair market value on the date of grant. At June 30, 2001 there were 10,817 participants in the plans. The aggregate purchase price for options outstanding at June 30, 2001 was approximately $1.7 billion. The options expire at various points between 2001 and 2011.

        A summary of changes in the stock option plans for the three years ended
June 30, 2001 is as follows:
---------------------------------------------------------------------------------------------
(In thousands, except per share amounts)
                                       Number of Options               Weighted Average Price
                               ----------------------------------      ----------------------
Years ended June 30,            2001           2000          1999       2001    2000     1999
                               ----------------------------------      ----------------------

Options outstanding,
  beginning of year            46,694        47,467        45,596       $29      $24      $18
Options granted                10,740         9,646        11,616       $57      $46      $38
Options exercised              (7,956)       (6,736)       (6,154)      $18      $16      $12
Options canceled               (1,982)       (3,683)       (3,591)      $38      $32      $24
                               ----------------------------------
Options outstanding,
  end of year                  47,496        46,694        47,467       $37      $29      $24
                               ----------------------------------
Options exercisable,
  end of year                  19,929        18,719        16,898       $25      $19      $15
                               ----------------------------------
Shares available for
  future grants,
  end of year                   1,720        10,478         1,691
                               ----------------------------------
Shares reserved for
  issuance under
  stock option plans           49,216        57,172        49,158
                               ----------------------------------
                               ----------------------------------
---------------------------------------------------------------------------------------------


      Summarized information about stock options outstanding as of June 30, 2001 is as follows:


---------------------------------------------------------------------------------------------
                              Outstanding                                 Exercisable
---------------------------------------------------------------------------------------------
Exercise                   Number     Remaining       Average              Number    Average
Price                  of Options          Life      Exercise          of Options   Exercise
Range               (In thousands)    (In years)        Price       (In thousands)     Price
---------------------------------------------------------------------------------------------

Under $15                   5,077           2.4           $12               5,020        $12
$15 to $25                  8,645           4.9           $20               6,671        $20
$25 to $35                  7,017           6.5           $29               3,673        $29
$35 to $45                 13,231           7.8           $41               3,805        $41
$45 to $55                  6,459           9.3           $52                 607        $51
Over $55                    7,067           9.2           $60                 153        $59
---------------------------------------------------------------------------------------------


      The Company has stock purchase plans under which eligible employees have the ability to purchase shares of common stock at 85% of the lower of market value as of the date of purchase election or as of the end of the plans. Approximately 2.4 million and 2.2 million shares are scheduled for issuance on December 31, 2002 and 2001, respectively. Approximately 2.5 million and 3.1 million shares were issued during the years ended June 30, 2001 and 2000, respectively. At June 30, 2001 and 2000, there were approximately 5.7 million and 7.2 million shares, respectively, reserved for purchase under the plans. Included in liabilities as of June 30, 2001 and 2000 are employee stock purchase plan withholdings of approximately $94 million and $86 million, respectively.

      The Company follows APB 25 to account for its stock plans. The pro forma net income impact of options and stock purchase plan rights granted subsequent to July 1, 1995 is shown below. The fair value for these instruments was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:


--------------------------------------------------------------------------------
Years ended June 30,                       2001            2000            1999
                                      ---------       ---------       ---------

Risk-free interest rate                 5.3-6.0%        6.0-6.7%        4.5-5.7%
Dividend yield                            .7-.8%          .8-.9%            1.0%
Volatility factor                     27.9-28.2%      22.0-26.7%      19.7-21.8%
Expected life:
 Options                                    6.3             6.4             6.3
 Purchase rights                            2.0             2.0             2.0
Weighted average fair value:
 Options                                 $21.31          $16.89          $11.63
 Purchase rights                         $20.58          $19.73          $12.29
                                      ---------       ---------       ---------
                                      ---------       ---------       ---------
--------------------------------------------------------------------------------



      The Company's pro forma information, amortizing the fair value of the stock options and stock purchase plan rights issued subsequent to July 1, 1995 over their vesting period, is as follows:



--------------------------------------------------------------------------------
(In millions, except per share amounts)
Years ended June 30,                            2001          2000          1999
                                            --------      --------      --------

Pro forma net earnings                      $    818      $    762      $    638
Pro forma basic earnings per share          $   1.30      $   1.22      $   1.04
Proforma diluted earnings per share         $   1.27      $   1.18      $   1.01
                                            --------      --------      --------
                                            --------      --------      --------
--------------------------------------------------------------------------------



      The Company has a restricted stock plan under which shares of common stock have been sold for nominal consideration to certain key employees. These shares are restricted as to transfer and in certain circumstances must be resold to the Company at the original purchase price. The restrictions lapse over periods of up to six years. During the years ended June 30, 2001, 2000 and 1999 the Company issued 172,500, 171,900, and 121,400 restricted shares, respectively.

B. Pension Plans. The Company has a defined benefit cash balance pension plan covering substantially all U.S. employees, under which employees are credited with a percentage of base pay plus interest. Effective January 1, 2001, the plan interest credit rate was changed from a fixed rate of 7% to a rate that will vary from year-to-year with the 10-year treasury constant. Employees are fully vested on completion of five years' service. The Company's policy is to make contributions within the range determined by generally accepted actuarial principles. In addition, the Company has various retirement plans for its non-U.S. employees.


     The plans' funded status as of June 30, 2001 and 2000 follows:



--------------------------------------------------------------------------------
(In thousands)
June 30,                                                   2001            2000
                                                      ---------       ---------

Change in plan assets:
Funded plan assets at market value at
  beginning of year                                   $ 485,700       $ 354,500
Plans of acquired employers                                  -           17,300
Actual return on plan assets                            (44,700)         78,300
Employer contributions                                   36,100          43,000
Benefits paid                                            (7,800)         (7,400)
                                                      ---------       ---------
Funded plan assets at market value at
  end of year                                         $ 469,300       $ 485,700
                                                      ---------       ---------
                                                      ---------       ---------
Change in benefit obligation:
Benefit obligation at beginning of year               $ 316,600       $ 256,400
Plans of acquired employers                                   -          20,900
Service cost                                             31,400          29,600
Interest cost                                            23,600          20,000
Actuarial and other (gain)/losses                        18,700          (2,900)
Benefits paid                                            (7,800)         (7,400)
                                                      ---------       ---------
Projected benefit obligation end of year              $ 382,500       $ 316,600
                                                      ---------       ---------
                                                      ---------       ---------
Plan assets in excess of projected benefits           $  86,800       $ 169,100
Transition obligation                                       300             500
Unrecognized net actuarial gain/loss due to
  different experience than assumed                      46,200         (58,200)
                                                      ---------       ---------
Prepaid pension cost                                  $ 133,300       $ 111,400
                                                      ---------       ---------
                                                      ---------       ---------
--------------------------------------------------------------------------------



      The components of net pension expense were as follows:



--------------------------------------------------------------------------------
(In thousands)
Years ended June 30,                         2001           2000           1999
                                         --------       --------       --------

Service cost - benefits earned
  during the period                      $ 31,400       $ 29,600       $ 23,400
Interest cost on projected benefits        23,600         20,200         16,400
Expected return on plan assets            (40,100)       (32,900)       (24,500)
Net amortization and deferral                 200           (100)          (700)
                                         --------       --------       --------
                                         $ 15,100       $ 16,800       $ 14,600
                                         --------       --------       --------
                                         --------       --------       --------
--------------------------------------------------------------------------------

      Assumptions used to develop the actuarial present value of benefit obligations generally were:



--------------------------------------------------------------------------------
Years ended June 30,                           2001          2000
                                               ----          ----

Discount rate                                  7.25%         7.75%
Expected long-term rate on assets              8.75%         8.75%
Increase in compensation levels                 6.0%          6.0%
                                               ----          ----
                                               ----          ----
--------------------------------------------------------------------------------


C. Retirement and Savings Plan. The Company has a 401(k) retirement and savings plan which allows eligible employees to contribute up to 16% of their compensation annually. The Company matches a portion of this contribution which amounted to approximately $31 million, $27 million and $26 million for calendar years 2000, 1999 and 1998, respectively.


Note 10. Income Taxes

The Company accounts for its income taxes using the asset and liability approach. Deferred taxes reflect the tax consequences on future years of differences between the financial reporting and tax bases of assets and liabilities.

      The provision for income taxes consists of the following components:



--------------------------------------------------------------------------------
(In thousands)
Years ended June 30,                   2001              2000              1999
                                  ---------         ---------         ---------

Current:
  Federal                         $ 439,745         $ 326,875         $ 296,397
  Non-U.S.                           77,435            56,505            66,440
  State                              53,660            56,535            48,058
                                  ---------         ---------         ---------
  Total current                     570,840           439,915           410,895
Deferred:
  Federal                            24,895             5,750            (6,045)
  Non-U.S.                           (3,743)            1,220           (15,175)
  State                               8,298             1,915            (2,015)
                                  ---------         ---------         ---------
  Total deferred                     29,450             8,885           (23,235)
                                  ---------         ---------         ---------
                                  $ 600,290         $ 448,800         $ 387,660
                                  ---------         ---------         ---------
                                  ---------         ---------         ---------
--------------------------------------------------------------------------------



      At June 30, 2001 and 2000, the Company had gross deferred tax assets of approximately $206 million and $188 million, respectively, consisting primarily of operating expenses not currently deductible for tax return purposes. Valuation allowances approximated $14 million and $23 million as of June 30, 2001 and 2000, respectively. Gross deferred tax liabilities approximated $373 million and $294 million, as of June 30, 2001 and June 30, 2000, respectively, consisting primarily of differences in the accounting and tax values of certain fixed and intangible assets.

      Income tax payments were approximately $437 million in 2001, $375 million in 2000, and $270 million in 1999.

A reconciliation between the Company's effective tax rate and the U.S. federal statutory rate is as follows:

--------------------------------------------------------------------------------------------------------
(In thousands, except percentages)
Years ended June 30,                       2001        %           2000        %     1999       %
                                      ------------------      ------------------   ------------------

Provision for taxes
  at U.S. statutory rate              $ 533,800     35.0      $ 451,400     35.0   $ 379,600     35.0
Increase (decrease)
  in provision from:
    Investments in
    municipals                           (5,700)    (0.4)       (68,180)    (5.3)    (68,360)    (6.3)

    State taxes, net
    of federal tax
    benefit                              40,270      2.6         37,990      2.9      29,930      2.8

    Other*                               31,920      2.2         27,590      2.2      46,490      4.2
                                      ------------------      ------------------   ------------------
                                      $ 600,290     39.4      $ 448,800     34.8   $ 387,660     35.7
                                      ------------------      ------------------   ------------------
                                      ------------------      ------------------   ------------------
--------------------------------------------------------------------------------------------------------

* 2001 and 1999 data includes impact of certain acquisitions, dispositions and other non-recurring adjustments.


Note 11. Commitments and Contingencies

The Company has obligations under various facilities and equipment leases, and software license agreements. Total expense under these agreements was approximately $269 million in 2001, $243 million in 2000 and $202 million in 1999, with minimum commitments at June 30, 2001 as follows:



--------------------------------------------------------------------------------
(In millions)

Years ending June 30,

2002                                                                        $257
2003                                                                         178
2004                                                                         107
2005                                                                          66
2006                                                                          38
Thereafter                                                                    87
                                                                            ----
                                                                            $733
                                                                            ----
                                                                            ----
--------------------------------------------------------------------------------



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


Note 12. Financial Data By Segment

Employer Services, Brokerage Services and Dealer Services are the Company's largest business units. ADP evaluates performance of its business units based on recurring operating results before interest on corporate funds, income taxes and foreign currency gains and losses. Certain revenues and expenses are charged to business units at a standard rate for management and motivation reasons. Other costs are recorded based on management responsibility. As a result, various income and expense items, including certain non-recurring gains and losses, are recorded at the corporate level and certain shared costs are not allocated. Goodwill amortization is charged to business units at an accelerated rate to act as a surrogate for the cost of capital for acquisitions. Interest on invested funds held for clients are recorded in Employer Services' revenues at a standard rate of 6%, with the adjustment to actual revenues included in "Other". Prior years' business unit revenues and pre-tax earnings have been restated to reflect fiscal year 2001 budgeted foreign exchange rates. Business unit assets include funds held for clients but exclude corporate cash, marketable securities and goodwill. "Other" consists primarily of Claims Services, corporate expenses, non-recurring items and the reconciling items referred to above.


----------------------------------------------------------------------------------------------------------------
(In millions)                           Employer        Brokerage           Dealer
Year ended June 30, 2001                Services         Services         Services            Other        Total
                                        --------        ---------         --------          -------      -------

Revenues                                 $ 4,018          $ 1,756          $   691          $   553      $ 7,018
Pre-tax earnings                         $   938          $   335          $   101          $   151      $ 1,525
Assets                                   $12,320          $   523          $   183          $ 4,863      $17,889
Capital expenditures                     $   106          $    33          $    23          $    23      $   185
Depreciation and amortization            $   196          $   109          $    38          $   (22)     $   321
                                         -------          -------          -------          -------      -------

Year ended June 30, 2000
                                         -------          -------          -------          -------      -------
Revenues                                 $ 3,579          $ 1,477          $   725          $   507      $ 6,288
Pre-tax earnings                         $   775          $   335          $   114          $    66      $ 1,290
Assets                                   $11,264          $   522          $   202          $ 4,863      $16,851
Capital expenditures                     $    94          $    27          $    24          $    21      $   166
Depreciation and amortization            $   177          $    81          $    38          $   (12)     $   284
                                         -------          -------          -------          -------      -------

Year ended June 30, 1999
                                         -------          -------          -------          -------      -------
Revenues                                 $ 3,232          $ 1,147          $   723          $   438      $ 5,540
Pre-tax earnings                         $   674          $   222          $   106          $    83      $ 1,085
Assets                                   $ 7,813          $   412          $   242          $ 4,373      $12,840
Capital expenditures                     $    92          $    35          $    25          $    26      $   178
Depreciation and amortization            $   175          $    73          $    40          $   (15)     $   273
                                         -------          -------          -------          -------      -------
                                         -------          -------          -------          -------      -------
----------------------------------------------------------------------------------------------------------------

Revenues and assets by geographic area are as follows:



--------------------------------------------------------------------------------
(In millions)                 United
Year ended June 30, 2001      States      Europe      Canada     Other    Total
                             -------      ------      ------    ------  -------
Revenues                     $ 5,991      $  641      $  279    $  107  $ 7,018
Assets                       $15,799      $1,055      $  910    $  125  $17,889

Year ended June 30, 2000
                             -------      ------      ------    ------  -------
Revenues                     $ 5,330      $  645      $  259    $   54  $ 6,288
Assets                       $14,640      $1,126      $1,014    $   71  $16,851
                             -------      ------      ------    ------  -------

Year ended June 30, 1999
                             -------      ------      ------    ------
-------
Revenues                     $ 4,564      $  704      $  212    $   60  $ 5,540
Assets                       $10,498      $1,216      $1,043    $   83  $12,840
                             -------      ------      ------    ------  -------
                             -------      ------      ------    ------  -------
--------------------------------------------------------------------------------


Note 13. Quarterly Financial Results

(Unaudited)

Summarized quarterly results of operations for the two years ended June 30, 2001 are as follows:


------------------------------------------------------------------------------------------
(In thousands, except per share amounts)

                                     First          Second           Third          Fourth
Year ended June 30, 2001*          Quarter         Quarter         Quarter         Quarter
                                ----------      ----------      ----------      ----------

Revenues                        $1,586,523      $1,683,639      $1,894,320      $1,853,088
Net earnings                    $  173,400      $  207,440      $  288,880      $  255,000
Basic earnings per share        $      .28      $      .33      $      .46      $      .41
Diluted earnings per share      $      .27      $      .32      $      .45      $      .40
                                ----------      ----------      ----------      ----------

Year ended June 30,
2000
Revenues                        $1,351,095      $1,492,486      $1,719,730      $1,724,201
Net earnings                    $  146,200      $  199,500      $  271,310      $  223,790
Basic earnings per share        $      .23      $      .32      $      .43      $      .36
Diluted earnings per share      $      .23      $      .31      $      .42      $      .35
                                ----------      ----------      ----------      ----------
                                ----------      ----------      ----------      ----------
------------------------------------------------------------------------------------------

*After impact of non-cash, non-recurring item. See note 3 to the consolidated financial statements.

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


                                            /s/ Arthur F. Weinbach
                                            Arthur F. Weinbach
                                            Chairman and Chief Executive Officer

                                            /s/ Karen E. Dykstra
                                            Karen E. Dykstra
                                            Vice President Finance

                                            Roseland, New Jersey
                                            August 13, 2001

INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders
Automatic Data Processing, Inc.
Roseland, New Jersey


     We have audited the accompanying consolidated balance sheets of Automatic Data Processing, Inc. and subsidiaries as of June 30, 2001 and 2000, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Automatic Data Processing, Inc. and subsidiaries as of June 30, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2001, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

New York, New York
August 13, 2001