Form 10-K, Exhibit 13
AUTOMATIC DATA PROCESSING INC
filed 2002-09-16
CIK 8670

Selected Financial Data

In thousands, except per share amounts)
Years ended June 30,                  2002           2001           2000          1999          1998
----------------------------------------------------------------------------------------------------

Total revenues                 $ 7,004,263    $ 6,853,652    $ 6,168,432   $ 5,455,707   $ 4,843,496


Earnings before income taxes   $ 1,786,970    $ 1,525,010    $ 1,289,600   $ 1,084,500   $   890,717


Net earnings                   $ 1,100,770    $   924,720    $   840,800   $   696,840   $   608,262

Pro forma net earnings*                       $   971,680    $   881,890   $   739,260   $   648,030
----------------------------------------------------------------------------------------------------

Basic earnings per share       $      1.78    $      1.47    $      1.34   $      1.13   $      1.01

Diluted earnings per share     $      1.75    $      1.44    $      1.31   $      1.10   $       .98

Pro forma basic earnings per
  share*                                      $      1.54    $      1.41   $      1.20   $      1.08

Pro forma diluted earnings
  per share*                                  $      1.51    $      1.37   $      1.17   $      1.04

Basic shares outstanding           618,857        629,035        626,766       615,630       600,803

Diluted shares outstanding         630,579        645,989        646,098       636,892       628,196


Cash dividends per share       $     .4475    $     .3950    $     .3388   $     .2950   $     .2563


Return on equity                     22.4%          19.9%          19.7%         18.7%         20.0%
----------------------------------------------------------------------------------------------------

At year end:

Cash, cash equivalents and
  marketable securities        $ 2,749,583    $ 2,596,964    $ 2,452,549   $ 2,169,040   $ 1,673,271

Working capital                $ 1,406,155    $ 1,747,187    $ 1,767,784   $   907,864   $   626,063

Total assets before funds
 held for clients              $ 7,051,251    $ 6,549,980    $ 6,429,927   $ 5,824,820   $ 5,242,867

Total assets                   $18,276,522    $17,889,090    $16,850,816   $12,839,553   $11,787,685

Long-term debt                 $    90,648    $   110,227    $   132,017   $   145,765   $   192,063

Shareholders' equity           $ 5,114,205    $ 4,700,997    $ 4,582,818   $ 4,007,941   $ 3,439,447
----------------------------------------------------------------------------------------------------

2001 data includes a $90 million ($54 million after-tax) non-cash, non-recurring write-off of the Company's investment in Bridge Information Systems, Inc.

1999 data includes non-recurring charges totaling approximately $17 million (after-tax), associated with certain acquisitions and dispositions.

*Pro forma net earnings and earnings per share reflect the impact relating to the July 1, 2001 adoption of Statement of Financial Accounting Standard No. 142, which eliminated goodwill amortization.

MANAGEMENT'S DISCUSSION AND ANALYSIS



CRITICAL ACCOUNTING POLICIES
The Company's consolidated financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company's management to make estimates, judgments, and assumptions that affect reported amounts of assets, liabilities, revenues, and expenses. The Company continually evaluates the accounting policies and estimates it uses to prepare the consolidated financial statements. The Company bases its estimates on historical experience and assumptions believed to be reasonable under current facts and circumstances. Actual amounts and results could differ from these estimates made by management. Certain accounting policies that require significant management estimates and are deemed critical to the Company's results of operations or financial position are discussed below.

Intangible assets and goodwill. We have reviewed the carrying value of all our goodwill and other intangible assets in connection with the implementation of Statement of Financial Accounting Standard (SFAS) No. 142, "Goodwill and Other Intangible Assets," by comparing such amounts to their fair values. We determined that the carrying amounts of all our goodwill and other intangible assets did not exceed their respective fair values. Accordingly, the initial implementation of this standard did not impact earnings during fiscal 2002. We are required to perform this comparison at least annually or more frequently if circumstances indicate possible impairment. When determining fair value, we utilize various assumptions, including projections of future cash flows. Any significant adverse changes in key assumptions about our businesses and their prospects or an adverse change in market conditions will cause a change in the estimation of fair value and could result in an impairment charge. Given the significance of our goodwill and other intangibles, an adverse change to the fair value could result in an impairment charge, which could be material to our financial statements.

Income taxes. The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which establishes financial accounting and reporting standards for the effect of income taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity's financial statements or tax returns. Judgment is required in assessing the future tax consequences of events that have been recognized in our financial statements or tax returns (e.g., realization of deferred tax assets). Fluctuations in the actual outcome of these future tax consequences could materially impact our financial statements.


Operating Results

ADP continued to achieve record revenues, earnings and cash generation in fiscal`02 signifying the benefits of its longstanding proven business model, product leadership and commitment to world-class service. Despite the difficult economic environment, ADP grew fiscal '02 revenues by 2% to $7.0 billion. Adjusted for the pro forma impact of adopting SFAS No. 142 and excluding non-recurring charges in '01, the pre-tax earnings increased 7% and diluted earnings per share increased 10% to $1.75. In fiscal '01, revenues increased 11% to almost $6.9 billion. Adjusted for the pro forma impact of SFAS No. 142 and excluding the non-cash, non-recurring charge in '01, pre-tax earnings increased 25% and diluted earnings per share increased 16% to $1.59.

Revenues and revenue growth by ADP's major business units are shown below:



                                Revenues                Revenue Growth
-------------------------------------------------  ----------------------
                           Years Ended June 30,      Years Ended June 30,
                      ---------------------------  ----------------------
(In millions)           2002       2001      2000   2002    2001     2000
                      ---------------------------  ----------------------

Employer Services    $ 4,184     $3,968    $3,539     5%     12%    11%
Brokerage Services     1,758      1,742     1,469     1      19     29
Dealer Services          706        683       715     3      (4)    --
Other                    356        461       445   (23)      3      9
                     ----------------------------  ---------------------
Consolidated         $ 7,004     $6,854    $6,168     2%     11%    13%
                     ============================  =====================
------------------------------------------------------------------------

       Consolidated revenue growth in fiscal '02 slowed to 2% as compared to the prior corresponding periods, primarily due to the following major factors: In Employer Services, continued weak economic conditions resulted in slower sales, lower client retention due primarily to bankruptcies, and fewer employees on our clients' payrolls; in Brokerage Services, weakness in the brokerage and financial services industry significantly reduced discretionary spending and investments in new initiatives, and the change in the mix of retail versus institutional transactions lowered revenue per trade; and interest rates in the U.S. declined precipitously last year significantly impacting interest earnings on our client funds. Prior to acquisitions and dispositions of businesses, consolidated revenues increased approximately 1%.

As a result of the continued weak economic conditions and the precipitous decreases in interest rates during fiscal `02, we instituted a series of initiatives during the year to bring our expense structure in line with lower revenue expectations. These actions have resulted in approximately $100 million of lower annual expense run rate as of June 30, 2002 (after a $150 million reduction in run rate exiting 2001) while we continued to increase overall productivity. At the same time we have continued to pursue several promising opportunities, primarily in new and improved products and services.

      The consolidated pre-tax margin was 25.5% in '02 compared to 24.4% in '01(prior to non-recurring charges), and 21.6% in '00 adjusted for the pro forma impact of SFAS No. 142. Pre-tax margin increased over the previous year as the Company continued to focus on margin improvements by increasing automation, operating efficiencies and general expense controls. Systems development and programming costs decreased due to cost containment initiatives primarily related to the maintenance of existing applications, while funding of investments in new products continued. The impact of transitioning the investment portfolio from tax-exempt to taxable investments also contributed to the margin improvements.

     During fiscal '01, the Company recorded a $90 million ($54 million net of tax) write-off of its investment in Bridge Information Systems, Inc. (Bridge), which is reflected in "other (income) expense". This non-cash, non-recurring write-off represented the Company's total recorded investment in Bridge.

       During fiscal '00, the Company transitioned a portion of its corporate and client fund investments from tax-exempt to taxable instruments in order to increase liquidity of the overall portfolio. Approximately $2.6 billion of tax-exempt investments were sold prior to maturity at a pre-tax loss of approximately $32 million ($10 million corporate funds, $22 million funds held for clients), and the proceeds were reinvested at higher prevailing interest rates.

     In July 2001, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets," which requires that goodwill no longer be amortized, but instead be tested for impairment at least annually. The decrease in amortization expense is due to the adoption of SFAS No. 142. The Company completed its annual assessment of impairment as of June 2002, which indicated no impairment of goodwill.

       In '02 the Company's effective tax rate was 38.4% of pre-tax earnings as compared to 39.4% in '01 and 34.8% in `00. The decrease in the effective tax rate in fiscal '02 was primarily due to the impact of adopting SFAS No. 142 and the resulting elimination of goodwill amortization expense in the current year. Adjusting the prior years for the pro forma impact of SFAS No. 142 the effective income tax rate was 38.5% in '01 and 33.9% in '00. The increased rate in '01 is primarily a result of the transition, referred to above, of a portion of the Company's investment portfolio to taxable investments.

      For '03 ADP is forecasting another record year of revenue and earnings per share growth in the mid-single digits.

MAJOR BUSINESS UNITS
     Certain revenues and expenses are charged to business units at a standard rate for management and motivational reasons. Other costs are recorded based on management responsibility. As a result, various income and expense items, including certain non-recurring gains and losses, are recorded at the corporate level and certain shared costs are not allocated. The prior years' business unit revenues and pre-tax earnings have been restated to reflect fiscal year `02 budgeted foreign exchange rates.

EMPLOYER SERVICES

     Employer Services' revenues grew 5% in fiscal '02, and in the absence of acquisitions and dispositions, revenue growth would have been 5% in '02, 11% in '01 and 12% in '00. Employer Services revenue growth continued to be impacted by weak economic conditions, which resulted in slower sales, lower client retention due primarily to bankruptcies, and fewer employees on our clients' payrolls.

     Employer Services' operating margin was 27% in '02, 24% in '01 and 22% in
00. Employer Services' operating margin improved due to operating efficiencies, cost containment initiatives, and continued improvements in Europe, offset by investments in new products.

       Employer Services' revenues shown above include interest earned on collected but not yet remitted funds held for clients at a standard rate of 6%, or $505 million in '02, $489 million in '01 and $411 million in `00.

BROKERAGE SERVICES

Brokerage Services' revenue growth was 1%. Excluding acquisitions, fiscal '02 revenues would have decreased 4%, compared to increases of 7% in '01 and 31% in '00. The mix of back office client transactions, brokerage industry consolidations and pricing pressure resulted in lower revenue per trade. The continued reduction in discretionary spending in the financial services industry, particularly in research print and implementation services, also contributed to the decline in fiscal '02 revenue growth. Ongoing efforts to transition the proxy mailing and voting process towards electronic delivery and the "householding," or consolidation of customer accounts resulted in an increase in mailing suppressions. Suppressed mailings increase service fees, but lower postage revenues and expenses in the Investor Communications business.

      Brokerage Services' operating margin was 20% in '02 compared to 19% in '01 and 23% in '00. The higher margin in fiscal '02 resulted primarily from operating efficiencies, the impact of cost containment initiatives, and the transition of the proxy mailings and voting process to electronic delivery. These increases in operating margin were offset by a higher mix of lower-margin institutional trades, the impact of pricing pressure in the industry, and investments in new products and acquisitions.

DEALER SERVICES

Dealer Services' revenues increased 3% in '02. In the absence of acquisitions and dispositions, '02 revenues would have increased 2%, compared to a 3% decline in revenue growth in '01 and flat revenues in '00. Dealer Services' operating margin was 16% in fiscal '02 compared to 14% in '01 and 16% in '00. Dealer Services' operating margin increased due to operating efficiencies and cost containment initiatives, offset by investments in new products and acquisitions.

OTHER

     The primary components of "Other" revenues are Claims Services, foreign exchange differences, and miscellaneous processing services. In addition, "Other" revenues have been adjusted for the difference between actual interest earned on invested funds held for clients and interest credited to Employer Services at a standard rate of 6%.


FINANCIAL CONDITION

     ADP's financial condition and balance sheet remain exceptionally strong. At June 30, 2002, cash and marketable securities approximated $2.7 billion. Shareholders' equity was approximately $5.1 billion, and return on average equity for the year was approximately 22%. The ratio of long-term debt to equity at June 30, 2002 was 2%.

         In '02 zero coupon convertible subordinated notes were converted to 0.7 million shares of common stock.

      During '02 the Company purchased several businesses for approximately $232 million (including $12 million in stock). The cost of acquisitions in '01 and '00 aggregated $75 million and $200 million (including $25 million in common stock), respectively.

      Capital expenditures during '02 were $146 million following investments of $185 million in '01 and $166 million in '00. Capital spending in fiscal '03 should approximate $150 million.


LIQUIDITY AND CAPITAL RESOURCES

Cash flows generated from operations were $1.5 billion for the twelve months ended June 30, 2002, adding to our strong cash position.

Cash flows used in investing activities totaled $1.1 billion, primarily as a result of additions to our investment portfolio, acquisitions and capital expenditures.

Cash flows used in financing activities totaled $0.9 billion. In fiscal 2002, the Company purchased approximately 17.4 million shares of common stock at an average price per share of approximately $50. As of June 30, 2002, the Company has remaining Board of Directors' authorization to purchase up to 35.9 million additional shares.

Approximately thirty percent of the Company's overall investment portfolio is invested in overnight interest-bearing instruments, which are therefore impacted immediately by changes in interest rates. The other seventy percent of the Company's investment portfolio is invested in fixed-income securities, with maturities up to ten years, which are also subject to interest rate risk including reinvestment risk. The Company has historically had the ability to hold these investments until maturity, and therefore this has not had an adverse impact on income or cash flows.

Details regarding the Company's combined corporate investments and funds held for clients portfolios are as follows:

--------------------------------------------------------------------------------
Years ended June 30:                      2002        2001       2000
                                      ---------    ---------   ---------
Average investment balances (In millions):

Corporate investments                 $ 2,548.4   $2,598.9     $2,168.5
Funds held for clients                  8,376.6    8,188.6      6,854.0

                                      ---------   ---------    ---------
  Total                               $10,925.0   $10,787.5    $9,022.5
                                      =========   =========    =========

Average interest rates earned
 exclusive of realized gains/(losses)
 for the total combined corporate
 investments and funds held for
 clients' portfolios                       4.9%        6.2%         5.1%

Realized gains/(losses)
 (in millions)                        $   16.5   $   (77.6)*   $  (32.4)


As of June 30:
Unrealized pre-tax gains on
 available-for-sale portfolios
  (in millions)                       $  208.8   $   140.2     $   11.3
Total available-for-sale securities
 (in millions)                        $9,856.4   $ 7,729.4     $4,588.0

*Includes a $90 million ($54 million after-tax) non-cash, non-recurring write-off of the Company's investment in Bridge Information Systems, Inc.
--------------------------------------------------------------------------------


The earnings impact of future interest rate changes is based on many factors, which influence the return on the Company's portfolio. These factors include among others, the amount of invested funds and the overall portfolio mix between short-term and long-term investments. This mix varies during the year and is impacted by daily interest rate changes. A hypothetical change in interest rates of 25 basis points applied to the forecasted average balances in fiscal 2003 would result in approximately a $9.0 million pre-tax earnings impact over the twelve-month period.

In April 2002, the Company authorized a short-term commercial paper program providing for the issuance of up to $ 4.0 billion in aggregate maturity value of commercial paper at any given time. The Company's commercial paper program is rated A-l+ by Standard and Poor's and Prime 1 by Moody's. These ratings denote high quality investment grade securities. Maturities of commercial paper can range from overnight to 270 days. At June 30, 2002, there was no commercial paper outstanding. From the inception of the commercial paper program in April through the fiscal year ended June 30, 2002, the Company had average borrowings of $667 million at an effective weighted average interest rate of 1.8%. The Company will use the commercial paper issuances as a primary instrument to meet short-term funding needs.

In October 2001, the Company entered into a new $4.0 billion, unsecured revolving credit agreement with certain financial institutions, replacing an existing $2.5 billion credit agreement. The interest rate applicable to the borrowings is tied to LIBOR or prime rate depending on the notification provided to the syndicated financial institutions prior to borrowing. The Company is also required to pay a facility fee on the credit agreement. The agreement, which expires in October 2002, has no borrowings to date.

The Company's short-term financing is sometimes obtained on a secured basis through the use of repurchase agreements, which are collateralized principally by U.S. government securities. These agreements generally have terms ranging from overnight to up to ten days. At June 30, 2002 and 2001, there were no outstanding repurchase agreements. For the fiscal years ended June 30, 2002 and 2001, the Company had an average outstanding balance of $361 million and $41 million, respectively, at an average interest rate of 2.6% and 4.3%, respectively.

MARKET PRICE, DIVIDEND DATA AND OTHER

The market price of the Company's common stock (symbol: ADP) based on New York Stock Exchange composite transactions and cash dividends per share declared during the past two years have been:

------------------------------------------------------------------
                                 Price Per Share
                              ----------------------
                                                         Dividends
Fiscal 2002 quarter ended       High          Low        Per Share
                              ----------------------     ---------
June 30                       $58.00       $42.35        $.1150
March 31                       59.53        51.00         .1150
December 31                    60.37        46.70         .1150
September 30                   53.97        41.00         .1025
------------------------------------------------------------------
Fiscal 2001 quarter ended

June 30                       $57.15       $49.57        $.1025
March 31                       63.56        48.47         .1025
December 31                    69.94        58.50         .1025
September 30                   67.88        49.50         .0875
------------------------------------------------------------------

      As of June 30, 2002 there were approximately 32,679 holders of record of the Company's common stock. Approximately 400,323 additional holders have their stock in "street name".

New Accounting Pronouncements
-----------------------------

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 144 (SFAS No. 144), "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and For Long-Lived Assets to be Disposed Of." SFAS No. 144 provides updated guidance concerning the recognition and measurement of an impairment loss for certain types of long-lived assets and expands the scope of a discontinued operation. The provisions of SFAS No. 144 are effective for fiscal years beginning after December 15, 2001 and generally are to be applied prospectively. The Company adopted this statement on July 1, 2002. The Company does not expect the adoption of SFAS No. 144 to have a material impact on the Company's 2003 financial statements.

In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets," which revise the standards for accounting for business combinations and goodwill and other intangible assets acquired in a business combination. The Company adopted SFAS No.141 and SFAS No.142 in fiscal 2002.

  This report contains "forward-looking statements" based on management's expectations and assumptions and are subject to risks and uncertainties that may cause actual results to differ from those expressed. Factors that could cause differences include but are not limited to: ADP's success in obtaining, retaining and selling additional services to clients; the pricing of products and services; changes in laws regulating payroll taxes and employee benefits; overall economic trends, including interest rate and foreign currency trends; stock market activity; auto sales and related industry changes; employment levels; changes in technology; availability of skilled technical associates; and the impact of new acquisitions. ADP disclaims any obligations to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Statements of Consolidated Earnings

Automatic Data Processing, Inc. and Subsidiaries

-----------------------------------------------------------------------------------
(In thousands, except per share amounts)
Years Ended June 30,                              2002          2001          2000
                                            ----------   -----------    -----------

Revenues other than interest on funds
  held for clients and PEO revenues       $  6,305,206   $ 6,100,112    $ 5,609,962

Interest on funds held for clients
                                               431,236       518,956        348,596

PEO revenues(A)
                                               267,821       234,584        209,874
                                           -----------    -----------   -----------

Total revenues                               7,004,263     6,853,652      6,168,432
                                           -----------    -----------   -----------

Operating expenses                           2,970,645     2,900,124      2,564,496
General, administrative and selling
 expenses                                    1,606,690     1,665,447      1,643,360
Systems development and programming costs      474,843       514,279        460,275
Depreciation and amortization                  279,077       320,856        284,282
Other (income) expense                        (113,962)      (72,064)       (73,581)
                                           -----------   -----------    -----------
                                             5,217,293     5,328,642      4,878,832
                                           -----------   -----------    -----------

Earnings before income taxes                 1,786,970     1,525,010      1,289,600
Provision for income taxes                     686,200       600,290        448,800
                                           -----------   -----------    -----------
Net earnings                              $  1,100,770   $   924,720    $   840,800
                                          ============   ===========    ===========

Basic earnings per share                  $       1.78   $      1.47    $      1.34
                                          ------------   -----------    -----------
Diluted earnings per share                $       1.75   $      1.44    $      1.31
                                          ------------   -----------    -----------

Basic shares outstanding                       618,857       629,035        626,766
                                          ------------   -----------    -----------
Diluted shares outstanding                     630,579       645,989        646,098
                                          ============   ===========    ===========
-----------------------------------------------------------------------------------

(A) Net of pass-through costs of $2,648,321, $2,446,768, and $2,197,323, respectively.

See notes to consolidated financial statements.

Consolidated Balance Sheets

Automatic Data Processing, Inc. and Subsidiaries


----------------------------------------------------------------------------------------------
(In thousands, except per share amounts)
June 30,                                                        2002           2001
                                                         -----------    -----------

Assets
Current assets:
   Cash and cash equivalents                             $   798,810    $  1,275,356
   Short-term marketable securities                          677,005         515,245
   Accounts receivable                                     1,045,170         976,638
   Other current assets                                      296,272         316,221
                                                        ------------    ------------
   Total current assets                                    2,817,257       3,083,460

Long-term marketable securities                            1,273,768         806,363
Long-term receivables                                        192,769         224,964
Property, plant and equipment:
   Land and buildings                                        458,478         457,110
   Data processing equipment                                 696,829         653,641
   Furniture, leaseholds and other                           540,217         533,883
                                                        ------------    ------------
                                                           1,695,524       1,644,634
   Less accumulated depreciation                          (1,099,073)     (1,029,984)
                                                        ------------    ------------
                                                             596,451         614,650
Other assets                                                 293,808         219,133
Intangibles                                                1,877,198       1,601,410
                                                        ------------    ------------
   Total assets before funds held for clients              7,051,251       6,549,980
Funds held for clients                                    11,225,271      11,339,110
                                                        ------------    ------------
   Total assets                                         $ 18,276,522    $ 17,889,090
                                                        ============    ============

Liabilities and Shareholders' Equity
Current liabilities:
   Accounts payable                                     $    148,694    $    156,324
   Accrued expenses and other current liabilities          1,035,389       1,032,273
   Income taxes                                              227,019         147,676
                                                        ------------    ------------
   Total current liabilities                               1,411,102       1,336,273
Long-term debt                                                90,648         110,227
Other liabilities                                            233,671         208,880
Deferred income taxes                                        237,633         207,928
Deferred revenue                                             138,893          85,931
                                                        ------------    ------------
   Total liabilities before client funds obligations       2,111,947       1,949,239
Client funds obligations                                  11,050,370      11,238,854
                                                        ------------    ------------
   Total liabilities                                      13,162,317      13,188,093
                                                        ------------    ------------

Shareholders' equity:
   Preferred stock, $1.00 par value:
      Authorized, 300 shares; issued, none                        --              --
   Common stock, $.10 par value:
      Authorized, 1,000,000 shares; issued,
      638,702 shares at June 30, 2002 and 2001                63,870          63,870
   Capital in excess of par value                            333,371         553,927
   Retained earnings                                       5,977,318       5,153,408
   Treasury stock - at cost 22,385 and 14,766 shares,
    respectively                                          (1,142,041)       (837,244)
   Accumulated other comprehensive income (loss)            (118,313)       (232,964)
                                                        ------------    ------------
      Total shareholders' equity                           5,114,205       4,700,997
                                                        ------------    ------------
Total liabilities and shareholders' equity              $ 18,276,522    $ 17,889,090
                                                        ============    ============

------------------------------------------------------------------------------------

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
                           -------------------   Excess of     Retained     Treasury   Comprehensive   Comprehensive
                            Shares      Amount   Par Value     Earnings        Stock          Income          Income

                           --------------------------------------------------------------------------------------------


Balance at June 30, 1999   628,576      62,858    421,333     3,848,421      (189,204)                   (135,467)
Net earnings                    --          --         --       840,800            --  $   840,800             --
Currency translation                                                                       (86,277)       (86,277)
Unrealized net loss on
 securities                                                                                 (7,690)        (7,690)
                                                                                       -----------
Comprehensive income                                                                   $   746,833
                                                                                       ===========
Employee stock plans and
  related tax benefits       2,867        286      (7,841)         498        207,322
Treasury stock acquired
 (4,648 shares)                 --         --          --           --       (201,007)
Acquisitions (478 shares)       --         --       4,359           --         20,122
Debt conversion (808 shares)    --         --     (15,084)          --         31,967
Dividends ($.3388 per share)    --         --          --     (212,578)
-----------------------------------------------------------------------------------------------------------------------------------

Balance at June 30, 2000    631,443    63,144     402,767     4,477,141      (130,800)                   (229,434)
Net earnings                     --        --          --       924,720           --   $   924,720             --
Currency translation                                                                       (80,816)       (80,816)
Unrealized net gain on
 securities                                                                                 77,286         77,286
                                                                                       -----------
Comprehensive income                                                                   $   921,190
                                                                                       ===========
Employee stock plans
 and related tax benefits     6,878       688     163,464            --       187,058
Treasury stock acquired
 (16,558 shares)                 --        --          --            --      (935,064)
Acquisitions (22 shares)         --        --         234            --           839
Debt conversion (1,303
 shares)                        381        38     (12,538)           --        40,723
Dividends ($.395 per share)      --        --          --      (248,453)           --
-----------------------------------------------------------------------------------------------------------------------------------

Balance at June 30, 2001    638,702    63,870     553,927     5,153,408      (837,244)                   (232,964)
Net earnings                     --        --          --     1,100,770            --  $ 1,100,770             --
Currency translation                                                                        73,504         73,504
Unrealized net gain on
 securities                                                                                 41,147         41,147
                                                                                       -----------
Comprehensive income                                                                   $ 1,215,421
                                                                                       ===========
Employee stock plans
 and related tax benefits       --         --    (197,083)           --      515,729
Treasury stock acquired
 (17,412 shares)                --         --          --            --     (875,449)
Acquisitions (226 shares)       --         --        (423)           --       12,848
Debt conversion (705 shares)    --         --     (23,050)           --       42,075
Dividends ($.4475 per share)    --         --          --      (276,860)          --
-----------------------------------------------------------------------------------------------------------------------------------

Balance at June 30, 2002   638,702    $63,870    $333,371    $5,977,318  $(1,142,041)                   $(118,313)
                           ========   =======    ========    ==========  ============                   ===========
-----------------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

Statements of Consolidated Cash Flows

Automatic Data Processing, Inc. and Subsidiaries


------------------------------------------------------------------------------------------------------
(In thousands)
Years ended June 30,                             2002            2001          2000
                                             --------------------------------------


CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings                                $1,100,770   $   924,720    $   840,800
Adjustments to reconcile net earnings
 to net cash flows provided by
  operating activities:
  Depreciation and amortization                279,077       320,856        284,282
  Write-off of investment in Bridge                 --        90,000             --
  Deferred income taxes                          8,680        29,450          8,885
  Increase in receivables and other
    assets                                     (73,511)      (70,699)      (149,913)
  Increase in accounts payable and accrued
    expenses                                   138,141       182,634         39,339
  Other                                         78,547        14,063         46,708
                                            ----------    -----------    ----------
    Net cash flows provided by operating
     activities                              1,531,704     1,491,024      1,070,101
                                            ----------    -----------    ----------

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of marketable securities          (4,597,320)   (3,973,434)    (7,372,892)
Proceeds from sale of marketable securities  4,167,028     3,087,406      4,001,848
Net change in client fund obligations         (188,484)      818,082      3,406,039
Capital expenditures                          (145,621)     (185,406)      (166,012)
Additions to intangibles                      (109,799)      (97,448)       (67,303)
Acquisitions of businesses, net of cash
  acquired                                    (219,783)      (73,667)      (175,248)
Disposals of businesses                          7,200           900         14,634
Other                                            6,286       (32,267)       (11,664)
                                            ----------   -----------    -----------
    Net cash flows used in investing
     activities                             (1,080,493)     (455,834)      (370,598)
                                            ----------   -----------    -----------

CASH FLOWS FROM FINANCING ACTIVITIES
Payments of debt                                (3,919)      (48,567)      (106,090)
Proceeds from issuance of notes                    358        26,435         13,940
Repurchases of common stock                   (875,449)     (935,064)      (201,007)
Proceeds from issuance of common stock         228,113       218,178        172,589
Dividends paid                                (276,860)     (248,453)      (212,578)
                                            ----------   -----------    -----------
    Net cash flows used in financing
     activities                               (927,757)     (987,471)      (333,146)
                                            ----------   -----------    -----------

Net change in cash and cash equivalents       (476,546)       47,719        366,357
Cash and cash equivalents, at beginning
  of period                                  1,275,356     1,227,637        861,280
                                            ----------   -----------    -----------
Cash and cash equivalents, at end of
  period                                    $  798,810   $ 1,275,356    $ 1,227,637
                                            ==========   ===========    ===========

------------------------------------------------------------------------------------------------------


See notes to consolidated financial statements.

Notes to Consolidated Financial Statements
Automatic Data Processing, Inc. and Subsidiaries

Years ended June 30, 2002, 2001, and 2000

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

B. Revenue Recognition. A majority of the Company's revenues are attributable to fees for providing services (e.g., Employer Services' payroll processing fees, Brokerage Services' trade processing fees) as well as investment income on payroll and tax filing funds. Fees associated with services are recognized in the period services are rendered, and earned under service arrangements with clients where service fees are fixed or determinable and collectibility is reasonably assured. Investment income on collected but not yet remitted funds held for clients are recognized in revenues as earned (Refer to Note 9 "Funds Held for Clients and Client Fund Obligations").

The Company also recognizes revenues associated with the sale of software systems and associated software licenses. Revenues are recognized when the fair value of each element of a sales arrangement containing a software product, implementation, conversion and post-implementation services can be objectively determined. The amounts and timing of revenue recognition are determined for each element in an arrangement. When the fair values in an arrangement are not determinable, all revenues are recognized equally over the life of the respective agreement. As part of the sale of software systems, the Company recognizes revenue from the sale of hardware, which is recorded net of the associated costs.

Postage fees for client mailings are included in revenues and the associated postage expenses are included in operating expenses. Professional Employer Organization (PEO) service revenues are included in revenues and are reported net of direct costs billed and incurred for PEO worksite employees, which include wages and taxes.

C. Cash and Cash Equivalents. Highly-liquid investments with a maturity of ninety days or less at the time of purchase are considered cash equivalents.

D. Investments. Corporate investments and funds held for clients at June 30, 2002 and 2001.


(In thousands)

                                     2002                       2001
                              Cost     Fair Value        Cost       Fair Value
                          ----------- ------------     ----------  -----------


Money market securities
 and other cash
  equivalents:
Corporate investments     $   798,810  $   798,810    $ 1,275,356  $ 1,275,356
Funds held for clients      3,319,646    3,319,646      4,931,350    4,931,350
                          -----------  -----------    -----------  -----------
Total money market
 securities and other
 cash equivalents           4,118,456    4,118,456      6,206,706    6,206,706
                          -----------  -----------    -----------  -----------
Available-for-sale
  securities:
Corporate investments       1,916,896    1,950,773      1,281,664    1,321,608
Funds held for clients      7,730,724    7,905,625      6,307,504    6,407,760
                          -----------  -----------    -----------  -----------
Total available-for-sale
  securities                9,647,620    9,856,398      7,589,168    7,729,368
                          -----------  -----------    -----------  -----------

Total corporate
 investments and funds
 held for clients          13,766,076   13,974,854     13,795,874   13,936,074

Classification of
 investments on the
 Consolidated Balance
 Sheet:
Corporate investments       2,715,706    2,749,583      2,557,020    2,596,964

Funds held for clients     11,050,370   11,225,271     11,238,854   11,339,110
                          -----------  -----------    -----------  -----------
Total corporate
 investments and
 funds held for
 clients                  $13,766,076  $13,974,854    $13,795,874  $13,936,074
                          ============ ===========    ===========  ===========

All of the Company's marketable securities are considered to be "available-for-sale" at June 30, 2002 and accordingly are carried on the Consolidated Balance Sheet at fair value. Expected maturities of available-for-sale securities for both corporate investments and funds held for clients at June 30, 2002 are as follows:

(In thousands)
Maturity Dates:
 Due in one year or less                   $2,598,701
 Due after one year through two years       2,503,897
 Due after two years through three years    2,141,256
 Due after three years through four years   1,187,277
 Due after four years through ten years     1,425,267
                                           ----------
Total available-for-sale securities        $9,856,398
                                           ==========


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

      The estimated useful lives of assets are primarily as follows:

--------------------------------------------------------------------------------
Data processing equipment                                      2 to 3 years
--------------------------------------------------------------------------------
Buildings                                                    20 to 40 years
--------------------------------------------------------------------------------
Furniture and fixtures                                         3 to 7 years
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

F. Intangibles. Intangible assets are recorded at cost and are amortized primarily on the straight-line basis over their estimated useful lives. In July 2001, the company adopted SFAS 142 "Goodwill and Other Intangible Assets," which requires that goodwill no longer be amortized, but instead tested for impairment at least annually at the reporting unit level. If impairment is indicated, a write-down to fair value (normally measured by discounting estimated future cash flows) is recorded. Intangible assets with finite lives will continue to be amortized primarily on the straight-line basis over their estimated useful lives.

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

H. Earnings Per Share (EPS). The calculation of basic and diluted EPS is as follows:


--------------------------------------------------------------------------------
(In thousands, except EPS)

                                            Effect of
                                          Zero Coupon    Effect of
                                         Subordinated        Stock
                                  Basic         Notes      Options       Diluted
                               --------      --------     --------      --------


2002
Net earnings                 $1,100,770      $  1,611    $     --    $1,102,381
Average shares                  618,857         2,352       9,370       630,579
EPS                          $     1.78                              $     1.75
                             ----------      --------    --------    ----------
2001
Net earnings                 $  924,720      $  2,340    $     --    $   927,060
Average shares                  629,035         3,472      13,482        645,989
EPS                          $     1.47                              $      1.44
                             ----------      --------    --------    -----------
2000
Net earnings                 $  840,800      $  2,912    $     --    $   843,712
Average shares                  626,766         4,509      14,823        646,098
EPS                          $     1.34                              $      1.31
                             ----------      --------    --------    -----------

--------------------------------------------------------------------------------


I.    Reclassification    of   Prior    Financial    Statements.    Certain
reclassifications have been made to previous years' financial statements to conform to the 2002 presentation.

J. Income taxes. The provision for income taxes, income taxes payable and deferred income taxes are determined using the liability method. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured by applying enacted tax rates and laws to taxable years in which such differences are expected to reverse. A valuation allowance is provided when the Company determines that it is more likely than not that a portion of the deferred tax asset balance will not be realized.


K. Adoption of New Accounting Pronouncements. On July 1, 2001, the Company adopted Financial Accounting Standards Board Statement of Financial Accounting Standard No. 141, "Business Combinations" (SFAS 141) and Statement of Financial Accounting Standard No. 142 "Goodwill and Other Intangible Assets" (SFAS 142).

   SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. The adoption of SFAS 141 did not have a material effect on the Company results of operations or financial position.

   SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually at the reporting unit level. SFAS 142 also requires intangible assets with finite useful lives to be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of."

The Company completed its assessment of impairment as of July 1, 2001, which indicated no impairment of goodwill.

Prior to fiscal year 2002, the Company amortized goodwill over periods from 10 to 40 years. Pro forma net income and earnings per share for the years ended June 30, 2001 and 2000 adjusted to eliminate historical amortization of goodwill and related tax effects, are as follows:

(In thousands, except EPS)
Years ended June 30,
                                           2001               2000
-------------------------------------------------------------------------------


  Previously reported net earnings   $  924,720         $  840,800
  Goodwill amortization                  53,936             44,663
  Tax provision                          (6,976)            (3,573)
                                     ----------         ----------
  Pro forma net earnings             $  971,680            881,890
                                     ==========         ==========

  Previously reported basic EPS      $     1.47         $     1.34
  Previously reported diluted EPS    $     1.44         $     1.31
  Pro forma basic EPS                $     1.54         $     1.41
  Pro forma diluted EPS              $     1.51         $     1.37


L. New Accounting Pronouncements. In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 144 (SFAS No. 144), "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement addresses financial accounting and reporting for the impairment or disposal of long-lived-assets and supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and For Long-Lived Assets to be Disposed Of." SFAS No. 144 provides updated guidance concerning the recognition and measurement of an impairment loss for certain types of long-lived assets and expands the scope of a discontinued operation. The provisions of SFAS No. 144 are effective for fiscal years beginning after December 15, 2001 and generally are to be applied prospectively. The Company adopted this statement on July 1, 2002. The Company does not expect the adoption of SFAS No. 144 to have a material impact on the Company's 2003 financial statements.

Note 2. Other (income) expense consists of the following:

(In thousands)
Years ended June 30,                              2002             2001       2000
-----------------------------------------------------------------------------------

Interest income on corporate funds           $(118,672)       $(163,918)  $(119,080)
Realized (gains)losses on investments          (16,454)          77,594      32,359
Interest expense                                21,164           14,260      13,140
                                             ---------        ---------   ---------
Total other (income) expense                 $(113,962)       $ (72,064)  $( 73,581)
                                             =========        =========   =========

Note 3. Acquisitions and Dispositions

      The Company purchased several businesses for approximately $232 million in fiscal 2002 (including $12 million in common stock), $75 million in fiscal 2001, and $200 million (including $25 million in common stock) in fiscal 2000, net of cash acquired. The results of these acquired businesses are included in operations from the dates of acquisition.

     Goodwill recognized in these transactions amounted to $167 million, of which $48 million is expected to be fully deductible for tax purposes. Other intangible assets acquired in these transactions amounted to $51 million. Additionally, ADP made contingent payments totaling $21 million, relating to previously consummated acquisitions. Goodwill and other intangible assets related to these transactions were allocated to the Company's reportable segments as follows for the twelve months ended June 30, 2002:

                                                 Customer            Other
(In thousands)         Goodwill     Software        Lists      Intangibles
------------------------------------------------------------------------------------

Employer Services     $ 88,475      $10,353       $ 7,305       $   -
Brokerage Services      47,681            -         9,585           -
Dealer Services         45,473        7,745         9,000         200
Other                    6,569        7,023             -           -
                      --------      -------       -------       -----
Total                 $188,198      $25,121       $25,890       $ 200
                      ========      =======       =======       =====
Weighted average
 amortization period       N/A      3.8 years     8.3years      6.0 years
------------------------------------------------------------------------------------

Note 4. Non-recurring Item

     In fiscal 1999 the Company divested its Brokerage front-office business to Bridge Information Systems, Inc. (Bridge), and received $90 million of Bridge convertible preferred stock as part of the proceeds. In fiscal 2001 Bridge filed for bankruptcy and the Company recorded a $90 million ($54 million net of tax) write-off of its investment, reflected in the "other (income) expense" line item.

Note 5. Receivables

     Accounts receivable is net of an allowance for doubtful accounts of $53 million and $42 million at June 30, 2002 and 2001, respectively.

      The Company finances the sale of computer systems to certain of its clients. These finance receivables, most of which are due from automobile and truck dealerships, are reflected in the consolidated balance sheets as follows:

--------------------------------------------------------------------------------
(In thousands)
June 30,                            2002                       2001
                          -----------------------     -----------------------
                           Current      Long-term      Current      Long-term
                          -----------------------     -----------------------

Receivables               $181,609       $227,422     $189,079       $267,394
Less:
  Allowance for
    doubtful accounts       (9,216)       (16,020)      (9,717)       (16,666)
  Unearned income          (23,100)       (18,633)     (28,603)       (25,764)
                          -----------------------     -----------------------
                          $149,293       $192,769     $150,759       $224,964
                          =======================     =======================
--------------------------------------------------------------------------------

      Unearned income from finance receivables represents the excess of gross receivables over the sales price of the computer systems financed. Unearned income is amortized using the interest method to maintain a constant rate of return on the net investment over the term of each contract.

 Long-term receivables at June 30, 2002 mature as follows:
--------------------------------------------------------------------------------
(In thousands)
2004                                                                   $122,570
2005                                                                     64,567
2006                                                                     30,457
2007                                                                      9,430
2008                                                                        364
Thereafter                                                                   34
                                                                       --------
                                                                       $227,422
                                                                       ========
--------------------------------------------------------------------------------

Note 6. Intangible Assets

Components of intangible assets are as follows:

--------------------------------------------------------------------------------
(In thousands)
June 30,                                 2002                2001
                                  -----------         -----------
Goodwill                          $1,375,654          $ 1,151,873
                                 -----------          -----------
Intangibles
 Software licenses                   462,474              343,228
 Customer lists                      360,268              317,087
 Other                               398,495              426,172
                                 -----------          -----------
   Total intangibles               1,221,237            1,086,487
                                 -----------          -----------
Total goodwill and intangibles     2,596,891            2,238,360
Less accumulated amortization       (719,693)            (636,950)
                                 -----------          -----------
                                 $ 1,877,198          $ 1,601,410
                                 ===========          ===========

--------------------------------------------------------------------------------

      Other intangibles consist primarily of purchased rights, covenants, and patents (acquired directly or through acquisitions) amortized over periods from 3 to 25 years. Amortization of intangibles totaled $115 million for fiscal 2002, $103 million for 2001 and $89 million for 2000.

Changes in goodwill for the year ended June 30, 2002 are as follows:

(In thousands)
----------------------------------------------------------------------------------------
                               Employer   Brokerage     Dealer
                               Services   Services      Services   Other     Total
                               --------   ---------    --------    -----     -----

Balance as of June 30, 2001    $ 631,541  $   299,864  $138,701   $ 81,767  $ 1,151,873

Additions                         88,475       47,681    45,473      6,569      188,198

Sale of business                  (2,669)        --          --         --       (2,669)

Cumulative translation
  adjustments                     34,104        1,415    (1,532)     4,265       38,252
                               --------------------------------------------------------
Balance as of June 30, 2002    $ 751,451  $   348,960  $182,642   $ 92,601  $ 1,375,654
                               ========================================================
----------------------------------------------------------------------------------------

No impairment losses were recognized during the year.

Note 7. Short-term Financing

In April 2002, the Company authorized a short-term commercial paper program providing for the issuance of up to $ 4.0 billion in aggregate maturity value of commercial paper at any given time. The Company's commercial paper program is rated A-l+ by Standard and Poor's and Prime 1 by Moody's. These ratings denote high quality investment grade securities. Maturities of commercial paper can range from overnight to 270 days. At June 30, 2002, there was no commercial paper outstanding. From the inception of the commercial paper program in April through the fiscal year ended June 30, 2002, the Company had average borrowings of $667 million at an effective weighted average interest rate of 1.8%. The Company will use the commercial paper issuances as a primary instrument to meet short-term funding needs.

In October 2001, the Company entered into a new $4.0 billion, unsecured revolving credit agreement with certain financial institutions, replacing an existing $2.5 billion credit agreement. The interest rate applicable to the borrowings is tied to LIBOR or prime rate depending on the notification provided to the syndicated financial institutions prior to borrowing. The Company is also required to pay a facility fee on the credit agreement. The agreement, which expires in October 2002, has no borrowings to date.

The Company's short-term financing is sometimes obtained on a secured basis through the use of repurchase agreements, which are collateralized principally by U.S. government securities. These agreements generally have terms ranging from overnight to up to ten days. At June 30, 2002 and 2001, there were no outstanding repurchase agreements. For the fiscal years ended June 30, 2002 and 2001, the Company had an average outstanding balance of $361 million and $41 million, respectively, at an average interest rate of 2.6% and 4.3%, respectively.

Note 8. Debt
Components of long-term debt are as follows:

--------------------------------------------------------------------------------
(In thousands)
June 30,                                       2002            2001
                                          ---------        ---------

Zero coupon convertible subordinated
  notes (5.25% yield)                    $   45,614        $  62,312
Industrial revenue bonds
  (with fixed and variable interest
   rates from 1.50% to 2.05%)                36,474           36,449
Other                                         8,685           12,681

                                         ----------        ---------
                                             90,773          111,442
Less current portion                           (125)          (1,215)
                                         ----------        ---------
                                         $   90,648        $ 110,227
                                         ==========        =========
--------------------------------------------------------------------------------

      The zero coupon convertible subordinated notes have a face value of approximately $80 million at June 30, 2002 and mature February 20, 2012, unless converted or redeemed earlier. At June 30, 2002, the notes were convertible into approximately 2.1 million shares of the Company's common stock. The notes are callable at the option of the Company, and the holders of the notes can convert into common stock at any time or require redemption in fiscal 2007. During fiscal 2002 and 2001, approximately $27 million and $50 million face value of notes were converted, respectively. As of June 30, 2002 and 2001, the quoted market prices for the zero coupon notes were approximately $90 million and $139 million, respectively. The fair value of the other debt, included above, approximates its carrying value.

      Long-term debt repayments at June 30, 2002 are due as follows:

 (In thousands)
--------------------------------------------------------------------------------

2004                                                                    $     99
2005                                                                         161
2006                                                                         167
2007                                                                         173
2008                                                                       1,070
Thereafter                                                                88,978
                                                                        --------
                                                                        $ 90,648
                                                                        ========
--------------------------------------------------------------------------------

      Interest payments were approximately $18 million in fiscal 2002, $10 million in fiscal 2001, and $10 million in fiscal 2000.

Note 9. Funds Held for Clients and Client Funds Obligations

As part of its integrated payroll and payroll tax filing services, the Company impounds funds for federal, state and local employment taxes from approximately 354,000 clients; handles all regulatory payroll tax filings, correspondence, amendments, and penalty and interest disputes; remits the funds to the appropriate tax agencies; and handles other employer-related services. In addition to fees paid by clients for these services, the Company receives interest during the interval between the receipt and disbursement of these funds by investing the funds primarily in fixed-income instruments. The amount of collected but not yet remitted funds for the Company's payroll and tax filing and certain other services varies significantly during the year and averaged approximately $8.4 billion in fiscal 2002, $8.2 billion in fiscal 2001, and $6.9 billion in fiscal 2000.

Note 10. Employee Benefit Plans

A. Stock Plans. The Company has stock option plans which provide for the issuance to eligible employees of incentive and non-qualified stock options, which may expire as much as 10 years from the date of grant, at prices not less than the fair market value on the date of grant. At June 30, 2002 there were 10,624 participants in the plans. The aggregate purchase price for options outstanding at June 30, 2002 was approximately $2.1 billion. The options expire at various points between 2002 and 2012.

        A summary of changes in the stock option plans for the three years ended June 30, 2002 is as follows:

---------------------------------------------------------------------------------------------
(In thousands, except per share amounts)
                          Number of Options                  Weighted Average Price
                      ----------------------------------      ----------------------
Years ended June 30,  2002          2001            2000      2002     2001    2000
                      ----------------------------------      ----------------------

Options outstanding,
  beginning of year   47,496          46,694      47,467       $37     $29     $24
Options granted       12,325          10,740       9,646       $49     $57     $46
Options exercised     (6,481)         (7,956)     (6,736)      $22     $18     $16
Options canceled      (2,497)         (1,982)     (3,683)      $47     $38     $32
                      ----------------------------------
Options outstanding,
  end of year         50,843          47,496      46,694       $41     $37     $29
                      ----------------------------------
Options exercisable,
  end of year         21,626          19,929      18,719       $31     $25     $19
                      ----------------------------------
Shares available
for future grants,
  end of year         13,892           1,720      10,478
                      ----------------------------------
Shares reserved for
  issuance under
  stock option plans  64,735          49,216      57,172
                      ==================================

---------------------------------------------------------------------------------------------

 Summarized information about stock options outstanding as of June 30, 2002 is as follows:

---------------------------------------------------------------------------------------------

                        Outstanding                                 Exercisable
---------------------------------------------------------------------------------------------
Exercise                   Number     Remaining        Average              Number    Average
Price                  of Options          Life       Exercise          of Options   Exercise
Range               (In thousands)    (In years)         Price       (In thousands)     Price
---------------------------------------------------------------------------------------------
Under $15                 3,173              1.7          $13                3,131       $13
$15 to $25                6,222              3.9          $20                5,920       $20
$25 to $35                5,740              5.5          $29                4,219       $29
$35 to $45               12,761              7.0          $42                5,264       $41
$45 to $55               16,535              9.1          $50                1,789       $51
Over $55                  6,412              8.2          $60                1,303       $60
---------------------------------------------------------------------------------------------

       The Company has stock purchase plans under which eligible employees have the ability to purchase shares of common stock at 85% of the lower of market value as of the date of purchase election or as of the end of the plans. Approximately 2.8 million and 1.8 million shares are scheduled for issuance on December 31, 2003 and 2002, respectively. Approximately 2.3 million and 2.5 million shares were issued during the years ended June 30, 2002 and 2001, respectively. At June 30, 2002 and 2001, there were approximately 3.3 million and 5.7 million shares, respectively, reserved for purchase under the plans. Included in liabilities as of June 30, 2002 and 2001 are employee stock purchase plan withholdings of approximately $93 million and $94 million, respectively.

      The Company follows Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" to account for its stock option and employee stock purchase plans. An alternative method of accounting for stock options is SFAS 123, "Accounting for Stock-Based Compensation." Under SFAS No. 123 employee stock options are valued at grant date using the Black-Scholes valuation model, and this compensation cost is recognized ratably over the vesting period. Had compensation cost of the Company's stock option and employee stock purchase plans been determined as prescribed by SFAS No. 123, the pro forma net earnings impact of options and stock purchase plan rights granted subsequent to July 1, 1995 is shown below. The fair value for these instruments was estimated at the date of grant using a Black-Scholes valuation model with the following weighted average assumptions:

--------------------------------------------------------------------------------
Years ended June 30,              2002                  2001            2000
                             ---------             ---------       ---------
Risk-free interest rate        4.3-5.2%              5.3-6.0%        6.0-6.7%
Dividend yield                   .7-.8%                .7-.8%          .8-.9%
Volatility factor            25.9-27.9%            27.9-28.2%      22.0-26.7%
Expected life:
 Options                           6.3                   6.3             6.4
 Purchase rights                   2.0                   2.0             2.0
Weighted average fair value:
 Options                        $16.54                $21.31          $16.89
 Purchase rights                $21.55                $20.58          $19.73
                             =========             =========       =========
--------------------------------------------------------------------------------

      The Company's pro forma earnings recognize compensation expense based upon the fair value of the stock options and stock purchase plan rights issued subsequent to July 1, 1995 over their vesting period, as follows:

--------------------------------------------------------------------------------
(In millions, except per share amounts)
Years ended June 30,                         2002              2001          2000
                                         --------          --------      --------
Pro forma net earnings                   $    981          $    818      $    762
Pro forma basic earnings per share       $   1.58          $   1.30      $   1.22
Pro forma diluted earnings per share     $   1.56          $   1.27      $   1.18
                                         ========          ========      ========
--------------------------------------------------------------------------------

    The Company has a restricted stock plan under which shares of common stock have been sold for nominal consideration to certain key employees. These shares are restricted as to transfer and in certain circumstances must be resold to the Company at the original purchase price. The restrictions lapse over periods of up to six years. During the years ended June 30, 2002, 2001 and 2000 the Company issued 143,500, 172,500, and 171,900 restricted shares, respectively.

B. Pension Plans. The Company has a defined benefit cash balance pension plan covering substantially all U.S. employees, under which employees are credited with a percentage of base pay plus interest. Effective January 1, 2001, the plan interest credit rate was changed from a fixed rate of 7% to a rate that will vary from year-to-year with the 10-year treasury constant. This change is the primary reason for the decrease in service cost in 2002. Employees are fully vested on completion of five years' service. The Company's policy is to make contributions within the range determined by generally accepted actuarial principles. In addition, the Company has various retirement plans for its non-U.S. employees and maintains a Supplemental Officer Retirement Plan ("SORP"). The SORP is a defined benefit plan pursuant to which the Company will pay supplemental pension benefits to certain key officers upon retirement based upon officer's years of service and compensation.

     The plans' funded status as of June 30, 2002 and 2001 follows:

--------------------------------------------------------------------------------
(In thousands)
June 30,                                                  2002            2001
                                                     ---------       ---------
Change in plan assets:
Funded plan assets at market value at
  beginning of year                                  $ 469,300       $ 485,700
Actual return on plan assets                           (54,800)        (44,700)
Employer contributions                                  33,400          36,200
Benefits paid                                          (11,800)         (7,900)
                                                     ---------       ---------
Funded plan assets at market value at
  end of year                                        $ 436,100       $ 469,300
                                                     =========       =========

Change in benefit obligation:
Benefit obligation at beginning of year              $ 399,300       $ 328,500
Service cost                                            16,900          32,800
Interest cost                                           28,400          24,600
Actuarial and other gains                               41,200          21,300
Benefits paid                                          (11,800)         (7,900)
                                                     ---------       ---------
Projected benefit obligation at end of year          $ 474,000       $ 399,300
                                                     =========       =========

Plan assets in excess of projected benefits          $ (37,900)      $  70,000
Transition obligation                                        -             300
Unrecognized net actuarial gain due to
  different experience than assumed                    181,500          44,600
                                                     ---------       ---------
Prepaid pension cost                                 $ 143,600       $ 114,900
                                                     =========       =========
--------------------------------------------------------------------------------

The components of net pension expense were as follows:

--------------------------------------------------------------------------------
(In thousands)
Years ended June 30,                         2002          2001           2000

                                         --------      --------       --------
Service cost - benefits earned
  during the period                      $ 16,900       $32,800       $ 30,800
Interest cost on projected benefits        28,400        24,600         20,900
Expected return on plan assets            (45,600)      (40,200)       (32,900)
Net amortization and deferral                (600)          400           (300)
                                         --------      --------       --------
                                         $   (900)      $17,600       $ 18,500
                                         ========       =======       ========
--------------------------------------------------------------------------------

      Assumptions used to develop the actuarial present value of benefit obligations generally were:

--------------------------------------------------------------------------------
Years ended June 30,                           2002               2001
                                               ----               ----
Discount rate                                  6.75%              7.25%
Expected long-term rate on assets              8.50%              8.75%
Increase in compensation levels                 6.0%               6.0%
--------------------------------------------------------------------------------

C. Retirement and Savings Plan. The Company has a 401(k) retirement and savings plan, which allows eligible employees to contribute up to 20% of their compensation annually. The Company matches a portion of employee contributions, which amounted to approximately $35 million, $31 million and $27 million for calendar years 2001, 2000 and 1999, respectively.

Note 11. Income Taxes

Earnings before income taxes shown below are based on the geographic location to which such earnings are attributable.

--------------------------------------------------------------------------------
(In thousands)
Years ended June 30,                   2002               2001              2000
                                 ----------         ----------        ----------
Earnings before income taxes:
  US                             $1,618,885         $1,375,220        $1,197,030
  Non-US                            168,085            149,790            92,570
                                 ----------         ----------        ----------
                                 $1,786,970         $1,525,010        $1,289,600
--------------------------------------------------------------------------------

 The provision for income taxes consists of the following components:

--------------------------------------------------------------------------------
(In thousands)
Years ended June 30,                   2002            2001              2000
                                  ---------       ---------         ---------
Current:
  Federal                         $ 542,980       $ 439,745         $ 326,875
  Non-U.S.                           67,380          77,435            56,505
  State                              67,160          53,660            56,535
                                  ---------       ---------         ---------
  Total current                     677,520         570,840           439,915

Deferred:
  Federal                             6,525          24,895             5,750
  Non-U.S.                              (20)         (3,743)            1,220
  State                               2,175           8,298             1,915
                                  ---------       ---------         ---------
  Total deferred                      8,680          29,450             8,885
                                  ---------       ---------         ---------
  Total provision                 $ 686,200       $ 600,290         $ 448,800
                                  =========       =========         =========
--------------------------------------------------------------------------------

     A reconciliation between the Company's effective tax rate and the U.S. federal statutory rate is as follows:

--------------------------------------------------------------------------------------------------------
(In thousands, except percentages)
Years ended June 30,                       2002        %           2001        %           2000       %
                                      ------------------      ------------------      ------------------


Provision for taxes
  at U.S. statutory rate              $ 625,415     35.0      $ 533,800     35.0      $ 451,400     35.0
Increase (decrease)
  in provision from:
    Investments in
    municipals                           (3,255)    (0.2)        (5,700)    (0.4)       (68,180)    (5.3)

    State taxes, net
    of federal tax
    benefit                              45,070      2.5         40,270      2.6         37,990      2.9

    Other                                18,970      1.1         31,920      2.2         27,590      2.2
                                      ------------------      ------------------      ------------------
                                      $ 686,200     38.4      $ 600,290     39.4      $ 448,800     34.8
                                      ==================      ==================      ==================
--------------------------------------------------------------------------------------------------------

  2001 data includes impact of non-recurring adjustments.


The significant components of deferred income tax assets and liabilities and their balance sheet classifications are as follows:

------------------------------------------------------------------------------------
(In millions)
June 30,

                                                    2002             2001
                                                --------          --------
DEFERRED TAX ASSETS:
  Accrued expenses not currently deductible     $135,604          $128,566
  Foreign net operating losses                    30,861            27,682
  Other                                           18,320            20,469
                                                --------          --------
                                                 184,785           176,717
  Less: Valuation allowances                     (40,140)          (41,930)
                                                --------          --------
  Deferred tax assets - net                     $144,645          $134,787

------------------------------------------------------------------------------------

DEFERRED TAX LIABILITIES:
  Unrealized investment gains                   $ 83,512          $ 56,080
  Accrued retirement benefits                     81,883            75,217
  Depreciation and amortization                  164,160           137,371
  Other                                           50,660            47,485
                                               ---------         ---------
  Deferred tax liabilities                     $ 380,215         $ 316,153
                                               ---------         ---------

NET DEFERRED TAX LIABILITIES                   $ 235,570         $ 181,366
                                               ---------         ---------
------------------------------------------------------------------------------------

There are $2.1 million and $26.6 million net current deferred tax assets included in other current assets in the balance sheet at June 30, 2002 and June 30, 2001, respectively.

Income taxes have not been provided on undistributed earnings of foreign subsidiaries as the Company considers such earnings to be permanently reinvested as of June 30, 2002 and June 30, 2001.

The Company has estimated foreign net operating loss carry forwards of approximately $85.2 million and $70.5 million at June 30, 2002 and June 30, 2001, respectively.

The Company has recorded valuation allowances of $40.1 million and $41.9 million (all of which relate to foreign entities) at June 30, 2002 and June 30, 2001, respectively, to reflect the estimated amount of deferred tax assets that may not be realized. A portion of the valuation allowances in the amounts of approximately $17.7 million and $23.2 million at June 30, 2002 and June 30, 2001, respectively, relate to net deferred tax assets which were recorded in purchase accounting. The recognition of such amounts in future years will be allocated to reduce the excess purchase price over the net assets acquired.

Income tax payments were approximately $518 million in 2002, $437 million in 2001 and $375 million in 2000.


Note 12. Commitments and Contingencies

The Company has obligations under various facilities and equipment leases, and software license agreements. Total expense under these agreements was approximately $272 million in 2002, $269 million in 2001 and $243 million in 2000, with minimum commitments at June 30, 2002 as follows:

(In millions)
--------------------------------------------------------------------------------
Years ending June 30,

2003                                                                         245
2004                                                                         175
2005                                                                         109
2006                                                                          68
2007                                                                          43
Thereafter                                                                    75
                                                                            ----
                                                                            $715
                                                                            ====
--------------------------------------------------------------------------------

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

Note 13. Financial Data By Segment

Employer Services, Brokerage Services and Dealer Services are the Company's largest business units. ADP evaluates performance of its business units based on recurring operating results before interest on corporate funds, income taxes and foreign currency gains and losses. Certain revenues and expenses are charged to business units at a standard rate for management and motivation reasons. Other costs are recorded based on management responsibility. As a result, various income and expense items, including certain non-recurring gains and losses, are recorded at the corporate level and certain shared costs are not allocated. Goodwill amortization is charged to business units as a surrogate for the cost of capital for acquisitions, which is subsequently eliminated in consolidation. Interest on invested funds held for clients is recorded in Employer Services' revenues at a standard rate of 6%, with the adjustment to actual revenues included in "Other". Prior years' business unit revenues and pre-tax earnings have been restated to reflect fiscal year 2002 budgeted foreign exchange rates. Business unit assets include funds held for clients but exclude corporate cash, marketable securities and goodwill. "Other" consists primarily of Claims Services, corporate expenses, non-recurring items and the reconciling items referred to above.

----------------------------------------------------------------------------------------------------------------
(In millions)                     Employer       Brokerage           Dealer
Year ended June 30, 2002          Services        Services         Services            Other       Total
                                  --------       ---------         --------          -------     -------

Revenues                          $ 4,184        $ 1,758           $   706          $   356      $ 7,004
Pre-tax earnings                  $ 1,110        $   354           $   116          $   207      $ 1,787
Assets                            $12,244        $   566           $   181          $ 5,286      $18,277
Capital expenditures              $    71        $    33           $    21          $    21      $   146
Depreciation and amortization     $   208        $   180           $    40          $   (77)     $   279
                                  -------        -------           -------          -------      -------
Year ended June 30, 2001
                                  -------        -------           -------          -------      -------
Revenues                          $ 3,968        $ 1,742           $   683          $   461      $ 6,854
Pre-tax earnings                  $   936        $   332           $    99          $   158      $ 1,525
Assets                            $12,320        $   523           $   183          $ 4,863      $17,889
Capital expenditures              $   106        $    33           $    23          $    23      $   185
Depreciation and amortization     $   196        $   109           $    38          $   (22)     $   321
                                  -------        -------           -------          -------      -------
Year ended June 30, 2000
                                  -------        -------           -------          -------      -------
Revenues                          $ 3,539        $ 1,469           $   715          $   445      $ 6,168
Pre-tax earnings                  $   775        $   333           $   112          $    70      $ 1,290
Assets                            $11,264        $   522           $   202          $ 4,863      $16,851
Capital expenditures              $    94        $    27           $    24          $    21      $   166
Depreciation and amortization     $   177        $    81           $    38          $   (12)     $   284
                                  -------        -------           -------          -------      -------

----------------------------------------------------------------------------------------------------------------


Revenues and assets by geographic area are as follows:
--------------------------------------------------------------------------------
(In millions)                 United
Year ended June 30, 2002      States      Europe       Canada     Other    Total
                             -------      ------       ------    ------  -------

Revenues                     $ 5,978      $  673      $   270    $   83  $ 7,004
Assets                       $16,055      $1,214      $   843    $  165  $18,277

Year ended June 30, 2001

Revenues                     $ 5,827      $  641      $   279    $  107  $ 6,854
Assets                       $15,799      $1,055      $   910    $  125  $17,889

Year ended June 30, 2000

Revenues                     $ 5,210      $  645      $   259    $   54  $ 6,168
Assets                       $14,640      $1,126      $ 1,014    $   71  $16,851
--------------------------------------------------------------------------------


Note 14. Quarterly Financial Results (Unaudited)
Summarized quarterly results of operations for the two years ended June 30, 2002 are as follows:

------------------------------------------------------------------------------------------
(In thousands, except per share amounts)
                                     First       Second           Third          Fourth
Year ended June 30, 2002           Quarter      Quarter         Quarter         Quarter
                                ----------   ----------      ----------      ----------

Revenues                        $1,607,883   $1,681,028      $1,870,036      $1,845,316
Net earnings                    $  196,600   $  264,600      $  352,260      $  287,310
Basic earnings per share        $      .32   $      .43      $      .57      $      .47
Diluted earnings per share      $      .31   $      .42      $      .56      $      .46
                                ----------   ----------      ----------      ----------
Year ended June 30, 2001*
Revenues                        $1,544,129   $1,639,822      $1,853,765      $1,815,936
Net earnings                    $  173,400   $  207,440      $  288,880      $  255,000
Basic earnings per share        $      .28   $      .33      $      .46      $      .41
Diluted earnings per share      $      .27   $      .32      $      .45      $      .40
                                ----------   ----------      ----------      ----------
------------------------------------------------------------------------------------------

*After impact of non-cash, non-recurring item. See note 4 to the consolidated financial statements.

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

     The Company maintains financial control systems designed to provide reasonable assurance that assets are safeguarded and that transactions are executed and recorded in accordance with management authorization. The control systems are supported by written policies and the control environment is regularly evaluated by both the Company's internal auditors and Deloitte & Touche LLP.

     The Board of Directors has an Audit Committee comprised of three outside directors. The Audit Committee meets with both Deloitte & Touche LLP and the internal auditors with and without management's presence. It monitors and reviews the Company's financial statements and internal controls, and the scope of the internal auditors' and Deloitte & Touche LLP's audits. Deloitte & Touche LLP and the internal auditors have free access to the Audit Committee.


                                     /s/ Arthur F. Weinbach
                                         Arthur F. Weinbach
                                         Chairman and Chief Executive Officer

                                    /s/ Karen E. Dykstra
                                        Karen E. Dykstra
                                        Vice President Finance
                                        (Principal Financial Officer)

                                        Roseland, New Jersey
                                        August 12, 2002

INDEPENDENT AUDITORS' REPORT

Board of Directors and
Shareholders
Automatic Data Processing, Inc.
Roseland, New Jersey


     We have audited the accompanying consolidated balance sheets of Automatic Data Processing, Inc. and subsidiaries as of June 30, 2002 and 2001, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Automatic Data Processing, Inc. and subsidiaries as of June 30, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

New York, New York
August 12, 2002