Form 10-K, Exhibit 13
AUTOMATIC DATA PROCESSING INC
filed 2003-09-12
CIK 8670

Selected Financial Data

(In thousands, except per share amounts)
Years ended June 30,                 2003         2002         2001           2000        1999
----------------------------------------------------------------------------------------------

Total revenues                $ 7,147,017  $ 7,004,263  $ 6,853,652   $ 6,168,432  $ 5,455,707

Earnings before income taxes  $ 1,645,200  $ 1,786,970  $ 1,525,010   $ 1,289,600  $ 1,084,500

Net earnings                  $ 1,018,150  $ 1,100,770  $   924,720   $   840,800  $   696,840

Pro forma net earnings*                                 $   971,680   $   881,890  $   739,260
----------------------------------------------------------------------------------------------

Basic earnings per share      $      1.70  $      1.78  $      1.47   $      1.34  $      1.13

Diluted earnings per share    $      1.68  $      1.75  $      1.44   $      1.31  $      1.10

Pro forma basic earnings per
  share*                                                $      1.54   $      1.41  $      1.20

Pro forma diluted earnings
  per share*                                            $      1.51   $      1.37  $      1.17

Basic average shares
 outstanding                      600,071      618,857      629,035       626,766      615,630

Diluted average shares
 outstanding                      605,917      630,579      645,989       646,098      636,892


Cash dividends per share      $     .4750  $     .4475  $     .3950   $     .3388  $     .2950


Return on equity                    19.4%        22.4%        19.9%         19.7%        18.7%
----------------------------------------------------------------------------------------------


At year end:

Cash, cash equivalents and
  marketable securities       $ 2,344,343  $ 2,749,583  $ 2,596,964   $ 2,452,549  $ 2,169,040

Working capital               $ 1,676,718  $ 1,406,155  $ 1,747,187   $ 1,767,784  $   907,864

Total assets before funds
 held for clients             $ 8,025,922  $ 7,051,251  $ 6,549,980   $ 6,429,927  $ 5,824,820

Total assets                  $19,833,671  $18,276,522  $17,889,090   $16,850,816  $12,839,553

Long-term debt                $    84,674  $    90,648  $   110,227   $   132,017  $   145,765

Shareholders' equity          $ 5,371,473  $ 5,114,205  $ 4,700,997   $ 4,582,818  $ 4,007,941
----------------------------------------------------------------------------------------------


*Pro forma net earnings and earnings per share reflect the impact relating to the July 1, 2001 adoption of Statement of Financial Accounting Standards No. 142, which eliminated goodwill amortization.

MANAGEMENT'S DISCUSSION AND ANALYSIS


CRITICAL ACCOUNTING POLICIES

Our Consolidated Financial Statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates, judgments and assumptions that affect reported amounts of assets, liabilities, revenues and expenses. We continually evaluate the accounting policies and estimates used to prepare the consolidated financial statements. The estimates are based on historical experience and assumptions believed to be reasonable under current facts and circumstances. Actual amounts and results could differ from these estimates made by management. Certain accounting policies that require significant management estimates and are deemed critical to our results of operations or financial position are discussed below.

Revenue Recognition. Our revenues are primarily attributable to fees for providing services (e.g., Employer Services' payroll processing fees and Brokerage Services' trade processing fees) as well as investment income on payroll funds, tax filing funds and other Employer Services client-related funds. We typically enter into agreements for a fixed fee per transaction (e.g., number of payees). Fees associated with services are recognized in the period services are rendered and earned under service arrangements with clients where service fees are fixed or determinable and collectibility is reasonably assured. Interest income on collected but not yet remitted funds held for clients is recognized in revenues as earned.

We also recognize revenues associated with the sale of software systems and associated software licenses. For a majority of our software sales arrangements, which provide hardware, software licenses, installation and post customer support, revenues are recognized ratably over the software license term as objective evidence of the fair values of the individual elements in the sales arrangement does not exist.

The majority of our revenues are generated from a fee for service model (e.g., fixed-fee per transaction processed) in which revenue is recognized when the related services have been rendered under written price quotations or service agreements having stipulated terms and conditions which do not require management to make any significant judgments or assumptions regarding any potential uncertainties.

Goodwill. We review the carrying value of all our goodwill in accordance with Statement of Financial Accounting Standards (SFAS) No. 142,
"Goodwill and Other Intangible Assets," by comparing the carrying value of our reporting units to their fair values. We are required to perform this comparison at least annually or more frequently if circumstances indicate possible impairment. When determining fair value, we utilize various assumptions, including projections of future cash flows, our weighted average cost of capital and long-term growth rates for our businesses. Any significant adverse changes in key assumptions about our businesses and their prospects or an adverse change in market conditions may cause a change in the estimation of fair value and could result in an impairment charge. We have approximately $2.0 billion of goodwill that is not impaired, based on our impairment testing as of June 30, 2003. Given the significance of our goodwill, an adverse change to the fair value could result in an impairment charge, which could be material to our financial statements.

Income taxes. We account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which establishes financial accounting and reporting standards for the effect of income taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity's financial statements or tax returns. Judgment is required in addressing the future tax consequences of events that have been recognized in our financial statements or tax returns (e.g., realization of deferred tax assets, results of IRS and other tax authorities' examinations of our tax returns). Fluctuations in the actual outcome of these future tax consequences could materially impact our financial statements.

RESULTS OF OPERATIONS
ANALYSIS OF CONSOLIDATED OPERATIONS

(In millions, except per share amounts)


                           Years Ended June 30,               Change
                         -----------------------       --------------------
                           2003     2002    2001       2003     2002   2001
                           ----     ----    ----       ----     ----   ----

Total revenues           $7,147   $7,004  $6,854         2%       2%    11%
                         -----------------------       --------------------
Total expenses           $5,502   $5,217  $5,329         5%      (2%)    9%
                         -----------------------       --------------------
Earnings before income
 taxes                   $1,645   $1,787  $1,525        (8%)     17%    18%
Margin                     23.0%    25.5%   22.3%
                         -----------------------       --------------------
Provision for income
 taxes                   $  627   $  686  $  600        (9%)     14%    34%
Effective tax rate         38.1%    38.4%   39.4%
                         -----------------------       --------------------
Net earnings             $1,018   $1,101  $  925        (8%)     19%    10%
Diluted earnings per
 share                   $ 1.68   $ 1.75  $ 1.44        (4%)     22%    10%
                         -----------------------       --------------------

2003
----
Our consolidated revenues grew 2% to $7.1 billion in fiscal 2003, primarily due to an increase in Employer Services of 5% to $4.4 billion and an increase in Dealer Services of 12% to $788 million. These increases were offset by a decrease in our Brokerage Services business of 9%, or $165 million. Interest income on client funds decreased due to lower interest yields, despite 7% growth in our average client balances during the year to $8.9 billion. The average interest rate earned on both client funds and corporate funds, exclusive of realized gains/(losses) in fiscal 2003 was 3.9% compared to 4.9% in fiscal 2002. Our revenue growth was impacted primarily by continued weak economic conditions impacting our Employer Services and Brokerage Services businesses and our interest income.

Earnings before income taxes in fiscal 2003 decreased 8% to $1.6 billion as total expenses grew at a faster rate than revenues. This decrease primarily reflects the 35% decrease in earnings before income taxes in Brokerage Services. While we have focused on cost containment initiatives throughout the fiscal years ended June 30, 2002 and 2003 in order to bring our expense structure in line with our slower revenue growth, our Brokerage Services' cost reductions did not offset the 9% decline in revenues in this business. In March 2003, we announced plans to reduce costs in underperforming or non-strategic businesses. Selling, general and administrative expenses grew 9% to $1.8 billion and include approximately $60 million of incremental restructuring charges relating to exiting of certain businesses and cost reduction efforts in certain slow growth businesses, most of which occurred in the fourth quarter of 2003. The restructuring is primarily severance costs, including charges to exit our medical claims business within Claims Services and a small payroll business servicing primarily government agencies, separate from our core payroll business, in the United
Kingdom. Operating expenses increased 4% to $3.1 billion, primarily driven by revenue growth in Employer Services and Dealer Services. Systems development and programming costs increased 5% to $499 million due to continued investment in our products, primarily in our Employer Services business, and the maintenance of our existing technology throughout all of our businesses. Depreciation and amortization expense decreased 2% to $275 million due to a decrease in capital expenditures of approximately $12 million in fiscal 2003 and $40 million in fiscal 2002. Other income for the year increased to $127 million, or 12%, from the prior year due to an increase in our net realized gains associated with our investment portfolio of $13.1 million.

Our effective tax rate for fiscal 2003 was 38.1%, a decrease of 0.3% from fiscal 2002. The decrease is attributable to a favorable mix in income among tax jurisdictions.

Fiscal 2003 net earnings decreased 8% to $1.0 billion and the related diluted earnings per share decreased 4% to $1.68. The decrease in net earnings primarily reflects the decrease in earnings before income taxes, slightly offset by a lower effective tax rate. The decrease in diluted earnings per share reflects the decrease in net earnings, partially offset by fewer shares outstanding due to the repurchase of approximately
27.4 million shares for approximately $940 million during the year and the lower impact of stock options on dilution during fiscal 2003. The total share repurchases in fiscal 2003 is a reflection of our confidence in the long-term growth prospects of our businesses.

For fiscal 2004, we are forecasting mid-single digit revenue growth and diluted earnings per share of $1.50 - $1.60. This reflects our anticipation of the ongoing impact of the continued weak economy on Employer Services and Brokerage Services, and lower interest rates, causing a decline in interest income on corporate and client funds of $60
- $80 million from 2003. We expect to invest an incremental $90 - $100 million in our highest growth opportunities, primarily in Employer Services. We also expect to spend $40 - $45 million on our Employer of Choice initiatives aimed at retaining our quality associates.

2002
----
In fiscal 2002, our consolidated revenues increased 2% to $7.0 billion compared to fiscal 2001. The increase was primarily due to an increase in Employer Services of 5% to $4.2 billion offset by a decrease in interest income. Interest income decreased due to lower interest yields, despite higher average client fund balances. Revenue growth in fiscal 2002 was impacted by weak economic conditions resulting in slower sales, lower client retention and fewer employees on our clients' payrolls in our Employer Services business and reductions in discretionary spending in the financial services industry, particularly in research and implementation services.

Fiscal 2002 earnings before income taxes increased 17% to $1.8 billion, primarily due to growth in revenue, declines in selling, general and administrative expenses and systems development and programming costs and a significant increase in other income. Operating expenses increased 2% to $3.0 billion compared to fiscal 2001 primarily driven by revenue growth in Employer Services, Brokerage Services and Dealer Services. Selling, general and administrative expenses decreased 4% to $1.6 billion as a result of our cost containment initiatives during the year, to bring our expense structure in line with our slower revenue growth. Systems development and programming costs decreased 8% to $475 million as a result of our cost containment initiatives during the year, primarily related to the maintenance of existing applications, while funding of investments in new products continued. Depreciation and amortization expense decreased 13% to $279 million compared to the prior year due to the adoption of SFAS No. 142 which resulted in the elimination of goodwill amortization. Other income increased 58% to $114 million, primarily due to the $90 million write-off of our investment in Bridge Information Systems, Inc. (Bridge) in fiscal 2001 which was a non-cash, non-recurring write-off of our total investment in Bridge offset by a $45 million decrease in interest income attributable to a 1.3% decrease in the average interest rates earned on corporate funds in fiscal 2002.

Our effective tax rate for fiscal 2002 was 38.4%, a decrease of 1% from fiscal 2001. The decrease in the effective tax rate was primarily due to the impact of adopting SFAS No. 142 and the resulting elimination of goodwill amortization expense in fiscal 2002. Adjusting fiscal 2001 for the pro forma impact of SFAS No. 142, the effective income tax rate was 38.5%.

Net earnings in fiscal 2002 increased 19% to $1.1 billion and the related diluted earnings per share increased 22% to $1.75. The increase in net earnings primarily reflected the increase in earnings before income taxes. The increase in diluted earnings per share primarily reflected the increase in net earnings, as well as fewer shares outstanding due to the repurchase of 17.4 million shares during fiscal 2002.

ANALYSIS OF BUSINESS SEGMENTS

REVENUES

                           Years Ended June 30,                Change
                      ----------------------------  --------------------------
(In millions)           2003       2002       2001     2003      2002     2001
                      ----------------------------  --------------------------

Employer Services     $4,401     $4,180     $3,964       5%        5%      12%
Brokerage Services     1,593      1,758      1,742      (9)        1       19
Dealer Services          788        706        683      12         3       (4)
Other                    420        425        412      (1)        4        7
Reconciling items:
  Foreign exchange       119          8         23       -         -        -
  Client fund interest  (174)       (73)        30       -         -        -
                      ----------------------------  --------------------------
Total revenues        $7,147     $7,004     $6,854       2%       2%      11%
                      ============================  ==========================

EARNINGS BEFORE INCOME TAXES

                           Years Ended June 30,                Change
                          -----------------------    --------------------------
(In millions)               2003     2002    2001      2003      2002     2001
                            ----     ----    ----      ----      ----     ----
Employer Services         $1,193   $1,110  $  937        7%       18%      21%
Brokerage Services           230      354     332      (35)        7       (1)
Dealer Services              132      116      99       14        17      (12)
Other                        143      157      60       (9)      162       84
Reconciling items:
 Foreign exchange             12        1       3        -         -        -
 Client fund interest       (174)     (73)     30        -         -        -
 Cost of capital charge      109      122      64        -         -        -
                          -----------------------   --------------------------
Total earnings before
 income taxes             $1,645   $1,787  $1,525       (8%)      17%      18%
                          =======================   ==========================


MAJOR BUSINESS UNITS

      Certain revenues and expenses are charged to the business units at a standard rate for management and motivational reasons. Other costs are recorded based on management responsibility. As a result, various income and expense items, including certain non-recurring gains and losses, are recorded at the corporate level and certain shared costs are not allocated. The prior years' business unit revenues and earnings before income taxes have been adjusted to reflect fiscal 2003 budgeted foreign exchange rates.

EMPLOYER SERVICES

Employer Services' revenues grew 5% in fiscal 2003. Despite the continued negative impacts of the weak economy, Employer Services continued to grow primarily due to the increases in our North America payroll and tax businesses, as well as strong growth in our beyond payroll products including our Professional Employer Organization (PEO) business. Client retention improved 1% from the prior year, however, new business sales declined 2% for the year and pays per control, which represents the number of employees on our clients' payrolls, also decreased 1% for the year. Employer Services' revenues include interest earned on collected but not yet remitted funds held for clients at a standard rate of 6%, or $543 million, an increase of 7% over fiscal 2002. Earnings before income taxes grew 7% as a result of increased revenues and our continued cost containment efforts.

On June 20, 2003, we acquired all of the outstanding shares of ProBusiness Services, Inc. for cash of approximately $517 million, net of cash acquired. ProBusiness Services, Inc., which has become a part of our Employer Services segment, is expected to generate approximately $150 million in revenue in fiscal 2004.

In fiscal 2002, Employer Services' revenues grew 5%, compared to 12% in 2001. Revenue growth was impacted by weak economic conditions, which resulted in slower sales, lower client retention due primarily to bankruptcies, and fewer pays per control. Employer Services' revenues shown above include interest earned on collected but not yet remitted funds held for clients at a standard rate of 6%, or $505 million, an
increase of 3% over fiscal 2001.   Earnings before income taxes grew 18%
as a result of increased revenues and continued cost containment efforts.


BROKERAGE SERVICES

Brokerage Services' revenues declined 9% in fiscal 2003 when compared to fiscal 2002 primarily due to continued industry consolidations which impact trades per day, reduced discretionary spending and reduced mutual fund and equity proxy mailings. Trade processing revenues declined due to a 13% decline in trades per day from 1.5 million in fiscal 2002 to 1.3 million in fiscal 2003. Revenue per trade also declined due to the change in the mix of retail vs. institutional trades, industry consolidations and pricing pressures. Proxy revenues declined due to a 6% decline in pieces delivered from 806 million in fiscal 2002 to 754 million in fiscal 2003. Stock record growth, which is a measure of how many shareholders own a security compared with the prior year and a key factor in the number of pieces delivered, decreased 1% in fiscal 2003 as compared to 10% growth in fiscal 2002. Earnings before income taxes declined 35% primarily due to the decline in revenues. We have continued to focus on cost reductions in our under-performing businesses in order to properly align our cost structure with the slower growth levels.

In fiscal 2002, revenues increased 1% compared to 19% in fiscal 2001. Excluding acquisitions, revenues would have decreased 4% primarily due to consolidations within the financial services industry affecting trade volumes and lower revenue per trade due to pricing pressures. A reduction in discretionary spending in the financial services industry, particularly in research and implementation services also contributed to the decline in fiscal 2002 revenue growth. Earnings before income taxes increased 7% as a result of operating efficiencies, the impact of our cost containment initiatives and the transition of the proxy mailings and voting process to electronic delivery.

DEALER SERVICES

Dealer Services' revenues increased 12% in fiscal 2003 when compared to fiscal 2002. Excluding acquisitions, revenue growth increased approximately 8%. Revenue growth was generated by strong client retention and increased revenues in the traditional core business as well as from new services, primarily Application Service Provider (ASP) managed services, Networking and Computer Vehicle Registration. Sales of our Customer Relationship Management Systems continue to be strong. Earnings before income taxes grew 14% as a result of increased revenues and continued cost containment efforts.

Fiscal 2002 revenues increased 3% compared to fiscal 2001. This revenue growth compares to a 4% revenue decline in fiscal 2001. Earnings before income taxes grew 17% due to operating efficiencies and cost containment efforts, offset by investments in new products and acquisitions.

OTHER

The primary components of "Other" revenues are Claims Services, miscellaneous processing services and corporate expenses.

Reconciling items for revenues and earnings before income taxes include foreign exchange differences between the actual and the fiscal year 2003 budgeted foreign exchange rates and the adjustment for the difference between actual interest income earned on invested funds held for clients and interest credited to Employer Services at a standard rate of 6%.

The business unit results also include an internal cost of capital charge related to the funding of acquisitions and other investments. This charge is eliminated in consolidation and as such, represents a reconciling item to earnings before income taxes.

FINANCIAL CONDITION

Our financial condition and balance sheet remain exceptionally strong. At June 30, 2003, cash and marketable securities approximated $2.3 billion. Shareholders' equity was approximately $5.4 billion and return on average equity for the year was over 19%. The ratio of long-term debt to equity at June 30, 2003 was 1.6%.

In fiscal 2003, zero coupon convertible subordinated notes were converted to 0.5 million shares of common stock.

On June 20, 2003, we purchased ProBusiness Services, Inc. for a total of approximately $517 million, net of cash acquired, of which $351 million was paid as of June 30, 2003 and the remaining $166 million will be paid as former ProBusiness shareholders tender their shares. We also acquired ten other businesses during 2003 for approximately $118 million, net of cash acquired. The cost of acquisitions in 2002 and 2001 aggregated $232 million (including $12 million in common stock) and $75 million, respectively. The cash used in all of our acquisitions was generated from our cash flows from operations. See Note 3 to the Consolidated Financial Statements for more information regarding acquisitions.

      Capital expenditures during 2003 were $134 million following investments of $146 million in 2002 and $185 million in 2001. Capital expenditures in fiscal 2004 should approximate $150 to $175 million.

The following table provides a summary of our contractual obligations as of June 30, 2003:

                                            Payments due by period
                                 ----------------------------------------------------
(In thousands)                    Less than      1-3       3-5   More than
Contractual Obligations            1 year      years     years   5 years       Total
-----------------------          ----------------------------------------------------

Debt Obligations (1)             $    825   $    574  $  1,017  $ 83,083   $   85,499

Operating Lease Obligations (2)   296,258    366,042   168,298    99,057      929,655

Purchase Obligations (3)           40,109     19,817     6,394       101       66,421
                                 --------   --------  --------  --------   ----------
Total                            $337,192   $386,433  $175,709  $182,241   $1,081,575


(1)   These amounts are included in our Consolidated Balance Sheets.  See
      Note 7 to the Consolidated Financial Statements for additional information about our debt and related matters.

(2) Included in these amounts are various facilities and equipment leases, and software license agreements. We enter into operating leases in the normal course of business relating to facilities and equipment. The majority of our lease agreements have fixed payment terms based on the passage of time. Certain leases require payment of maintenance and real estate taxes and contain escalation provisions based on future adjustments in price indices. Our future operating lease obligations could change if we exit certain contracts and if we enter into additional operating lease agreements.

(3) Purchase obligations primarily relate to maintenance agreements on our software, equipment and other assets.

It is not our business practice to enter into off-balance sheet arrangements. However, in the normal course of business, we do enter into contracts in which we make certain representations and warranties that guarantee the performance of our products and services as well as other indemnifications in the normal course of business. There have historically been no material losses related to such guarantees and indemnifications and we do not expect there to be any in the future.


LIQUIDITY AND CAPITAL RESOURCES

The primary source of our liquidity is our net earnings of $1.0 billion in fiscal 2003. Cash flows generated from operations were approximately $1.6 billion for the year ended June 30, 2003, supporting our strong cash position. This amount compares to cash flows from operations of $1.5 billion in fiscal 2002 and 2001.

Cash flows provided by investing activities in fiscal 2003 totaled $177 million compared to cash flows used in investing activities in fiscal 2002 of approximately $1.1 billion. This fluctuation between periods is primarily due to the timing of purchases and proceeds of marketable securities and client fund money market securities, the net change in client funds obligations and an increase in acquisitions in fiscal
2003.

Cash flows used in financing activities in fiscal 2003 totaled $1.1 billion compared to $928 million in fiscal 2002. This increase reflects higher repurchases of common stock of approximately $63 million and lower proceeds from stock purchase plan and exercises of stock options of approximately $135 million. In fiscal 2003, we purchased approximately
27.4 million shares of common stock at an average price per share of approximately $34. As of June 30, 2003, we had remaining Board of Directors' authorization to purchase up to 43.5 million additional shares.

During fiscal 2003, approximately twenty percent of our overall investment portfolio was invested in cash and cash equivalents, which are therefore impacted almost immediately by changes in short-term interest rates. The other eighty percent of our investment portfolio was invested in fixed-income securities, with varying maturities of less than ten years, which are also subject to interest rate risk including reinvestment risk. We have historically had the ability to hold most of these investments until maturity, and therefore, fluctuations in interest rates have not had an adverse impact on income or cash flows.

Details regarding our corporate investments and funds held for clients are as follows:

---------------------------------------------------------------------------------
(In millions)
YEARS ENDED JUNE 30:                               2003        2002        2001
                                                ---------   ---------   ---------
Average investment balances at cost:

  Corporate investments                         $ 3,374.4   $ 2,752.3   $ 2,598.9
  Funds held for clients                          8,936.8     8,376.6     8,188.6
                                               ----------  ----------   ---------
  Total                                         $12,311.2   $11,128.9   $10,787.5
                                               ==========  ==========   =========

Average interest rates earned exclusive
 of realized gains/(losses) on corporate
 investments and funds held for clients              3.9%        4.9%        6.2%
                                               ==========  ==========   =========

Realized gains on available-for-sale
  securities                                   $    34.5   $     22.7   $    15.0
                                               ==========  ==========   =========
Realized losses on available-for-sale
  securities                                   $    (4.9)  $     (6.2)  $   (92.6)*
                                               ==========  ==========   =========

AS OF JUNE 30:
Unrealized pre-tax gains on available-for-
 sale securities                               $    375.9  $    208.8   $   140.2
                                               ==========  ==========   =========
Total available-for-sale securities            $  9,875.9  $  9,856.4   $ 7,729.4
                                               ==========  ==========   =========

*Includes a $90 million ($54 million after-tax) non-cash, non-recurring write-off of our investment in Bridge Information Systems, Inc. See Note
2 to the Consolidated Financial Statements.
--------------------------------------------------------------------------------

The earnings impact of future interest rate changes is based on many factors, which influence the return on our portfolio. These factors include, among others, the amount of invested funds and the overall portfolio mix between short-term and long-term investments. This mix varies during the year and is impacted by daily interest rate changes. A hypothetical change in interest rates of 25 basis points applied to estimated average investment balances in fiscal 2004 would result in approximately an $11.0 million impact to earnings before income taxes over the twelve-month period.

In October 2002, we entered into a new $4.0 billion unsecured revolving credit agreement with certain financial institutions, replacing an existing $4.0 billion credit agreement. The interest rate applicable to the borrowings is tied to LIBOR or prime rate depending on the notification provided to the syndicated financial institutions prior to borrowing. We are also required to pay a facility fee on the credit agreement. The primary uses of the credit facility are to provide liquidity to the unsecured commercial paper program and to fund normal business operations, if necessary. There have been no borrowings through June 30, 2003 under the credit agreement, which expires in October 2003.

In April 2002, we initiated a short-term commercial paper program providing for the issuance of up to $ 4.0 billion in aggregate maturity value of commercial paper at our discretion. Our commercial paper program is rated A-l+ by Standard and Poor's and Prime 1 by Moody's. These ratings denote the highest quality investment grade securities. Maturities of commercial paper can range from overnight to 270 days. We use the commercial paper issuances as a primary instrument to meet short-term financing requirements related to client funds obligations.
At June 30, 2003 and 2002, there was no commercial paper outstanding.
For the year ended June 30, 2003, we had average borrowings of $879 million at an effective weighted average interest rate of 1.5%. From the inception of the commercial paper program in April 2002 through the fiscal year ended June 30, 2002, we had average borrowings of $667 million at an effective weighted average interest rate of 1.8%.

Our short-term financing is sometimes obtained on a secured basis through the use of repurchase agreements, which are collateralized principally by U.S. government securities. These agreements generally have terms ranging from overnight up to ten days. At June 30, 2003 and 2002, there were no outstanding repurchase agreements. For the fiscal years ended June 30, 2003 and 2002, we had average outstanding borrowings of $6 million and $361 million, respectively, at an average interest rate of 3.0% and 2.6%, respectively.

  In June 2003, we formed a new wholly-owned subsidiary, ADP Indemnity, Inc. The primary purpose of this subsidiary is to provide workers' compensation insurance coverage for our PEO worksite employees. This insurance was previously provided by a third party. At June 30, 2003, ADP Indemnity, Inc. had a cash balance of approximately $62.1 million to cover potential future insurance claims.

MARKET PRICE, DIVIDEND DATA AND OTHER

The market price of our common stock (symbol: ADP) based on New York Stock Exchange composite transactions and cash dividends per share declared during the past two years have been:

------------------------------------------------------------------
                                 Price Per Share
                              ----------------------     Dividends
Fiscal 2003 quarter ended       High          Low        Per Share
                              ----------------------     ---------
June 30                       $36.08       $30.80        $   .1200
March 31                      $40.81       $27.24        $   .1200
December 31                   $45.96       $33.76        $   .1200
September 30                  $43.75       $31.15        $   .1150
------------------------------------------------------------------

Fiscal 2002 quarter ended

June 30                       $58.00       $42.35        $   .1150
March 31                      $59.53       $51.00        $   .1150
December 31                   $60.37       $46.70        $   .1150
September 30                  $53.97       $41.00        $   .1025
------------------------------------------------------------------

      As of June 30, 2003, there were approximately 35,884 holders of record of our common stock. Approximately 316,607 additional holders have their stock in "street name."

NEW ACCOUNTING PRONOUNCEMENTS

In March 2003, the Emerging Issues Task Force (EITF) published EITF Issue No. 00-21 "Accounting for Revenue Arrangements with Multiple Deliverables" (EITF 00-21). EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it performs multiple revenue-generating activities and how to determine whether such an arrangement involving multiple deliverables contains more than one unit of accounting for purposes of revenue recognition. The guidance in EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Accordingly, we have adopted EITF 00-21 effective July 1, 2003. We do not expect EITF 00-21 to have a material impact on our Consolidated Financial Statements.

FORWARD LOOKING STATEMENTS

This report and other written or oral statements made from time to time by ADP may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not historical in nature and which may be identified by the use of words like "expects," "projects," "anticipates," "estimates," "we believe," "could be" and other words of similar meaning, are forward-looking statements. These statements are based on management's expectations and assumptions and are subject to risks and uncertainties that may cause actual results to differ materially from those expressed. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include: ADP's success in obtaining, retaining and selling additional services to clients; the pricing of products and services; changes in laws regulating payroll taxes, professional employer organizations and employee benefits; overall market and economic conditions, including interest rate and foreign currency trends; competitive conditions; stock market activity; auto sales and related industry changes; employment and wage levels; changes in technology; availability of skilled technical associates and the impact of new acquisitions and divestitures. ADP disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Statements of Consolidated Earnings

Automatic Data Processing, Inc. and Subsidiaries

--------------------------------------------------------------------------------------------
(In thousands, except per share amounts)
Years Ended June 30,                                      2003          2002         2001
                                                        ----------  ----------   ----------
Revenues other than interest on funds held for clients
 and PEO revenues                                       $6,412,059  $6,305,206   $6,100,112

Interest on funds held for clients                         368,727     431,236      518,956

PEO revenues(A)                                            366,231     267,821      234,584
                                                        ----------  ----------   ----------

Total revenues                                           7,147,017   7,004,263    6,853,652
                                                        ----------  ----------   ----------

Operating expenses                                       3,096,719   2,970,645    2,900,124
Selling, general and administrative expenses             1,758,353   1,606,690    1,665,447
Systems development and programming costs                  499,192     474,843      514,279
Depreciation and amortization                              274,682     279,077      320,856
Other income, net                                         (127,129)   (113,962)     (72,064)
                                                        ----------  ----------   ----------
                                                         5,501,817   5,217,293    5,328,642
                                                        ----------  ----------   ----------

Earnings before income taxes                             1,645,200   1,786,970    1,525,010
Provision for income taxes                                 627,050     686,200      600,290
                                                        ----------  ----------   ----------
Net earnings                                            $1,018,150  $1,100,770   $  924,720
                                                        ----------  ----------   ----------
                                                        ----------  ----------   ----------

Basic earnings per share                                $     1.70  $     1.78   $     1.47
                                                        ----------  ----------   ----------
Diluted earnings per share                              $     1.68  $     1.75   $     1.44
                                                        ----------  ----------   ----------

Basic average shares outstanding                           600,071     618,857      629,035
                                                        ----------  ----------   ----------
Diluted average shares outstanding                         605,917     630,579      645,989
                                                        ==========  ==========   ==========
--------------------------------------------------------------------------------------------

(A) Net of pass-through costs of $3,462,783, $2,648,321 and $2,446,768, respectively.


See notes to consolidated financial statements.

Consolidated Balance Sheets

Automatic Data Processing, Inc. and Subsidiaries

-----------------------------------------------------------------------------
(In thousands, except per share amounts)
June 30,                                                  2003           2002
                                                   -----------    -----------

Assets
Current assets:
   Cash and cash equivalents                      $  1,410,218    $   798,810
   Short-term marketable securities                    595,166        677,005
   Accounts receivable, net                          1,005,833      1,045,170
   Other current assets                                664,284        296,272
                                                   -----------    -----------
   Total current assets                              3,675,501      2,817,257

Long-term marketable securities                        338,959      1,273,768
Long-term receivables                                  180,354        192,769
Property, plant and equipment:
   Land and buildings                                  477,682        458,478
   Data processing equipment                           780,044        696,829
   Furniture, leaseholds and other                     603,451        540,217
                                                   -----------    -----------
                                                     1,861,177      1,695,524
   Less accumulated depreciation                    (1,246,476)    (1,099,073)
                                                   -----------    -----------
                                                       614,701        596,451

Other assets                                           565,385        293,808
Goodwill                                             1,981,131      1,375,654
Intangible assets, net                                 669,891        501,544
                                                   -----------    -----------
   Total assets before funds held for clients        8,025,922      7,051,251
Funds held for clients                              11,807,749     11,225,271
                                                   -----------    -----------
   Total assets                                    $19,833,671    $18,276,522
                                                   ===========    ===========

Liabilities and Shareholders' Equity
Current liabilities:
   Accounts payable                                $   173,988    $   148,694
   Accrued expenses and other current liabilities    1,609,665      1,035,389
   Income taxes payable                                215,130        227,019
                                                   -----------    -----------
   Total current liabilities                         1,998,783      1,411,102
Long-term debt                                          84,674         90,648
Other liabilities                                      270,267        233,671
Deferred income taxes                                  320,796        237,633
Deferred revenues                                      338,763        138,893
                                                   -----------    -----------
 Total liabilities before client funds obligations   3,013,283      2,111,947
Client funds obligations                            11,448,915     11,050,370
                                                   -----------    -----------
   Total liabilities                                14,462,198     13,162,317
                                                   -----------    -----------

Shareholders' equity:
   Preferred stock, $1.00 par value:
      Authorized, 300 shares; issued, none                  --             --
   Common stock, $.10 par value:
      Authorized, 1,000,000 shares; issued,
       638,702 shares at June 30, 2003 and 2002         63,870         63,870
   Capital in excess of par value                      211,339        333,371
   Retained earnings                                 6,710,863      5,977,318
   Treasury stock - at cost: 43,863 and 22,385
    shares, respectively                            (1,773,418)    (1,142,041)
   Accumulated other comprehensive income (loss)       158,819       (118,313)
                                                   -----------    -----------
      Total shareholders' equity                     5,371,473      5,114,205
                                                   -----------    -----------
Total liabilities and shareholders' equity         $19,833,671    $18,276,522
                                                   ===========    ===========

-----------------------------------------------------------------------------
See notes to consolidated financial statements.

Statements of Consolidated Shareholders' Equity

Automatic Data Processing, Inc. and Subsidiaries

------------------------------------------------------------------------------------------------------------------------------------

                                                                                                                         Accumulated
                                              Common Stock     Capital in                                                      Other
                                          -------------------   Excess of     Retained       Treasury   Comprehensive  Comprehensive
 (In thousands, except per share amounts) Shares      Amount   Par Value     Earnings          Stock          Income   Income (Loss)
                                          ------------------------------------------------------------------------------------------

Balance at June 30, 2000                  631,443     $63,144    $402,767   $4,477,141     $ (130,800)                    $(229,434)
Net earnings                                   --          --          --      924,720             --      $  924,720            --
Currency translation adjustments                                                                              (80,816)      (80,816)
Unrealized net gain on securities, net
  of tax                                                                                                       77,286        77,286
                                                                                                           ----------
Comprehensive income                                                                                       $  921,190
                                                                                                           ----------
                                                                                                           ----------
Employee stock plans and
  related tax benefits                      6,878         688    163,464           --        187,058
Treasury stock acquired (16,558 shares)        --          --         --           --       (935,064)
Acquisitions (22 shares)                       --          --        234           --            839
Debt conversion (1,303 shares)                381          38    (12,538)          --         40,723
Dividends ($.3950 per share)                   --          --         --     (248,453)            --
------------------------------------------------------------------------------------------------------------------------------------

Balance at June 30, 2001                  638,702      63,870    553,927    5,153,408       (837,244)                      (232,964)
Net earnings                                   --          --         --    1,100,770             --      $1,100,770             --
Currency translation adjustments                                                                              73,504         73,504
Unrealized net gain on securities, net
  of tax                                                                                                      41,147         41,147
                                                                                                          ----------

Comprehensive income                                                                                      $1,215,421
                                                                                                          ----------
                                                                                                          ----------
Employee stock plans and
  related tax benefits                         --          --   (197,083)          --        515,729
Treasury stock acquired (17,412 shares)        --          --         --           --       (875,449)
Acquisitions (226 shares)                      --          --       (423)          --         12,848
Debt conversion (705 shares)                   --          --    (23,050)          --         42,075
Dividends ($.4475 per share)                   --          --         --     (276,860)            --
------------------------------------------------------------------------------------------------------------------------------------

Balance at June 30, 2002                  638,702      63,870    333,371    5,977,318     (1,142,041)                      (118,313)
Net earnings                                   --          --         --    1,018,150             --      $1,018,150             --
Currency translation adjustments                                                                             174,046        174,046
Unrealized net gain on securities, net
  of tax                                                                                                     108,562        108,562
Minimum pension liability adjustment,
  net of tax                                                                                                  (5,476)        (5,476)
                                                                                                          ----------
Comprehensive income                                                                                      $1,295,282
                                                                                                          ----------
                                                                                                          ----------
Employee stock plans and
  related tax benefits                         --          --   (103,593)          --        268,938
Treasury stock acquired (27,413 shares)        --          --         --           --       (938,545)
Acquisitions (294 shares)                      --          --     (3,056)          --         14,883
Debt conversion (462 shares)                   --          --    (15,383)          --         23,347
Dividends ($.4750 per share)                   --          --         --     (284,605)            --
------------------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 2003                  638,702     $63,870   $211,339   $6,710,863    $(1,773,418)                     $ 158,819
                                          =======     =======   ========   ==========    ===========                      =========



See notes to consolidated financial statements.

Statements of Consolidated Cash Flows

Automatic Data Processing, Inc. and Subsidiaries

------------------------------------------------------------------------------------------------------
(In thousands)
Years Ended June 30,                                              2003            2002            2001
                                                           -------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings                                               $ 1,018,150     $ 1,100,770     $   924,720
Adjustments to reconcile net earnings to net cash flows
provided by operating activities:
  Depreciation and amortization                                274,682         279,077         320,856
  Write-off of investment in Bridge Information Systems, Inc.        -               -          90,000
  Deferred income taxes                                        (15,775)          8,680          29,450
  Increase in receivables and other assets                     (94,422)        (73,511)        (70,699)
  Increase in accounts payable and accrued expenses            287,174         138,141         182,634
  Other                                                         95,280          78,547          14,063
                                                           -----------     -----------     -----------
    Net cash flows provided by operating activities          1,565,089       1,531,704       1,491,024
                                                           -----------     -----------     -----------

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of marketable securities                          (3,451,554)     (6,243,228)     (6,864,707)
Proceeds from sale of marketable securities                  4,014,300       4,167,028       3,087,406
Net proceeds from client fund money market securities        1,501,286       1,645,908       2,891,273
Net change in client funds obligations                        (967,797)       (188,484)        818,082
Capital expenditures                                          (133,758)       (145,621)       (185,406)
Additions to intangibles                                      (144,728)       (109,799)        (97,448)
Acquisitions of businesses, net of cash acquired              (651,320)       (219,783)        (73,667)
Disposals of businesses                                          4,035           7,200             900
Other                                                            6,609           6,286         (32,267)
                                                           -----------     -----------     -----------
  Net cash flows provided by (used in) investing activities    177,073      (1,080,493)       (455,834)
                                                           -----------     -----------     -----------

CASH FLOWS FROM FINANCING ACTIVITIES
Payments of debt                                                (1,384)         (3,919)        (48,567)
Proceeds from issuance of notes                                    964             358          26,435
Repurchases of common stock                                   (938,545)       (875,449)       (935,064)
Proceeds from stock purchase plan and exercises of stock
  options                                                       92,816         228,113         218,178
Dividends paid                                                (284,605)       (276,860)       (248,453)
                                                           -----------     -----------     -----------
    Net cash flows used in financing activities             (1,130,754)       (927,757)       (987,471)
                                                           -----------     -----------     -----------

Net change in cash and cash equivalents                        611,408        (476,546)         47,719
Cash and cash equivalents, at beginning of period              798,810       1,275,356       1,227,637
                                                           -----------     -----------     -----------
Cash and cash equivalents, at end of period                $ 1,410,218     $   798,810     $ 1,275,356
                                                           -----------     -----------     -----------
                                                           -----------     -----------     -----------
------------------------------------------------------------------------------------------------------



See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Automatic Data Processing, Inc. and Subsidiaries

Years ended June 30, 2003, 2002 and 2001
(Unless otherwise noted, amounts in thousands, except per share amounts)

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. CONSOLIDATION AND BASIS OF PREPARATION. The consolidated financial statements include the financial results of Automatic Data Processing, Inc. and its majority-owned subsidiaries (the "Company" or "ADP"). Intercompany balances and transactions have been eliminated in consolidation.

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates.

B. REVENUE RECOGNITION.

A majority of the Company's revenues are attributable to fees for providing services (e.g., Employer Services' payroll processing fees and Brokerage Services' trade processing fees) as well as investment income on payroll funds, tax filing funds and other Employer Services' client-related funds. The Company typically enters into agreements for a fixed fee per transaction (e.g., number of payees). Fees associated with services are recognized in the period services are rendered and earned under service arrangements with clients where service fees are fixed or determinable and collectibility is reasonably assured. Interest income on collected but not yet remitted funds held for clients is recognized in revenues as earned.

The Company also recognizes revenues associated with the sale of software systems and associated software licenses. For a majority of the Company's software sales arrangements, which provide hardware, software licenses, installation and post customer support, revenues are recognized ratably over the software license term as objective evidence of the fair values of the individual elements in the sales arrangement does not exist. As part of the sale of software systems, the Company recognizes revenues from the sale of hardware, which is recorded net of the associated costs.

Postage fees for client mailings are included in revenues and the associated postage expenses are included in operating expenses.
Professional Employer Organization (PEO) service revenues are included in revenues and are reported net of direct costs billed and incurred for PEO worksite employees, which primarily include payroll wages and payroll taxes.

C. CASH AND CASH EQUIVALENTS. Highly-liquid investments with a maturity of ninety days or less at the time of purchase are considered cash equivalents.

D. INVESTMENTS. Corporate investments and funds held for clients at June 30, 2003 and 2002.

                                     2003                      2002
                               Cost     Fair Value        Cost     Fair Value

                          -----------  ------------   -----------  -----------
Money market securities
 and other cash
  equivalents:
Corporate investments     $ 1,410,218  $ 1,410,218    $   798,810  $   798,810
Funds held for clients      2,865,957    2,865,957      3,319,646    3,319,646
                          -----------  -----------    -----------  -----------
Total money market
 securities and other
 cash equivalents           4,276,175    4,276,175      4,118,456    4,118,456
                          -----------  -----------    -----------  -----------
Available-for-sale
  securities:
Corporate investments         917,026      934,125      1,916,896    1,950,773
Funds held for clients      8,582,958    8,941,792      7,730,724    7,905,625
                          -----------  -----------    -----------  -----------
Total available-for-sale
  securities                9,499,984    9,875,917      9,647,620    9,856,398
                          -----------  -----------    -----------  -----------

Total corporate investments
 and funds held for
 clients                  $13,776,159  $14,152,092    $13,766,076  $13,974,854
                          ===========  ===========    ===========  ===========


All of the Company's marketable securities are considered to be "available-for-sale" at June 30, 2003 and, accordingly, are carried on the Consolidated Balance Sheets at fair value.

Expected maturities of available-for-sale securities for both corporate investments and funds held for clients at June 30, 2003 are as follows:


Maturity Dates:
 Due in one year or less                    $2,732,443
 Due after one year through two years        3,402,876
 Due after two years through three years     1,882,764
 Due after three years through four years      779,654
 Due after four years through ten years      1,078,180
                                             ---------
Total available-for-sale securities         $9,875,917
                                            ==========


E. PROPERTY, PLANT AND EQUIPMENT. Property, plant and equipment is stated at cost and depreciated over the estimated useful lives of the assets using the straight-line method. Leasehold improvements are amortized over the shorter of the term of the lease or the estimated useful lives of the improvements.

      The estimated useful lives of assets are primarily as follows:

--------------------------------------------------------------------------------
Data processing equipment                                           2 to 3 years
--------------------------------------------------------------------------------
Buildings                                                         20 to 40 years
--------------------------------------------------------------------------------
Furniture and fixtures                                              3 to 7 years
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

F. GOODWILL AND INTANGIBLES. In July 2001, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 142 "Goodwill and Other Intangible Assets" (SFAS No. 142), which requires that goodwill no longer be amortized, but instead tested for impairment at least annually at the reporting unit level. If impairment is indicated, a write-down to fair value (normally measured by discounting estimated future cash flows) is recorded. Intangible assets with finite lives continue to be amortized primarily on the straight-line basis over their estimated useful lives. Prior to fiscal 2002, the Company amortized goodwill over periods from 10 to 40 years. Proforma net income and diluted earnings per share for the year ended June 30, 2001, would have been $972 million and $1.51, respectively, had the Company applied the non-amortization methodology of SFAS No. 142.

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

H. EARNINGS PER SHARE (EPS). The calculations of basic and diluted EPS are as follows:

--------------------------------------------------------------------------------


                                            Effect of
                                          Zero Coupon    Effect of
                                         Subordinated        Stock
Years ended June 30,              Basic         Notes      Options       Diluted
--------------------------------------------------------------------------------
2003
Net earnings                 $1,018,150     $  1,207   $       --     $1,019,357
Average shares                  600,071        1,693        4,153        605,917
EPS                          $     1.70                               $     1.68
--------------------------------------------------------------------------------
2002
Net earnings                 $1,100,770     $  1,611   $       --     $1,102,381
Average shares                  618,857        2,352        9,370        630,579
EPS                          $     1.78                               $     1.75
--------------------------------------------------------------------------------
2001
Net earnings                 $  924,720     $  2,340   $       --     $  927,060
Average shares                  629,035        3,472       13,482        645,989
EPS                          $     1.47                               $     1.44
--------------------------------------------------------------------------------

I. INTERNAL USE SOFTWARE. The Company capitalizes certain costs associated with computer software developed or obtained for internal use in accordance with the provisions of Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The Company's policy provides for the capitalization of external direct costs of materials and services associated with developing or obtaining internal use computer software. In addition, ADP also capitalizes certain payroll and payroll-related costs for employees who are directly associated with internal use computer software projects. The amount of capitalizable payroll costs with respect to these employees is limited to the time directly spent on such projects. Costs associated with preliminary project stage activities, training, maintenance and all other post implementation stage activities are expensed as incurred. The Company also expenses internal costs related to minor upgrades and enhancements, as it is impractical to separate these costs from normal maintenance activities. Capitalized costs related to computer software developed or obtained for internal use are amortized over a three- to five-year period on a straight-line basis.

J. COMPUTER SOFTWARE TO BE SOLD, LEASED OR OTHERWISE MARKETED. The Company capitalizes certain costs of computer software to be sold, leased or otherwise marketed in accordance with the provisions of SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed." The Company's policy provides for the capitalization of all software production costs upon reaching technological feasibility for a specific product. Technological feasibility is attained when software products have a completed working model whose consistency with the overall product design has been confirmed by testing. Costs incurred prior to the establishment of technological feasibility are expensed as incurred. The establishment of technological feasibility requires considerable judgment by management and in many instances is only attained a short time prior to the general release of the software. Upon the general release of the software product to customers, capitalization ceases and such costs are amortized over a three-year period on a straight-line basis. Maintenance-related costs are expensed as incurred.

 K. FAIR VALUE ACCOUNTING FOR STOCK PLANS. In December 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure"(SFAS No. 148) which amends SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation and requires disclosures in annual and interim financial statements of the effects of stock-based compensation as reflected below.

The Company continues to account for its stock option and employee stock purchase plans under the recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. No stock-based employee compensation expense related to the Company's stock option and stock purchase plans is reflected in net earnings, as all options granted under the stock option plans had an exercise price equal to the market value of the underlying common stock on the date of grant, and for the stock purchase plan the discount does not exceed fifteen percent.

The following table illustrates the effect on net earnings and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation.


Years ended June 30,                        2003          2002         2001
--------------------                        ----          ----         ----

Net earnings, as reported             $1,018,150    $1,100,770     $924,720
Deduct: Total stock-based employee
  compensation expense determined
  using the fair value-based method
  for all awards, net of related
  tax effects                           (123,062)     (120,010)    (106,628)
                                      ----------    ----------     --------

Pro forma net earnings                  $895,088      $980,760     $818,092
                                        ========      ========     ========
Earnings per share:
  Basic - as reported                      $1.70         $1.78        $1.47
                                           =====         =====        =====
  Basic - pro forma                        $1.49         $1.58        $1.30
                                           =====         =====        =====

  Diluted - as reported                    $1.68         $1.75        $1.44
                                           =====         =====        =====
  Diluted - pro forma                      $1.48         $1.56        $1.27
                                           =====         =====        =====

The fair value for these instruments was estimated at the date of grant using a Black-Scholes valuation model with the following weighted average assumptions:

Years ended June 30,                       2003            2002            2001
                                      ---------       ---------       ---------
Risk-free interest rate                3.2%-4.1%       4.3%-5.2%      5.3%-6.0%
Dividend yield                           .8%-.9%         .7%-.8%        .7%-.8%
Volatility factor                    29.5%-31.7%     25.9%-27.9%    27.9%-28.2%
Expected life:
 Options                                    6.4             6.3             6.3
 Stock purchase plans                       2.0             2.0             2.0
Weighted average fair value:
 Options                                 $12.85          $16.54          $21.31
 Stock purchase plans                    $12.94          $21.55          $20.58

See Note 9, Employee Benefit Plans, for additional information relating to the Company's stock plans.

L. RECLASSIFICATION OF PRIOR FINANCIAL STATEMENTS. Certain reclassifications have been made to previous years' financial statements to conform to the 2003 presentation.

M. INCOME TAXES. The provisions for income taxes, income taxes payable and deferred income taxes are determined using the liability method. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured by applying enacted tax rates and laws to taxable years in which such differences are expected to reverse. A valuation allowance is provided when the Company determines that it is more likely than not that a portion of the deferred tax asset balance will not be realized.

N. ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS. In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," which elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements in this Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company has provided information regarding commitments and contingencies relating to guarantees in Note 11. There have been no material commitments and contingencies requiring recognition in the Consolidated Financial Statements since December 31, 2002.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS No. 146), which nullifies Emerging Issues Task Force (EITF) Issue No. 94-3 (EITF 94-3), "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost as defined in EITF 94-3 was recognized at the date of an entity's commitment to an exit plan. The provisions of SFAS No. 146 are effective and are being applied to all exit or disposal activities initiated since
December 31, 2002. These provisions affect the timing of the recognition of the Company's exit and disposal costs.

On July 1, 2002, we adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS No. 144). This standard supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" (SFAS No. 121), and replaces the accounting and reporting provisions of APB Opinion No. 30, "Reporting Results of Operations - Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," as it relates to the disposal of a segment of a business. SFAS No. 144 requires the use of a single accounting model for long-lived assets to be disposed of by sale, including discontinued operations, by requiring those long-lived assets to be measured at the lower of carrying amount or fair value less cost to sell. The impairment recognition and measurement provisions of SFAS No. 121 were retained for all long-lived assets to be held and used with the exception of goodwill. Accordingly, the Company periodically evaluates its long-lived assets for impairment by comparing the undiscounted cash flows to the carrying value of the related long-lived asset. If the undiscounted cash flows are less than the carrying value, the Company will write down the asset to its fair value.

O. NEW ACCOUNTING PRONOUNCEMENTS. In March 2003, the EITF published Issue No. 00-21 "Accounting for Revenue Arrangements with Multiple Deliverables" (EITF 00-21). EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it performs multiple revenue-generating activities and how to determine whether such an arrangement involving multiple deliverables contains more than one unit of accounting for purposes of revenue recognition. The guidance in this Issue is effective for revenue arrangements entered in fiscal periods beginning after June 15, 2003. Accordingly, the Company has adopted EITF 00-21 effective July 1, 2003. The Company does not expect EITF 00-21 to have a material impact on the Consolidated Financial Statements.

NOTE 2. OTHER INCOME, NET CONSISTS OF THE FOLLOWING:

Years ended June 30,                              2003       2002        2001
-----------------------------------------------------------------------------

Interest income on corporate funds           $(119,413) $(118,672)  $(163,918)
Interest expense                                21,838     21,164      14,260
Realized gains on available-for-sale
 securities                                    (34,491)   (22,657)    (15,023)
Realized losses on available-for-sale
 securities                                      4,937      6,203      92,617
                                             ---------  ---------   ---------
Total other income, net                      $(127,129) $(113,962)  $ (72,064)
                                             =========  =========   =========

Proceeds from the sale of available-for-sale securities were $4.0 billion, $4.2 billion and $3.1 billion for the years-ended June 30, 2003, 2002 and 2001, respectively.

In fiscal 1999, the Company divested its Brokerage front-office business to Bridge Information Systems, Inc. (Bridge), and received $90 million of Bridge convertible preferred stock as part of the proceeds. In fiscal 2001, Bridge filed for bankruptcy and the Company recorded a $90 million ($54 million net of tax) write-off of its investment.

NOTE 3. ACQUISITIONS

Assets acquired and liabilities assumed in business combinations were recorded on the Company's Consolidated Balance Sheets as of the respective acquisition dates based upon their estimated fair values at such dates. The results of operations of businesses acquired by the Company have been included in the Company's Statements of Consolidated Earnings since their respective dates of acquisition. The excess of the purchase price over the estimated fair values of the underlying assets acquired and liabilities assumed was allocated to goodwill. In certain circumstances, the allocations of the excess purchase price are based upon preliminary estimates and assumptions. Accordingly, the allocations are subject to revision when the Company receives final information, including appraisals and other analyses. Revisions to the fair values, which may be significant, will be recorded by the Company as further adjustments to the purchase price allocations.

On June 20, 2003, the Company acquired all of the outstanding common and preferred stock of ProBusiness Services, Inc. (ProBusiness) for $17 per common share and $26 per preferred share. The transaction was consummated in cash of approximately $517 million, net of cash acquired, of which $351 million was paid as of June 30, 2003. The remaining $166 million will be paid to former ProBusiness shareholders as they tender their shares. ProBusiness Services, Inc. is a leading provider of comprehensive payroll and human resource processing solutions to larger employers within the United States. The acquisition resulted in approximately $417 million of goodwill. Intangible assets acquired of approximately $79.8 million consist of software, customer contracts and lists and other intangible assets which are being amortized over an average life of 8 years.

The Company also acquired ten additional businesses in fiscal 2003 for approximately $118 million, net of cash acquired. These acquisitions resulted in approximately $90 million of goodwill. Intangible assets acquired of approximately $27.9 million consist of software, customer contracts and lists and other intangible assets which are being amortized over an average life of 5 years.

In addition to goodwill recognized in these transactions noted above, ADP made contingent payments totaling $28 million (including $12 million in common stock), relating to previously consummated acquisitions. As of June 30, 2003, the Company has contingent consideration remaining for all transactions of approximately $138 million, which is payable over the next three years, subject to the acquired entity's achievement of specified revenue, earnings and/or development targets.

The Company purchased several businesses in fiscal 2002 and 2001 in the amount of $232 million (including $12 million in common stock) and $75 million, respectively, net of cash acquired.

The acquisitions discussed above for fiscal 2003, 2002 and 2001 were not material to the Company's operations, financial position or cash flows.

NOTE 4. RECEIVABLES

Accounts receivable is net of an allowance for doubtful accounts of $55 million and $53 million at June 30, 2003 and 2002, respectively.

      The Company finances the sale of computer systems to certain of its clients. These finance receivables, most of which are due from automobile and truck dealerships, are reflected in the consolidated balance sheets as follows:

--------------------------------------------------------------------------------

June 30,                            2003                         2002
                          -----------------------       -----------------------
                           Current      Long-term        Current      Long-term
                          -----------------------       -----------------------
Receivables               $167,328       $209,177       $181,609      $227,422
Less:
  Allowance for
    doubtful accounts       (7,337)       (11,103)        (9,216)      (16,020)
  Unearned income          (20,563)       (17,720)       (23,100)      (18,633)
                          -----------------------       -----------------------
                          $139,428       $180,354       $149,293      $192,769
                          -----------------------       -----------------------
                          -----------------------       -----------------------
--------------------------------------------------------------------------------

      Unearned income from finance receivables represents the excess of gross receivables over the sales price of the computer systems financed. Unearned income is amortized using the effective interest method to maintain a constant rate of return on the net investment over the term of each contract.

 Long-term receivables at June 30, 2003 mature as follows:
--------------------------------------------------------------------------------

2005                                                   $107,176
2006                                                     61,061
2007                                                     30,708
2008                                                      9,842
2009                                                        298
Thereafter                                                   92
                                                       --------
                                                       $209,177
                                                       --------
                                                       --------
--------------------------------------------------------------------------------

NOTE 5. GOODWILL AND INTANGIBLE ASSETS, NET

Changes in goodwill for the year ended June 30, 2003 are as follows:

------------------------------------------------------------------------------------
                               Employer   Brokerage  Dealer
                               Services   Services   Services     Other     Total
                               --------   ---------  --------     -----     -----
Balance as of June 30, 2002  $  751,451   $348,960   $182,642  $ 92,601   $1,375,654

Additions                       472,234     21,704     29,013    11,619      534,570

Other                            (5,221)    (6,089)     2,434         -       (8,876)

Sale of businesses                 (110)         -          -      (537)        (647)

Cumulative translation
  adjustments                    68,774      2,200      1,045     8,411       80,430
                             -------------------------------------------------------
Balance as of June 30, 2003  $1,287,128   $366,775   $215,134  $112,094   $1,981,131
                             =======================================================
------------------------------------------------------------------------------------

No impairment losses were recognized during the year.



Components of intangible assets are as follows:

--------------------------------------------------------------------------------

June 30,                                              2003                 2002
                                               -----------          -----------
Intangibles
 Software licenses                             $   578,261          $   462,474
 Customer contracts and lists                      545,978              384,785
 Other                                             405,860              373,978
                                               -----------          -----------
                                                 1,530,099            1,221,237
                                               -----------          -----------
Less accumulated amortization                     (860,208)            (719,693)
                                               -----------          -----------
Intangible assets, net                         $   669,891          $   501,544
                                               ===========          ===========
--------------------------------------------------------------------------------

      Other intangibles consist primarily of purchased rights, covenants, patents and trademarks (acquired directly or through acquisitions). All of the intangible assets have finite lives and as such are subject to amortization. The weighted-average remaining useful life of the intangible assets is 11 years (2 years for software licenses, 15 years for customer contracts and lists and 14 years for other). Amortization of intangibles totaled $114 million for fiscal 2003, $115 million for 2002 and $103 million for 2001. Estimated amortization expenses of the Company's existing intangible assets for the next five years are as follows:

--------------------------------------------------------------------------------
2004                                                                   $122,675
2005                                                                   $103,026
2006                                                                   $ 73,177
2007                                                                   $ 56,196
2008                                                                   $ 48,599
--------------------------------------------------------------------------------

NOTE 6. SHORT-TERM FINANCING

In October 2002, the Company entered into a new $4.0 billion, unsecured revolving credit agreement with certain financial institutions, replacing an existing $4.0 billion credit agreement. The interest rate applicable to the borrowings is tied to LIBOR or prime rate depending on the notification provided to the syndicated financial institutions prior to borrowing. The Company is also required to pay a facility fee on the credit agreement. The primary uses of the credit facility are to provide liquidity to the unsecured commercial paper program and to fund normal business operations, if necessary. The Company has had no borrowings through June 30, 2003 under the credit agreement, which expires in October 2003.

In April 2002, the Company initiated a short-term commercial paper program providing for the issuance of up to $4.0 billion in aggregate maturity value of commercial paper at the Company's discretion. The Company's commercial paper program is rated A-l+ by Standard and Poor's and Prime 1 by Moody's. These ratings denote the highest quality investment grade securities. Maturities of commercial paper can range from overnight to 270 days. The Company uses the commercial paper issuances as a primary instrument to meet short-term funding requirements related to client funds obligations. At June 30, 2003 and 2002, there was no commercial paper outstanding. For the year ended June 30, 2003, the Company had average borrowings of $879 million at an effective weighted average interest rate of 1.5%. From the inception of the commercial paper program in April 2002 through the fiscal year ended June 30, 2002, the Company had average borrowings of $667 million at an effective weighted average interest rate of 1.8%.

The Company's short-term financing is sometimes obtained on a secured basis through the use of repurchase agreements, which are collateralized principally by U.S. government securities. These agreements generally have terms ranging from overnight up to ten days. At June 30, 2003 and 2002, there were no outstanding repurchase agreements. For the fiscal years ended June 30, 2003 and 2002, the Company had average outstanding borrowings of $6 million and $361 million, respectively, at an average interest rate of 3.0% and 2.6%, respectively.

NOTE 7. DEBT

Components of long-term debt are as follows:

--------------------------------------------------------------------------------

June 30,                                                  2003             2002
                                                     ---------        ---------
Zero coupon convertible subordinated
  notes (5.25% yield)                                $  39,661        $  45,614
Industrial revenue bonds
  (with variable interest rates from 1.25% to 1.53%)    36,500           36,474
Other                                                    9,338            8,685
                                                     ---------        ---------
                                                        85,499           90,773
Less current portion                                      (825)            (125)
                                                     ---------        ---------
                                                     $  84,674        $  90,648
                                                     ---------        ---------
                                                     ---------        ---------
--------------------------------------------------------------------------------

The zero coupon convertible subordinated notes have a face value of approximately $62 million at June 30, 2003 and mature February 20, 2012, unless converted or redeemed earlier. At June 30, 2003, the notes were convertible into approximately 1.6 million shares of the Company's common stock. The notes are callable at the option of the Company, and the holders of the notes can convert into common stock at any time or require redemption in fiscal 2007. During fiscal 2003 and 2002, approximately $18 million and $27 million face value of notes were converted, respectively. As of June 30, 2003 and 2002, the quoted market prices for the zero coupon notes were approximately $55 million and $90 million, respectively. The fair value of the other debt, included above, approximates its carrying value.

      Long-term debt repayments at June 30, 2003 are due as follows:

--------------------------------------------------------------------------------

2005                                                                   $    417
2006                                                                        157
2007                                                                        163
2008                                                                        854
2009                                                                     16,365
Thereafter                                                               66,718
                                                                       --------
                                                                       $ 84,674
                                                                       ========
--------------------------------------------------------------------------------
      Cash payments relating to interest were approximately $20 million in fiscal 2003, $18 million in fiscal 2002 and $10 million in fiscal 2001.

NOTE 8. FUNDS HELD FOR CLIENTS AND CLIENT FUNDS OBLIGATIONS

As part of its integrated payroll and payroll tax filing services, the Company impounds funds for federal, state and local employment taxes from approximately 364,000 clients; handles all regulatory payroll tax filings, correspondence, amendments, and penalty and interest disputes; remits the funds to the appropriate tax agencies; and handles other employer-related services. In addition to fees paid by clients for these services, the Company receives interest during the interval between the receipt and disbursement of these funds by investing the funds primarily in fixed-income instruments. The amount of collected but not yet remitted funds for the Company's payroll and tax filing and certain other services varies significantly during the year and averaged approximately $8.9 billion in fiscal 2003, $8.4 billion in fiscal 2002 and $8.2 billion in fiscal 2001.

NOTE 9. EMPLOYEE BENEFIT PLANS

A. STOCK PLANS. The Company has stock option plans which provide for the issuance, to eligible employees, of incentive and non-qualified stock options, which may expire as much as 10 years from the date of grant, at prices not less than the fair market value on the date of grant. At June 30, 2003, there were 11,293 participants in the plans. The aggregate purchase price for options outstanding at June 30, 2003 was approximately $2.5 billion. The options expire at various points between 2003 and 2013.

        A summary of changes in the stock option plans for the three years ended June 30, 2003, is as follows:

---------------------------------------------------------------------------------------------

                                       Number of Options               Weighted Average Price
                               ----------------------------------      ----------------------
Years ended June 30,            2003          2002           2001      2003     2002    2001
                               ----------------------------------      ----------------------
Options outstanding,
  beginning of year            50,843        47,496        46,694      $41      $37      $29
Options granted                15,867        12,325        10,740      $37      $49      $57
Options exercised              (2,588)       (6,481)       (7,956)     $19      $22      $18
Options canceled               (3,164)       (2,497)       (1,982)     $48      $47      $38
                               ----------------------------------
Options outstanding,
  end of year                  60,958        50,843        47,496      $41      $41      $37
                               ----------------------------------
Options exercisable,
  end of year                  27,617        21,626        19,929      $36      $31      $25
                               ----------------------------------
Shares available for
  future grants,
  end of year                   1,189        13,892         1,720
                               ----------------------------------
Shares reserved for
  issuance under
  stock option plans           62,147        64,735        49,216
                               ----------------------------------
                               ----------------------------------
---------------------------------------------------------------------------------------------

 Summarized information about stock options outstanding as of June 30, 2003 is as follows:

---------------------------------------------------------------------------------------------
                              Outstanding                                 Exercisable
---------------------------------------------------------------------------------------------
Exercise                   Number     Remaining      Weighted              Number   Weighted
Price                  of Options          Life       Average          of Options    Average
Range               (In thousands)    (In years)        Price       (In thousands)     Price
---------------------------------------------------------------------------------------------
Under $15                   2,012           1.0           $13               1,994        $13
$15 to $25                  5,451           3.0           $20               5,407        $20
$25 to $35                 13,523           7.6           $32               4,857        $29
$35 to $45                 18,840           7.3           $42               8,440        $41
$45 to $55                 15,309           8.1           $50               4,620        $51
Over $55                    5,823           7.2           $60               2,299        $60
---------------------------------------------------------------------------------------------

       The Company has stock purchase plans under which eligible employees have the ability to purchase shares of common stock at 85% of the lower of market value as of the date of purchase election or as of the end of the plans. Approximately 3.6 million and 2.2 million shares are scheduled for issuance on December 31, 2004 and 2003, respectively. Approximately 1.5 million and 2.3 million shares were issued during the years ended June 30, 2003 and 2002, respectively. At June 30, 2003 and 2002, there were approximately 0.6 million and 3.3 million shares, respectively, reserved for purchase under the plans. Included in liabilities as of June 30, 2003 and 2002 are employee stock purchase plan withholdings of approximately $87 million and $93 million, respectively.

    The Company has a restricted stock plan under which shares of common stock have been sold for nominal consideration to certain key employees. These shares are restricted as to transfer and in certain circumstances must be resold to the Company at the original purchase price. The restrictions lapse over periods of up to six years. During the years ended June 30, 2003, 2002 and 2001 the Company issued 221 thousand, 144 thousand and 173 thousand restricted shares, respectively.

B. PENSION PLANS. The Company has a defined benefit cash balance pension plan covering substantially all U.S. employees, under which employees are credited with a percentage of base pay plus interest. The plan interest credit rate will vary from year-to-year based on the ten-year U.S. Treasury rate. Employees are fully vested on completion of five years of service. The Company's policy is to make contributions within the range determined by generally accepted actuarial principles. In addition, the Company has various retirement plans for its non-U.S. employees and maintains a Supplemental Officer Retirement Plan ("SORP"). The SORP is a defined benefit plan pursuant to which the Company will pay supplemental pension benefits to certain key officers upon retirement based upon the officer's years of service and compensation.

     The plans' funded status as of June 30, 2003 and 2002 follows:

--------------------------------------------------------------------------------

June 30,                                                   2003            2002
                                                      ---------       ---------

Change in plan assets:
Fair value of plan assets at beginning of year        $ 444,500       $ 477,800
Actual return on plan assets                             20,400         (55,200)
Employer contributions                                   99,700          33,800
Benefits paid                                           (11,400)        (11,900)
                                                      ---------       ---------
Fair value of plan assets at end of year              $ 553,200       $ 444,500
                                                      ---------       ---------
                                                      ---------       ---------
Change in benefit obligation:
Benefit obligation at beginning of year               $ 484,600       $ 409,700
Service cost                                             25,600          17,400
Interest cost                                            31,200          29,100
Actuarial and other losses                               63,400          40,300
Benefits paid                                           (11,400)        (11,900)
                                                      ---------       ---------
Projected benefit obligation at end of year           $ 593,400       $ 484,600
                                                      ---------       ---------
                                                      ---------       ---------
Projected benefits in excess of plan assets           $ (40,200)      $ (40,100)
Unrecognized net actuarial loss due to
  different experience than assumed                     279,800         183,500
                                                      ---------       ---------
Prepaid pension cost                                  $ 239,600       $ 143,400
                                                      ---------       ---------
                                                      ---------       ---------
--------------------------------------------------------------------------------

The components of net pension expense were as follows:

--------------------------------------------------------------------------------

Years ended June 30,                         2003           2002           2001
                                         --------       --------       --------
Service cost - benefits earned
  during the period                      $ 25,600       $ 17,400       $ 31,400
Interest cost on projected benefits        31,200         29,100         23,600
Expected return on plan assets            (50,500)       (46,300)       (40,100)
Net amortization and deferral               1,100           (500)           200
                                         --------       --------       --------
                                         $  7,400       $   (300)      $ 15,100
                                         ========       ========       ========
--------------------------------------------------------------------------------

      Assumptions used to develop the actuarial present value of benefit obligations generally were:
--------------------------------------------------------------------------------
Years ended June 30,                           2003        2002
                                               ----        ----
Discount rate                                  5.75%       6.75%
Expected long-term rate on assets              7.25%       8.50%
Increase in compensation levels                 6.0%        6.0%
--------------------------------------------------------------------------------

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the Company's pension plans with accumulated benefit obligations in excess of plan assets were $67 million, $59 million and $19 million, respectively, as of June 30, 2003, and $69 million, $61 million and $26 million, respectively, as of June 30, 2002.

C. RETIREMENT AND SAVINGS PLAN. The Company has a 401(k) retirement and savings plan, which allows eligible employees to contribute up to 20% of their compensation annually and allows highly compensated employees to contribute up to 10% of their compensation annually. The Company matches a portion of employee contributions, which amounted to approximately $34 million, $35 million and $31 million for calendar years 2002, 2001 and 2000, respectively.

NOTE 10. INCOME TAXES

Earnings before income taxes shown below are based on the geographic location to which such earnings are attributable.

--------------------------------------------------------------------------------
Years ended June 30,                   2003              2002              2001
                                 ----------        ----------        ----------
Earnings before income taxes:
  US                             $1,474,915        $1,618,885        $1,375,220
  Non-US                            170,285           168,085           149,790
                                 ----------        ----------        ----------
                                 $1,645,200        $1,786,970        $1,525,010
--------------------------------------------------------------------------------

 The provision for income taxes consists of the following components:

--------------------------------------------------------------------------------
Years ended June 30,                   2003              2002              2001
                                  ---------         ---------         ---------
Current:
  Federal                         $ 496,920         $ 542,980         $ 439,745
  Non-U.S.                           84,180            67,380            77,435
  State                              61,725            67,160            53,660
                                  ---------         ---------         ---------
  Total current                     642,825           677,520           570,840

Deferred:
  Federal                               430             6,525            24,895
  Non-U.S.                          (16,350)              (20)           (3,743)
  State                                 145             2,175             8,298
                                  ---------         ---------         ---------
  Total deferred                    (15,775)            8,680            29,450
                                  ---------         ---------         ---------
  Total provision                 $ 627,050         $ 686,200         $ 600,290
                                  =========         =========         =========
--------------------------------------------------------------------------------

      A reconciliation between the Company's effective tax rate and the U.S. federal statutory rate is as follows:

--------------------------------------------------------------------------------------------------------
Years ended June 30,                       2003        %           2002        %           2001       %
                                      ------------------      ------------------      ------------------
Provision for taxes
  at U.S. statutory rate              $ 575,820     35.0      $ 625,415     35.0      $ 533,800     35.0
Increase (decrease)
  in provision from:

    State taxes, net
    of federal tax
    benefit                              40,215      2.4         45,070      2.5         40,270      2.6

    Other                                11,015      0.7         15,715      0.9         26,220      1.8
                                      ------------------     -------------------      ------------------
                                      $ 627,050     38.1     $  686,200     38.4      $ 600,290     39.4
                                      ------------------     -------------------      ------------------
                                      ------------------     -------------------      ------------------
--------------------------------------------------------------------------------------------------------

The significant components of deferred income tax assets and liabilities and their balance sheet classifications are as follows:

--------------------------------------------------------------------------------
June 30,                                                2003             2002
                                                    --------         --------
DEFERRED TAX ASSETS:
  Accrued expenses not currently deductible         $178,893         $135,604
  Net operating losses                                58,178           30,861
  Other                                               29,023           18,320
                                                    --------         --------
                                                     266,094          184,785
  Less: Valuation allowances                         (32,220)         (40,140)
                                                    --------         --------
  Deferred tax assets - net                         $233,874         $144,645

--------------------------------------------------------------------------------

DEFERRED TAX LIABILITIES:
  Unrealized investment gains                      $ 142,102         $ 83,512
  Accrued retirement benefits                         90,730           81,883
  Depreciation and amortization                      188,943          164,160
  Other                                               49,244           50,660
                                                   ---------         --------
  Deferred tax liabilities                         $ 471,019         $380,215
                                                   ---------         --------

NET DEFERRED TAX LIABILITIES                       $ 237,145         $235,570
                                                   ---------         --------
--------------------------------------------------------------------------------

There are $83.7 million and $2.1 million net current deferred tax assets included in other current assets in the balance sheet at June 30, 2003 and June 30, 2002, respectively.

Income taxes have not been provided on undistributed earnings of foreign subsidiaries as the Company considers such earnings to be permanently reinvested as of June 30, 2003 and June 30, 2002.

The Company has estimated domestic and foreign net operating loss carry forwards of approximately $103.2 million and $66.9 million, respectively, at June 30, 2003 and approximately $0 and $85.2 million, respectively, at June 30, 2002.

The Company has recorded valuation allowances of $32.2 million and $40.1 million at June 30, 2003 and June 30, 2002, respectively, to reflect the estimated amount of foreign deferred tax assets that may not be realized. A portion of the valuation allowances in the amounts of approximately $11.6 million and $17.7 million at June 30, 2003 and June 30, 2002, respectively, relate to net deferred tax assets which were recorded in purchase accounting. The recognition of such amounts in future years will be allocated to reduce the excess purchase price over the net assets acquired.

Income tax payments were approximately $686 million in 2003, $518 million in 2002 and $437 million in 2001.

NOTE 11. CONTRACTUAL COMMITMENTS, CONTINGENCIES AND OFF-BALANCE SHEET
ARRANGEMENTS

The Company has obligations under various facilities and equipment leases and software license agreements. Total expense under these agreements was approximately $319 million in 2003, $272 million in 2002 and $269 million in 2001, with minimum commitments at June 30, 2003 as follows:

--------------------------------------------------------------------------------
Years ending June 30,

2004                                                                    296,258
2005                                                                    226,301
2006                                                                    139,741
2007                                                                     95,010
2008                                                                     73,288
Thereafter                                                               99,057
                                                                       --------
                                                                       $929,655
                                                                       ========
--------------------------------------------------------------------------------
      In addition to fixed rentals, certain leases require payment of maintenance and real estate taxes and contain escalation provisions based on future adjustments in price indices.

As of June 30, 2003, the Company has purchase commitments of approximately $66 million relating to software and equipment maintenance contracts, of which $40 million relates to fiscal 2004 and the remaining $26 million relates to fiscal years 2005 through 2009.

      The Company is subject to various claims and litigation in the normal course of business. The Company does not believe that the resolution of these matters will have a material impact on the consolidated financial statements.

      It is not our business practice to enter into off-balance sheet arrangements. However, in the normal course of business, the Company does enter into contracts in which it makes representations and warranties that guarantee the performance of the Company's products and services as well as other indemnifications entered into in the normal course of business. Historically, there have been no material losses related to such guarantees and indemnifications.

NOTE 12.  ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Comprehensive income is a measure of income which includes both net income and other comprehensive income (loss). Other comprehensive income
(loss) results from items deferred on the balance sheet in shareholders' equity. Other comprehensive income (loss) was $277 million, $115 million and ($4) million in 2003, 2002 and 2001, respectively. The accumulated balances for each component of other comprehensive income (loss) are as follows:

June 30,                                             2003              2002             2001
                                                 --------         ---------        ---------
Currency translation adjustments                 $(69,535)        $(243,581)       $(317,085)
Unrealized gain on
 available-for-sale securities, net of tax        233,830           125,268           84,121
Minimum pension liability adjustment, net of tax   (5,476)                -                -
                                                 --------         ---------        ---------
Accumulated other comprehensive
 income (loss)                                   $158,819         $(118,313)       $(232,964)
                                                 ========         =========        =========

NOTE 13. FINANCIAL DATA BY SEGMENT

Employer Services, Brokerage Services and Dealer Services are the Company's largest business units. ADP evaluates performance of its business units based on operating results before interest on corporate funds, foreign currency gains and losses, and income taxes. Certain revenues and expenses are charged to business units at a standard rate for management and motivation reasons. Other costs are recorded based on management responsibility. Prior years' business unit revenues and earnings before income taxes have been adjusted to reflect updated fiscal year 2003 budgeted foreign exchange rates. Business unit assets include funds held for clients but exclude corporate cash, marketable securities and goodwill. "Other" consists primarily of Claims Services, miscellaneous processing services and corporate. Reconciling items for revenues and earnings before income taxes include foreign exchange differences between the actual foreign exchange rates and the fiscal year 2003 budgeted foreign exchange rates and the adjustment for the difference between actual interest income earned on invested funds held for clients and interest credited to Employer Services at a standard rate of 6%. The business unit results also include an internal cost of capital charge related to the funding of acquisitions and other investments. This charge is eliminated in consolidation and as such represents a reconciling item to earnings before income taxes.

----------------------------------------------------------------------------------------------------------------
                                    Employer    Brokerage         Dealer                  Reconciling
(In millions)                       Services     Services       Services         Other          Items       Total
                                    --------    ---------       --------       -------    -----------     -------
Year ended June 30, 2003
Revenues                             $ 4,401      $ 1,593       $    788       $   420     $    (55)      $ 7,147
Earnings before income taxes         $ 1,193      $   230       $    132       $   143     $    (53)      $ 1,645
Assets                               $13,278      $   556       $    351       $ 5,649            -       $19,834
Capital expenditures                 $    66      $    24       $     26       $    18            -       $   134
Depreciation and amortization        $   193      $    95       $     50       $    46     $   (109)      $   275
                                     -------      -------       --------       -------     --------       -------
Year ended June 30, 2002
                                     -------      -------       --------       -------     --------       -------
Revenues                             $ 4,180      $ 1,758       $    706       $   425     $    (65)      $ 7,004
Earnings before income taxes         $ 1,110      $   354       $    116       $   157     $     50       $ 1,787
Assets                               $12,244      $   566       $    181       $ 5,286            -       $18,277
Capital expenditures                 $    71      $    33       $     21       $    21            -       $   146
Depreciation and amortization        $   208      $   108       $     40       $    45     $   (122)      $   279
                                     -------      -------       --------       -------     --------       -------
Year ended June 30, 2001
                                     -------      -------       --------       -------     --------       -------
Revenues                             $ 3,964      $ 1,742       $    683       $   412     $     53       $ 6,854
Earnings before income taxes         $   937      $   332       $     99       $    60     $     97       $ 1,525
Assets                               $12,320      $   523       $    183       $ 4,863            -       $17,889
Capital expenditures                 $   106      $    33       $     23       $    23            -       $   185
Depreciation and amortization        $   196      $   109       $     38       $    42     $    (64)      $   321
                                     -------      -------       --------       -------     --------       -------

----------------------------------------------------------------------------------------------------------------

Revenues and assets by geographic area are as follows:

--------------------------------------------------------------------------------
                             United
(In millions)                States       Europe      Canada     Other    Total
                             -------      ------      ------    ------  -------
Year ended June 30, 2003
Revenues                     $ 6,016      $  775      $  292    $   64  $ 7,147
Assets                       $16,841      $1,476      $1,391    $  126  $19,834

Year ended June 30, 2002

Revenues                     $ 5,978      $  673      $  270    $   83  $ 7,004
Assets                       $16,055      $1,214      $  843    $  165  $18,277

Year ended June 30, 2001

Revenues                     $ 5,827      $  641      $  279    $  107  $ 6,854
Assets                       $15,799      $1,055      $  910    $  125  $17,889

--------------------------------------------------------------------------------

NOTE 14. QUARTERLY FINANCIAL RESULTS (UNAUDITED)
Summarized quarterly results of operations for the two years ended June 30, 2003 are as follows:

------------------------------------------------------------------------------------------

                                     First          Second           Third          Fourth
                                   Quarter         Quarter         Quarter         Quarter
                                ----------      ----------      ----------      ----------
Year ended June 30, 2003
Revenues                        $1,646,685      $1,682,995      $1,905,778      $1,911,559
Net earnings                    $  210,400      $  261,690      $  329,390      $  216,670
Basic earnings per share        $      .35      $      .44      $      .55      $      .36
Diluted earnings per share      $      .34      $      .43      $      .54      $      .36
                                ----------      ----------      ----------      ----------

Year ended June 30, 2002

Revenues                        $1,607,883      $1,681,028      $1,870,036      $1,845,316
Net earnings                    $  196,600      $  264,600      $  352,260      $  287,310
Basic earnings per share        $      .32      $      .43      $      .57      $      .47
Diluted earnings per share      $      .31      $      .42      $      .56      $      .46
                                ----------      ----------      ----------      ----------
------------------------------------------------------------------------------------------

REPORT OF MANAGEMENT

     Management is responsible for the preparation of the accompanying financial statements. The financial statements, which include amounts based on the application of business judgments, have been prepared in conformity with generally accepted accounting principles. Deloitte & Touche LLP, independent certified public accountants, has audited our consolidated financial statements as described in their report.

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


                                            /s/ Arthur F. Weinbach
                                            Arthur F. Weinbach
                                            Chairman and Chief Executive
                                            Officer

                                            /s/ Karen E. Dykstra
                                            Karen E. Dykstra
                                            Chief Financial Officer


                                            Roseland, New Jersey
                                            July 28, 2003

INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders
Automatic Data Processing, Inc.
Roseland, New Jersey


     We have audited the accompanying consolidated balance sheets of Automatic Data Processing, Inc. and subsidiaries (the "Company") as of June 30, 2003 and 2002, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Automatic Data Processing, Inc. and subsidiaries as of June 30, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, on July 1, 2001, the Company adopted the non-amortization provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

/s/ Deloitte & Touche LLP

New York, New York
July 28, 2003