Form 10-K, Exhibit 13
AUTOMATIC DATA PROCESSING INC
filed 2004-08-30
CIK 8670

Selected Financial Data

(In thousands, except per share amounts)
Years ended June 30,                 2004         2003         2002           2001         2000
-----------------------------------------------------------------------------------------------

Total revenues                $ 7,754,942  $ 7,147,017  $ 7,004,263    $ 6,853,652  $ 6,168,432


Earnings before income taxes  $ 1,494,530  $ 1,645,200  $ 1,786,970    $ 1,525,010  $ 1,289,600


Net earnings                  $   935,570  $ 1,018,150  $ 1,100,770    $   924,720  $   840,800

Pro forma net earnings*                                                $   971,680  $   881,890
-----------------------------------------------------------------------------------------------

Basic earnings per share      $      1.58  $      1.70  $      1.78    $      1.47  $      1.34

Diluted earnings per share    $      1.56  $      1.68  $      1.75    $      1.44  $      1.31

Pro forma basic earnings per
  share*                                                               $      1.54  $      1.41

Pro forma diluted earnings
  per share*                                                           $      1.51  $      1.37

Basic average shares
 outstanding                      591,697      600,071      618,857        629,035      626,766

Diluted average shares
 outstanding                      598,749      605,917      630,579        645,989      646,098


Cash dividends per share      $     .5400  $     .4750  $     .4475    $     .3950  $     .3388


Return on equity                    17.3%        19.4%        22.4%           19.9%        19.7%
------------------------------------------------------------------------------------------------


At year end:

Cash, cash equivalents and
  marketable securities       $ 2,092,576  $ 2,344,343  $ 2,749,583    $ 2,596,964  $ 2,452,549

Working capital               $   993,165  $ 1,676,718  $ 1,406,155    $ 1,747,187  $ 1,767,784

Total assets before funds
 held for clients             $ 8,217,027  $ 8,025,922  $ 7,051,251    $ 6,549,980  $ 6,429,927

Total assets                  $21,120,559  $19,833,671  $18,276,522    $17,889,090  $16,850,816

Long-term debt                $    76,200  $    84,674  $    90,648    $   110,227  $   132,017

Stockholders' equity          $ 5,417,670  $ 5,371,473  $ 5,114,205    $ 4,700,997  $ 4,582,818
-----------------------------------------------------------------------------------------------


*Pro forma net earnings and earnings per share reflect the impact relating to the July 1, 2001 adoption of Statement of Financial Accounting Standards No. 142, which eliminated goodwill amortization.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Description of the Company and Business Segments


Automatic Data Processing, Inc. ("ADP" or the "Company") provides technology-based outsourcing solutions to employers, the brokerage and financial services community and vehicle retailers and their manufacturers. The Company's major business segments are: Employer Services, Brokerage Services and Dealer Services. A brief description of each segment's operations is provided below.

Employer Services

Employer Services offers a comprehensive range of payroll processing, human resource ("HR") and benefit administration products and services, including traditional and Web-based outsourcing solutions, that assist over 478,000 employers in the United States, Canada, Europe, South America (primarily Brazil), Australia and Asia to staff, manage, pay and retain their employees. Employer Services categorizes its services between traditional payroll and payroll tax, and "beyond payroll." The traditional payroll and payroll tax business represents the Company's core payroll processing and payroll tax filing business. The "beyond payroll" business represents the products that extend beyond the traditional payroll and payroll tax filing services, such as the Professional Employer Organization (PEO) business, TotalPay, Time and Labor Management, and benefit and retirement administration. Within Employer Services, the Company collects client funds and remits such funds to tax authorities for payroll tax filing and payment services and to employees of payroll services clients.

Brokerage Services

Brokerage Services provides transaction processing services, desktop productivity applications and investor communications services to the financial services industry worldwide. Brokerage Services' products and services include:
(i) global order entry, trade processing and settlement systems that enable firms to trade virtually any financial instrument, in any market, at any time;
(ii) full-service investor communications services including: electronic delivery and Web solutions; workflow services; financial, offset, and on-demand printing; proxy distribution and vote processing; householding; regulatory mailings; fulfillment; and customized communications; (iii) automated, browser-based desktop productivity tools for financial consultants and back-office personnel; and (iv) integrated delivery of multiple products and services through ADP's Global Processing Solution.

Dealer Services

Dealer Services provides integrated dealer management computer systems (such a system is also known in the industry as a "DMS") and other business performance solutions to automotive retailers and their manufacturers throughout North America and Europe. More than 17,000 automobile, heavy truck and powersports (i.e., motorcycle, marine and recreational) vehicle retailers use our DMS, networking solutions, data integration, consulting and/or marketing services.

Executive Overview

Consolidated revenues in fiscal 2004 grew 9% to $7.8 billion, compared to $7.1 billion in fiscal 2003. Earnings before income taxes and net earnings declined 9% and 8%, respectively. Diluted earnings per share of $1.56 declined 7% from $1.68 per share in fiscal 2003 on fewer shares outstanding. During fiscal 2004, we acquired approximately 15.8 million of our shares for treasury for approximately $649 million. Operating cash flows were $1.4 billion for the year as compared to $1.6 billion in fiscal 2003, and cash and marketable securities were $2.1 billion at June 30, 2004.

We concluded fiscal 2004 in line with our expectations. Employer Services' revenues grew 10% for the full year. There was positive momentum in new business sales during the second half of fiscal 2004 which resulted in 6% sales growth for the full year. The number of employees on our clients' payrolls in our Majors Market in the United States, "pays per control," grew 0.4% for the full year. Average client fund balances were strong with 24% growth for the year, half of which was contributed by last year's acquisition of ProBusiness Services, Inc. Brokerage Services' revenues grew 3% for the year. Our full year results in Brokerage Services were helped by 15% growth in investor communications pieces delivered, reflecting more holders of equities and incremental activity from the recent mutual fund regulatory activity. Dealer Services' revenues grew 9% for the full year supported by strong sales growth of 13% for the year.

In fiscal 2004, we spent about $170 million on what we have described as "incremental investments." This incremental spending was targeted at revenue growth opportunities as well as costs to scale back or exit lower growth areas. These expenses consisted primarily of $45 million of employer of choice initiatives (mostly associate compensation), $35 million of expenses relating to our salesforce (mostly additional salesforce, training, sales meetings and marketing expenses), $30 million of severance and facility exit costs, and expenses relating to maintaining our products and services. On an ongoing basis we expect that these expenses will continue at $180 million on a full year basis.

Our outlook for fiscal 2005 is positive. We are beginning to see the benefit of our investments in our associates, products and services and our salesforce. Our associate retention is good at almost 90% retention worldwide. Client retention is excellent across all businesses and especially in Dealer Services and Employer Services. In Employer Services, we improved retention almost one percentage point in fiscal 2004 compared to record levels a year ago. We are gaining momentum in sales, particularly in Employer Services and Dealer Services where, in both businesses, we finished fiscal 2004 strong and have double-digit sales growth expectations for fiscal 2005.

Our fiscal 2005 guidance is for mid-single digit revenue growth and double-digit earnings per share growth. The forecast is based on current economic conditions. We are assuming no further improvement in "pays per control," and a 3% increase in investor communications pieces delivered with lower mutual fund mailings related to regulatory activity. At the end of fiscal 2004, we reached an agreement to acquire the U.S. Clearing and BrokerDealer Services divisions of Bank of America Corporation, which provide third-party clearing operations. We anticipate closing this acquisition before the end of the calendar year with about $.01 dilution in fiscal 2005.

Although we are forecasting double-digit earnings per share growth for fiscal 2005, we expect to start the year slower with lower growth early in the year. We expect earnings growth to accelerate throughout the year as we anticipate more favorable interest rate comparisons and we anniversary investment spending levels that increased throughout fiscal 2004.


Results of Operations
Analysis of Consolidated Operations

(In millions, except per share amounts)


                           Years ended June 30,               Change
                         -----------------------       --------------------
                           2004     2003    2002       2004     2003   2002
                           ----     ----    ----       ----     ----   ----
Total revenues           $7,755   $7,147  $7,004         9%       2%     2%
                         -----------------------       --------------------
Total expenses           $6,260   $5,502  $5,217        14%       5%   (2)%
                         -----------------------       --------------------
Earnings before income
 taxes                   $1,495   $1,645  $1,787       (9)%     (8)%    17%
Margin                     19.3%    23.0%   25.5%
                         -----------------------       --------------------
Provision for income
 taxes                   $  559   $  627  $  686      (11)%     (9)%    14%
Effective tax rate         37.4%    38.1%   38.4%
                         -----------------------       --------------------
Net earnings             $  936   $1,018  $1,101       (8)%     (8)%    19%
Diluted earnings per
 share                   $ 1.56   $ 1.68  $ 1.75       (7)%     (4)%    22%
                         -----------------------       --------------------


Fiscal 2004 Compared to Fiscal 2003

Revenues

Our consolidated revenues for the year ended June 30, 2004 grew 9% to $7.8 billion primarily due to increases in Employer Services of 10% to $4.8 billion, Dealer Services of 9% to $890 million and Brokerage Services of 3% to $1.7 billion. Our consolidated revenues, excluding the impact of acquisitions and divestitures, grew 6% in the fiscal year ending June 30, 2004 as compared with the prior year. Revenue growth for the fiscal year was also favorably impacted by $144 million, or 2%, due to fluctuations in foreign currency exchange rates.

Our fiscal 2004 consolidated revenues include interest on funds held for clients of $355 million, as compared to $369 million in fiscal 2003. The decrease in the consolidated interest earned on funds held for clients resulted from the decrease in interest rates in the current year, offset by the increase of 24% in our average client fund balances to $11.1 billion. The difference between the 4.5% standard rate allocation in Employer Services and the actual interest earned is a reconciling item that eliminates in consolidation and reduces revenues by $140 million in fiscal 2004 and $41 million in fiscal 2003.

Expenses

Our consolidated expenses for fiscal 2004 increased by $759 million, from $5.5 billion to $6.3 billion. The increase in our consolidated expenses is primarily due to our increase in revenues, including the additional expenses related to acquisitions, and expenses relating to our incremental investments of $170 million. The incremental investments were targeted at revenue growth opportunities as well as costs to scale back or exit lower growth areas. These expenses consisted primarily of $45 million of employer of choice initiatives (mostly associate compensation), $35 million of expenses relating to our salesforce (mostly additional salesforce, training, sales meetings and marketing expenses), $30 million of severance and facility exit costs, and expenses relating to maintaining our products and services. In addition, consolidated expenses increased by $115 million, or 2%, due to fluctuations in foreign currency exchange rates. Operating expenses increased by $429 million, or 14%, primarily due to the increase in consolidated revenues. Selling, general and administrative expenses increased by $145 million to $1.9 billion primarily due to the additional compensation expenses incurred relating to our employer of choice initiatives and the additional salesforce added during fiscal 2004. Systems development and programming costs increased by $82 million to $581 million due to continued investments in sustaining our products, primarily in our Employer Services business, and the maintenance of our existing technology throughout all of our businesses. Depreciation and amortization expenses increased by $32 million to $307 million due to an increase in amortization of intangible assets primarily from the increase in software licenses acquired with our fiscal 2004 and fiscal 2003 acquisitions. In addition, other income, net, decreased $71 million due to a decline in interest income on corporate funds of $39 million resulting from lower investment yields and the net realized losses of $8 million in fiscal 2004 as compared to the net realized gains of $30 million in fiscal 2003 on our available-for-sale securities.

Earnings Before Income Taxes

Earnings before income taxes decreased by $151 million, or 9%, to $1.5 billion for the fiscal year primarily due to the investment spending relating to our employer of choice initiatives, investments in our salesforce and costs to maintain our products and services, which impacted all of our business segments, the integration of certain fiscal 2003 acquisitions, and a decrease in investment income on client fund balances and corporate funds of $90 million, primarily due to the lower interest rates during fiscal 2004.

Provision for Income Taxes

Our effective tax rate for fiscal 2004 was 37.4% as compared to 38.1% for fiscal 2003. The decrease is attributable to a favorable mix in income among tax jurisdictions and favorable settlements of state income tax examinations.

Net Earnings

Fiscal 2004 net earnings decreased 8% to $936 million from $1.0 billion and the related diluted earnings per share decreased 7% to $1.56. The decrease in net earnings reflects the decrease in earnings before income taxes, slightly offset by a lower effective tax rate. The decrease in diluted earnings per share reflects the decrease in net earnings, partially offset by fewer shares outstanding due to the repurchase of approximately 15.8 million shares for approximately $649 million in fiscal 2004, and approximately 27.4 million shares for approximately $939 million in fiscal 2003.

Fiscal 2003 Compared to Fiscal 2002

Revenues

Our consolidated revenues grew 2% to $7.1 billion in fiscal 2003, primarily due to an increase in Employer Services of 5% to $4.4 billion and an increase in Dealer Services of 11% to $813 million. These increases were offset by a decrease in our Brokerage Services business of 9%, or $167 million. Our revenue growth was impacted primarily by continued weak economic conditions impacting our Employer Services and Brokerage Services businesses and our interest income. Revenue growth for the fiscal year was also favorably impacted by $111 million, or 2%, due to fluctuations in foreign currency exchange rates.

Our fiscal 2003 consolidated revenues include interest on funds held for clients of $369 million, as compared to $431 million in fiscal 2002. The decrease in the consolidated interest earned on funds held for clients resulted from the decrease in interest rates in fiscal 2003, offset by the increase of 7% in our average client fund balances to $8.9 billion. The difference between the 4.5% standard rate allocation in Employer Services and the actual interest earned is a reconciling item that eliminates in consolidation and reduces revenues by $41 million in fiscal 2003 and increases revenues by $50 million in fiscal 2002.

Expenses

Selling, general and administrative expenses grew 9% to $1.8 billion and include approximately $60 million of restructuring charges relating to exiting of certain businesses and cost reduction efforts in certain slow growth businesses, most of which occurred in the fourth quarter of fiscal 2003. The restructuring was primarily severance costs, including charges to exit our medical claims business within Claims Services and a small payroll business servicing primarily government agencies, separate from our core payroll business, in the United Kingdom. Operating expenses increased 4% to $3.1 billion, primarily driven by revenue growth in Employer Services and Dealer Services. Systems development and programming costs increased 5% to $499 million due to continued investment in sustaining our products, primarily in our Employer Services business, and the maintenance of our existing technology throughout all of our businesses. Depreciation and amortization expense decreased 2% to $275 million due to a decrease in capital expenditures of approximately $12 million in fiscal 2003 and $40 million in fiscal 2002. Other income for the year increased to $127 million, or 12%, from the prior year due to an increase in our net realized gains associated with our investment portfolio of $13.1 million. In addition, consolidated expenses increased by $97 million, or 2%, due to fluctuations in foreign currency exchange rates.


Earnings Before Incomes Taxes

Earnings before income taxes in fiscal 2003 decreased 8% to $1.6 billion as total expenses grew at a faster rate than revenues. This decrease primarily reflects the 35% decrease in earnings before income taxes in Brokerage Services. While we focused on cost containment initiatives throughout the fiscal years ended June 30, 2002 and 2003 to bring our expense structure in line with our slower revenue growth, our Brokerage Services' cost reductions did not offset the 9% decline in revenues in this business.

Provision for Income Taxes

Our effective tax rate for fiscal 2003 was 38.1%, a decrease of 0.3% from fiscal 2002. The decrease is attributable to a favorable mix in income among tax jurisdictions.

Net Earnings

Fiscal 2003 net earnings decreased 8% to $1.0 billion and the related diluted earnings per share decreased 4% to $1.68. The decrease in net earnings primarily reflects the decrease in earnings before income taxes, slightly offset by a lower effective tax rate. The decrease in diluted earnings per share reflects the decrease in net earnings, partially offset by fewer shares outstanding due to the repurchase of approximately 27.4 million shares for approximately $939 million during fiscal 2003 and approximately 17.4 million shares for approximately $875 million during fiscal 2002 and the lower impact of stock options on dilution during fiscal 2003.

Analysis of Business Segments

Revenues

                           Years ended June 30,                Change
                      ----------------------------   --------------------------
(In millions)           2004       2003       2002     2004      2003      2002
                      ----------------------------   --------------------------

Employer Services     $4,809     $4,390     $4,176      10%        5%       6%
Brokerage Services     1,665      1,610      1,777       3        (9)       1
Dealer Services          890        813        732       9        11        3
Other                    476        462        464       3         -        5
Reconciling items:
  Foreign exchange        55        (87)      (195)      -         -        -
  Client fund interest  (140)       (41)        50       -         -        -
                      ----------------------------   --------------------------
Total revenues        $7,755     $7,147     $7,004       9%        2%       2%
                      ============================   ==========================


Earnings Before Income Taxes

                           Years ended June 30,                Change
                          -----------------------    --------------------------
(In millions)               2004     2003    2002      2004      2003     2002
                            ----     ----    ----      ----      ----     ----
Employer Services           $993   $1,070    $995       (7)%       8%      21%
Brokerage Services           245      232     358        5       (35)       6
Dealer Services              144      137     120        6        14       15
Other                        112      153     169      (27)      (11)     145
Reconciling items:
 Foreign exchange              7      (15)    (27)       -         -        -
 Client fund interest       (140)     (41)     50        -         -        -
 Cost of capital charge      134      109     122        -         -        -
                          -----------------------    --------------------------
Total earnings before
 income taxes             $1,495   $1,645  $1,787       (9)%      (8)%     17%
                          =======================    ==========================


Major Business Units

Certain revenues and expenses are charged to the business units at a standard rate for management reasons. Other costs are recorded based on management responsibility. As a result, various income and expense items, including certain non-recurring gains and losses, are recorded at the corporate level.

The fiscal 2003 and 2002 business unit revenues and earnings before income taxes have been adjusted to reflect updated fiscal year 2004 budgeted foreign exchange rates. This adjustment is made for management purposes so that the business unit revenues are presented on a consistent basis without the impact of fluctuations in foreign currency exchange rates. This adjustment is eliminated in consolidation and as such represents a reconciling item to revenues and earnings before income taxes.

In addition, Employer Services' fiscal 2003 and 2002 revenues and earnings before income taxes were adjusted to include interest income earned on funds held for clients at a standard rate of 4.5%. Prior to fiscal 2004, Employer Services was credited with interest earned on client funds at 6.0%. Given the decline in interest rates over recent years, the standard rate has been changed to 4.5%. This adjustment is made for management reasons so that the interest earned on client funds at Employer Services is presented on a consistent basis without the impact of fluctuations in interest rates. This adjustment is eliminated in consolidation and as such represents a reconciling item to revenues and earnings before income taxes.

The business unit results also include a cost of capital charge related to the funding of acquisitions and other investments. This charge is eliminated in consolidation and as such represents a reconciling item to earnings before income taxes.

Employer Services

Fiscal 2004 Compared to Fiscal 2003

Revenues

Employer Services' revenues increased 10% in fiscal 2004 primarily due to revenues from fiscal 2003 acquisitions, strong client retention, new business sales, price increases and interest earned on client fund balances. Internal revenue growth, which represents revenue growth excluding the impact of acquisitions and divestitures, was approximately 5% for the fiscal year. Our client retention in the United States continues to be excellent, improving almost one percentage point from record retention levels in fiscal 2003. New business sales, which represent the annualized recurring revenues anticipated from sales orders to new and existing clients, increased 6% to approximately $750 million in fiscal 2004. Interest income is credited to Employer Services at a standard rate of 4.5%. The average client funds balance was $11.1 billion during fiscal 2004, representing an increase of 24%, of which about one-half was related to the June 2003 acquisition of ProBusiness Services, Inc. Revenues from our "beyond payroll" products continued to grow at a faster rate than the traditional payroll and payroll tax revenues. Our Professional Employer Organization (PEO) revenues grew 28% to $467 million primarily due to 10% growth in the number of PEO worksite employees and additional pass-through benefit and workers' compensation costs. In addition, "beyond payroll" revenues increased due to increased number of clients utilizing services, such as Time and Labor Management and TotalPay Services.

Earnings Before Income Taxes

Earnings before income taxes in Employer Services decreased 7% for the fiscal year due primarily to our investment spending relating to our employer of choice initiatives, investments in our salesforce and costs to maintain our products and services totaling approximately $138 million. In addition, earnings before income taxes declined approximately 3% as a result of the integration of certain fiscal 2003 acquisitions. These decreases were offset by the increase in earnings before income taxes of approximately 9% as a result of revenue growth and operating efficiencies.

Fiscal 2003 Compared to Fiscal 2002

Revenues

Employer Services' revenues grew 5% in fiscal 2003 when compared to fiscal 2002. Despite the negative impacts of the weak economy in fiscal 2003, Employer Services grew primarily due to the increases in our U.S. payroll and payroll tax businesses, as well as strong growth in our "beyond payroll" products, including our PEO business. Internal revenue growth was approximately 5% for the fiscal year. Client retention improved 1% from the prior year; however, pays per control decreased 1% for the year. New business sales, which represent the annualized recurring revenues anticipated from sales orders to new and existing clients, decreased 2% to approximately $710 million in fiscal 2003. Interest income is credited to Employer Services at a standard rate of 4.5%. The average client funds balance was $8.9 billion during fiscal 2003, representing an increase of 7%. Our "beyond payroll" revenues increased due to the growth in our PEO revenues of 37% to $366 million primarily due to the 13% growth in the number of PEO worksite employees and additional pass-through benefit and workers' compensation costs.

Earnings Before Income Taxes

Earnings before income taxes grew 8% as a result of the 5% increase in revenues and our cost containment efforts of reducing headcount to properly align our cost structure with our existing businesses, which contributed approximately 3% to the increase.

On June 20, 2003, we acquired all of the outstanding shares of ProBusiness Services, Inc. for cash of approximately $517 million, net of cash acquired.

Brokerage Services

Fiscal 2004 Compared to Fiscal 2003

Revenues

Brokerage Services' revenues increased 3% for fiscal 2004 when compared to fiscal 2003 primarily due to an increase in certain investor communications activity offset by continued industry consolidations which reduced our trade processing revenues. Revenues from investor communications increased by $83 million, or 7%, to $1.2 billion primarily due to increases in the volume of our proxy and interim communications services, as well as our distribution services for confirmations, statements, and pre- and post-sale mutual fund documents. Our proxy and interim communication pieces delivered increased 15%, from 755 million to 865 million, stemming from more holders of equities and incremental activity from recent mutual fund industry regulatory activity. Stock record growth, which is a measure of how many stockholders own a security compared with the prior year and a key factor in the number of pieces delivered, increased 4% in fiscal 2004 as compared to a 1% decline in fiscal 2003. Our distribution services' revenue increased $35 million primarily due to the increase in the amount of pre- and post-sale mutual fund pieces delivered. Our back-office trade processing revenues declined by $12 million to $343 million primarily due to an 11% decline in the average revenue per trade. The average revenue per trade was primarily impacted by industry consolidations, our client mix, and volume processed under tier pricing agreements. The decline in the average revenue per trade was partially offset by an increase in average trades per day of 6%, from 1.32 million to 1.39 million, primarily due to net new business sales and internal growth.

Earnings Before Income Taxes

Earnings before income taxes increased 5% primarily due to our cost containment efforts in our underperforming businesses and increased revenues in our investor communications activities. Our ability to eliminate unprofitable business lines and properly align our cost structure with the slower growth levels of our underperforming businesses contributed approximately $19 million to earnings before income taxes. These increases were offset by the decline in earnings before income taxes from our trade processing services, primarily due to industry consolidations. In addition, our earnings before income taxes were negatively impacted by our incremental investments in our products and services and employer of choice initiatives that totaled approximately $14 million during the fiscal year.

Fiscal 2003 Compared to Fiscal 2002

Revenues

Brokerage Services' revenues declined 9% in fiscal 2003 when compared to fiscal 2002 primarily due to continued industry consolidations that reduced our trade processing revenues and a decrease in certain investor communications activity. Trade processing revenues declined by $93 million to $356 million due to a 13% decline in trades per day from 1.51 million in fiscal 2002 to 1.32 million in fiscal 2003. Revenues per trade also declined by 12% due primarily to the change in the mix of retail vs. institutional trades, industry consolidations and pricing pressures. Revenues from our investor communications decreased by $55 million to $1.1 billion, primarily due to a 6% decline in pieces delivered from 806 million in fiscal 2002 to 754 million in fiscal 2003. Stock record growth decreased 1% in fiscal 2003.

Earnings Before Income Taxes

Earnings before income taxes declined 35% primarily due to the decline in revenues and an increase in selling, general and administrative expenses of approximately $15 million relating to severance costs and expenses relating to potential acquisitions. During fiscal 2003, we focused on cost reductions in our underperforming businesses in order to properly align our cost structure with the slower growth levels expected in fiscal 2004.

Dealer Services

Fiscal 2004 Compared to Fiscal 2003

Revenues

Dealer Services' revenues increased 9% in fiscal 2004 when compared to fiscal 2003. Internal revenue growth was approximately 8% for the fiscal year. Revenues increased for our dealer business systems in North America by $62 million to $730 million due to new product growth in our traditional core businesses. The new product growth accounted for approximately 60% of the increase in revenue for the fiscal year and is primarily driven by increased users for Application Service Provider (ASP) managed services, new network installations, and strong market acceptance of our Customer Relationship Management (CRM) product.

Earnings Before Income Taxes

Earnings before income taxes grew 6% primarily due to the increase in revenues of our traditional core business which contributed approximately 15% to earnings before income taxes. These increases were partially offset by our incremental investments in our products and services and employer of choice initiatives which totaled approximately $10 million during the fiscal year.

Fiscal 2003 Compared to Fiscal 2002

Revenues

Dealer Services' revenues increased 11% in fiscal 2003 when compared to fiscal 2002 due to the increase in revenue of $79 million, to $665 million, for our dealer business systems in North America. Internal revenue growth was approximately 8% for the fiscal year. Revenue growth was generated by strong client retention as well as growth from new services, primarily ASP managed services, Networking and Computer Vehicle Registration. Further, sales of our CRM products were strong.

Earnings Before Income Taxes

Earnings before income taxes grew 14% as a result of increased revenues and continued cost containment efforts which reduced certain selling, general and administrative expenses by approximately $6 million.

Other

The primary components of "Other" are Claims Services, miscellaneous processing services, and corporate allocations and expenses.

Financial Condition, Liquidity and Capital Resources

Our financial condition and balance sheet remain exceptionally strong. At June 30, 2004, cash and marketable securities approximated $2.1 billion. Stockholders' equity was approximately $5.4 billion and return on average equity for the year was over 17%. The ratio of long-term debt-to-equity at June 30, 2004 was 1.4%.

At June 30, 2004, working capital was $1.0 billion compared to $1.7 billion at June 30, 2003. The decrease in the Company's working capital arose primarily from the movement of cash, cash equivalents and short-term marketable securities to long-term marketable securities to obtain more favorable interest yields. We also used cash and cash equivalents for such matters as treasury share repurchases and acquisitions during the fiscal year.

Our principal sources of liquidity are derived from cash generated through operations and our cash and marketable securities on hand. We also have the ability to generate cash through our financing arrangements under our U.S. short-term commercial paper program and our U.S. and Canadian short-term repurchase agreements. In addition, we have two unsecured revolving credit agreements that allow us to borrow $4.5 billion, in the aggregate. Our short-term commercial paper program and repurchase agreements are utilized as the primary instruments to meet short-term funding requirements related to client funds obligations. Our revolving credit agreements, totaling $4.5 billion, are in place to provide additional liquidity, if needed. We have never had borrowings under the current or previous revolving credit agreements. The Company believes that the internally generated cash flows and financing arrangements are adequate to support business operations and capital expenditures.

Cash flows generated from operations were approximately $1.4 billion for the year ended June 30, 2004. This amount compares to cash flows from operations of $1.6 billion in fiscal 2003. The decrease in cash flow from operations was primarily due to the decline in net earnings of $83 million, an increase in receivables and other assets of $139 million due to acquisitions and the increase in consolidated revenue, and the fluctuation in accounts payable and accrued expenses of $152 million due to the timing of payments. The decline in cash generated from operations was offset by the change in deferred income taxes of $125 million, the increase in amortization of premiums and discounts on our available-for-sale securities of $52 million and the increase in depreciation and amortization of $32 million.

Cash flows used in investing activities in fiscal 2004 totaled $1.3 billion compared to cash flows provided by investing activities in fiscal 2003 of approximately $0.2 billion. The fluctuation between periods was primarily due to the timing of purchases and proceeds of marketable securities and client fund money market securities, offset by the fluctuation in the net change in client funds obligations in fiscal 2004 and the reduction in cash used for acquisitions of businesses during fiscal 2004 due primarily to the fact that ProBusiness Services, Inc. was acquired in fiscal 2003.

Cash flows used in financing activities in fiscal 2004 totaled $0.8 billion compared to $1.1 billion in fiscal 2003. The decrease in cash used in financing was primarily due to lower repurchases of common stock of approximately $309 million and an increase in the amount of proceeds from stock purchase plans and exercises of stock options of approximately $76 million. We purchased approximately 15.8 million shares of common stock at an average price per share of $41.09 during fiscal 2004. As of June 30, 2004, we had remaining Board of Directors' authorization to purchase up to 27.7 million additional shares.

In June 2004, the Company entered into two new unsecured revolving credit agreements, each for $2.25 billion, with certain financial institutions, replacing an existing $4.5 billion credit agreement which was due to expire in September 2004. The interest rate applicable to the borrowings is tied to LIBOR or prime rate depending on the notification provided by the Company to the syndicated financial institutions prior to borrowing. The Company is also required to pay facility fees on the credit agreements. The primary uses of the credit facilities are to provide liquidity to the unsecured commercial paper program and to provide funding for general corporate purposes, if necessary. The Company had no borrowings through June 30, 2004 under the new credit agreements or the credit agreement that was replaced. The two new unsecured revolving credit agreements expire in June 2005 and June 2009, respectively.

In April 2002, we initiated a U.S. short-term commercial paper program providing for the issuance of up to $4.0 billion in aggregate maturity value of commercial paper at our discretion. In November 2003, the Company increased the aggregate maturity value of commercial paper available under the program to $4.5 billion. Our commercial paper program is rated A-1+ by Standard & Poor's and Prime 1 by Moody's. These ratings denote the highest quality commercial paper securities. Maturities of commercial paper can range from overnight to 270 days. We use the commercial paper issuances as a primary instrument to meet short-term funding requirements related to client funds obligations that occur as a result of our decision to extend maturities of our client fund marketable securities. We also use commercial paper issuances to fund general corporate purposes, if needed. This commercial paper program allows us to take advantage of higher extended term yields, rather than liquidating portions of our marketable securities, in order to provide more cost effective liquidity to the Company. At June 30, 2004 and 2003, there was no commercial paper outstanding. For fiscal 2004 and 2003, the Company's average borrowings were $1.0 billion and $0.9 billion, respectively, at a weighted average interest rate of 1.0% and 1.5%, respectively.

The weighted average maturity of the Company's commercial paper during fiscal 2004 and 2003 was less than two days for both periods.

The Company's U.S. and Canadian short-term funding requirements related to client funds obligations are sometimes obtained on a secured basis through the use of repurchase agreements, which are collateralized principally by government and government agency securities. These agreements generally have terms ranging from overnight up to five business days. At June 30, 2004 and 2003, there were no outstanding repurchase agreements. For fiscal 2004 and 2003, the Company had an average outstanding balance of $32.0 million and $6.1 million, respectively, at a weighted average interest rate of 1.8% and 3.0%, respectively.

Capital expenditures during 2004 were $204 million, as compared to $134 million in 2003 and $146 million in 2002. The capital expenditures in fiscal 2004 related primarily to technology assets, buildings, furniture and equipment and leasehold improvements to support our operations. Capital expenditures in fiscal 2005 should be approximately $225 to $245 million.

The following table provides a summary of our contractual obligations as of June 30, 2004:



                                               Payments due by period
                                 ----------------------------------------------------
(In thousands)                    Less than      1-3       3-5   More than
Contractual Obligations            1 year      years     years   5 years        Total
-----------------------          ----------------------------------------------------
Debt Obligations (1)             $    515   $    746  $ 16,535  $ 58,919   $   76,715

Operating Lease and Software
License Obligations (2)           290,901    364,018   158,229   117,617      930,765

Purchase Obligations (3)           46,121     31,976    10,581         -       88,678

Other long-term liabilities
reflected on our Consolidated
Balance Sheets:
  Compensation and Benefits (4)    13,262     82,238    39,379    74,957      209,836
                                  --------   --------  --------  --------  ----------
Total                            $350,799   $478,978  $224,724  $251,493   $1,305,994


(1) These amounts represent the principal repayments of our debt and are included in our Consolidated Balance Sheets. See Note 8 to the Consolidated Financial Statements for additional information about our debt and related matters.

(2) Included in these amounts are various facilities and equipment leases, and software license agreements. We enter into operating leases in the normal course of business relating to facilities and equipment as well as the licensing of software. The majority of our lease agreements have fixed payment terms based on the passage of time. Certain facility and equipment leases require payment of maintenance and real estate taxes and contain escalation provisions based on future adjustments in price indices. Our future operating lease obligations could change if we exit certain contracts and if we enter into additional operating lease agreements.

(3) Purchase obligations primarily relate to maintenance agreements on our software, equipment and other assets.

(4) Compensation and benefits primarily relates to amounts associated with our employee benefit plans and other compensation arrangements.

In addition to the obligations quantified in the table above, we have obligations for the remittance of funds relating to our payroll and payroll tax filing services. As of June 30, 2004, the obligations relating to these matters, which are expected to be paid in fiscal 2005, total $12.8 billion and are recorded in client fund obligations on our Consolidated Balance Sheets. We have $12.9 billion of funds recorded in funds held for clients on our Consolidated Balance Sheets that have been impounded from our clients to satisfy such obligations.

On June 22, 2004, our Brokerage Services Group announced plans to implement a new business process outsourcing (BPO) strategy that is intended to strengthen its service offerings to meet the needs of a broader array of firms in the financial services marketplace. As part of this BPO strategy, we have reached an agreement to acquire the U.S. Clearing and BrokerDealer Services divisions of Bank of America Corporation, which provide third-party clearing operations. The transaction is subject to regulatory review and is expected to close before the end of the calendar year. On July 21, 2004, the Federal Trade Commission granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, with respect to the transaction. When the acquisition of U.S. Clearing and BrokerDealer Services is completed, we will offer a traditional clearing service to retail and institutional broker/dealers in the United States that want to outsource their entire back-office function.

In June 2003, we formed a new wholly-owned subsidiary, ADP Indemnity, Inc.
The primary purpose of this subsidiary is to provide workers' compensation insurance coverage, as well as coverage for occupational disease or employer liability, for our PEO worksite employees. This insurance was previously provided by a third-party insurance company. The Company has specific reinsurance with a third-party insurance company for aggregate losses between $75 million and $85 million in a policy year and also has stop loss insurance at $120 million of aggregated losses in a policy year. The Company utilizes historical loss experience and actuarial judgment to determine the estimated insurance liability for these services. The Company reviews the assumptions and obtains valuations provided by an independent third-party actuary to determine the adequacy of the workers' compensation liabilities. During the fiscal year ending June 30, 2004, we received premiums of $57 million and paid claims of $7 million. At June 30, 2004, our cash balance is approximately $64 million to cover potential future workers' compensation claims for the policy year that the PEO worksite employees were covered. We believe that the level of funding is adequate to cover the future workers' compensation claims for the PEO worksite employees covered.

It is not our business practice to enter into off-balance sheet arrangements. However, in the normal course of business, we do enter into contracts in which we make certain representations and warranties that guarantee the performance of our products and services. There have historically been no material losses related to such guarantees and we do not expect there to be any in the future. The Company also has provisions within certain contracts that require the Company to make future payments if specific conditions occur. The maximum potential payments under these contracts is not material to the consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

During fiscal 2004, approximately twenty-five percent of our overall investment portfolio was invested in cash and cash equivalents, which were therefore impacted almost immediately by changes in short-term interest rates. The other seventy-five percent of our investment portfolio was invested in fixed-income securities, with varying maturities of less than ten years, which were also subject to interest rate risk including reinvestment risk. We have historically had the ability to hold these investments until maturity.

Details regarding our corporate investments and funds held for clients are as follows:

--------------------------------------------------------------------------------
(In millions)

Years ended June 30:                             2004        2003       2002
                                            ----------  ---------    ---------
Average investment balances at cost:
  Corporate investments                     $  3,218.3  $ 3,374.4   $  2,752.3
  Funds held for clients                      11,060.0    8,936.8      8,376.6

                                            ----------  ---------   ----------
  Total                                     $ 14,278.3  $12,311.2   $ 11,128.9
                                            ==========  =========   ==========

Average interest rates earned exclusive
 of realized gains/(losses) on corporate
 investments and funds held for clients            3.1%       3.9%        4.9%
                                            ==========  ==========  ==========

Realized gains on available-for-sale
  securities                                $      9.7  $    34.5   $     22.7
                                            ==========  ==========  ==========
Realized losses on available-for-sale
  securities                                $    (17.3) $    (4.9)  $     (6.2)
                                            ==========  ==========  ==========

As of June 30:
Unrealized pre-tax gains on available-for-
 sale securities                            $     59.9  $   375.9   $    208.8
                                            ==========  ==========  ==========
Total available-for-sale securities         $ 12,092.8  $ 9,875.9   $  9,856.4
                                            ==========  ==========  ==========

--------------------------------------------------------------------------------
The return on our portfolio is impacted by future interest rate changes.
Factors that influence the earnings impact of the interest rate changes include, among others, the amount of invested funds and the overall portfolio mix between short-term and long-term investments. This mix varies during the year and is impacted by daily interest rate changes. A hypothetical change in both the short-term interest rates and the long-term interest rates of 25 basis points applied to the estimated average investment balances and any related borrowings for fiscal 2005 would result in approximately a $12.0 million impact to interest revenues on funds held for clients and approximately an $8.0 million impact to earnings before income taxes over the twelve-month period. A hypothetical change in only short-term interest rates of 25 basis points applied to the estimated average short-term investment balances and any related short-term borrowing for fiscal 2005 would result in approximately a $1.0 million impact to earnings before income taxes over the twelve-month period.

The Company is exposed to credit risk in connection with our available-for-sale securities through the possible inability of the borrowers to meet the terms of the bonds. The Company limits credit risk by investing primarily in AAA and AA rated securities, as rated by Moody's and Standard & Poor's, and by limiting amounts that can be invested in any single issuer. At June 30, 2004, approximately 95% of our available-for-sale securities held a AAA or AA rating.


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

Revenue Recognition. Our revenues are primarily attributable to fees for providing services (e.g., Employer Services' payroll processing fees and Brokerage Services' trade processing fees) as well as investment income on payroll funds, payroll tax filing funds and other Employer Services' client-related funds. We typically enter into agreements for a fixed fee per transaction (e.g., number of payees or number of trades). Fees associated with services are recognized in the period services are rendered and earned under service arrangements with clients where service fees are fixed or determinable and collectibility is reasonably assured. Interest income on collected but not yet remitted funds held for clients is recognized in revenues as earned, as the collection, holding and remittance of these funds are critical components of providing these services.

We also recognize revenues associated with the sale of software systems and associated software licenses. For a majority of our software sales arrangements, which provide hardware, software licenses, installation and post customer support, revenues are recognized ratably over the software license term as vendor-specific objective evidence of the fair values of the individual elements in the sales arrangement does not exist. Changes to the elements in an arrangement and the ability to establish vendor-specific objective evidence for those elements could affect the timing of the revenue recognition.

The majority of our revenues are generated from a fee for service model (e.g., fixed fee per transaction processed) in which revenue is recognized when the related services have been rendered under written price quotations or service agreements having stipulated terms and conditions which do not require management to make any significant judgments or assumptions regarding any potential uncertainties.

We assess collectibility of our revenues based primarily on the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer's payment history. We do not believe that our assumptions utilized in the collectibility would result in a material change to revenues as no one customer accounts for a significant portion of our revenues.

Goodwill. We review the carrying value of all our goodwill in accordance with Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," by comparing the carrying value of our reporting units to their fair values. We are required to perform this comparison at least annually or more frequently if circumstances indicate possible impairment. When determining fair value, we utilize a discounted future cash flow approach using various assumptions, including projections of revenues, based on assumed long-term growth rates, estimated costs, and appropriate discount rates based on the particular businesses' weighted average cost of capital. Our estimates of long-term growth and costs are based on historical data, various internal estimates and a variety of external sources, and are developed as part of our routine long-range planning process. The estimated fair value of the Company's reporting units exceeds the carrying value of the reporting units. We had approximately $2.2 billion of goodwill as of June 30, 2004. Given the significance of our goodwill, an adverse change to the fair value could result in an impairment charge, which could be material to our consolidated earnings.

Income Taxes. We account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which establishes financial accounting and reporting standards for the effect of income taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity's financial statements or tax returns. Judgment is required in addressing the future tax consequences of events that have been recognized in our financial statements or tax returns (e.g., realization of deferred tax assets, changes in tax laws or interpretations thereof). In addition, we are subject to the continuous examination of our income tax returns by the Internal Revenue Service and other tax authorities. A change in the assessment of the outcomes of such matters could materially impact our consolidated financial statements.

Market Price, Dividend Data and Other

The market price of our common stock (symbol: ADP) based on New York Stock Exchange composite transactions and cash dividends per share declared during the past two years have been:

------------------------------------------------------------------
                                 Price Per Share
                              ----------------------     Dividends
Fiscal 2004 quarter ended      High          Low         Per Share
                              ----------------------     ---------
June 30                       $47.31       $41.63        $   .1400
March 31                      $44.68       $39.61        $   .1400
December 31                   $39.88       $35.86        $   .1400
September 30                  $40.70       $33.45        $   .1200
------------------------------------------------------------------

Fiscal 2003 quarter ended

June 30                       $36.08       $30.80        $   .1200
March 31                      $40.81       $27.24        $   .1200
December 31                   $45.96       $33.76        $   .1200
September 30                  $43.75       $31.15        $   .1150
------------------------------------------------------------------

As of June 30, 2004, there were approximately 37,547 holders of record of our common stock. As of such date, approximately 323,273 additional holders had their stock in "street name."

Forward-looking Statements

This report and other written or oral statements made from time to time by ADP may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not historical in nature and which may be identified by the use of words like "expects," "assumes," "projects," "anticipates," "estimates," "we believe," "could be" and other words of similar meaning, are forward-looking statements. These statements are based on management's expectations and assumptions and are subject to risks and uncertainties that may cause actual results to differ materially from those expressed. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include: ADP's success in obtaining, retaining and selling additional services to clients; the pricing of products and services; changes in laws regulating payroll taxes, professional employer organizations and employee benefits; overall market and economic conditions, including interest rate and foreign currency trends; competitive conditions; stock market activity; auto sales and related industry changes; employment and wage levels; changes in technology; availability of skilled technical associates and the impact of new acquisitions and divestitures. ADP disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Statements of Consolidated Earnings

Automatic Data Processing, Inc. and Subsidiaries

--------------------------------------------------------------------------------------------
(In thousands, except per share amounts)
Years ended June 30,                                      2004          2003         2002
                                                        ----------    ----------   ----------
Revenues other than interest on funds held for clients
 and PEO revenues                                       $6,932,558    $6,412,059   $6,305,206

Interest on funds held for clients                         355,410       368,727      431,236

PEO revenues  (A)                                          466,974       366,231      267,821
                                                        ----------    ----------   ----------

Total revenues                                           7,754,942     7,147,017    7,004,263
                                                        ----------    ----------   ----------

Operating expenses                                       3,525,413     3,096,719    2,970,645
Selling, general and administrative expenses             1,903,356     1,758,353    1,606,690
Systems development and programming costs                  581,165       499,192      474,843
Depreciation and amortization                              306,772       274,682      279,077
Other income, net                                          (56,294)     (127,129)    (113,962)
                                                        ----------    ----------   ----------
                                                         6,260,412     5,501,817    5,217,293
                                                        ----------    ----------   ----------

Earnings before income taxes                             1,494,530     1,645,200    1,786,970
Provision for income taxes                                 558,960       627,050      686,200
                                                        ----------    ----------   ----------
Net earnings                                            $  935,570    $1,018,150   $1,100,770
                                                        ----------    ----------   ----------
                                                        ----------    ----------   ----------

Basic earnings per share                                $     1.58    $     1.70   $     1.78
                                                        ----------    ----------   ----------
Diluted earnings per share                              $     1.56    $     1.68   $     1.75
                                                        ----------    ----------   ----------

Basic average shares outstanding                           591,697       600,071      618,857
                                                        ----------    ----------   ----------
Diluted average shares outstanding                         598,749       605,917      630,579
                                                        ==========    ==========   ==========
---------------------------------------------------------------------------------------------

(A) Net of pass-through costs of $4,237,017, $3,462,783 and $2,648,321, respectively.

See notes to consolidated financial statements.


Consolidated Balance Sheets

Automatic Data Processing, Inc. and Subsidiaries

----------------------------------------------------------------------------------------------
(In thousands, except per share amounts)
June 30,                                                                   2004           2003
                                                                    -----------    -----------

Assets
Current assets:
   Cash and cash equivalents                                        $    712,998   $ 1,410,218
   Short-term marketable securities                                      416,077       595,166
   Accounts receivable, net                                            1,057,938     1,005,833
   Other current assets                                                  574,576       664,284
                                                                    ------------   -----------
   Total current assets                                                2,761,589     3,675,501

Long-term marketable securities                                          963,501       338,959
Long-term receivables                                                    196,828       180,354
Property, plant and equipment:
   Land and buildings                                                    518,134       477,682
   Data processing equipment                                             778,388       780,044
   Furniture, leaseholds and other                                       594,658       603,451
                                                                     -----------   -----------
                                                                       1,891,180     1,861,177
   Less accumulated depreciation                                      (1,248,827)   (1,246,476)
                                                                     -----------   -----------
                                                                         642,353       614,701

Other assets                                                             720,936       565,385
Goodwill                                                               2,195,539     1,981,131
Intangible assets, net                                                   736,281       669,891
                                                                     -----------   -----------
   Total assets before funds held for clients                          8,217,027     8,025,922
Funds held for clients                                                12,903,532    11,807,749
                                                                     -----------   -----------
   Total assets                                                      $21,120,559   $19,833,671
                                                                     ===========   ===========

Liabilities and Stockholders' Equity
Current liabilities:
   Accounts payable                                                 $    175,175   $   173,988
   Accrued expenses and other current liabilities                      1,482,703     1,609,665
   Income taxes payable                                                  110,546       215,130
                                                                     -----------   -----------
   Total current liabilities                                           1,768,424     1,998,783

Long-term debt                                                            76,200        84,674
Other liabilities                                                        319,495       270,267
Deferred income taxes                                                    283,781       320,796
Deferred revenues                                                        414,764       338,763
                                                                     -----------   -----------
   Total liabilities before client funds obligations                   2,862,664     3,013,283
Client funds obligations                                              12,840,225    11,448,915
                                                                     -----------   -----------
   Total liabilities                                                  15,702,889    14,462,198
                                                                     -----------   -----------

Stockholders' equity:
   Preferred stock, $1.00 par value:
      Authorized, 300 shares; issued, none                                    --            --
   Common stock, $.10 par value:
      Authorized, 1,000,000 shares; issued,
      638,702 shares at June 30, 2004 and 2003                            63,870        63,870
   Capital in excess of par value                                         79,646       211,339
   Retained earnings                                                   7,326,918     6,710,863
   Treasury stock - at cost: 51,587 and 43,863 shares, respectively   (2,033,254)   (1,773,418)
   Accumulated other comprehensive (loss) income                         (19,510)      158,819
                                                                     -----------   -----------
      Total stockholders' equity                                       5,417,670     5,371,473
                                                                     -----------   -----------
Total liabilities and stockholders' equity                           $21,120,559   $19,833,671
                                                                     ===========   ===========


----------------------------------------------------------------------------------------------

See notes to consolidated financial statements.


Statements of Consolidated Stockholders' Equity

Automatic Data Processing, Inc. and Subsidiaries


-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                        Accumulated
                                            Common Stock     Capital in                                                       Other
                                        -------------------   Excess of     Retained       Treasury   Comprehensive   Comprehensive
(In thousands, except per share amounts) Shares      Amount   Par Value     Earnings          Stock          Income    Income (Loss)

                                        --------------------------------------------------------------------------------------------

Balance at June 30, 2001                638,702     $63,870    $553,927   $5,153,408     $ (837,244)                      $(232,964)
Net earnings                                 --          --          --    1,100,770             --      $1,100,770              --
Currency translation adjustments                                                                             73,504          73,504
Unrealized net gain on securities, net
  of tax                                                                                                     41,147          41,147
                                                                                                         ----------

Comprehensive income                                                                                     $1,215,421
                                                                                                         ----------
                                                                                                         ----------
Employee stock plans and
  related tax benefits                       --          --    (197,083)          --        515,729
Treasury stock acquired (17,412 shares)      --          --          --           --       (875,449)
Acquisitions (226 shares)                    --          --        (423)          --         12,848
Debt conversion (705 shares)                 --          --     (23,050)          --         42,075
Dividends ($.4475 per share)                 --          --          --     (276,860)            --
-----------------------------------------------------------------------------------------------------------------------------------

Balance at June 30, 2002                638,702      63,870     333,371    5,977,318      (1,142,041)                      (118,313)
Net earnings                                 --          --          --    1,018,150             --      $1,018,150              --
Currency translation adjustments                                                                            174,046         174,046
Unrealized net gain on securities, net
  of tax                                                                                                    108,562         108,562
Minimum pension liability adjustment, net
  of tax                                                                                                     (5,476)         (5,476)
                                                                                                         ----------
Comprehensive income                                                                                     $1,295,282
                                                                                                         ----------
                                                                                                         ----------
Employee stock plans and
  related tax benefits                       --          --    (103,593)          --         268,938
Treasury stock acquired (27,413 shares)      --          --          --           --        (938,545)
Acquisitions (294 shares)                    --          --      (3,056)          --          14,883
Debt conversion (462 shares)                 --          --     (15,383)          --          23,347
Dividends ($.4750 per share)                 --          --          --     (284,605)             --

-----------------------------------------------------------------------------------------------------------------------------------

Balance at June 30, 2003                638,702      63,870     211,339    6,710,863      (1,773,418)                       158,819
Net earnings                                 --          --          --      935,570              --     $  935,570              --
Currency translation adjustments                                                                             17,127          17,127
Unrealized net loss on securities, net
  of tax                                                                                                   (196,351)       (196,351)
Minimum pension liability adjustment,
  net of tax                                                                                                    895             895
                                                                                                         ----------

Comprehensive income                                                                                     $  757,241
                                                                                                         ----------
                                                                                                         ----------
Employee stock plans and
  related tax benefits                       --          --    (124,950)          --         371,737
Treasury stock acquired (15,794 shares)      --          --          --           --        (648,889)
Acquisitions (12 shares)                     --          --           3           --             502
Debt conversion (373 shares)                 --          --      (6,746)          --          16,814
Dividends ($.5400 per share)                 --          --          --     (319,515)             --
-----------------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 2004                638,702     $63,870    $ 79,646   $7,326,918     $(2,033,254)                     $ (19,510)
                                        =======     =======    ========   ==========     ===========                      =========


See notes to consolidated financial statements.

Statements of Consolidated Cash Flows

Automatic Data Processing, Inc. and Subsidiaries



------------------------------------------------------------------------------------------------------
(In thousands)
Years ended June 30,                                              2004            2003            2002

                                                           -------------------------------------------

Cash Flows From Operating Activities
Net earnings                                               $   935,570     $ 1,018,150     $ 1,100,770
Adjustments to reconcile net earnings to net cash flows
provided by operating activities:
  Depreciation and amortization                                306,772         274,682         279,077
  Deferred income taxes                                        109,155         (15,775)          8,680
  Amortization of premiums and discounts on available-for-
    sale securities                                            129,922          77,891          36,432
  Other                                                         86,988          95,280          78,547
Changes in operating assets and liabilities, net of
effects from acquisitions of
businesses:
  Increase in receivables and other assets                    (233,836)        (94,422)        (73,511)
  Increase in accounts payable and accrued expenses             57,364         209,283         101,709
                                                           -----------     -----------     -----------
    Net cash flows provided by operating activities          1,391,935       1,565,089       1,531,704
                                                           -----------     -----------     -----------

Cash Flows From Investing Activities
Purchases of marketable securities                          (8,087,150)     (3,451,554)     (6,243,228)
Proceeds from sale of marketable securities                  5,339,258       4,014,300       4,167,028
Net proceeds from client fund money market securities          663,783       1,501,286       1,645,908
Net change in client funds obligations                       1,391,310        (967,797)       (188,484)
Capital expenditures                                          (204,085)       (133,758)       (145,621)
Additions to intangibles                                      (148,073)       (144,728)       (109,799)
Acquisitions of businesses, net of cash acquired              (295,220)       (651,320)       (219,783)
Disposals of businesses                                         26,907           4,035           7,200
Other                                                           (5,511)          6,609           6,286
                                                           -----------     -----------     -----------
    Net cash flows (used in) provided by investing
     activities                                             (1,318,781)        177,073      (1,080,493)
                                                           -----------     -----------     -----------

Cash Flows From Financing Activities
Payments of debt                                                (1,475)         (1,384)         (3,919)
Proceeds from issuance of notes                                    433             964             358
Repurchases of common stock                                   (629,932)       (938,545)       (875,449)
Proceeds from stock purchase plan and exercises of stock
  options                                                      169,208          92,816         228,113
Dividends paid                                                (308,608)       (284,605)       (276,860)
                                                           -----------     -----------     -----------
    Net cash flows used in financing activities               (770,374)     (1,130,754)       (927,757)
                                                           -----------     -----------     -----------

Net change in cash and cash equivalents                       (697,220)        611,408        (476,546)
Cash and cash equivalents, at beginning of year              1,410,218         798,810       1,275,356
                                                           -----------     -----------     -----------
Cash and cash equivalents, at end of year                  $   712,998     $ 1,410,218     $   798,810
                                                           -----------     -----------     -----------
                                                           -----------     -----------     -----------
------------------------------------------------------------------------------------------------------


See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Automatic Data Processing, Inc. and Subsidiaries

Years ended June 30, 2004, 2003 and 2002
(Unless otherwise noted, amounts in thousands, except per share amounts)

Note 1. Summary of Significant Accounting Policies


A. Consolidation and Basis of Preparation. The consolidated financial statements include the financial results of Automatic Data Processing, Inc. and its majority-owned subsidiaries (the "Company" or "ADP"). Intercompany balances and transactions have been eliminated in consolidation.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates.


B. Description of Business. The Company is a provider of technology-based outsourcing solutions to employers, the brokerage and financial services community, vehicle retailers and their manufacturers and the property and casualty insurance, auto collision repair and auto recycling industries. The Company classifies its operations into the following reportable segments:
Employer Services, Brokerage Services, Dealer Services and Other. "Other" consists primarily of Claims Services, miscellaneous processing services, and corporate allocations and expenses.

C. Revenue Recognition. A majority of the Company's revenues are attributable to fees for providing services (e.g., Employer Services' payroll processing fees and Brokerage Services' trade processing fees) as well as interest income on payroll funds, tax filing funds and other Employer
Services' client-related funds. The Company typically enters into agreements for a fixed fee per transaction (e.g., number of payees or number of trades). Fees associated with services are recognized in the period services are rendered and earned under service arrangements with clients where service fees are fixed or determinable and collectibility is reasonably assured.

Interest income on collected but not yet remitted funds held for clients is earned on funds that are collected from clients and are invested (funds held for clients) until remitted to the applicable tax agencies or client employees.
The interest earned on these funds is included in revenues because the collection, holding and remittance of these funds are critical components of providing these services.

The Company also recognizes revenues associated with the sale of software systems and associated software licenses. For a majority of the Company's software sales arrangements, which provide hardware, software licenses, installation and post-contract customer support, revenues are recognized ratably over the software license term as vendor-specific objective evidence of the fair values of the individual elements in the sales arrangement does not exist. As part of the sale of software systems, the Company recognizes revenues from the sale of hardware, which is recorded net of the associated costs.

Postage fees for client mailings are included in revenues and the associated postage expenses are included in operating expenses. Professional Employer Organization (PEO) revenues are included in revenues and are reported net of direct costs billed and incurred for PEO worksite employees, which primarily include payroll wages and payroll taxes.

D. Cash and Cash Equivalents. Highly-liquid investments with a maturity of ninety days or less at the time of purchase are considered cash equivalents.

E. Corporate Investments and Funds Held for Clients. All of the Company's marketable securities are considered to be "available-for-sale" and, accordingly, are carried on the Consolidated Balance Sheets at fair value. Unrealized gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of accumulated other comprehensive income until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific-identification basis and are included in other income, net.

If the market value of any available-for-sale security declines below cost and it is deemed to be other-than-temporary, an impairment charge is recorded to earnings for the difference between the carrying amount of the respective security and the fair value.

Premiums and discounts are amortized or accreted over the life of the related available-for-sale security as an adjustment to yield using the effective-interest method. Dividend and interest income are recognized when earned.

F. Long-term Receivables. Long-term receivables relate to notes receivable from the sale of computer systems, primarily to automobile and truck dealerships. Unearned income from finance receivables represents the excess of gross receivables over the sales price of the computer systems financed. Unearned income is amortized using the effective-interest method to maintain a constant rate of return on the net investment over the term of each contract. The allowance for doubtful accounts on long-term receivables is the Company's best estimate of the amount of probable credit losses in the Company's existing note receivables.


G. Property, Plant and Equipment. Property, plant and equipment is stated at cost and depreciated over the estimated useful lives of the assets using the straight-line method. Leasehold improvements are amortized over the shorter of the term of the lease or the estimated useful lives of the improvements.

      The estimated useful lives of assets are primarily as follows:

--------------------------------------------------------------------------------
Data processing equipment                                          2 to 5 years
--------------------------------------------------------------------------------
Buildings                                                        20 to 40 years
--------------------------------------------------------------------------------
Furniture and fixtures                                             3 to 7 years
--------------------------------------------------------------------------------

H. Goodwill and Other Intangible Assets. The Company accounts for goodwill and other intangible assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," which states that goodwill and intangible assets with indefinite useful lives should not be amortized, but instead tested for impairment at least annually at the reporting unit level. If an impairment exists, a write-down to fair value (normally measured by discounting estimated future cash flows) is recorded. Intangible assets with finite lives are amortized primarily on the straight-line basis over their estimated useful lives and are reviewed for impairment in accordance with SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets" (SFAS No. 144).

I. Impairment of Long-lived Assets. In accordance with SFAS No. 144, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset.

J. Foreign Currency Translation. The net assets of the Company's foreign subsidiaries are translated into U.S. dollars based on exchange rates in effect at the end of each period, and revenues and expenses are translated at average exchange rates during the periods. Currency transaction gains or losses, which are included in the results of operations, are immaterial for all periods presented. Gains or losses from balance sheet translation are included in accumulated other comprehensive (loss) income on the balance sheet.


K. Earnings Per Share (EPS). The calculations of basic and diluted EPS are as follows:

                                            Effect of
                                          Zero Coupon    Effect of
                                         Subordinated        Stock
Years ended June 30,              Basic         Notes      Options       Diluted
--------------------------------------------------------------------------------
2004
Net earnings                 $  935,570     $  1,421   $       --     $  936,991
Average shares                  591,697        1,517        5,535        598,749
EPS                          $     1.58                               $     1.56
--------------------------------------------------------------------------------
2003
Net earnings                 $1,018,150     $  1,207   $       --     $1,019,357
Average shares                  600,071        1,693        4,153        605,917
EPS                          $     1.70                               $     1.68
--------------------------------------------------------------------------------
2002
Net earnings                 $1,100,770     $  1,611   $       --     $1,102,381
Average shares                  618,857        2,352        9,370        630,579
EPS                          $     1.78                               $     1.75
--------------------------------------------------------------------------------

Options to purchase 36.9 million and 40.0 million shares of common stock for fiscal years ended June 30, 2004 and 2003, respectively, were excluded from the calculation of diluted earnings per share because their exercise prices exceeded the average market price of outstanding common shares for the year.

L. Internal Use Software. Expenditures for major software purchases and software developed or obtained for internal use are capitalized and amortized over a three- to five-year period on a straight-line basis. For software developed or obtained for internal use, the Company capitalizes costs in accordance with the provisions of Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The Company's policy provides for the capitalization of external direct costs of materials and services associated with developing or obtaining internal use computer software. In addition, the Company also capitalizes certain payroll and payroll-related costs for employees who are directly associated with internal use computer software projects. The amount of capitalizable payroll costs with respect to these employees is limited to the time directly spent on such projects. Costs associated with preliminary project stage activities, training, maintenance and all other post-implementation stage activities are expensed as incurred. The Company also expenses internal costs related to minor upgrades and enhancements, as it is impractical to separate these costs from normal maintenance activities.

M. Computer Software to be Sold, Leased or Otherwise Marketed. The Company capitalizes certain costs of computer software to be sold, leased or otherwise marketed in accordance with the provisions of SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed." The Company's policy provides for the capitalization of all software production costs upon reaching technological feasibility for a specific product. Technological feasibility is attained when software products have a completed working model whose consistency with the overall product design has been confirmed by testing. Costs incurred prior to the establishment of technological feasibility are expensed as incurred. The establishment of technological feasibility requires considerable judgment by management and in many instances is only attained a short time prior to the general release of the software. Upon the general release of the software product to customers, capitalization ceases and such costs are amortized over a three-year period on a straight-line basis. Maintenance-related costs are expensed as incurred.

N. Fair Value Accounting for Stock Plans. The Company accounts for its stock options and employee stock purchase plans, using the intrinsic-value method, under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations, as permitted by SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). No stock-based employee compensation expense related to the Company's stock option and stock purchase plans is reflected in net earnings, as all options granted under the stock option plans had an exercise price equal to the market value of the underlying common stock on the date of grant, and for the stock purchase plans the discount does not exceed fifteen percent.

The following table illustrates the effect on net earnings and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation.

Years ended June 30,                        2004          2003       2002
--------------------                        ----          ----       ----
Net earnings, as reported             $  935,570    $1,018,150    $1,100,770
Add:  Stock-based employee
  compensation expense included in
  reported net earnings, net of
  related tax effects                      7,861         6,784         6,592
Deduct: Total stock-based employee
  compensation expense determined
  using the fair value-based method
  for all awards, net of related
  tax effects                           (120,393)     (129,846)     (126,602)
                                      ----------    ----------    ----------

Pro forma net earnings                  $823,038      $895,088    $  980,760
                                        ========      ========    ==========
Earnings per share:
  Basic - as reported                      $1.58         $1.70         $1.78
                                           =====         =====         =====
  Basic - pro forma                        $1.39         $1.49         $1.58
                                           =====         =====         =====

  Diluted - as reported                    $1.56         $1.68         $1.75
                                           =====         =====         =====
  Diluted - pro forma                      $1.38         $1.48         $1.56
                                           =====         =====         =====

The fair value for these instruments was estimated at the date of grant using a Black-Scholes valuation model with the following assumptions:

Years ended June 30,                       2004            2003            2002
--------------------                  ---------       ---------       ---------

Risk-free interest rate                3.9%-4.5%       3.2%-4.1%      4.3%-5.2%
Dividend yield                         1.0%-1.1%         .8%-.9%        .7%-.8%
Volatility factor                    29.0%-29.3%     29.5%-31.7%    25.9%-27.9%
Expected life (in years):
 Options                                    6.5             6.4             6.3
 Stock purchase plans                       2.0             2.0             2.0
Weighted average fair value (in dollars):
 Options                                 $13.96          $12.85          $16.54
 Stock purchase plans                    $11.95          $12.94          $21.55


See Note 10, Employee Benefit Plans, for additional information relating to the Company's stock plans.

O. Reclassification of Prior Financial Statements. Certain reclassifications have been made to previous years' financial statements to conform to the 2004 presentation.

P. Income Taxes. The provisions for income taxes, income taxes payable and deferred income taxes are determined using the liability method. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured by applying enacted tax rates and laws to taxable years in which such differences are expected to reverse. A valuation allowance is provided when the Company determines that it is more likely than not that a portion of the deferred tax asset balance will not be realized.

Q. Adoption of New Accounting Pronouncements. In November 2003, the Emerging Issues Task Force (EITF) published Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" (EITF 03-1). EITF 03-1 reached a consensus that certain quantitative and qualitative disclosures are required for debt and marketable equity securities classified as available-for-sale or held-to-maturity that are impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized. The disclosure requirements of EITF 03-1 are effective for fiscal periods ending after December 15, 2003 and are included in Note 4, herein.

In December 2003, the Financial Accounting Standards Board (FASB) revised Interpretation No. 46R, "Consolidation of Variable Interest Entities," with certain modifications and clarifications. Application of this guidance was effective for interests in certain variable interest entities commonly referred to as special purpose entities as of December 31, 2003. Application for all other types of variable interest entities created prior to February 1, 2003 is required for the period ended after March 15, 2004 unless previously applied. The adoption of the revised interpretation did not impact the Company's consolidated financial statements as the Company does not have investments in unconsolidated special purpose or variable interest entities.

In December 2003, the FASB revised SFAS No. 132, "Employer's Disclosures about Pensions and Other Post-retirement Benefits" (SFAS No. 132). SFAS No. 132 (revised) retains the disclosure requirements of the original statement and requires additional disclosures about the assets, obligations, cash flows and net periodic benefit cost of defined benefit plans and other defined benefit post-retirement plans. The annual financial statement disclosures required by SFAS No. 132 are effective for the Company for fiscal 2004 and are included in
Note 10, herein.

In March 2003, the EITF published Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables" (EITF 00-21). EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it performs multiple revenue-generating activities and how to determine whether such an arrangement involving multiple deliverables contains more than one unit of accounting for purposes of revenue recognition. The guidance in EITF 00-21 is effective for revenue arrangements entered in fiscal periods beginning after June 15, 2003. The adoption of EITF 00-21, effective July 1, 2003, did not have a material impact on the consolidated financial statements.

Note 2. Other Income, Net, Consists of the Following:

Years ended June 30,                              2004       2003       2002
-----------------------------------------------------------------------------
Interest income on corporate funds           $ (79,941) $(119,413)  $(118,672)
Interest expense                                15,993     21,838      21,164
Realized gains on available-for-sale
 securities                                     (9,665)   (34,491)    (22,657)
Realized losses on available-for-sale
 securities                                     17,319      4,937       6,203
                                             ---------  ---------   ---------
Total other income, net                      $ (56,294) $(127,129)  $(113,962)
                                             =========  =========   =========

Proceeds from the sale of available-for-sale securities were $5.3 billion, $4.0 billion, and $4.2 billion for the years ended June 30, 2004, 2003 and 2002, respectively.

Note 3. Acquisitions and Divestitures

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

The Company acquired six businesses in fiscal 2004 for approximately $270 million, net of cash acquired. These acquisitions resulted in approximately $186 million of goodwill. Intangible assets acquired, which total approximately $88 million, consisted primarily of software and customer contracts and lists that are being amortized over a weighted average life of 9 years.

In addition to goodwill recognized in the transactions noted above, the Company made contingent payments totaling $26 million (including $1 million in common stock), relating to previously consummated acquisitions. As of June 30, 2004, the Company had contingent consideration remaining for all transactions of approximately $80 million, which is payable over the next four years, subject to the acquired entity's achievement of specified revenue, earnings and/or development targets.

On June 20, 2003, the Company acquired all of the outstanding common and preferred stock of ProBusiness Services, Inc. (ProBusiness) for $17 per common share and $26 per preferred share. The transaction was consummated in cash of approximately $517 million, net of cash acquired. ProBusiness was a leading provider of comprehensive payroll and human resource processing solutions to larger employers within the United States. During fiscal 2004, the allocation of the purchase price was finalized and adjustments were made to increase goodwill by $5 million. The adjustments primarily related to the final fair value adjustments to certain assets and liabilities in the preliminary purchase price allocation. The acquisition resulted in approximately $422 million of goodwill. Intangible assets acquired, which totaled approximately $80 million, consisted of software, customer contracts and lists, and other intangible assets that are being amortized over a weighted average life of 8 years.

In addition to the acquisition of ProBusiness in fiscal 2003, the Company also acquired ten other businesses for approximately $118 million, net of cash acquired. These acquisitions resulted in approximately $90 million of goodwill. Intangible assets acquired of $28 million, which consist of software, customer contracts and lists, and other intangible assets, are being amortized over a weighted average life of 5 years.

The Company purchased several businesses in fiscal 2002 in the amount of $232 million (including $12 million in common stock), net of cash acquired.

The acquisitions discussed above for fiscal 2004, 2003 and 2002 were not material to the Company's operations, financial position or cash flows.

The Company divested of five small businesses in fiscal 2004 for $26 million. The divestitures of these businesses were not material to the Company's operations, financial position or cash flows in fiscal 2004, 2003 and 2002.

Note 4. Corporate Investments and Funds Held for Clients

Corporate investments and funds held for clients at June 30, 2004 and 2003 are as follows:

                                     2004                       2003
                               Cost     Fair Value        Cost     Fair Value
                          -----------  ------------   -----------  -----------
Type of issue:
Money market securities
 and other cash
 equivalents              $ 2,903,284  $ 2,903,284    $ 4,276,175  $ 4,276,175
Available-for-sale
 securities:
      U.S. Treasury and
        direct obligations
        of U.S. government
        agencies            5,449,694    5,485,632      4,145,995    4,349,052
      Asset backed
        securities          2,570,424    2,580,609      2,420,233    2,489,521
      Corporate bonds       2,342,017    2,341,015      1,568,195    1,620,621
      Canadian government
        obligations and
        Canadian government
        agency obligations    765,908      774,877        492,581      513,366
      Other debt securities   899,216      900,550        867,284      887,548
       Other equity
        securities              5,696       10,141          5,696       15,809
                          -----------  -----------    -----------  -----------
      Total available-
       for-sale
        securities         12,032,955   12,092,824      9,499,984    9,875,917
                          -----------  -----------    -----------  -----------
Total corporate investments
and funds held for
 clients                 $ 14,936,239  $14,996,108    $13,776,159  $14,152,092
                         ------------  -----------    -----------  -----------
                         ------------  -----------    -----------  -----------

Classification of investments
 on the Consolidated Balance
 Sheets
Corporate investments    $  2,096,014  $ 2,092,576    $ 2,327,244  $ 2,344,343
Funds held for clients     12,840,225   12,903,532     11,448,915   11,807,749
                          -----------  -----------    -----------  -----------
Total corporate investments
 and funds held for
 clients                 $ 14,936,239  $14,996,108    $13,776,159  $14,152,092
                         ------------  -----------    -----------  -----------
                         ------------  -----------    -----------  -----------

At June 30, 2004, approximately 95% of our available-for-sale securities held a AAA or AA rating, as rated by Moody's and Standard & Poor's.

Gross unrealized gains and losses on the available-for-sale securities are as follows:

                     Gross unrealized     Gross unrealized     Unrealized gains,
As of June 30,            gains                losses                net
                     ----------------     ----------------     ----------------
2004                   $  125,585           $ (65,716)           $  59,869
                     ----------------     ----------------     ----------------
2003                   $  376,494           $    (561)           $ 375,933
                     ----------------     ----------------     ----------------

Available-for-sale securities that have been in an unrealized loss position for a period of less than and greater than 12 months as of June 30, 2004 are as follows:

                                                                                                          Total
                Unrealized losses  Fair market       Unrealized losses  Fair market       Total gross     fair
                 less than         value - less      greater than       value - greater   unrealized      market
                 12 months         than 12 months    12 months          than 12 months    losses          value
                ------------       --------------   ------------------  --------------    -----------    ------

U.S. Treasury
 and direct
 obligations
 of U.S.
 government
 agencies        $(29,133)           $ 2,614,784              -                 -          $ (29,133)    $2,614,784

Asset backed
 securities       (11,745)             1,200,598      $     (124)       $  15,571            (11,869)     1,216,169

Corporate
 bonds            (15,998)             1,413,116             (54)           3,256            (16,052)     1,416,372

Canadian
 government
 obligations
 and Canadian
 government
 agency
 obligations       (2,894)               355,748               -                -             (2,894)       355,748

Other debt
 securities        (5,768)               467,819               -                -             (5,768)       467,819

                ------------       -------------    -------------      -------------      -----------    ----------
                 $(65,538)          $  6,052,065      $     (178)       $  18,827         $  (65,716)    $6,070,892
                ------------       -------------    -------------      -------------      -----------    ----------

The Company believes that the available-for-sale securities which have fair values that are below cost are not other-than-temporarily impaired since it is probable that principal and interest will be collected in accordance with the applicable contractual terms and the Company has the ability to hold the available-for-sale securities until maturity.

Expected maturities of available-for-sale securities at June 30, 2004 are as follows:

Maturity Dates:
 Due in one year or less                   $ 3,241,891
 Due after one year through two years        3,834,349
 Due after two years through three years     3,153,773
 Due after three years through four years      932,779
 Due after four years through ten years        930,032
------------------------------------------------------
Total available-for-sale securities        $12,092,824
------------------------------------------------------

Note 5. Receivables

Accounts receivable is net of an allowance for doubtful accounts of $51 million and $55 million at June 30, 2004 and 2003, respectively.

The Company's receivables for the financing of the sale of computer systems, most of which are due from automobile and truck dealerships, are reflected in the Consolidated Balance Sheets as follows:


-------------------------------------------------------------------------------

June 30,                            2004                        2003
                         -----------------------      ------------------------
                          Current      Long-term       Current       Long-term
                         -----------------------      ------------------------

Receivables              $151,774      $222,073       $167,328        $209,177
Less:
  Allowance for
    doubtful accounts      (5,303)       (8,578)        (7,337)        (11,103)
  Unearned income         (18,093)      (16,667)       (20,563)        (17,720)
                         -----------------------      ------------------------
                         $128,378      $196,828       $139,428        $180,354
                         -----------------------      ------------------------
                         -----------------------      ------------------------
-------------------------------------------------------------------------------

Long-term receivables at June 30, 2004 mature as follows:
--------------------------------------------------------------------------------

2006                                              $108,284
2007                                                67,731
2008                                                33,926
2009                                                11,822
2010                                                   283
Thereafter                                              27
                                                  --------
                                                  $222,073
                                                  --------
                                                  --------
--------------------------------------------------------------------------------

Note 6. Goodwill and Intangible Assets, Net

Changes in goodwill for the year ended June 30, 2004 are as follows:


------------------------------------------------------------------------------------
                               Employer   Brokerage  Dealer
                               Services   Services   Services    Other         Total
                               --------   ---------  --------    -----         -----

Balance as of June 30, 2003  $1,287,128   $366,775   $215,134  $112,094   $1,981,131

Additions                        19,221      6,948    109,080    81,124      216,373

Other                             1,646     (6,455)         -         -      (4,809)

Sale of businesses               (1,315)    (2,152)         -    (1,088)     (4,555)

Cumulative translation
  adjustments                     7,899      1,183       (103)   (1,580)       7,399
                             -------------------------------------------------------
Balance as of June 30, 2004  $1,314,579   $366,299   $324,111  $190,550   $2,195,539
                             =======================================================
------------------------------------------------------------------------------------

No impairment losses were recognized during the year. During fiscal 2004, 2003 and 2002, the Company performed the required impairment tests of goodwill and determined that there was no impairment.

Components of intangible assets are as follows:

--------------------------------------------------------------------------------

June 30,                                              2004                2003
                                               -----------         -----------

Intangibles
 Software and software licenses                $   729,399          $  578,261
 Customer contracts and lists                      594,841             545,978
 Other                                             391,906             405,860
                                               -----------         -----------
                                                 1,716,146           1,530,099
                                               -----------         -----------
Less accumulated amortization                     (979,865)           (860,208)
                                               -----------         -----------
Intangible assets, net                         $   736,281          $  669,891
                                               ===========         ===========
--------------------------------------------------------------------------------
Other intangibles consist primarily of purchased rights, covenants, patents and trademarks (acquired directly or through acquisitions). All of the intangible assets have finite lives and as such are subject to amortization. The weighted average remaining useful life of the intangible assets is 9 years (3 years for software and software licenses, 13 years for customer contracts and lists, and 12 years for other). Amortization of intangibles totaled $145 million for fiscal 2004, $114 million for fiscal
2003 and $115 million for fiscal 2002. Estimated amortization expense of the Company's existing intangible assets for the next five fiscal years are as follows:

--------------------------------------------------------------------------------
2005                                          $140,239
2006                                          $116,681
2007                                          $ 96,269
2008                                          $ 75,001
2009                                          $ 46,287
--------------------------------------------------------------------------------

Note 7. Short-term Financing

In June 2004, the Company entered into two new unsecured revolving credit agreements, each for $2.25 billion, with certain financial institutions, replacing an existing $4.5 billion credit agreement which was due to expire in September 2004. The interest rate applicable to the borrowings is tied to LIBOR or prime rate depending on the notification provided by the Company to the syndicated financial institutions prior to borrowing. The Company is also required to pay facility fees on the credit agreements. The primary uses of the credit facilities are to provide liquidity to the unsecured commercial paper program and to provide funding for general corporate purposes, if necessary. The Company had no borrowings through June 30, 2004 under the new credit agreements or the credit agreement that was replaced. The two new unsecured revolving credit agreements expire in June 2005 and June 2009, respectively.

In April 2002, we initiated a U.S. short-term commercial paper program providing for the issuance of up to $4.0 billion in aggregate maturity value of commercial paper at our discretion. In November 2003, the Company increased the aggregate maturity value of commercial paper available under the program to $4.5 billion. Our commercial paper program is rated A-1+ by Standard & Poor's and Prime 1 by Moody's. These ratings denote the highest quality commercial paper securities. Maturities of commercial paper can range from overnight to 270 days. At June 30, 2004 and 2003, there was no commercial paper outstanding. For fiscal 2004 and 2003, the Company's average borrowings were $1.0 billion and $0.9 billion, respectively, at a weighted average interest rate of 1.0% and 1.5%, respectively. The weighted average maturity of the Company's commercial paper during fiscal 2004 and 2003 was less than two days for both periods.

The Company's U.S. and Canadian short-term funding requirements related to client funds obligations are sometimes obtained on a secured basis through the use of repurchase agreements, which are collateralized principally by government and government agency securities. These agreements generally have terms ranging from overnight up to five business days. At June 30, 2004 and 2003, there were no outstanding repurchase agreements. For the years ended June 30, 2004 and 2003, the Company had an average outstanding balance of $32.0 million and $6.1 million, respectively, at a weighted average interest rate of 1.8% and 3.0%, respectively.

Note 8. Debt

Components of long-term debt are as follows:

--------------------------------------------------------------------------------

June 30,                                                  2004            2003
                                                     ---------        ---------

Zero coupon convertible subordinated
  notes (5.25% yield)                                $  31,863        $  39,661
Industrial revenue bonds
  (with variable interest rates from 1.15% to 1.58%)    36,525           36,500
Other                                                    8,327            9,338
                                                     ---------        ---------
                                                        76,715           85,499
Less current portion                                      (515)            (825)
                                                     ---------        ---------
                                                     $  76,200        $  84,674
                                                     ---------        ---------
                                                     ---------        ---------
--------------------------------------------------------------------------------

The zero coupon convertible subordinated notes had a face value of approximately $48 million at June 30, 2004 and mature February 20, 2012, unless converted or redeemed earlier. At June 30, 2004, the notes were convertible into approximately 1.2 million shares of the Company's common stock. The notes are callable at the option of the Company, and the holders of the notes can convert into common stock at any time or require redemption in fiscal 2007. During fiscal 2004 and 2003, approximately $14 million and $18 million face value of notes were converted, respectively. As of June 30, 2004 and 2003, the quoted market prices for the zero coupon notes were approximately $52 million and $55 million, respectively. The fair value of the other debt, included above, approximates its carrying value.

      Long-term debt repayments at June 30, 2004 are due as follows:

--------------------------------------------------------------------------------

2006                                     $    402
2007                                          344
2008                                          169
2009                                       16,366
2010                                            -
Thereafter                                 58,919
                                         --------
                                         $ 76,200
                                         ========
--------------------------------------------------------------------------------
      Cash payments relating to interest were approximately $14 million in fiscal 2004, $20 million in fiscal 2003 and $18 million in fiscal 2002.

Note 9. Funds Held for Clients and Client Funds Obligations

As part of its integrated payroll and payroll tax filing services, the Company impounds funds for federal, state and local employment taxes from approximately 379,000 clients; handles regulatory payroll tax filings, correspondence, amendments, and penalty and interest disputes; remits the funds to the appropriate tax agencies; and handles other employer-related services. In addition to fees paid by clients for these services, the Company receives interest during the interval between the receipt and disbursement of these funds by investing the funds primarily in fixed-income instruments. The amount of collected but not yet remitted funds for the Company's payroll and payroll tax filing and other services varies significantly during the year, and averaged approximately $11.1 billion in fiscal 2004, $8.9 billion in fiscal 2003 and $8.4 billion in fiscal 2002.

Note 10. Employee Benefit Plans

A. Stock Plans. The Company has stock option plans which provide for the issuance, to eligible employees, of incentive and non-qualified stock options, which may expire as much as 10 years from the date of grant, at prices not less than the fair market value on the date of grant. At June 30, 2004, there were 9,096 participants in the plans. The aggregate purchase price for options outstanding at June 30, 2004 was approximately $2.9 billion. The options expire at various points beginning in fiscal 2005 through fiscal 2014.

        A summary of changes in the stock option plans for the three years ended
June 30, 2004, is as follows:
---------------------------------------------------------------------------------------------

                                       Number of Options               Weighted Average Price
                                       (In thousands)                  (In dollars)
                               ----------------------------------      ----------------------
Years ended June 30,            2004          2003           2002       2004     2003    2002
                               ----------------------------------      ----------------------

Options outstanding,
  beginning of year            60,958        50,843        47,496       $41      $41      $37
Options granted                18,080        15,867        12,325       $41      $37      $49
Options exercised              (4,557)       (2,588)       (6,481)      $24      $19      $22
Options canceled               (4,322)       (3,164)       (2,497)      $46      $48      $47
                               ----------------------------------       ---------------------
Options outstanding,
  end of year                  70,159        60,958        50,843       $42      $41      $41
                               ----------------------------------       ---------------------
Options exercisable,
  end of year                  32,140        27,617        21,626       $40      $36      $31
                               ----------------------------------
Shares available for
  future grants,
  end of year                  22,431         1,189        13,892
                               ----------------------------------
Shares reserved for
  issuance under
  stock option plans           92,590        62,147        64,735
                               ----------------------------------
                               ----------------------------------
---------------------------------------------------------------------------------------------

 Summarized information about stock options outstanding as of June 30, 2004 is as follows:

---------------------------------------------------------------------------------------------
                              Outstanding                            Exercisable
---------------------------------------------------------------------------------------------
Exercise                                                Weighted                      Weighted
Price                      Number     Remaining          Average           Number      Average
Range                  of Options          Life            Price       of Options        Price
                    (In thousands)    (In years)     (In dollars)   (In thousands) (In dollars)
---------------------------------------------------------------------------------------------

Under $15                     589           0.5           $14                 589        $14
$15 to $25                  4,243           2.0           $20               4,227        $20
$25 to $35                 11,757           6.6           $32               6,741        $30
$35 to $45                 29,411           7.6           $41              10,745        $42
$45 to $55                 18,942           7.8           $49               6,867        $51
Over $55                    5,217           6.2           $60               2,971        $60
---------------------------------------------------------------------------------------------

The Company has stock purchase plans under which eligible employees have the ability to purchase shares of common stock at 85% of the lower of market value as of the date of purchase election or as of the end of the plans. Approximately
3.3 million and 3.0 million shares are scheduled for issuance on December 31, 2005 and 2004, respectively. Approximately 1.9 million and 1.5 million shares were issued during the years ended June 30, 2004 and 2003, respectively. At June 30, 2004 and 2003, there were approximately 8.0 million and 0.6 million shares, respectively, reserved for purchase under the plans. As of June 30, 2004 and 2003, employee stock purchase plan withholdings of $63 million and $60 million, respectively, were included in accrued expenses and other current liabilities, and $26 million and $27 million, respectively, were included in other non-current liabilities on our Consolidated Balance Sheets.

The Company has a restricted stock plan under which shares of common stock have been sold for nominal consideration to certain key employees. These shares are restricted as to transfer and in certain circumstances must be resold to the Company at the original purchase price. The Company records stock compensation expense relating to the issuance of restricted stock over the period during which the transfer restrictions exist, which is up to six years. During the fiscal years ended June 30, 2004, 2003 and 2002, the Company issued 393 thousand, 221 thousand and 144 thousand restricted shares, respectively.

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

A June 30 measurement date was used in determining the majority of the Company's benefit obligations and fair value of plan assets.


The Company's pension plans' funded status as of June 30, 2004 and 2003 follows:

--------------------------------------------------------------------------------

June 30,                                                   2004            2003
                                                      ---------       ---------

Change in plan assets:
Fair value of plan assets at beginning of year        $ 553,200       $ 444,500
Actual return on plan assets                             81,800          20,400
Employer contributions                                   59,500          99,700
Benefits paid                                           (16,500)        (11,400)
                                                      ---------       ---------
Fair value of plan assets at end of year              $ 678,000       $ 553,200
                                                      ---------       ---------

Change in benefit obligation:
Benefit obligation at beginning of year               $ 593,400       $ 484,600
Service cost                                             23,000          25,600
Interest cost                                            33,700          31,200
Actuarial and other losses                                3,100          63,400
Benefits paid                                           (16,500)        (11,400)
                                                      ---------       ---------
Projected benefit obligation at end of year           $ 636,700       $ 593,400
                                                      ---------       ---------

Funded status - plan assets less benefit obligation   $  41,300       $ (40,200)
Unrecognized net actuarial loss due to
  different experience than assumed                     240,700         279,800
                                                      ---------       ---------
Prepaid pension cost                                  $ 282,000       $ 239,600
                                                      ---------       ---------
                                                      ---------       ---------
--------------------------------------------------------------------------------

The accumulated benefit obligation for all defined benefit pension plans was $629,000 and $582,700 at June 30, 2004 and 2003, respectively.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the Company's pension plans with accumulated benefit obligations in excess of plan assets were $70 million, $65 million and $23 million, respectively, as of June 30, 2004, and $67 million, $59 million and $19 million, respectively, as of June 30, 2003.

The components of net pension expense were as follows:

--------------------------------------------------------------------------------

Years ended June 30,                         2004           2003           2002
                                         --------       --------       --------
Service cost - benefits earned
  during the period                      $ 23,000       $ 25,600       $ 17,400
Interest cost on projected benefits        33,700         31,200         29,100
Expected return on plan assets            (50,500)       (50,500)       (46,300)
Net amortization and deferral              10,200          1,100           (500)
                                         --------       --------       --------
                                         $ 16,400       $  7,400       $   (300)
                                         ========       ========       ========
--------------------------------------------------------------------------------

  Assumptions used to determine the actuarial present value of benefit obligations generally were:

--------------------------------------------------------------------------------
Years ended June 30,                           2004          2003
                                               ----          ----
Discount rate                                  6.00%        5.75%
Increase in compensation levels                6.00%        6.00%
--------------------------------------------------------------------------------

  Assumptions used to determine the net periodic benefit cost generally were:

--------------------------------------------------------------------------------
Years ended June 30,                           2004          2003
                                               ----          ----
Discount rate                                  5.75%        6.75%
Expected long-term rate of return on assets    7.25%        8.50%
Increase in compensation levels                6.00%        6.00%
--------------------------------------------------------------------------------

The long-term expected rate of return on assets assumption is 7.25%. This percentage has been determined based on historical and expected future rates of return on plan assets considering the target asset mix and the long-term investment strategy.


Plan Assets

The Company's pension plans' weighted average asset allocations at June 30, 2004 and 2003, by asset category were as follows:


                                        2004          2003
                                        ----          ----
United States Fixed Income Securities    31%           41%
United States Equity Securities          54%           46%
International Equity Securities          15%           13%

                                        ----          ----
Total                                   100%          100%
--------------------------------------------------------------------------------

The Company's pension plans' asset investment strategy is designed to ensure prudent management of assets, consistent with long-term return objectives and the prompt fulfillment of all pension plan obligations. The investment strategy and asset mix were developed in coordination with an asset liability study conducted by external consultants to maximize the funded ratio with the least amount of volatility.

The pension plans' assets are currently invested in various asset classes with differing expected rates of return, correlations and volatilities including large capitalization and small capitalization U.S. equities, international equities, and U.S. fixed income securities and cash.

The target asset allocation ranges are as follows:
-------------------------------------------------------------
           United States Fixed Income Securities    30 - 40%
           United States Equity Securities          45 - 55%
           International Equity Securities          12 - 20%
           Total Equities                           60 - 70%
-------------------------------------------------------------

The pension plans' fixed income portfolio is designed to match the duration and liquidity characteristics of the pension plans' liabilities. In addition, the pension plans invest only in investment-grade debt securities to ensure preservation of capital. The pension plans' equity portfolios are subject to diversification guidelines to reduce the impact of losses in single investments. Investment managers are prohibited from buying or selling commodities, futures or option contracts, and from short selling of securities.

None of the assets of the pension plans are directly invested in the Company's stock, although the pension plans may hold a minimal amount of Company stock to the extent of the Company's participation in the S&P 500 Index.

Contributions

The minimum required contributions to the Company's pension plans is $0 in fiscal 2005; however, the Company expects to contribute approximately $25 million.

Estimated Future Benefit Payments


The benefits expected to be paid in each year from fiscal 2005 to 2009 are $17 million, $18 million, $24 million, $26 million and $32 million, respectively. The aggregate benefits expected to be paid in the five fiscal years from 2010 to 2014 are $276 million. The expected benefits to be paid are based on the same assumptions used to measure the Company's pension plans' benefit obligation at June 30, 2004 and include estimated future employee service.

C. Retirement and Savings Plan. The Company has a 401(k) retirement and savings plan, which allows eligible employees to contribute up to 20% of their compensation annually and allows highly compensated employees to contribute up to 10% of their compensation annually. The Company matches a portion of employee contributions, which amounted to approximately $35 million, $34 million and $35 million for calendar years 2003, 2002 and 2001, respectively.

Note 11. Income Taxes

Earnings before income taxes shown below are based on the geographic location to which such earnings are attributable.
--------------------------------------------------------------------------------
Years ended June 30,                   2004              2003              2002
                                 ----------        ----------        ----------
Earnings before income taxes:
  United States                  $1,307,465        $1,474,915        $1,618,885
  Foreign                           187,065           170,285           168,085
                                 ----------        ----------        ----------
                                 $1,494,530        $1,645,200        $1,786,970
                                 ==========        ==========        ==========
--------------------------------------------------------------------------------

 The provision for income taxes consists of the following components:
--------------------------------------------------------------------------------
Years ended June 30,                   2004              2003              2002
                                  ---------         ---------         ---------
Current:
  Federal                         $ 350,265         $ 496,920        $  542,980
  Foreign                            78,450            84,180            67,380
  State                              21,090            61,725            67,160
                                  ---------         ---------         ---------
  Total current                     449,805           642,825           677,520

Deferred:
  Federal                           100,125               430             6,525
  Foreign                           (13,720)          (16,350)              (20)
  State                              22,750               145             2,175
                                  ---------         ---------         ---------
  Total deferred                    109,155           (15,775)            8,680
                                  ---------         ---------         ---------
  Total provision                 $ 558,960         $ 627,050         $ 686,200
                                  =========         =========         =========
--------------------------------------------------------------------------------

A reconciliation between the Company's effective tax rate and the U.S. federal statutory rate is as follows:


--------------------------------------------------------------------------------------------------------
Years ended June 30,                       2004        %            2003        %           2002       %
                                      ------------------       ------------------      ------------------

Provision for taxes
  at U.S. statutory rate              $ 523,086     35.0      $ 575,820      35.0      $ 625,415     35.0
Increase (decrease) in provision from:

    State taxes, net
    of federal tax
    benefit                              28,495      1.9         40,215       2.4         45,070      2.5

    Other                                 7,379      0.5         11,015       0.7         15,715      0.9
                                      ------------------     --------------------      ------------------
                                      $ 558,960     37.4     $  627,050      38.1      $ 686,200     38.4
                                      ------------------     --------------------      ------------------
                                      ------------------     --------------------      ------------------
---------------------------------------------------------------------------------------------------------

The significant components of deferred income tax assets and liabilities and their balance sheet classifications are as follows:

--------------------------------------------------------------------------------
June 30,                                                2004              2003
                                                    --------          --------

Deferred tax assets:
  Accrued expenses not currently deductible         $190,541         $ 178,893
  Net operating losses                                45,916            58,178
  Other                                               30,168            29,023
                                                    --------         ---------
                                                     266,625           266,094
  Less: Valuation allowances                         (25,858)          (32,220)
                                                    --------         ---------
  Deferred tax assets - net                         $240,767         $ 233,874
                                                    --------         ---------
--------------------------------------------------------------------------------

Deferred tax liabilities:
  Unrealized investment gains, net                 $  22,390         $ 142,102
  Accrued retirement benefits                        112,323            90,730
  Depreciation and amortization                      275,806           188,943
  Other                                               47,305            49,244
                                                   ---------         ---------
  Deferred tax liabilities                         $ 457,824         $ 471,019
                                                   ---------         ---------

Net deferred tax liabilities                       $ 217,057         $ 237,145
                                                   =========         =========
--------------------------------------------------------------------------------
There are $84.0 million and $104.7 million current deferred tax assets included in other current assets in the balance sheets at June 30, 2004 and June 30, 2003, respectively. There are $17.3 million and $21.0 million current deferred tax liabilities included in accrued expenses and other current liabilities in the balance sheets at June 30, 2004 and June 30, 2003, respectively.

Income taxes have not been provided on undistributed earnings of foreign subsidiaries as the Company considers such earnings to be permanently reinvested as of June 30, 2004 and June 30, 2003.

The Company has estimated domestic and foreign net operating loss carry forwards of approximately $55.5 million and $70.1 million, respectively, at June 30, 2004 and approximately $103.2 and $66.9 million, respectively, at June 30, 2003.

The Company has recorded valuation allowances of $25.8 million and $32.2 million at June 30, 2004 and June 30, 2003, respectively, to reflect the estimated amount of foreign deferred tax assets that may not be realized. A portion of the valuation allowances in the amounts of approximately $3.4 million and $11.6 million at June 30, 2004 and June 30, 2003, respectively, relate to net deferred tax assets which were recorded in purchase accounting. Any recognition of such amounts in future years will be a reduction to goodwill.

Income tax payments were approximately $539 million in 2004, $686 million in 2003 and $518 million in 2002.

Note 12. Contractual Commitments, Contingencies and Off-Balance Sheet
Arrangements

The Company has obligations under various facilities and equipment leases and software license agreements. Total expense under these agreements was approximately $317 million in 2004, $319 million in 2003 and $272 million in 2002, with minimum commitments at June 30, 2004 as follows:

--------------------------------------------------------------------------------
Years ending June 30,

2005                       $290,901
2006                        215,412
2007                        148,606
2008                        102,264
2009                         55,965
Thereafter                  117,617
                           --------
                           $930,765
                           ========
--------------------------------------------------------------------------------
In addition to fixed rentals, certain leases require payment of maintenance and real estate taxes and contain escalation provisions based on future adjustments in price indices.

As of June 30, 2004, the Company has purchase commitments of approximately $89 million relating to software and equipment maintenance contracts, of which $46 million relates to fiscal 2005 and the remaining $43 million relates to fiscal years 2006 through 2009.

The Company is subject to various claims and litigation in the normal course of business. The Company does not believe that the resolution of these matters will have a material impact on the consolidated financial statements.

It is not the Company's business practice to enter into off-balance sheet arrangements. However, in the normal course of business, the Company does enter into contracts in which it makes representations and warranties that guarantee the performance of the Company's products and services. Historically, there have been no material losses related to such guarantees. The Company also has provisions within certain contracts that require the Company to make future payments if specific conditions occur. The maximum potential payments under these contracts is not material to the consolidated financial statements.

Note 13.  Accumulated Other Comprehensive (Loss) Income

Comprehensive income is a measure of income which includes both net income and other comprehensive (loss) income. Other comprehensive (loss) income results from items deferred on the balance sheet in stockholders' equity. Other comprehensive (loss) income was $(178) million, $277 million and $115 million in 2004, 2003 and 2002, respectively. The accumulated balances for each component of other comprehensive (loss) income are as follows:

June 30,                                 2004             2003          2002
                                     --------         ---------    ---------
Currency translation adjustments     $(52,408)        $ (69,535)   $(243,581)
Unrealized gain on
 available-for-sale securities, net
 of tax                                37,479           233,830      125,268
Minimum pension liability adjustment,
 net of tax                            (4,581)           (5,476)           -
                                     --------         ---------    ---------
Accumulated other comprehensive
 (loss) income                       $(19,510)        $ 158,819    $(118,313)
                                     ========         =========    =========

Note 14. Financial Data By Segment

Employer Services, Brokerage Services and Dealer Services are the Company's largest business units. The primary components of "Other" are Claims Services, miscellaneous processing services, and corporate allocations and expenses. The Company evaluates performance of its business units based on operating results before interest on corporate funds, foreign currency gains and losses, and income taxes. Certain revenues and expenses are charged to business units at a standard rate for management reasons. Other costs are recorded based on management responsibility. The 2003 and 2002 business unit revenues and earnings before income taxes have been adjusted to reflect updated fiscal year 2004 budgeted foreign exchange rates. In addition, Employer Services' prior year's revenues and earnings before income taxes were adjusted to include interest income earned on funds held for clients at a standard rate of 4.5%. Prior to fiscal year 2004, Employer Services was credited with interest earned on client funds at 6.0%. Given the decline in interest rates over recent years, the standard rate has been changed to 4.5%. The business unit results also include a cost of capital charge related to the funding of acquisitions and other investments. All of these adjustments/charges are eliminated in consolidation and as such represent a reconciling item to earnings before income taxes. Business unit assets include funds held for clients but exclude corporate cash, marketable securities and goodwill.

--------------------------------------------------------------------------------------------------------------------


                                                                                Reconciling Items
                                                                                ----------------------------
                                                                                           Client    Cost of
                                    Employer    Brokerage   Dealer              Foreign    Fund      Capital
(In millions)                       Services     Services   Services   Other    Exchange   Interest  Charge    Total
                                    --------    ---------   --------  -------   --------   -------   ------  -------

Year ended June 30, 2004
                                     -------      -------   --------  -------   --------   -------   ------  -------
Revenues                             $ 4,809      $ 1,665   $   890  $   476    $     55   $ (140)        -  $ 7,755
Earnings before income taxes         $   993      $   245   $   144  $   112    $      7   $ (140)   $  134  $ 1,495
Assets                               $14,429      $   611   $   434  $ 5,647           -        -         -  $21,121
Capital expenditures                 $    97      $    36   $    34  $    37           -        -         -  $   204
Depreciation and amortization        $   248      $    86   $    51  $    56           -        -    $ (134) $   307
                                     -------      -------   -------- -------    --------   -------   ------  -------
Year ended June 30, 2003
                                     -------      -------   -------- -------    --------   -------   ------  -------
Revenues                             $ 4,390      $ 1,610   $   813  $   462    $    (87)  $  (41)        -  $ 7,147
Earnings before income taxes         $ 1,070      $   232   $   137  $   153    $    (15)  $  (41)   $  109  $ 1,645
Assets                               $13,278      $   556   $   351  $ 5,649           -        -         -  $19,834
Capital expenditures                 $    66      $    24   $    26  $    18           -        -         -  $   134
Depreciation and amortization        $   193      $    95   $    50  $    46           -        -    $ (109) $   275
                                     -------      -------   -------- -------    --------   -------   ------  -------
Year ended June 30, 2002
                                     -------      -------   -------- -------    --------   -------   ------  -------
Revenues                             $ 4,176      $ 1,777   $   732  $   464    $   (195)  $    50        -  $ 7,004
Earnings before income taxes         $   995      $   358   $   120  $   169    $    (27)  $    50   $  122  $ 1,787
Assets                               $12,244      $   566   $   181  $ 5,286           -         -        -  $18,277
Capital expenditures                 $    71      $    33   $    21  $    21           -         -        -  $   146
Depreciation and amortization        $   208      $   108   $    40  $    45           -         -   $ (122) $   279
                                     -------      -------   -------- -------    --------   -------   ------  -------
--------------------------------------------------------------------------------------------------------------------

Revenues and assets by geographic area are as follows:
--------------------------------------------------------------------------------
                              United
(In millions)                 States      Europe      Canada     Other    Total
                             -------      ------      ------    ------  -------
Year ended June 30, 2004

Revenues                     $ 6,449      $  881      $  354    $   71  $ 7,755
Assets                       $17,591      $1,662      $1,719    $  149  $21,121

Year ended June 30, 2003

Revenues                     $ 6,016      $  775      $  292    $   64  $ 7,147
Assets                       $16,841      $1,476      $1,391    $  126  $19,834

Year ended June 30, 2002

Revenues                     $ 5,978      $  673      $  270    $   83  $ 7,004
Assets                       $16,055      $1,214      $  843    $  165  $18,277

--------------------------------------------------------------------------------

Note 15. Quarterly Financial Results (Unaudited)
Summarized quarterly results of operations for the two years ended June 30, 2004 are as follows:

------------------------------------------------------------------------------------------

                                     First          Second         Third          Fourth
                                   Quarter         Quarter        Quarter         Quarter
                                ----------      ----------      ----------      ----------

Year ended June 30, 2004

Revenues                        $1,720,277      $1,827,400      $2,121,435      $2,085,830
Net earnings                    $  194,850      $  228,580      $  300,250      $  211,890
Basic earnings per share        $      .33      $      .39      $      .51      $      .36
Diluted earnings per share      $      .32      $      .38      $      .50      $      .36
                                ----------      ----------      ----------      ----------
Year ended June 30, 2003
Revenues                        $1,646,685      $1,682,995      $1,905,778      $1,911,559
Net earnings                    $  210,400      $  261,690      $  329,390      $  216,670
Basic earnings per share        $      .35      $      .44      $      .55      $      .36
Diluted earnings per share      $      .34      $      .43      $      .54      $      .36
                                ----------      ----------      ----------      ----------
------------------------------------------------------------------------------------------

REPORT OF MANAGEMENT



Management is responsible for the preparation of the accompanying financial statements. The financial statements, which include amounts based on the application of business judgments, have been prepared in conformity with accounting principles generally accepted in the United States of America. Deloitte & Touche LLP, an independent registered public accounting firm, has audited our consolidated financial statements as described in their report.

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




                                            /s/ Arthur F. Weinbach
                                            -----------------------
                                            Arthur F. Weinbach
                                            Chairman and Chief Executive Officer

                                            /s/ Karen E. Dykstra
                                            --------------------
                                            Karen E. Dykstra
                                            Chief Financial Officer


                                            Roseland, New Jersey
                                            August 11, 2004

            Report of Independent Registered Public Accounting Firm



Board of Directors and Stockholders of
Automatic Data Processing, Inc.
Roseland, New Jersey

We have audited the accompanying consolidated balance sheets of Automatic Data Processing, Inc. and subsidiaries ("the Company") as of June 30, 2004 and 2003, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at June 30, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2004, in conformity with accounting principles generally accepted in the United States of America.


/s/ Deloitte & Touche LLP
-------------------------

New York, New York
August 11, 2004